As filed with the Securities and Exchange Commission on October 13, 2004

Registration No. 333-119352

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM F-3

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

Companhia de Saneamento Básico do Estado de

São Paulo-Sabesp

(Exact name of Registrant as specified in its charter)

Basic Sanitation Company

of the State of São Paulo-Sabesp

(Translation of the Registrant’s name into English)

Federative Republic of Brazil

(State or other jurisdiction of incorporation or organization)

Not Applicable

(I.R.S. Employer Identification No.)

Rua Costa Carvalho, 300

05429-900 São Paulo, SP, Brazil

(55-11) 3388-8000

(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System

111 Eighth Avenue, New York, New York 10011

(212) 894-8400

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service of Process)

With copies to:

Sara Hanks Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000	Howard M. Kleinman, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per ADS (each representing 250 common shares)		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common shares, without par value(1)	6,063,162,187	(2)	$11.955	(3)	$289,940,416	(2)(3)	36,736	(4)

(1)	A separate Registration Statement on Form F-6 (file number 333-86118) was filed for the registration of American depositary shares (“ADSs”) issuable upon deposit of the common shares registered hereby and became effective on May 9, 2002. Each ADS represents 250 common shares.
(2)	Includes common shares to be offered in a Brazilian offering but which may be resold from time to time in the United States in transactions requiring registration under the Securities Act, and common shares, which can be in the form of ADSs, which the underwriters may purchase solely to cover over-allotments, if any.
(3)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low prices of the common shares represented by ADSs on the New York Stock Exchange on October 7, 2004.
(4)	The Registrant previously paid $27,000 in connection with the initial filing on September 28, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 13, 2004

P R O S P E C T U S

                 American Depositary Shares

Companhia de Saneamento Básico

do Estado de São Paulo – Sabesp

Representing              Common Shares

$              per ADS

The selling shareholders are selling              shares in the form of American depositary shares, or ADSs. Each ADS represents the right to receive 250 common shares. The selling shareholders are concurrently offering common shares in Brazil through Brazilian underwriters using a Portuguese-language prospectus. We will not receive any proceeds from the sale of the ADSs and common shares in these offerings. Each of these offerings is conditioned upon the closing of the other.

The selling shareholders have granted Citigroup Global Markets Inc., as global coordinator for the offerings, an option to purchase up to                     additional common shares, which can be in the form of ADSs, to cover over-allotments, if any.

The ADSs are listed on the New York Stock Exchange under the symbol “SBS” and the common shares are listed on the São Paulo Stock Exchange under the symbol “SBSP3.” On October 11, 2004, the last reported sale price of the ADSs on the New York Stock Exchange was $11.91 per ADS and the last reported sale price of the common shares on the São Paulo Stock Exchange was R$133.5 per 1,000 shares, equivalent to a price of $11.79 per ADS, assuming an exchange rate of R$2.8318 per US dollar.

Investing in our ADSs involves risks. See “ Risk Factors” beginning on page 10.

The offering of common shares in Brazil will be registered with the Brazilian Securities Commission. Neither the Securities and Exchange Commission, nor any state securities commission, nor the Brazilian Securities Commission, has approved or disapproved the distribution of the ADSs and common shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per 1,000 common shares	Per ADS	Total
Public Offering Price	$	$	$
Underwriting Discount	$	$	$
Proceeds to the Selling Shareholders (before expenses)	$	$	$

The underwriters expect to deliver the common shares and the ADSs to purchasers against payment on or about                 , 2004.

Global Coordinator and Sole Book Runner

Citigroup

Unibanco

                , 2004

You should rely only on the information contained in or incorporated by reference in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of the ADSs or of our common shares occurs.

i

PRESENTATION OF FINANCIAL AND STATISTICAL INFORMATION

In this prospectus, references to “real”, “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US dollars,” “US$” or “$” are to United States dollars. Solely for the convenience of the reader, we have translated some of the real amounts contained in this prospectus into US dollars at a rate equal (unless otherwise indicated) to R$3.1075 per US$1.00, the commercial selling rate as of June 30, 2004 as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The commercial selling rate as of June 30, 2004 may not be indicative of current or future exchange rates. Therefore, you should not read these translations as representations that any such amounts have been, could have been or could be converted into US dollars at that or at any other exchange rate. See “Exchange Rates” for information regarding exchange rates applicable to the Brazilian currency since January 1, 1999.

Our audited financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 and our unaudited interim consolidated financial statements as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 are included in this prospectus. Our financial statements are presented in reais and are prepared in accordance with the Brazilian Corporate Law Method, which is based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM) and the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil, or IBRACON), referred to in this prospectus as the Brazilian Corporate Law Method.

Like other Brazilian companies, we have the option of presenting our primary financial statements on the basis of accounting principles established in accordance with the Brazilian Corporate Law Method with a reconciliation to generally accepted accounting principles in the United States of America, or US GAAP. Unless otherwise indicated, our financial statements and all financial data included in this prospectus have been prepared in accordance with the Brazilian Corporate Law Method. The Brazilian Corporate Law Method differs in significant respects from US GAAP. Note 24 to our financial statements provides a description of the differences between the Brazilian Corporate Law Method and US GAAP as they relate to our financial statements and a reconciliation from the Brazilian Corporate Law Method to US GAAP, for periods presented therein, of our net income (loss) and of our shareholders’ equity. The reconciliation from the financial statements prepared in accordance with the Brazilian Corporate Law Method to US GAAP includes, among others, adjustments for differences related to the accounting for past revaluations of property, plant and equipment, historical inflation accounting and accounting for pension and other employee benefits.

We do not have any subsidiaries.

Some figures included in this prospectus and in our annual report have been rounded. Therefore, figures in certain tables may not total.

Market data and other statistical information used in this prospectus are based on independent industry publications, government publications, publicly available information or other published independent sources. Some data is also based on the estimates of our management, which are derived from its review of internal surveys, and industry knowledge, as well as from independent sources. Although we believe these sources to be reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission, or the SEC, allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and some later information that we file with or furnish to the SEC will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been filed with the SEC:

•	The Annual Report on Form 20-F we filed with the SEC on June 28, 2004 for the fiscal year ended December 31, 2003, which we refer to as our Form 20-F.

•	The Report on Form 6-K we furnished to the SEC on August 18, 2004 relating to our results for the six months ended June 30, 2004.

We also incorporate by reference into this prospectus any future filings on Form 20-F made with the SEC pursuant to the Exchange Act of 1934, as amended, which we refer to as the Exchange Act, after the date of this prospectus and prior to the consummation of this offering, and to the extent designated therein, future reports on Form 6-K furnished to the SEC.

Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We will provide without charge to each person, including any beneficial owner of our common shares or of ADSs, to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to the Investor Relations Department, Rua Costa Carvalho, 300, 05429-900 São Paulo, SP, Brazil (telephone no:  (55 11) 3388-9135).

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	the interests of our controlling shareholder, the State of São Paulo;

•	our ability to collect amounts owed to us by our controlling shareholder and by municipalities;

•	existing and future governmental regulation, including taxes on, and charges to, us;

•	our lack of formal concessions for the City of São Paulo and other municipalities;

•	municipalities’ ability to terminate our existing concessions;

•	our ability to obtain additional concessions and to renew current concessions when they come due;

•	limitations on our ability to increase tariffs;

•	our capital expenditure program and other liquidity and capital resources requirements;

•	our level of indebtedness and limitations on our ability to incur additional indebtedness;

•	droughts, water shortages and/or climate events;

•	our costs relating to compliance with environmental laws and potential penalties for failure to comply with such laws;

•	the outcome of our pending or future legal proceedings;

•	general economic, political and other conditions in Brazil and in other emerging market countries;

•	inflation and currency devaluation in Brazil;

•	changes to tax laws in Brazil;

•	power shortages, rationing or instability of electricity supply;

•	our management’s expectations and estimates concerning our future financial performance;

•	the size and growth of our customer base; and

•	other risk factors as set forth in the “Risk Factors” section.

The words “believes,” “may,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements included in this prospectus, before making an investment decision.

Sabesp

We believe we are the largest water and sewage company in Latin America based on net revenue and customers in 2003. We provide water and sewage services in the State of São Paulo, in which the City of São Paulo, Brazil’s largest city, is located. According to the Brazilian Institute of Geography and Statistics, the State of São Paulo is Brazil’s most populous and economically productive state. We serve a broad range of residential, commercial, industrial and governmental customers in the area we refer to as the São Paulo Metropolitan Region, which comprises 33 municipalities in the metropolitan area of the City of São Paulo, and in the area we refer to as the Regional Systems, which comprises 335 municipalities in the interior and coastline regions of the State of São Paulo, for a total of 368 of the 645 municipalities in the State of São Paulo as of the date of this prospectus. We also supply water on a wholesale basis to six municipalities in the São Paulo Metropolitan Region in which we do not operate water systems. The São Paulo Metropolitan Region and the Regional Systems accounted for 74.0% and 26.0% of our net revenue from sales and services for the six months ended June 30, 2004, respectively.

As of June 30, 2004, we distributed water to approximately 22.2 million people, which we believe includes 60.0% of the urban population of the State of São Paulo, through 57,976 kilometers of water pipes and mains to more than 6.3 million water connections. As of June 30, 2004, we provided sewage services to approximately 18.0 million people, or a sewage coverage ratio of 78.0%, through 35,692 kilometers of sewer lines to approximately 4.7 million sewage connections. In addition, we currently sell water on a wholesale basis to six municipalities having an estimated total population of approximately 3.1 million in the aggregate.

We had net revenue from sales and services of R$4,130.8 million (US$1,329.3 million) in 2003 and R$2,126.3 million (US$684.2 million) for the six months ended June 30, 2004. We had total assets of R$16,441.5 million (US$5,290.9 million) and shareholders’ equity of R$7,580.9 million (US$2,439.5 million) as of June 30, 2004.

The State of São Paulo, our controlling shareholder, is required by our by-laws and by State law to own at least one-half plus one of our voting (common) shares. After giving effect to the ADS and Brazilian offerings, the State of São Paulo will own 50.3% of our outstanding common shares assuming the over-allotment option is exercised in full.

Our Strengths

We believe that our strong business position, development and future prospects are reflected by the following strengths:

•	Well-established Business with Significant Size and Scale. We believe we are the largest water and sewage company in Latin America. We are the sole provider of water and sewage services in our areas of operations. We provide water services to approximately 22.2 million people and sewage services to approximately 18.0 million people, or a sewage coverage ratio of 78.0%. We have a track record of consistent revenue growth and strong cash flows that fund a considerable portion of our capital expenditures, as well as regular dividends to our shareholders. The size of our operations enables us to achieve economies of scale which positively impact our business.

•	Operations in Brazil’s Most Populous and Wealthy State. The State of São Paulo, part of the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated population of 39.3 million as of June 30, 2004. The City of São Paulo had an estimated population of 10.7 million as of June 30, 2004, with 18.9 million inhabitants in the greater metropolitan region. The gross domestic product (GDP) of the State of São Paulo was approximately R$401.0 billion as of 2001, representing approximately 33.4% of Brazil’s total GDP, making it the largest economy of any state in Brazil, based on GDP.

•	Visible Growth Opportunities. We currently have a sewage coverage ratio of 78%, and plan to increase this ratio to 85% by 2008 by adding over 835,000 sewage connections. In addition, there are municipalities in the State of São Paulo in which we currently do not operate water or sewage concessions or to which we currently supply water solely on a wholesale basis. This represents a total population of approximately 15 million. Since January 1, 1997, we have obtained concessions for 33 additional municipalities (representing a total population of 1.4 million).

•	High Quality Operations. We believe that our company adheres to high standards of service and utilizes the best available technology in the sanitation business. Five of our water quality laboratories in the São Paulo Metropolitan Region have received ISO 9001/2000 certification and three in the Regional Systems have received ISO 17025 certification. We have also received ISO 9001/2000 certification for the maintenance of our pumps and quality of our sewage collection services in the São Paulo Metropolitan Region. We believe our technology enhances the efficiency and quality of our operations.

•	Access to Attractive Financing. We benefit from long-term financing from domestic and international multilateral agencies and development banks at attractive interest rates. Our capital expenditures are funded by this financing in addition to our cash flows from operations.

•	Strong Corporate Governance Practices. In 2002, we joined and currently are the only mixed capital company in the Novo Mercado segment of the São Paulo Stock Exchange. We are committed to abide by certain corporate governance practices and disclosure requirements in addition to those already required under Brazilian law. These corporate governance practices require us to increase shareholders’ rights and to enhance the quality of information provided to shareholders.

Our Strategy

Our mission is to improve the quality of life of the population of the State of São Paulo and, in particular, to meet the growing demand for water and sewage services in an environmentally responsible manner. We are seeking to expand and improve our operations so that we can fulfill our mission and at the same time enhance shareholder value.

In order to achieve our objectives, we have defined the following key strategic initiatives:

•	Continue to Expand Our Water and Sewage Services in Our Existing Service Area. Our goal is to maintain universal coverage of water services and to increase penetration of sewage collection and treatment services in our existing service areas of operation. We aim to continue providing universal water coverage and meet population growth by adding 795,000 water connections by 2008. We also intend to increase our sewage coverage ratio to 85% by adding 835,000 sewage connections by 2008.

•	Maintain our Existing Concession Base and Obtain Additional Municipal Concessions and Operations. Our goal is to renew all of our existing concessions as they expire. We have assembled a special task force to address concession expiration in a timely and effective manner. In addition, we regularly explore the possibility of obtaining additional water and sewage concessions and operations in municipalities in the State of São Paulo in which we currently have no operations or to which we currently supply water solely on a wholesale basis.

•	Set Our Tariffs to Cover Our Costs of Operations and to Provide a Return on Investment. We periodically adjust our tariffs for water and sewage services using a transparent formula which accounts for inflation, covers our operating costs and other expenses and provides for return on investment. We generally adjust our tariffs once a year during the month of August for a period of at least 12 months. Our most recent adjustment was a 6.8% increase effective as of August 29, 2004.

•	Continue to Reduce Operating Costs and to Increase Productivity. We are continuing our efforts to lower operating costs and to increase our productivity mainly through a head count reduction program and through an outsourcing and automation strategy. During the six months ended June 30, 2004, we reduced our total number of employees by 4%. Water and sewage connections per employee consequently increased from 566 to 615 in the same period.

•	Improve Operating Efficiency and Reduce Water Losses. Our central efficiency goal is to reduce physical water losses throughout our water system primarily through the replacement and repair of water mains and pipes and the installation of probing and other equipment, including strategically located pressure-regulating valves. We also aim to reduce non-physical water losses by upgrading and replacing inaccurate water meters and by increasing outsourcing of meter reading activities to third-party contractors outside the São Paulo Metropolitan Region. We aim to reduce water losses in the São Paulo Metropolitan Region and in the Regional Systems from 32% and 33%, respectively, to 26% in both regions by 2008.

•	Improve Collection of Overdue Accounts Receivable. We are continuing our efforts to improve our collection of overdue accounts receivable from municipalities to which we provide water on a wholesale basis, from the State of São Paulo and from other governmental entities. We are actively pursuing the amounts overdue and in some cases exploring opportunities to swap the amounts overdue in exchange for the rights and infrastructure to operate the water and sewage systems of certain municipalities. For example, we have recently acquired the right to operate the water and sewage services in the Municipality of São Bernardo do Campo through the transfer of all related assets from the municipality to us in partial exchange for overdue accounts receivable.

•	Diversify Sources of Financing. Our goal is to continue to identify and secure diverse sources of financing, both public and private, with an emphasis on borrowing in local currency to reduce our exposure to exchange rate fluctuations and on borrowing long-term funds to match the duration of our long-term assets.

•	Maintain Close Relationships with Municipal Governments and with Customers. We meet regularly with the mayors of municipalities and organize regional management commissions comprised of mayoral representatives and of our officers to discuss water and sewage services, capital expenditures, tariffs and other issues. We are also working to improve customer relations by shortening response times for customer installations as well as through a focused public relations program to enhance our image. We believe that these activities enhance our ability to obtain renewal of concessions or additional concessions in the future.

We are a mixed capital company (sociedade de economia mista), a corporation organized under the laws of Brazil of which a majority of the voting capital must be owned by the Federal Government, a state government or a municipality. Our principal executive offices are located at Rua Costa Carvalho, 300, 05429-900 São Paulo, SP, Brazil and our telephone number is (55-11) 3388-8000. Our website address is www.sabesp.com.br. The information on our website is not incorporated by reference in this prospectus and does not constitute a part of this prospectus.

The Offerings

Issuer	Companhia de Saneamento Básico do Estado de São Paulo—Sabesp.

Selling shareholders	State of São Paulo and Companhia Paulista de Parcerias—CPP, a company wholly owned by the State of São Paulo.

ADS offering	ADSs representing common shares are being offered through the underwriters in the United States and in other countries outside Brazil.

Brazilian offering	common shares are being offered by Brazilian underwriters in a public offering in Brazil pursuant to a Portuguese-language prospectus filed with the Brazilian Securities Commission.

Reallocation between offerings

The number of ADSs to be offered in the ADS offering and the number of common shares to be offered in the Brazilian offering are subject to reallocation, without any limitation, between the offering outside Brazil and the offering in Brazil, as may be determined by Citigroup Global Markets Inc.

The ADSs

Each ADS represents 250 common shares. ADSs will be evidenced by American Depository Receipts, or ADRs. ADSs will be issued under a deposit agreement, dated as of May 9, 2002, among us, The Bank of New York, as Depositary, and the owners and holders of ADSs issued thereunder.

Offering price

The public offering price for the ADS offering is US$         per ADS. The offering price for the Brazilian offering is R$         per 1,000 common shares, which is the approximate real equivalent of the offering price per ADS in the ADS offering, adjusted to reflect the ratio of 250 common shares to one ADS.

Over-allotment option

The selling shareholders have granted Citigroup Global Markets Inc., as global coordinator for the ADS and Brazilian offerings, an option to purchase          additional common shares, which can be in the form of ADSs, within 30 days from the date of this prospectus, solely to cover over-allotments, if any.

Use of Proceeds

We will not receive any proceeds from the sale of ADSs and common shares being offered in the ADS and Brazilian offerings. The selling shareholders will receive all of the net proceeds from the sale of ADSs and common shares in these offerings.

Outstanding share capital	We will have 28,479,577,827 common shares outstanding immediately prior to and after the ADS and Brazilian offerings. We do not have any other class of share capital.

Voting rights

Holders of our common shares and ADSs have voting rights; however, it may be difficult for holders of ADSs to exercise these rights. See “Description of Capital Stock—Rights of Common Shares” and “Description of American Depositary Shares—Voting Rights.”

Tag-along rights

Holders of our common shares and ADSs have tag-along rights, which enable them to, upon the sale of a controlling interest in us, receive 100.0% of the price paid per common share of the controlling block. However, US holders of common shares and ADSs may not be able to exercise these rights unless a registration statement under the US Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.

Preemptive Rights

Holders of our common shares and ADSs have a general preemptive right to subscribe for shares in any capital increase according to the proportion of their holdings, as well as to subscribe for any convertible debentures, rights to acquire our shares and subscription warrants that we may issue. However, US holders of common shares and ADSs may not be able to exercise these rights unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.

Dividends

Under the Brazilian Corporate Law and our by-laws, we are required to distribute dividends in an aggregate amount of not less than 25.0% of our annual net income, subject to adjustments and exceptions. The holders of ADSs will be entitled to receive dividends as of the date of the acquisition of such ADSs to the same extent as the owners of the common shares, subject to the deduction of any fees and charges of the Depositary for the ADSs. Dividends may be made in the form of interest on shareholders’ equity. See “Description of Share Capital” and “Dividends and Dividend Policy.”

Purchasers of ADSs will not be entitled to receive the dividend declared by our Board of Directors in February 2004, which will be paid subsequent to the offerings.

Taxation

Dividend distributions with respect to common shares or ADSs are not currently subject to withholding of Brazilian income tax. However, payment of interest on shareholders’ equity is currently subject to withholding of Brazilian income tax. Gains from the sale or other disposition of ADSs outside of Brazil among individuals or corporations not domiciled in Brazil may be subject to Brazilian income tax. Such withholding tax may or may not be applicable to the holders of our common shares. See “Taxation—Brazilian Tax Considerations.”

Lock-up

We, our officers and directors and the selling shareholders have agreed with the underwriters for the ADS offering, subject to certain exceptions, not to sell, offer or agree to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any common shares, ADSs or securities convertible into or exchangeable or exercisable for common shares or ADSs or warrants or other rights to purchase common shares or ADSs during the 90-day period following the date of the underwriting agreement without prior written consent of Citigroup Global Markets, Inc. on behalf of the underwriters.

Market for common shares and ADSs

Our ADSs began trading on the New York Stock Exchange on May 10, 2002 in connection with the initial offering of our equity securities in the United States. Our common shares are listed and traded on the Novo Mercado segment of the São Paulo Stock Exchange.

Listing

The existing ADSs are listed on the New York Stock Exchange under the symbol “SBS.” The New York Stock Exchange has approved the listing of ADSs being offered in the ADS offering. Our common shares are listed on the São Paulo Stock Exchange under the symbol “SBSP3.” We will apply for the listing of the common shares being offered in the Brazilian offering on the São Paulo Stock Exchange under the same symbol.

This prospectus relates to ADSs being offered in the ADS offering. The registration statement, of which this prospectus is a part, also relates to common shares that are being offered in the Brazilian offering, but that may be resold in the form of ADSs from time to time in the United States.

Summary Financial Information

The following summary financial and operating data should be read in conjunction with our financial statements included in this prospectus and information under the captions “Presentation of Financial Information,” “Exchange Rates,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data.” Our financial statements have been prepared in accordance with the Brazilian Corporate Law Method, which differs in significant respects from US GAAP. Solely for the convenience of the reader, real amounts as at and for the year ended December 31, 2003 and the six months ended June 30, 2004 have been translated into US dollars at the commercial selling rate as of June 30, 2004 of R$3.1075 to US$1.00.

	As of and for the Year Ended December 31,				As of and for the Six Months Ended June 30,
	2001	2002	2003	2003	2003	2004	2004
	(in millions, except per share and per ADS data)
Brazilian Corporate Law Method
	R$	R$	R$	US$	R$	R$	US$
Statement of Operations Data:
Net revenue from sales and services	3,434.8	3,767.1	4,130.8	1,329.3	1,965.9	2,126.3	684.2
Cost of sales and services	(1,590.4)	(1,815.0)	(2,067.1)	(665.2)	(980.8)	(1,082.9)	(348.5)
Gross profit	1,844.3	1,952.2	2,063.6	664.1	985.2	1,043.4	335.8
Selling expenses	(332.6)	(385.1)	(297.5)	(95.7)	(186.2)	(231.3)	(74.4)
Administrative expenses	(203.1)	(226.0)	(254.1)	(81.8)	(107.5)	(138.8)	(44.7)
Financial income (expenses), net	(1,105.2)	(2,276.3)	(346.5)	(111.5)	86.5	(568.6)	(183.0)
Income (loss) from operations(1)	203.4	(935.3)	1,165.5	375.1	778.0	104.7	33.7
Non-operating income (expenses)	(76.9)	(3.4)	(54.5)	(17.5)	(32.0)	(11.5)	(3.7)
Income (loss) before taxes on income	126.5	(938.7)	1,111.1	357.6	745.9	93.2	30.0
Income tax and social contribution tax	89.7	323.3	(242.6)	(78.1)	(223.9)	(33.5)	(10.8)
Extraordinary item, net of income and social contribution taxes(2)	—	(35.1)	(35.1)	(11.3)	(17.6)	(17.6)	(5.7)
Net income (loss)	216.2	(650.5)	833.3	268.2	504.5	42.2	13.6
Net income (loss) per thousand common shares	7.59	(22.84)	29.26	9.4	17.71	1.48	0.5
Net income (loss) per ADS	—	(5.71)	7.32	2.4	4.43	0.37	0.1
Dividends and interest on shareholders’ equity per thousand common shares	17.20	3.80	17.70	5.7	5.56	1.38	0.4
Dividends and interest on shareholders’ equity per ADS	—	0.95	4.43	1.4	1.39	0.34	0.1
Number of common shares outstanding at year end (in thousands of shares)	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578

Balance Sheet Data:
Cash and cash equivalents	460.2	414.7	281.0	90.4	1,068.0	102.9	33.1
Customer accounts receivable, net	787.0	820.5	996.8	320.8	839.0	970.5	312.3
Reimbursement for pension benefits paid	326.3	403.9	491.0	158.0	442.7	527.6	169.8
Short- and long-term receivables from shareholders, net(3)	378.3	423.7	164.2	52.8	421.2	215.3	69.3
Property, plant and equipment, net	13,510.0	13,670.8	14,063.2	4,525.6	13,633.3	14,029.9	4,514.9
Total assets	15,917.9	16,348.7	16,530.7	5,319.6	16,861.1	16,441.5	5,290.9
Total short-term loans and financing	549.3	1,332.5	997.0	320.8	1,189.7	1,116.4	359.3
Total long-term loans and financing	5,920.6	6,545.2	6,267.3	2,016.8	6,648.7	6,202.0	1,995.8
Total liabilities	7,921.2	9,102.2	8,953.7	2,881.3	9,267.8	8,860.6	2,851.4
Shareholders’ equity	7,996.7	7,246.5	7,576.9	2,438.3	7,593.2	7,580.9	2,439.5

Other Financial Information:
Cash provided by operating activities(4)	1,657.0	1,764.8	1,655.3	532.7	880.5	811.1	261.0
Cash provided by (used in)(4) investing activities	(709.5)	(597.2)	(650.8)	(209.4)	(226.3)	(317.6)	(102.2)
Cash used in financing activities(4)	(763.6)	(1,165.7)	(1,138.2)	(366.3)	(47.5)	(671.6)	(216.1)
Adjusted EBITDA(5)	1,785.9	1,860.1	2,076.5	668.2	960.9	966.1	310.9
Capital expenditures(4)	694.6	586.0	641.3	206.4	222.3	317.7	102.2
Depreciation and amortization	477.3	519.1	564.5	181.6	269.4	292.7	94.2

	As of and for the Year Ended December 31,				As of and for the Six Months Ended June 30,
	2001	2002	2003	2003	2003	2004	2004
	(in millions, except per share and per ADS data)
	R$	R$	R$	US$	R$	R$	US$
US GAAP
Statement of Operations Data:
Net revenue from sales and services	3,434.8	3,767.1	4,130.8	1,329.3	1,965.9	2,126.3	684.3
Gross profit	1,613.8	1,820.1	1,853.3	596.4	898.2	956.3	307.7
Selling expenses	(349.9)	(393.6)	(323.4)	(104.1)	(198.4)	(240.3)	(77.3)
Administrative expenses	(214.8)	(328.8)	(276.3)	(89.0)	(123.7)	(143.3)	(46.1)
Income (loss) from operations(6)	951.1	1,086.5	1,136.5	365.7	496.9	541.9	174.4
Financial income (expenses), net	(1,107.1)	(2,284.5)	(329.4)	(106.0)	102.4	(581.6)	(187.2)
Net income (loss) for the period	16.7	(847.6)	642.6	206.8	418.0	(26.4)	(8.5)
Net income (loss) per thousand shares—basic and diluted	0.59	(29.76)	22.56	7.3	14.68	(0.93)	(0.3)
Net income (loss) per ADS-basic and diluted	0.15	(7.44)	5.64	1.8	3.67	(0.23)	(0.1)
Weighted average number of common shares outstanding (in thousands of shares)	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578

Balance Sheet Data:
Property, plant and equipment, net	15,656.0	15,666.0	15,955.5	5,134.5	15,537.8	15,858.2	5,103.2
Total assets	17,581.8	17,625.6	17,630.4	5,673.5	18,066.9	17,423.0	5,606.8
Short-term loans and financing	549.3	1,753.6	997.0	320.8	1,617.3	1,408.7	453.3
Long-term loans and financing	5,873.2	6,124.0	6,267.3	2,016.8	6,174.4	5,909.7	1,901.8
Total liabilities	10,688.5	11,679.8	11,544.8	3,715.1	11,860.9	11,401.9	3,669.2
Shareholders’ equity	6,893.3	5,945.8	6,085.6	1,958.4	6,206.1	6,021.1	1,937.6

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
	2001	2002	2003	2003	2004
Operating Data (at period end):
Number of water connections (in thousands)	5,717	5,898	6,044	5,975	6,285
Number of sewage connections (in thousands)	4,128	4,304	4,462	4,385	4,673
Percentage of population with water connections (%)	100.0	100.0	100.0	100.0	100.0
Percentage of population with sewer connections (%)	76.0	77.0	78.0	78.0	78.0
Volume of water billed during period (in millions of cubic meters)	1,698.0	1,770.0	1,765.0	888.6	837.9
Water loss percentage (average) (%)(7)	32.6	31.7	33.0	32.5	33.5
Number of employees	18,159	18,505	18,546	18,355	17,807

(1)	Includes financial expenses, net.
(2)	The extraordinary item charged to income in the years ended December 31, 2002 and 2003 and the six months ended June 30, 2003 and 2004 relates to the amortization (over a five-year period) of the actuarial liability recorded on December 31, 2001 upon first time recognition of the defined benefits pension plan. The presentation of the charge as an extraordinary item is consistent with the instructions of the Brazilian Securities Commission and the Brazilian Corporate Law Method. For purposes of US GAAP, the pension expense has been treated as a payroll expense from the first year presented.
(3)	Short- and long-term receivables from shareholders, net represent amounts due from the State Government for water and sewage services. Amounts as of December 31, 2003 and June 30, 2004 are reflected net of R$401.7 million and R$347.0 million, respectively, of amounts due to the State Government related to interest on shareholders’ equity which has been designated for reciprocal offset under the terms of the agreement executed among the parties, as amended. See note 6 to our financial statements.
(4)	Based on the statements of cash flows for the years ended December 31, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 included in note 26 to our financial statements.

(5)	Adjusted EBITDA means net income (loss) before financial expenses, net, income tax and social contribution tax (a federal tax on income), depreciation and amortization, non-operating income (expenses), net and extraordinary item, net of income tax and social contribution tax. Adjusted EBITDA is not a measurement recognized under Brazilian accounting principals, does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flows as an indicator of liquidity. Our definition of Adjusted EBITDA may not be comparable with EBITDA as recognized under Brazilian accounting principals. Although Adjusted EBITDA, as defined above, does not provide a measurement of operating performance as accepted under the Brazilian Corporate Law Method, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business. Adjusted EBITDA is calculated as follows:

	As of and for the Year Ended December 31,				As of and for the Six Months Ended June 30,
	2001	2002	2003	2003	2003	2004	2004
	(in millions)
	R$	R$	R$	US$	R$	R$	US$
Brazilian Corporate Law Method
Net income (loss)	216.2	(650.5)	833.3	268.2	504.5	42.2	13.6
Add:
Financial expenses (income), net	1,105.2	2,276.3	346.5	111.5	(86.5)	568.6	183.0
Income tax and social contribution tax	(89.7)	(323.3)	242.6	78.1	223.9	33.5	10.8
Depreciation and amortization	477.3	519.1	564.5	181.6	269.4	292.7	94.2
Extraordinary item, net of income and social contribution taxes	—	35.1	35.1	11.3	17.6	17.6	5.7
Subtotal	1,709.0	1,856.7	2,022.0	650.7	928.9	954.6	307.2
Non-operating expenses, net	76.9	3.4	54.5	17.5	32.0	11.5	3.7
Adjusted EBITDA	1,785.9	1,860.1	2,076.5	668.2	960.9	966.1	310.9

(6)	Under US GAAP, income from operations is determined before financial expenses, net.
(7)	Includes both physical and non-physical losses. Water loss percentage represents the quotient of (a) the difference between (i) the total amount of water produced by us (after excluding certain non-physical water losses set out below) less (ii) the total amount of water invoiced by us to customers divided by (b) the total amount of water produced (after excluding certain non-physical water losses set out below) by us. We exclude from our calculation of water losses the following: (1) water discharged for periodic maintenance of water mains and water storage tanks; (2) water supplied for municipal uses such as firefighting; (3) water we consume in our facilities; and (4) estimated water losses associated with water we supply to favelas (shantytowns).

RISK FACTORS

Prior to making an investment decision, prospective purchasers should consider carefully all of the information set forth in this prospectus and, in particular, the risk factors applicable to us and relating to investments in Brazil that are not normally associated with investments in other countries and with other issuers.

Risks Relating to our Control by the State of São Paulo

We are controlled by the State of São Paulo, whose interests may be contrary to the interests of other holders of our common shares and ADSs.

The State of São Paulo, through its ownership of our common shares, has the ability to control the election of a majority of the members of our Board of Directors, the appointment of our senior management, and our operations and strategy. After giving effect to the ADS and Brazilian offerings, the State of São Paulo will own 50.3% of our outstanding common shares assuming the over-allotment option is exercised in full.

The State of São Paulo has from time to time in the past used, and may in the future use, its controlling interest in our company to direct that we engage in certain business activities and make certain expenditures which are designed primarily to promote the political, economic or social goals of the State of São Paulo and not necessarily to enhance our business and results of operations. Our capital expenditure budget is subject to approval by the legislature of the State of São Paulo and is approved in conjunction with the budget of the Energy, Water Resources and Sanitation Secretariat of the State of São Paulo (Secretária de Energia, Recursos Hídricos e Saneamento) and of the State of São Paulo as a whole. The Governor of the State of São Paulo has the power to modify our capital expenditure budget after it has been approved. In addition, there is no express requirement under Brazilian law or our by-laws that the terms of our transactions with the State of São Paulo be “arm’s length” or otherwise fair to us or to our other shareholders. As a result, actions taken by the State of São Paulo in relation to us could be contrary to the interests of the other holders of our common shares and ADSs, according to Article 238 of the Brazilian Corporate Law.

Most of our Board of Directors and senior management are political appointees of the Governor of the State of São Paulo, who are subject to periodic change unrelated to our business needs.

Newly-elected Governors of the State of São Paulo typically make significant changes in our Board of Directors and senior management and, historically, the Chairman of our Board of Directors has been the Secretary of the Energy, Water Resources and Sanitation Secretariat of the State of São Paulo. In 2002, the current Governor, Mr. Geraldo Alckmin, appointed new senior officials for his administration, including Mr. Mauro Guilherme Jardim Arce as the new Secretary of the Energy, Water Resources and Sanitation Secretariat of the State of São Paulo. Mr. Arce was also elected as Chairman of our Board of Directors. In May 2003, Mr. Dalmo do Valle Nogueira Filho was appointed as our Chief Executive Officer and in July 2003, Mr. Rui de Britto Álvares Affonso was appointed as our Economic and Financial Officer and Investor Relations Officer. In addition, during 2003 our Board of Directors appointed the current technology and planning officer, metropolitan officer and regional systems officer.

Changes in government or government policy could lead to changes in our senior management which in turn could have a material adverse effect on our business strategy, cash flows, results of operations, financial condition or prospects.

We have accounts receivable owed by the State of São Paulo and some State entities, as well as a substantial amount of recently negotiated long-term receivables owed by the State of São Paulo, and we cannot assure you as to when or whether the State of São Paulo will pay amounts owed to us.

Historically, the State of São Paulo and some State entities have had substantial overdue accounts payable to us relating to (1) the provision of water and sewage services and (2) State-mandated special retirement and pension payments that we make to some of our former employees for which the State of São Paulo is required to reimburse us. As of June 30, 2004, we had accounts receivable due from the State of São Paulo and some State entities relating to the provision of water and sewage services totaling approximately R$176.9 million, net of R$347.0 million of amounts applied in respect of dividends due to the State Government and R$38.4 million to mature in the future. In addition, as of June 30, 2004, we had R$527.6 million in reimbursements due from the State of São Paulo in respect of State-mandated special retirement and pension payments to some of our former employees. However, the State of São Paulo has not agreed with these amounts. Under a federal law enacted in December 1996, we are not permitted to write off any amounts due to us from the State of São Paulo, our controlling shareholder, or entities controlled by the State of São Paulo. Accordingly, we have not established any provisions for any amounts due to us by the State of São Paulo.

In September 1997, December 2001 and March 2004, we entered into agreements with the State of São Paulo to settle these overdue amounts payable to us. Under the terms of these agreements, the amounts may be settled through the application of dividends payable by us to the State of São Paulo and by the transfer to us of certain reservoirs in the Alto Tietê System which we use, but which are owned by the State of São Paulo. However, the agreements do not require the State of São Paulo to apply all dividends payable by us to them to the repayment of amounts owed to us. Since the State of São Paulo entered into these agreements it has applied some, but not all, of the dividend received from us to the repayment of amounts it owes to us.

Under the December 2001 agreement, we converted a substantial amount of overdue accounts receivable due from the State of São Paulo and some State entities into long-term accounts receivable. According to the March 2004 agreement, which amended the December 2001 agreement, the State of São Paulo recognized a debt with us in the amount of R$581.8 million regarding unpaid receivables up to February 29, 2004 and we recognized an amount owed to the State of São Paulo as dividends declared in the form of interest on shareholders’ equity totaling R$518.7 million.

We cannot assure you as to when or if the State of São Paulo will pay overdue amounts due to us by them and by some State-controlled entities. Furthermore, due to the State’s history of not making timely payments to us in respect of services provided by us and of not reimbursing us in a timely manner for the State of São Paulo-mandated special retirement and pension payments, we cannot assure you that the amount of accounts receivable owed to us by the State of São Paulo and some State entities will not significantly increase in the future. If the State does not pay the amounts it owes us, our cash flows, results of operations and financial condition will be adversely affected.

We expect that a portion of long-term accounts payable by the State of São Paulo to us will be settled by the transfer to us of State-owned reservoirs in the Alto Tietê System, but we cannot assure you of the value to be given to these reservoirs or of the timing or legality of these transfers.

Under the terms of the December 2001 agreement referred to above, the State of São Paulo agreed to transfer the reservoirs in the Alto Tietê System to us in exchange for the cancellation of a portion of the accounts receivable due from the State of São Paulo and of reimbursements due from the State of São Paulo for State-mandated special pension payments we have made. Under the terms of the agreement, the value of these reservoirs will be determined by an appraisal process prior to their transfer and amounts owed to us from the State of São Paulo are subject to an audit by a State-appointed auditor.

In July and August 2002, a State-owned construction company, on behalf of the State of São Paulo, and an independent appraisal firm, on our behalf, presented their valuation reports relating to the reservoirs. The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively. Under the terms of the December 2001 agreement, the arithmetic average of these appraisals will be deemed to be the fair value of the reservoirs. Because we had already made investments in these reservoirs by then, the arithmetic average of the appraisals submitted to our Board of Directors by August 2002, R$300.9 million, was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports which may be submitted for approval by an extraordinary general meeting of shareholders. However, we cannot assure you as to when such meeting will take place and a final determination as to the fair value of these reservoirs will be made, or when the reimbursement will take place.

In addition, on October 29, 2003, the Public Attorney of the State of São Paulo (Ministério Público do Estado de São Paulo), on behalf of the people of the State of São Paulo, brought a civil public action in a Trial Court of the State of São Paulo (12a Vara de Fazenda Pública do Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê System reservoirs from the State Department of Water and Energy of the State of São Paulo would be illegal. In October 2004, the court ruled in favor of the Public Attorney of the State of São Paulo, which ruling we currently believe relates only to the illegality of the transfer of the reservoirs. We and the State of São Paulo intend to appeal this decision. In our appeal we also plan to request the suspension of the court’s decision until final judgment is reached by the Court of Appeals of the State of São Paulo (Tribunal de Justiça do Estado de São Paulo). We are unable to predict whether we will succeed in appealing such decision and cannot assure you as to whether the transfer of these reservoirs will occur.

The State of São Paulo has agreed to reimburse us for pension benefits owed to us; however, if agreement is not reached with respect to the amounts of these reimbursements or if the State of São Paulo delays in making these payments, our cash flows, results of operations and financial condition could be adversely affected.

The December 2001 agreement also provided that the State of São Paulo’s legal advisors would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to us by the State of São Paulo. The commencement of reimbursement payments with respect to pension amounts owed to us by the State of São Paulo has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs in the Alto Tietê System are formalized. In addition, the transfer of these reservoirs is currently being disputed and we are not certain whether such transfer will be legally allowed, as discussed above. Under the December 2001 agreement, the original first payment was to be made in July 2002, but no payment in this respect has been made as of the date of this prospectus. We cannot assure you as to when agreement among the parties will be reached or when the State of São Paulo will commence making payments in respect of these pension amounts. If an agreement among the parties is not reached or if the State of São Paulo delays or fails to make such payments, our cash flows, results of operations and financial condition could be adversely affected.

We may be required to acquire reservoirs that we use and that are owned by a State of São Paulo-controlled company, and we may be required to pay substantial fees to the owner in the form of rent and additional operational and maintenance expenses with respect to our use of such reservoirs.

In connection with the provision of water services, we use the Billings and Guarapiranga reservoirs that are owned by a State-controlled company. The State of São Paulo, through its control of our Board of Directors, could require us to acquire the Billings and Guarapiranga reservoirs. As a result of these acquisitions, our cash position and overall financial condition could be adversely affected. In addition, since we are not currently charged for the use of these reservoirs, we are uncertain as to whether in the future we will continue to be able to use the reservoirs without paying a fee, or what the likely fee scale would be, if imposed. We may also be required to pay additional maintenance and operational costs for our use of the Billings and Guarapiranga reservoirs. If we were required to pay substantial fees to the owner or additional maintenance or operational costs for these properties, our cash flows, results of operations and financial condition could be adversely affected.

Risks Relating to Our Business

The basic sanitation sector is not specifically regulated in Brazil and the approval of any proposed regulations for the water and sewage industry may negatively affect our operations in the São Paulo Metropolitan Region, as well as in other areas that we serve.

The Brazilian Federal Congress has, from time to time, discussed proposals for regulation, which would establish directives for basic sanitation services. Any proposed regulation, when and if approved, could establish a new municipal regulatory authority for our industry that may, in part, preempt the existing state regulatory authorities under which we operate.

Law Project No. 4,147, for example, has been under the analysis of the Brazilian Federal Congress since February 21, 2001. This proposed new legislation and regulatory regime would, for instance, grant the new regulatory authorities the power to deny renewals of our concessions after they expire or to cancel existing ones under certain conditions. In addition, the proposed new legislation could modify the way we charge for our water and sewage services businesses, as well as our capital expenditure program. Any of these changes could have an adverse effect on our revenue, by causing us to lose concessions we currently hold, or on our operating margins, by limiting our ability to pass our costs on to our customers. In addition, some changes have been introduced to the proposed legislation by which the State would share authority with municipalities comprising the São Paulo Metropolitan Region. These changes could negatively affect our operations in the São Paulo Metropolitan Region as well as other metropolitan areas which we serve.

As of the date of this prospectus, neither Law Project No. 4,147 nor any other proposed federal regulation for the water and sewage industry has been voted by the Brazilian Federal Congress or been sent to the Brazilian Senate for debate. However, representatives of the Federal Government have repeatedly informed the press that new regulation is expected to be proposed to the Brazilian Federal Congress in the near future. Our Board of Directors has recently become aware that such new regulation, if proposed to the Brazilian Federal Congress in the form presented to us, could have a negative effect on our operations in the São Paulo Metropolitan Region, as well as in other areas that we serve. We cannot anticipate when, in what terms, or if, Law Project No. 4,147 or any other proposed federal regulation will become effective.

We may become subject to substantial water-related and sewage-related charges imposed by governmental water agencies of the State of São Paulo and of the Federal Government.

Governmental water agencies of the State of São Paulo may be, and the Federal Government is, authorized to collect fees from entities, including us, that either abstract water from, or dump sewage into, water resources controlled by these agencies. The fees collected by these agencies are to be used to sponsor studies, programs, projects and constructions provided for in the Water Resources Plan (Plano de Recursos Hídricos) and for the payment of expenses concerning the creation of the Federal System for Water Resources Managing (Sistema Nacional de Gerenciamento de Recursos Hídricos), as well as administrative costs regarding the bodies and entities pertaining thereto and they may be loaned or provided as grants or subsidies to governmental agencies and corporations, including us, for use in the development and maintenance of water resources. The legislature of the State of São Paulo is also urgently debating new legislation that would establish procedures for the collection of these fees. In addition, the Federal Government enacted legislation under which we must pay fees to the Federal Government or an agency in respect of the use of water from specified sources. We are uncertain as to the likely fees that may be assessed, or whether we will be able to pass on the cost of any of these fees to our customers.

We may experience difficulty in collecting substantial overdue accounts receivable due from municipalities.

As of June 30, 2004, we had accounts receivable totaling R$554.0 million from municipalities to which we provide water on a wholesale basis. Of this amount, R$87.9 million was 90 to 360 days overdue and R$419.4 million was more than 360 days overdue. In some cases, the Brazilian courts have required that we continue to provide water on a wholesale basis to municipalities, even if they fail to pay our invoices. Additionally, as of June 30, 2004, we had accounts receivable in the amount of R$300.3 million, owed to us by municipalities to which we render water and sewage services, including R$227.2 million owed by the Municipality of the City of São Paulo.

Although we have entered into negotiations with municipalities to reschedule such accounts receivable and have also filed legal proceedings against municipalities to collect the overdue amounts, some municipalities are currently not paying our invoices in full or on a timely basis. In addition, some governmental entities located in municipalities we serve are also not paying us on a regular basis. We cannot assure you as to whether or when these municipalities will resume making regular payments or pay overdue amounts owing to us. If these municipalities and government agencies do not pay amounts they owe us, our cash flows, results of operations and financial condition will be adversely affected.

We do not hold formal concessions for the City of São Paulo and several other municipalities that we serve, and therefore we may not be able to enforce our rights to continue to provide services in these municipalities.

We do not hold formal concessions in the City of São Paulo, which accounts for 55.6% of our sales and services rendered, or in 41 other municipalities in the State of São Paulo. We believe, however, that we have a vested or implied right to provide water and sewage services in these municipalities based upon, among other things, our ownership through our predecessor entities of the water and sewage systems serving these areas and also upon certain rights of succession resulting from our predecessor companies. Because we do not hold concessions or formal contract rights to provide services in these municipalities, we may not be able to effectively enforce our right to continue to provide services or to be paid for the services we provide. In the future, our rights in respect of the City of São Paulo and these other municipalities could be modified or adversely affected by Brazilian federal, state or local governmental actions or other factors.

From time to time, mayors of the City of São Paulo, including the present Mayor, have initiated or proposed discussions with the State of São Paulo regarding entering into a formal concession contract with us to provide water and sewage services in the City of São Paulo. The City of São Paulo legislature approved Law 13,670 of November 25, 2003 that regulates articles 148 and 149 of the Organic Law of the City of São Paulo (Lei Orgânica do Município de São Paulo) in relation to public water supply and sewage services. The law establishes the Municipal System for the Regulation of Public Water Supply and Sewage Services (Sistema Municipal de Regulação dos Serviços de Abastecimento de Água e Esgotamento Sanitário), creates and provides for the organization and operation of the São Paulo Regulatory Authority for Public Water Supply and Sewage Services (Autoridade Reguladora dos Serviços de Abastecimento de Água e Esgotamento Sanitário de São Paulo), and establishes the Municipal Sanitation Plan (Plano Municipal de Saneamento). Following the enactment of Law No. 13,670, the Governor of the State of São Paulo filed a legal action alleging that the law is unconstitutional, as a result of which the enforcement of Law No. 13,670 has been suspended. The merits of this lawsuit have not yet been judged. We cannot assure you when or if the suspension of Law 13,670 will end, or if its renewed application would result in the City of São Paulo granting us a formal concession contract, or the terms of any concession contract.

Municipalities for which we hold concessions may choose not to renew their concessions to us.

We provide water and sewage services in 325 municipalities pursuant to concessions granted by the municipalities. Substantially all of these concessions have 30-year terms: 273 of these concessions expire between October 15, 2004 and 2010, of which 128 are scheduled to expire in 2006; and the rest expire between 2011 and 2034. The Botucatu concession, one of our significant concessions, will expire on October 18, 2004 and we are in discussions to renew this concession for 30 years. A majority of these concessions are automatically renewable for a period equal to its initial term, although we often renegotiate terms and conditions, unless we or the municipality exercise the right to terminate the concession prior to the six-month period ending on the expiration date of the concession. Although the relevant municipality would have to pay us the non-amortized book value of our assets relating to that concession and assume any related indebtedness, exclusive of any amounts paid to us by such municipality upon any termination or non-renewal of a concession, this termination payment may not be paid and any termination could adversely affect our cash flows, results of operations and financial condition. In addition, the municipalities hold elections for the office of Mayor every four years. If certain municipalities choose not to renew their concessions, it could adversely affect our cash flows, results of operations and financial condition. Even if they choose to renew these concessions, we cannot assure you that we will obtain the same terms that we currently have.

Municipalities may terminate our concessions for any “good public reason” or if we fail to meet our contractual obligations.

Municipalities may terminate our concessions under some circumstances, including if we fail to comply with our obligations under the relevant concession contracts. In addition to contractual termination provisions in concession contracts, municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for any “good public reason.” The meaning of “good public reason” has not been defined by Brazilian law or conclusively determined by Brazilian courts. In the event of the termination of a concession, we may receive inadequate compensation from the concessionaire municipality. We may also incur material litigation costs related to termination of concessions and compensation. The Constitution of the State of São Paulo establishes that the municipalities in which we operate as water and sewage service providers may, in the course of granting authority over these services, create their own autonomous entities to render such services in their territories instead of continuing to use our services, with the obligation to indemnify us for the termination of the concession with us over a term of up to 25 years rather than at the time the concession is terminated. The State of São Paulo obtained an injunction in a legal action alleging this indemnification to be unconstitutional. As a result, this indemnification has been suspended. In the event that this injunction is stayed and/or the outcome of the legal action is not favorable to us, the indemnification over a term of 25 years may adversely affect our operational results and financial condition. In 1997, the Municipality of Santos enacted a law expropriating our water and sewage systems in Santos. In response, we filed an action seeking an injunction against this expropriation which was denied by the lower court. This decision was later reversed by the Court of Appeals of the State of São Paulo, which issued a preliminary order suspending that law. On August 2, 2002, a decision on this matter was rendered in our favor by a lower court. This decision is still subject to appeal, and we cannot assure you that the ultimate determination will be favorable to us. Despite the pending lawsuit, we continue to provide water and sewage services to Santos.

We cannot assure you that other municipalities will not seek to terminate their concessions. Exercise of concession termination rights by substantial numbers of municipalities could have a material adverse effect on our cash flows, results of operations and financial condition.

We may be required to compete through a public bidding process in order to obtain new or renew existing concessions.

Substantially all of our concessions were granted without a public bidding process. Under current Brazilian Federal and State law, however, for any new concession we may be required to participate in a bidding process. In addition, if a public entity from which we hold a concession granted prior to the enactment of the concession laws determines that in order to comply with such laws it must engage in a public bidding process, we could be required to compete in order to renew our existing concession. While we may be able to obtain concessions without participating in a bidding process, we cannot assure you that the Brazilian courts will continue to interpret the concessions laws to permit municipalities to grant concessions without a public bidding process or that we will be able to secure all new water and sewage concessions that we may wish to obtain.

In the event we are obligated to participate in public bidding processes in order to renew our existing concessions or to obtain new ones, our failure to outbid our competitors for our existing concessions may adversely impact our cash flows, results of operations and financial condition.

The conditions attached to the renewal of our authorizations to abstract water may be burdensome and could result in an increase in costs and higher capital expenditure requirements.

We may abstract water from rivers or reservoirs only to the extent permitted by the Department of Water and Energy of the State of São Paulo (Departamento de Águas e Energia Elétrica do Estado de São Paulo). Under some circumstances, depending on the geographic location of the relevant river basin or reservoir, the approval of the National Water Agency (Agência Nacional de Águas—ANA) is also required. The term of these authorizations will vary depending on the granting authority, and their renewal must be approved by their original grantors.

The conditions upon which such governmental authorities will renew our authorizations to abstract water are not known. If we are unable to renegotiate any burdensome condition imposed by such governmental authorities we may be exposed to increased costs and capital expenditures, which may negatively affect our cash flows, results of operations and financial condition.

We may be unable to increase customer tariffs in line with increases in inflation and operating expenses.

Our results of operations and financial condition are highly dependent upon our ability to set and collect adequate tariffs for our water and sewage services. Although we generally have broad power to establish tariffs, this power is, in practice, subject to political and legal constraints. From mid-1999 until mid-2001 we did not raise our tariffs, due to a State policy of not increasing tariffs for public services. In June 2001, we increased our average tariffs by approximately 13.1% which was broadly in line with the prevailing inflation rates in Brazil since mid-1999 and, in August 2002 we raised our tariffs by approximately 8.2%. In August 2003 we raised our tariffs for water and sewage services by approximately 18.9%, and in August 2004 we raised our tariffs for water and sewage services by approximately 6.8%. Tariffs with respect to the residential social (which includes residences of low-income families that live in sub-standard conditions, residences of persons unemployed for up to 12 months and collective living residences) and favela (shantytown) categories, are not always increased at the same rate as other tariffs. For example, in August 2003, these tariffs were increased by only 9.0%. Also in August 2003, a new readjustment formula was approved by our Board of Directors, although we are not certain if we will be able to use this formula in the future. We will continue to rely upon tariff revenue to provide funds for our capital expenditure program in addition to our financing activities and to meet our debt service requirements. However, we cannot assure you when and if a new tariff policy will be implemented or if such implementation will meet our expectations. Any failure to establish or maintain tariffs commensurate with these and our other needs could have an adverse effect on our cash flows, results of operations and financial condition.

We have substantial liquidity and capital resource requirements, and any failure to obtain new financing may have a material adverse effect on the operation and development of our business.

Our capital expenditure program calls for expenditures of approximately R$4.3 billion in the period from 2004 through 2008, including approximately R$883.0 million in 2004 and R$880.0 million in 2005. We spent approximately R$300.0 million on our capital expenditure program during the six months ended June 30, 2004. We plan to fund these expenditures and our other liquidity and capital resource needs out of funds generated by operations and domestic and foreign currency borrowings on acceptable terms. We are currently negotiating with Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, and Caixa Econômica Federal for additional loans to finance portions of our capital expenditure program. If these negotiations are unsuccessful or do not result in financing on acceptable terms, our ability to finance our capital expenditure program may be impaired.

Historically, a significant portion of our financing needs has been funded by financing provided by lenders controlled by the Federal Government. If the policies of the Federal Government regarding the financing of water and sewage services change, our ability to finance our capital expenditure program may be impaired.

We cannot assure you that we will be able to obtain sufficient funds to complete our capital expenditure program or satisfy our other liquidity and capital resources requirements. Failure to obtain the requisite funds could delay or prevent completion of our capital expenditure program and other projects, which may have a material adverse effect on the operation and development of our business.

Brazilian regulations as well as contractual provisions may limit our ability to incur indebtedness in the future.

Because we are controlled by the State of São Paulo we are subject to special credit rules for the public sector published by the Brazilian monetary authorities. As a general rule, financial institutions and other institutions authorized to provide credit by the Central Bank may only provide loans to public sector entities, such as us, up to a certain percentage of such entities’ net equity. In addition, new loans in connection with certain water and sewage activities may only be given up to certain pre-established amounts. Because of these limitations on our ability to obtain credit from private financial institutions, our options for raising funds, other than the cash generated by our operations, consist principally of borrowing from state-owned financial institutions or development agencies and issuing bonds and other publicly traded obligations. These limitations on obtaining credit could adversely affect the development of our business, our ability to meet our obligations or continue our capital expenditure program, and our cash flows, results of operations and financial condition.

Under our existing debt instruments, we are subject to covenants limiting our ability to incur additional indebtedness, whether denominated in reais or foreign currency. Under these covenants, we would have been able to borrow up to an additional R$615.5 million as of June 30, 2004. If, however, these and other limitations prevent us from completing our capital expenditure program or executing our business plans generally, we may be unable to satisfy all of our liquidity and capital resources requirements, which could have a material adverse effect on our cash flows, results of operations and financial condition.

Droughts and our water consumption reduction program may result in a decrease in the volume of water billed and the revenue from water supplies, which may have a material adverse effect on our company.

We experience decreases in our water supply from time to time due to droughts. In the event of prolonged drought, the volume of water provided by us may be reduced, although the impact that droughts have may vary across our different water supply systems. Throughout 2003, rain levels were below average resulting in a weak replenishment of our reservoirs, particularly in the Cantareira System, the largest system in the São Paulo Metropolitan Region. In order to minimize the effects of this drought, in March 2004 we approved a water consumption reduction incentive program based on a bonus system, pursuant to which customers that achieved their consumption reduction goal would be entitled to a 20.0% discount on their water bill. This incentive program ended on September 15, 2004 and encompassed most of the customers in the São Paulo Metropolitan Region. We cannot assure you that any drought in the future will not materially adversely affect our water supply and, accordingly, our cash flows, results of operations and financial condition.

Potential costs of environmental compliance as well as potential environmental liability may have a material adverse effect on our company.

Our facilities are subject to many Brazilian federal, state and local laws and regulations relating to the protection of health and the environment. We have made, and will continue to make, substantial expenditures to comply with these provisions. In addition, because environmental laws and their enforcement are becoming more stringent, our capital expenditures and expenses for environmental compliance may increase substantially in the future. The amount of investments that we make in any given year is subject to limitations imposed by the State Government. Expenditures required for compliance with environmental regulation may result in reductions in other strategic investments that we have planned, which could negatively affect our profitability. We could also be exposed to criminal and administrative penalties, in addition to indemnification obligations, for possible damage for non-compliance with environmental laws and regulations. Any material unforeseen environmental costs and liabilities may have a material adverse effect on our future financial performance.

Any substantial monetary judgment against us in legal proceedings may have a material adverse effect on our company.

We are a party to a number of legal proceedings involving significant monetary claims. These legal proceedings include, among others, tax, labor, condemnation and other proceedings. A substantial monetary judgment against us in one or more of these legal proceedings may have a material adverse effect on our business or financial condition. Based on advice we received from our lawyers, we have provisioned a total aggregate amount of R$442.1 million as of June 30, 2004 to cover losses related to legal proceedings considered probable. This provision does not cover, however, all legal proceedings involving monetary claims filed against us. Any unfavorable judgment in relation to these proceedings may have an adverse effect on our cash flows, results of operations and financial condition.

Because we are not insured for all business-related and environmental-related contingencies, the occurrence of any such event may have a material adverse effect on our future financial performance.

We do not have insurance coverage for business interruption risk or for liabilities arising from contamination or other problems involving our water supply to customers. In addition, we do not have insurance coverage for liabilities relating to non-compliance with environmental laws and regulations relating to our sewage services. As a result, any major business interruption or environmental-related liability may have a material adverse effect on our future financial performance.

Risks Relating to Brazil

Brazilian economic, political and other conditions may have a material adverse effect on our business and the market price of our common shares and ADSs.

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, currency devaluations, increases in the Central Bank’s base interest rates, capital controls and limits on imports, as well as other measures, such as the freezing of bank accounts.

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including us, and on market conditions and prices of Brazilian securities, including our equity and debt securities. Our financial condition and results of operations may be adversely affected by the following factors or the Brazilian government’s response to them:

•	currency devaluation and other exchange rate movements;

•	inflation;

•	currency exchange control policies;

•	social instability;

•	price instability;

•	energy shortages;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	the upcoming municipal elections in Brazil;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Brazil’s President, Luiz Inacio Lula da Silva took office on January 1, 2003. In the period leading up to his election and for a period of time thereafter, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a lower level of confidence in the Brazilian currency and capital markets, contributing to the rapid depreciation of the real against the US dollar during that period. Although the Government has not departed significantly from policies of the previous administration, and the real appreciated 22.3% against the US dollar during 2003 before depreciating by 7.0% during the first six months of 2004, there remains concern about the policies of the current Brazilian government. Uncertainty over whether current policies will be continued or whether the Brazilian government will adopt different policies in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers. In addition, the next municipal elections and State elections are scheduled to occur in October 2004 and October 2006, respectively. We cannot predict the outcome of the elections, the policies that current or future administrations may adopt, or the effect those policies may have. Any substantial negative reaction to the policies adopted by the Brazilian Federal or State Government from time to time could adversely affect our cash flows, results of operations and financial condition and the market price of our common shares and ADSs.

Any further devaluation of the real could adversely affect our ability to service our foreign currency-denominated debt, and could lead to a decline in the market price of our common shares and ADSs.

The Brazilian currency has been devalued frequently during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, multiple exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rates between the Brazilian currency and the US dollar and other currencies. For example, in 2000, 2001 and 2002, the real devalued 8.5%, 15.7% and 34.3% respectively, while appreciating 22.3% in 2003 and depreciating 7.0% for the six months ended June 30, 2004 against the US dollar.

In the event of a significant devaluation of the real in relation to the US dollar or other currencies, our ability to meet our foreign currency-denominated obligations could be adversely affected, particularly because our tariff revenue and other sources of income are based solely in reais. In addition, because we have substantial foreign currency-denominated indebtedness, any significant devaluation of the real during a financial period will increase our financial expenses as a result of foreign exchange losses that we must record. We had total foreign currency-denominated indebtedness of R$3,147.8 million as of June 30, 2004, and we anticipate that we may incur substantial amounts of foreign currency-denominated indebtedness in the future. For example, our overall results of operations for 2003 were significantly positively affected by 65.0% due to the appreciation of the real against the US dollar in 2003 and negatively affected by 7.0% due to the depreciation of the real against the US dollar during the six months ended June 30, 2004. We do not currently have any hedging instruments in place to protect us against a devaluation of the real in relation to any foreign currency.

A devaluation would also reduce the US dollar value of distributions and dividends on our common shares and ADSs and could reduce the market price of our common shares and ADSs.

The Brazilian government’s actions to combat inflation and public speculation about possible future action may contribute significantly to economic uncertainty in Brazil and cause the price of our equity and debt securities to fall.

Historically, Brazil has experienced high rates of inflation. Inflation itself as well as governmental efforts to combat inflation have had significant negative effects on the Brazilian economy in general. Inflation, action taken to combat inflation and public speculation about possible future action has also materially contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Inflation, as measured by the General Price Index-Market, or the IGP-M (Índice Geral de Preços de Mercado), was 20.1% in 1999, 10.0% in 2000, 10.4% in 2001, 25.3% in 2002, 8.7% in 2003 and 6.8% during the six months ended June 30, 2004. There can be no assurance that levels of inflation in Brazil will not increase in future years and have a material adverse effect on our cash flows, results of operations or financial condition.

If Brazil experiences significant inflation in the future, our costs and expenses may rise, we may be unable to increase our tariffs to counter the effects of inflation, and our overall financial performance may be adversely affected. In addition, a substantial increase in inflation may weaken investor confidence in Brazil and lead to a decline in the market price of our equity and debt securities.

Brazilian law might permit claims directly against our shareholders for harm to the environment.

Brazilian law might permit claims directly against our shareholders for harm to the environment. Brazilian Law No. 9,605 of February 12, 1998 provides that the liability protection associated with the corporate structure of a company may be disregarded if it impedes recovery for undue harm to the environment. We cannot assure you that, in the case of claim for environmental damage under this law, liabilities would be limited to shareholders capable of exercising control over the company at the time of the environmental damage. Accordingly, if we were unable to redress claims against us for environmental damages, which might happen, for example, if we were to become insolvent, our shareholders and the members of our management might become liable for those claims. We are not aware of any successful assertion of claims against any shareholders of any Brazilian corporation under this law and cannot predict the circumstances in which this might happen.

The relative volatility and illiquidity of the Brazilian securities market may substantially limit a holder’s ability to sell the common shares underlying our ADSs at the prices and time he or she desires.

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and are not as highly regulated or supervised as some of these other markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit a holder’s ability to sell the common shares underlying our ADSs at the price and time he or she desires.

Developments in other emerging market countries may adversely affect the Brazilian economy and, therefore, the market prices of our common shares and ADSs, as well as of our debt securities.

In the past, the Brazilian economy and the securities of Brazilian companies have been, to varying degrees, influenced by economic and market conditions in other emerging market countries as well as investors’ responses to those conditions.

In addition, although economic conditions are different in each country, investors’ reactions to adverse developments in one country may affect the market price of securities of issuers in other countries, including Brazil. For example, the 1997 Asian economic crisis, the 1998 Russian debt moratorium and devaluation of the Russian currency and the recent economic crises in Argentina and Venezuela triggered market volatility in Latin America and securities markets in other emerging market countries. Accordingly, adverse developments in other emerging market countries could lead to a reduction in the demand for, and market prices of, our common shares and ADSs.

The Federal Government is making changes to tax laws and these changes may increase the taxes applicable to Brazilian companies.

The Federal Government is implementing changes to the tax laws and these changes may increase the tax rates applicable to Brazilian companies such as us. If these changes result in an increase in our tax burden, we may not be able to pass the cost of this increase to our customers and our results of operations and financial condition may be adversely affected as a consequence.

Because electrical power is essential to our operations, power shortages or rationing or instability of the electricity supply may adversely affect our business.

We are one of the major power consumers in the State of São Paulo and the use of electrical power is essential to our operations. In May 2001, the Federal Government announced measures to reduce power consumption in several regions of Brazil, including areas where we operate. We were not subject to such measures because we render essential services. However, instability of the power supply has caused and may cause in the future material damages to our water and sewage systems which could adversely affect our business. In addition, material shortages or reduction in the power supply (including those due to rationing programs) may adversely impact our results of operations and financial condition.

Risks Relating to our Common Shares and ADSs

Restrictions on the movement of capital out of Brazil may impair the ability of holders to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying our ADSs.

The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of the proceeds of their investments in Brazil. Brazilian law permits the Government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance.

The Brazilian government imposed remittance restrictions for approximately six months in 1990. Similar restrictions, if imposed, would impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of common shares, as the case may be, from reais into US dollars and the remittance of the US dollars abroad. We cannot assure you that the Brazilian government will not take similar measures in the future. In such a case, the Depositary for our ADSs will hold the reais it cannot convert for the account of the ADR holders who have not been paid. The Depositary will not invest the reais and it will not be liable for interest.

Holders of our common shares and ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on shareholders’ equity, as determined and adjusted under the Brazilian Corporate Law Method. This adjusted income may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian Corporate Law Method and may not be available to be paid as dividends or interest on shareholders’ equity. We may not pay dividends or interest on shareholders’ equity to our shareholders in any particular fiscal year if our Board of Directors determines that such distributions would be inadvisable in view of our financial condition.

If a holder exchanges ADSs for common shares, he or she risks losing the ability to remit foreign currency abroad and Brazilian tax advantages.

The Brazilian Custodian for the common shares underlying our ADSs must obtain a certificate of registration from the Central Bank to be entitled to remit US dollars abroad for payments of dividends and other distributions relating to our common shares or upon the disposition of our common shares. If a holder decides to exchange his or her ADSs for the underlying common shares, he or she will be entitled to continue to rely—for five business days from the date of exchange—on the Custodian’s certificate of registration. After that period, the holder may not be able to obtain and remit US dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless he or she obtains his or her own certificate of registration or registers under Resolution No. 2,689, of January 26, 2000, of the National Monetary Council, which entitles registered foreign investors to buy and sell on the Brazilian stock exchanges. If the holder does not obtain a certificate of registration or register under Resolution No. 2,689, he or she will generally be subject to less favorable tax treatment on gains with respect to our common shares. We may face difficulties in distributing the proceeds from the sale of our common shares abroad.

If a holder attempts to obtain his or her own certificate of registration, he or she may incur expenses or suffer delays in the application process, which could delay his or her ability to receive dividends or distributions relating to our common shares or the return of his or her capital in a timely manner. We cannot assure you that the Custodian’s certificate of registration or any foreign capital registration obtained by a holder may not be affected by future legislative changes, or that additional restrictions applicable to the holder, the disposition of the underlying common shares or the repatriation of the proceeds from disposition will not be imposed in the future.

A holder of common shares or ADSs may face difficulties in protecting his or her interests as a shareholder, because we are subject to different corporate rules and regulations as a Brazilian company and holders may have fewer and less well-defined shareholders’ rights despite the fact that we are listed on the Novo Mercado.

Despite the fact that we are listed on the Novo Mercado segment of the São Paulo Stock Exchange, our corporate affairs are governed by our by-laws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or the State of New York, or in other jurisdictions outside Brazil. In addition, the rights of holders of our ADSs or common shares under the Brazilian Corporate Law to protect their interests relative to actions by our Board of Directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the US securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Brazil than in the United States, putting holders of our common shares and ADSs at a potential disadvantage. Corporate disclosures may be less complete or informative than what may be expected of a US public company.

A holder of common shares or ADSs may face difficulties in protecting his or her interests as a shareholder because we are a Brazilian company.

We are a mixed capital company (sociedade de economia mista) organized under the laws of Brazil, and all of our directors and officers and our controlling shareholder reside in Brazil. All of our fixed assets and those of these other persons are located in Brazil. As a result, it may not be possible for a holder to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of US courts for civil liabilities based upon the US federal securities laws may only be enforced in Brazil if certain requirements are met, a holder may face more difficulties in protecting his or her interests in the case of actions by our directors, officers or our controlling shareholder than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States. In addition, under Brazilian law, none of our assets which are essential to our ability to render public services are subject to seizure or attachment. Furthermore, the execution of a judgment against our controlling shareholder may be delayed as payment of such judgment must be made pursuant to the State’s budget in a subsequent fiscal year. None of the public property of our controlling shareholder is subject to execution or attachment, either prior to or after judgment.

The protections afforded to minority shareholders in Brazil are different from those in the United States and other jurisdictions, and may be more difficult to enforce.

Under Brazilian law, the protections afforded to minority shareholders are different from those in the United States and other jurisdictions. In particular, the case law with respect to shareholder disputes is less developed under Brazilian law than under US law and the laws of other jurisdictions and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a non-Brazilian company.

Actual or anticipated sales of a substantial number of our common shares could decrease the market prices of our common shares and ADSs.

Sales of a substantial number of our common shares, or the perception that such sales may occur, could decrease the trading price of our common shares and ADSs. After giving effect to the ADS and Brazilian offerings, we will have 28,479,577,827 common shares outstanding, including 14,313,511,872 shares held by the State of São Paulo assuming that the over-allotment option is exercised in full. As a consequence of the issuance of common shares or sales by the State of São Paulo or by other existing shareholders, the market price of our common shares and, by extension, our ADSs may decrease significantly. As a result, a holder may not be able to sell his or her common shares at or above the price he or she paid for them.

Mandatory arbitration provisions in our by-laws may limit the ability of a holder of our ADSs to enforce liability under US securities laws.

Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Novo Mercado rules, the Brazilian Corporate Law and the application of the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the São Paulo Stock Exchange Arbitration Rules in the São Paulo Stock Exchange Arbitration Chamber. Any disputes among shareholders, including holders of ADSs, and disputes between us and our shareholders, including holders of ADSs, will also be submitted to arbitration. The State of São Paulo is currently not permitted by law to sell its control shares. As a result, a court in the United States might require that a claim brought by a holder of ADSs predicated upon the US securities laws be submitted to arbitration in accordance with our by-laws. In that event, a purchaser of ADSs would be effectively precluded from pursuing remedies under the US securities laws in the US courts.

A holder of our common shares or ADSs might be unable to exercise preemptive rights and tag-along rights with respect to common shares.

US holders of common shares and ADSs may not be able to exercise the preemptive rights and tag-along rights relating to common shares unless a registration statement under the US Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to our common shares relating to these rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights and tag-along rights or, if these rights cannot be sold, they will lapse and the holder will receive no value for them.

A holder of our ADSs may find it more difficult than a holder of our common shares to exercise his or her voting rights at our shareholders’ meetings.

Holders may exercise voting rights with respect to the common shares represented by our ADSs only in accordance with the deposit agreement relating to our ADSs. There are no provisions under Brazilian law or under our by-laws that limit the exercise by ADS holders of their voting rights through the Depositary with respect to the underlying common shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, our common shareholders will receive notice of shareholders’ meetings through publication of a notice in an official government publication in Brazil and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the Depositary, which will, in turn, as soon as practicable thereafter mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders, but only if we request the Depositary to do so. To exercise their voting rights, ADS holders must instruct the Depositary as to voting the common shares represented by their ADSs. Due to these procedural steps involving the Depositary, the process for exercising voting rights may take longer for ADS holders than for holders of common shares. ADSs for which the Depositary does not receive timely voting instructions will not be voted at any meeting.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs.

According to Law No. 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. In the event that the disposition of assets is interpreted to include a disposition of the ADSs, this tax law could result in the imposition of withholding taxes on a disposition of ADSs by a non-resident of Brazil to another non-resident of Brazil. Due to the fact that Law No. 10,833 has been recently enacted and no judicial guidance as to its application yet exists, we are unable to predict whether an interpretation applying such tax laws to dispositions of ADSs between non-residents could ultimately prevail in the courts of Brazil.

USE OF PROCEEDS

We will not receive any proceeds from the sale of ADSs and common shares being offered in the ADS and Brazilian offerings. The selling shareholders will receive all of the net proceeds from the sale of ADSs and common shares in these offerings.

EXCHANGE RATES

There are two principal legal foreign exchange markets in Brazil, the commercial rate exchange market and the floating rate exchange market. Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of common shares or the payment of dividends or interest with respect to common shares. Foreign currencies may only be purchased through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by intervention from the Central Bank.

In 1999, the Central Bank placed the commercial exchange rate and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets. Since February 1, 1999, the floating market rate has been substantially the same as the commercial market rate. However, there is no guarantee that these rates will continue to be substantially the same in the future. Despite the convergence in pricing and liquidity of both markets, each market continues to be regulated separately.

Since 1999, the Central Bank has allowed the real/US dollar exchange rate to float freely, and during that period, the real/US dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movement in foreign exchange rates.

At the present time, we cannot predict whether the Central Bank will continue to let the real float freely or whether it will intervene in the foreign exchange market through a currency band system or otherwise. The real may appreciate or depreciate against the U.S. dollar substantially in the near future.

As of October 11, 2004, the commercial selling rate published by the Central Bank was R$2.8318 per US$1.00.

The following table shows the commercial selling rate for US dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates for the period indicated.

	Low	High	Average	Period-end
	(Reais per US$1.00)
Year ended December 31,
1999	1.2078	2.1647	1.8158	1.7890
2000	1.7234	1.9847	1.8295	1.9554
2001	1.9353	2.8007	2.3522	2.3204
2002	2.2709	3.9552	2.9309	3.5333
2003	2.8219	3.6623	3.0715	2.8892
2004 (through October 11)	2.8022	3.2051	2.9685	2.8318

Month ended
First Quarter	2.8022	2.9878	2.9211	2.9086
Second Quarter	2.8743	3.2051	3.0604	3.1075
January 31, 2004	2.8022	2.9409	2.8518	2.9409
February 28, 2004	2.9042	2.9878	2.9303	2.9138
March 31, 2004	2.8752	2.9410	2.9055	2.9086
April 30, 2004	2.8743	2.9522	2.9060	2.9447
May 31, 2004	2.9569	3.2051	3.1004	3.1291
June 30, 2004	3.1030	3.1651	3.1291	3.1075
July 31, 2004	2.9939	3.0747	3.0368	3.0268
August 31, 2004	2.9338	3.0637	3.0029	2.9338
September 30, 2004	2.8586	2.9361	2.8911	2.8586
October 1 through 11, 2004	2.8241	2.8518	2.8353	2.8318

Source:	Central Bank of Brazil

MARKET INFORMATION

Market Price of Common Shares

Our common shares are traded on the São Paulo Stock Exchange under the symbol “SBSP3.” As of September 30, 2004, we had 3,092 registered holders of common shares. All of our ADSs are held through the Depositary which is registered as one holder.

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in reais for common shares on the São Paulo Stock Exchange. The table also sets forth prices per ADS assuming that ADSs had been outstanding on all such dates and translated into US dollars at the commercial market rate for the sale of US dollars for each of the respective dates of such quotations. In addition, the table sets forth the average daily trading volume for our common shares. See “Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below.

	Reais per 1,000 common shares				US dollars per 250 common shares (equivalent of one ADS)				Average daily trading volume (in lots of 1,000 common shares)
	Low		High		Low		High
1999	R$	47.0	R$	213.0	US$	8.91	US$	29.11	19,352
2000		128.5		211.0		17.41		29.29	20,551
2001:
First quarter		172.01		238.60		22.14		27.71	17,515
Second quarter		151.00		194.49		16.14		21.04	15,722
Third quarter		104.50		176.89		9.51		16.56	10,337
Fourth quarter		98.00		137.50		8.95		14.87	16,363
2002:
First quarter		121.00		141.00		12.47		15.04	21,078
Second quarter		96.60		152.00		8.65		16.33	49,444
Third quarter		74.60		101.50		6.03		8.82	42,226
Fourth quarter		74.00		92.00		4.77		6.51	44,699
2003:
First quarter		74.60		100.90		5.21		7.62	43,677
Second quarter		84.45		117.49		6.33		10.30	68,442
Third quarter		100.80		136.51		8.20		11.77	59,222
Fourth quarter		125.39		168.00		10.91		14.29	48,800
2004:
First Quarter		129.80		182.00		11.00		16.24	60,063
Second Quarter		117.05		153.50		9.20		13.30	50,401
January		135.00		182.00		11.48		16.24	73,437
February		129.80		154.50		11.00		13.20	69,314
March		132.85		160.00		11.35		13.82	40,613
April		134.00		153.50		11.38		13.30	46,532
May		117.05		145.00		9.20		12.24	65,352
June		120.50		134.00		9.54		10.78	39,134
July		134.98		145.93		11.04		12.15	30,420
August		127.36		147.05		10.53		12.36	28,650
September		127.80		139.90		11.01		12.20	33,230
October 1 through 11		133.10		138.40		11.76		12.36	24,040

Source: São Paulo Stock Exchange and Bloomberg.

Our common shares have been listed on the São Paulo Stock Exchange since June 4, 1997 and since April 24, 2002 our common shares have been included on the Novo Mercado segment of that Exchange. Prior to June 4, 1997, our common shares were traded on Sociedade Operadora do Mercado de Acesso (SOMA), an over-the-counter market in Brazil.

As of October 11, 2004, the closing sale price for our common shares on the São Paulo Stock Exchange was R$133.5 per 1,000 shares, which is equivalent to US$11.84 per ADS when translated into US dollars at the exchange rate in effect on that date.

Market Price of ADSs

Our ADSs, each of which represents 250 of our common shares, are listed on the New York Stock Exchange under the symbol “SBS.” Our ADSs began trading on the New York Stock Exchange on May 10, 2002 in connection with the initial offering of our equity securities in the United States. The State of São Paulo was the selling shareholder in that offering, and we did not receive any of the offering proceeds.

The table below sets forth, for the periods indicated, the reported high and low closing prices for our ADSs on the New York Stock Exchange.

	Price in US dollars per ADS
	Low		High		Average daily trading volume
2002:
Second quarter (commencing May 10)	US$	8.60	US$	11.90	186,311
Third quarter		4.75		8.80	42,784
Fourth quarter		4.65		6.45	25,098
2003:
First quarter		5.29		7.80	17,014
Second quarter		6.33		10.05	30,020
Third quarter		8.20		11.9	83,056
Fourth quarter		10.92		14.47	69,912
2004:
First quarter		11.21		16.07	116,007
Second quarter		9.24		13.45	73,831
January		11.68		16.07	135,935
February		11.21		13.18	115,879
March		11.38		13.85	98,974
April		11.45		13.45	66,381
May		9.24		12.30	95,485
June		9.64		10.93	60,657
July		10.93		12.17	54,629
August		10.55		12.35	41,891
September		11.01		12.04	41,624
October 1 through 11		11.91		12.56	50,443

Source:	New York Stock Exchange

As of October 11, 2004, the closing sale price for our ADS on the New York Stock Exchange was US$11.91 per ADS.

Trading on the Brazilian Stock Exchanges

In 2000, the Brazilian stock exchanges were reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Pursuant to the memoranda, all securities are now traded only on the São Paulo Stock Exchange, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange. Consequently, in 2001, 2002 and 2003, the São Paulo Stock Exchange accounted for 100.0% of the trading value of equity securities on all Brazilian stock exchanges.

If you were to trade in our common shares on the São Paulo Stock Exchange, your trade would settle in three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the clearinghouse, or Companhia Brasileira de Liquidação e Custódia.

Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized non-members. The São Paulo Stock Exchange has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m. Brazil local time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m. Brazil local time, to closely mirror New York Stock Exchange trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the São Paulo Stock Exchange and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). This system is a computerized system which links electronically with the seven smaller regional exchanges. The São Paulo Stock Exchange also permits trading from 5:45 p.m. to 7:30 p.m., on an online system connected to traditional and internet brokers called the “After Market.” Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. There are no specialists or officially recognized market makers for our shares.

In order to better control volatility, the São Paulo Stock Exchange adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10.0% or 15.0%, respectively, in relation to the index registered in the previous trading session.

The São Paulo Stock Exchange is significantly less liquid than the New York Stock Exchange or other major exchanges in the world. As of September 30, 2004, the aggregate market capitalization of the 358 companies listed on the São Paulo Stock Exchange was equivalent to approximately R$791.4 billion (US$276.9 billion) and the 10 largest companies listed on the São Paulo Stock Exchange represented approximately 49.5% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of September 30, 2004, we accounted for approximately 0.5% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “non-Brazilian holder”) is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the Brazilian Securities Commission. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Novo Mercado

Since April 24, 2002, our shares have been listed on the Novo Mercado. The Novo Mercado is a listing segment under the São Paulo Stock Exchange designed for the trading of shares issued by companies that voluntarily undertake to abide by certain corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law. A company in the Novo Mercado must follow a series of corporate rules known as “good practices of corporate governance.” These rules generally increase shareholders’ rights and enhance the quality of information provided to shareholders.

In addition to the obligations imposed by current Brazilian law, a company listed on the Novo Mercado is obligated to:

•	issue only voting shares;

•	hold public offerings of shares in a manner favoring diversification of the company’s shareholder base and broader retail access;

•	maintain a minimum free float equal to 25.0% of the outstanding share capital of the company;

•	grant tag-along rights for all shareholders in connection with a transfer of control of the company;

•	limit the term of all members of the board of directors to one year;

•	prepare annual and quarterly financial statements, including cash flow statements, in accordance with US GAAP or International Accounting Standards;

•	disclose information on a quarterly basis, including insider share ownership and amount of free float of shares;

•	if it elects to delist from the Novo Mercado, hold a tender offer by the company’s controlling shareholder (the minimum price of the shares to be offered will be determined by an appraisal process);

•	make greater disclosure of related party transactions;

•	adherence to the São Paulo Stock Exchange Arbitration Chamber;

•	disclose any shareholders’ agreements and share option plans; and

•	make available to its shareholders a timetable of corporate events.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and the Brazilian Corporate Law, each as amended and supplemented, and by regulations issued by the Brazilian Securities Commission, which has regulatory authority over the stock exchanges and securities markets generally, the National Monetary Council, and by the Central Bank, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. Nevertheless, the Brazilian securities markets are not as highly regulated and supervised as the US securities markets.

Under the Brazilian Corporate Law, a company is either public (companhia aberta), such as we are, or closely held (companhia fechada). All public companies, including us, are registered with the Brazilian Securities Commission and are subject to reporting requirements. A company registered with the Brazilian Securities Commission may have its securities traded on the Brazilian stock exchanges or in the Brazilian over-the-counter market. Our common shares are listed and traded on the São Paulo Stock Exchange and may be traded privately subject to some limitations.

To be listed on a Brazilian stock exchange a company must apply for registration with the Brazilian Securities Commission and the stock exchange where the head office of the company is located.

We have the option to ask that trading in our securities on the São Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the São Paulo Stock Exchange or the Brazilian Securities Commission, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the Brazilian Securities Commission or the São Paulo Stock Exchange.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the Brazilian Securities Commission serves as intermediary. No special application, other than registration with the Brazilian Securities Commission, is necessary for securities of a public company to be traded in this market. The Brazilian Securities Commission requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian Custodian for the common shares underlying the ADSs must, on behalf of the Depositary for our ADSs, obtain registration from the Central Bank to remit US dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges ADSs for common shares, the holder will be entitled to continue to rely on the Custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit US dollars abroad upon the disposition of our common shares, or distributions relating to our common shares, unless the holder obtains a new registration.

CAPITALIZATION

The following table sets forth our total short-term loans and financing and capitalization as of July 31, 2004 derived from our unaudited interim financial information prepared in accordance with the Brazilian Corporate Law Method. You should read this table in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus.

	As of July 31, 2004
	(in millions of reais)
Short-term loans and financing(1):
Real-denominated loans and financing(2):
Guaranteed(3)	R$	225.8
Unguaranteed		770.3
Foreign currency-denominated loans and financing(2):
Guaranteed(3)		136.7
Unguaranteed		909.4
Total short-term loans and financing	R$	2,042.2

Long-term loans and financing:
Real-denominated loans and financing(2):
Guaranteed(3)	R$	2,832.0
Unguaranteed		468.6
Foreign currency-denominated loans and financing(2):
Guaranteed(3)		1,273.3
Unguaranteed		711.2
Total long-term loans and financing	R$	5,285.1

Shareholders’ equity:
Paid-in capital	R$	3,403.7
Capital reserves(4)		52.0
Revaluation reserve(5)		2,658.7
Profit reserves(6)		1,398.8
Retained earnings		144.0
Total shareholders’ equity	R$	7,657.2

Total capitalization (long-term loans and financing plus shareholders’ equity)	R$	12,942.3

(1)	Includes current portion of long-term loans and financing. As of July 31, 2004, we did not have any short-term loans and financing other than the current portion of long-term loans and financing.
(2)	Of our real-denominated loans and financing, R$3,057.8 million was secured and R$1,238.9 million was unsecured as of July 31, 2004. Of our foreign currency-denominated loans and financing, R$1,410.0 million was secured and R$1,620.6 million was unsecured as of July 31, 2004.
(3)	Loans and financing guaranteed by either the Government of the State of São Paulo or the Federal Government of Brazil.
(4)	Capital reserves comprise tax incentives and donations from government entities. See note 17 to our financial statements.
(5)	Revaluation reserve refers to the adjustment amount in connection with the revaluation of property, plant and equipment in use to market values in 1990 and 1991 and for the effects of inflation through 1995. See note 17 to our financial statements.
(6)	Profit reserves comprise the amount by which the distributable amount exceeds the “realized” net income in a given fiscal year. See note 17 to our financial statements.

SELECTED FINANCIAL DATA

The selected financial data as of December 31, 2002 and for the two years in the period ended December 31, 2002 are derived from our financial statements audited by PricewaterhouseCoopers Auditores Independentes included in this prospectus. The selected financial data as of December 31, 2003 and for the year ended December 31, 2003 is derived from our unaudited financial statements audited by Deloitte Touche Tohmatsu Auditores Independentes, also included in this prospectus. The selected financial data as of and for the six months ended June 30, 2003 and June 30, 2004 is derived from our interim financial statements included in this prospectus. The selected financial data as of December 31, 1999, 2000 and 2001 and for the two years ended December 31, 2000 is derived from our financial statements audited by PricewaterhouseCoopers Auditores Independentes, which are not included in this prospectus.

Our financial statements have been prepared in accordance with the Brazilian Corporate Law Method, which differs in significant respects from US GAAP. You should read this selected financial data in conjunction with our financial statements and the related notes thereto included in this prospectus. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2003 and for the six months ended June 30, 2004 have been translated into US dollars at the commercial selling rate as of June 30, 2004 of R$3.1075 per US$1.00.

The following table presents our selected financial data as of and for each of the periods indicated.

	As of and for the Year Ended December 31,						As of and for the Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2003	2004	2004
	(in millions, except per share and per ADS data)
Brazilian Corporate Law Method
	R$	R$	R$	R$	R$	US$	R$	R$	US$
Statement of Operations Data:
Net revenue from sales and services	3,235.7	3,355.8	3,434.8	3,767.1	4,130.8	1,329.3	1,965.9	2,126.3	684.2
Cost of sales and services	(1,364.2)	(1,474.1)	(1,590.4)	(1,815.0)	(2,067.1)	(665.2)	(980.8)	(1,082.9)	(348.5)
Gross profit	1,871.5	1,881.7	1,844.3	1,952.2	2,063.6	664.1	985.2	1,043.4	335.8
Selling expenses	(278.7)	(332.7)	(332.6)	(385.1)	(297.5)	(95.7)	(186.2)	(231.3)	(74.4)
Administrative expenses	(153.8)	(137.3)	(203.1)	(226.0)	(254.1)	(81.8)	(107.5)	(138.8)	(44.7)
Financial income (expenses), net	(1,529.9)	(737.7)	(1,105.2)	(2,276.3)	(346.5)	(111.5)	86.5	(568.6)	(183.0)
Income (loss) from operations	(90.9)	673.9	203.4	(935.3)	1,165.5	375.1	778.0	104.7	33.7
Non-operating income (expenses)(1)	(124.5)	(82.3)	(76.9)	(3.4)	(54.5)	(17.5)	(32.0)	(11.5)	(3.7)
Income (loss) before taxes on income	(215.4)	591.6	126.5	(938.7)	1,111.1	357.6	745.9	93.2	30.0
Income tax and social contribution tax	(20.2)	(70.2)	89.7	323.3	(242.6)	(78.1)	(223.9)	(33.5)	(10.8)
Extraordinary item, net of income and social contribution taxes(2)	—	—	—	(35.1)	(35.1)	(11.3)	(17.6)	(17.6)	(5.7)
Net income (loss)	(235.6)	521.4	216.2	(650.5)	833.3	268.2	504.5	42.2	13.6
Net income (loss) per thousand common shares	(8.28)	18.31	7.59	(22.84)	29.26	9.4	17.71	1.48	0.5
Net income (loss) per ADS	—	—	—	(5.71)	7.32	2.4	4.43	0.37	0.1
Dividends and interest on shareholders’ equity per thousand common shares	—	18.97	17.20	3.80	17.70	5.7	5.56	1.38	0.4
Dividends and interest on shareholders’ equity per ADS	—	—	—	0.95	4.43	1.4	1.39	0.34	0.1
Number of common shares outstanding at year end (in thousands of shares)	28,437,155	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578

	As of and for the Year Ended December 31,						As of and for the Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2003	2004	2004
	(in millions, except per share and per ADS data)
	R$	R$	R$	R$	R$	US$	R$	R$	US$

Balance Sheet Data:
Cash and cash equivalents	185.3	232.7	460.2	414.7	281.0	90.4	1,068.0	102.9	33.1
Customer accounts receivable, net	890.5	887.4	787.0	820.5	996.8	320.8	839.0	970.5	312.3
Reimbursement for pension benefits paid	184.2	253.5	326.3	403.9	491.0	158.0	442.7	527.6	169.8
Short and long-term receivables from shareholders, net(3)	196.5	116.6	378.3	423.7	164.2	52.8	421.2	215.3	69.3
Property, plant and equipment, net	13,298.3	13,346.4	13,510.0	13,670.8	14,063.2	4,525.6	13,633.3	14,029.9	4,514.9
Total assets	15,116.9	15,192.1	15,917.9	16,348.7	16,530.7	5,319.6	16,861.1	16,441.5	5,290.9
Total short-term loans and financing	841.6	381.7	549.3	1,332.5	997.0	320.8	1,189.7	1,116.4	359.3
Total long-term loans and financing	5,023.6	5,616.1	5,920.6	6,545.2	6,267.3	2,016.8	6,648.7	6,202.0	1,995.8
Total liabilities	6,845.3	6,923.7	7,921.2	9,102.2	8,953.7	2,881.3	9,267.8	8,860.6	2,851.4
Shareholders’ equity	8,271.5	8,268.5	7,996.7	7,246.5	7,576.9	2,438.3	7,593.2	7,580.9	2,439.5

Other Financial Information:
Cash provided by operating activities(4)	1,874.2	1,744.1	1,657.0	1,764.8	1,655.3	532.7	880.5	811.1	261.0
Cash provided by (used in) investing activities(4)	(801.8)	(598.4)	(709.5)	(597.2)	(650.8)	(209.4)	(226.3)	(317.6)	(102.2)
Cash used in financing activities(4)	(943.4)	(1,098.3)	(763.6)	(1,165.7)	(1,138.2)	(366.3)	(47.5)	(671.6)	(216.1)
Adjusted EBITDA(5)	1,873.1	1,868.6	1,785.9	1,860.1	2,076.5	668.2	960.9	966.1	310.9
Capital expenditures(4)	790.7	596.3	694.6	586.0	641.3	206.4	222.3	317.7	102.2
Depreciation and amortization	434.1	457.0	477.3	519.1	564.5	181.6	269.4	292.7	94.2

US GAAP

Statement of Operations Data:
Net revenue from sales and service	3,235.7	3,355.8	3,434.8	3,767.1	4,130.8	1,329.3	1,965.9	2,126.3	684.3
Gross profit	1,691.3	1,668.6	1,613.8	1,820.1	1,853.3	596.4	898.2	956.3	307.7
Selling expenses	(295.9)	(349.6)	(349.9)	(393.6)	(323.4)	(104.1)	(198.4)	(240.3)	(77.3)
Administrative expenses	(198.5)	(184.1)	(214.8)	(328.8)	(276.3)	(89.0)	(123.7)	(143.3)	(46.1)
Income (loss) from operations(6)	963.2	983.0	951.1	1,086.5	1,136.5	365.7	496.9	541.9	174.4
Financial income (expenses), net	(1,563.2)	(740.6)	(1,107.1)	(2,284.5)	(329.4)	(106.0)	102.4	(581.6)	(187.2)
Net income (loss) for the period	(449.3)	284.4	16.7	(847.6)	642.6	206.8	418.0	(26.4)	(8.5)
Net income (loss) per thousand common shares—basic and diluted	(15.95)	10.00	0.59	(29.76)	22.56	7.3	14.68	(0.93)	(0.3)
Net income (loss) per ADS-basic and diluted	(3.99)	2.50	0.15	(7.44)	5.64	1.8	3.67	(0.23)	(0.1)
Weighted average number of common shares outstanding (in thousands of shares)	28,159,721	28,448,607	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578

Balance Sheet Data:
Property, plant and equipment, net	15,643.0	15,583.8	15,656.0	15,666.0	15,955.5	5,134.5	15,537.8	15,858.2	5,103.2
Total assets	17,493.2	17,381.0	17,581.8	17,625.6	17,630.4	5,673.5	18,066.9	17,423.0	5,606.8
Short-term loans and financing	816.5	381.7	549.3	1,753.6	997.0	320.8	1,617.3	1,408.7	453.3
Long-term loans and financing	5,023.6	5,612.2	5,873.2	6,124.0	6,267.3	2,016.8	6,174.4	5,909.7	1,901.8
Total liabilities	9,883.2	10,046.5	10,688.5	11,679.8	11,544.8	3,715.1	11,860.9	11,401.9	3,669.2
Shareholders’ equity	7,610.0	7,334.4	6,893.3	5,945.8	6,085.6	1,958.4	6,206.1	6,021.1	1,937.6

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
	2001	2002	2003	2003	2004
Operating Data (at period end):
Number of water connections (in thousands)	5,717	5,898	6,044	5,975	6,285
Number of sewage connections (in thousands)	4,128	4,304	4,462	4,385	4,673
Percentage of population with water connections (%)	100.0	100.0	100.0	100.0	100.0
Percentage of population with sewer connections (%)	76.0	77.0	78.0	78.0	78.0
Volume of water billed during period (in millions of cubic meters)	1,698.0	1,770.0	1,765.0	888.6	837.9
Water loss percentage (average) (%)(7)	32.6	31.7	33.0	32.5	33.5
Number of employees	18,159	18,505	18,546	18,355	17,807

(1)	Including financial expenses, net.
(2)	The extraordinary item charged to income in the years ended December 31, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 relates to the amortization (over a five-year period) of the actuarial liability recorded as of December 31, 2001 upon first time recognition of the defined benefits pension plan. The presentation of the charge as an extraordinary item is consistent with the instructions of the Brazilian Securities Commission and the Brazilian Corporate Law Method. For purposes of US GAAP, the pension expense has been treated as a payroll expense from the first year presented.
(3)	Short- and Long-term receivables from State Government agreements represent amounts due from the State Government for water and sewage services. Amounts for 2003 and June 30, 2004 are reflected net of R$401.7 million, and R$347.0 million, respectively, of amounts due to the State Government related to interest on shareholders’ equity which has been designated for reciprocal offset under the terms of the agreement executed among the parties, as amended. See note 6 to our financial statements.
(4)	Based on the statements of cash flows for the years ended December 31, 2002 and 2003 and for the six months ended June 30, 2003 and 2004 included in note 26 to our financial statements and the audited statements of cash flows for the years ended December 31, 1999, 2000 and 2001 which are not included in this prospectus.
(5)	Adjusted EBITDA means net income (loss) before financial expenses, net, income tax and social contribution tax (a federal tax on income), depreciation and amortization, non-operating income (expenses), net and extraordinary item, net of income tax and social contribution tax. Adjusted EBITDA is not a measurement recognized under Brazilian accounting principles, does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flows as an indicator of liquidity. Our definition of Adjusted EBITDA may not be comparable with EBITDA as defined by other companies. Although Adjusted EBITDA, as defined above, does not provide a measurement of operating performance as recognized under Brazilian accounting principles, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business. Adjusted EBITDA is calculated as follows:

	As of and for the Year Ended December 31,						As of and for the Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2003	2004	2004
	(in millions)
	R$	R$	R$	R$	R$	US$	R$	R$	US$
Brazilian Corporate Law Method
Net income (loss)	(235.6)	521.4	216.2	(650.5)	833.3	268.2	504.5	42.2	13.5
Add:
Financial expenses (income), net	1,529.9	737.7	1,105.2	2,276.3	346.5	111.5	(86.5)	568.6	183.0
Income tax and social contribution tax	20.2	70.2	(89.7)	(323.3)	242.6	78.1	223.9	33.5	10.8
Depreciation and amortization	434.1	457.0	477.3	519.1	564.5	181.6	269.4	292.7	94.2
Extraordinary item, net of income and social contribution taxes	—	—	—	35.1	35.1	11.3	17.6	17.6	5.7
Subtotal	1,748.6	1,786.3	1,709.0	1,856.7	2,022.0	650.7	928.9	954.6	307.2
Non-operating expenses, net	124.5	82.3	76.9	3.4	54.5	17.5	32.0	11.5	3.7
Adjusted EBITDA	1,873.1	1,868.6	1,785.9	1,860.1	2,076.5	668.2	960.9	966.1	310.9

(6)	Under US GAAP, income from operations is determined before financial expenses, net.
(7)	Includes both physical and non-physical losses. Water loss percentage represents the quotient of (a) the difference between (i) the total amount of water produced by us (after excluding certain non-physical water losses set out below) less (ii) the total amount of water invoiced by us to customers divided by (b) the total amount of water produced (after excluding certain non-physical water losses set out below) by us. We exclude from our calculation of water losses the following: (1) water discharged for periodic maintenance of water mains and water storage tanks; (2) water supplied for municipal uses such as firefighting; (3) water we consume in our facilities; and (4) estimated water losses associated with water we supply to favelas (shantytowns).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited financial statements and unaudited interim financial statements included in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors.”

The financial statements in this prospectus have been prepared in accordance with the Brazilian Corporate Law Method, which differs in certain significant respects from US GAAP. We have included a discussion below of the material differences between the Brazilian Corporate Law Method and US GAAP related to each critical accounting policy in our audited financial statements. For additional information regarding other differences between the Brazilian Corporate Law Method and US GAAP, please see note 24 to our financial statements.

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Overview

We operate water and sewage systems in the State of São Paulo, including in the City of São Paulo, Brazil’s largest city, and in more than one-half of the other municipalities in the State. We also make wholesale sales of water to six additional municipalities in which we do not operate water systems.

The São Paulo Metropolitan Region, which includes the City of São Paulo, is our most important service territory. With a population of approximately 18.9 million, the São Paulo Metropolitan Region accounted for approximately 75.8%, 75.9% and 74.1% of our net revenue from sales and services in 2002, 2003 and during the six months ended June 30, 2004, respectively. Approximately 72.5% of the property, plant and equipment reflected on our balance sheet as of June 30, 2004 is located in this region. In an effort to respond to the demand in the São Paulo Metropolitan Region and because the region represents the principal opportunity to increase our net revenue from sales and services, we have dedicated a major portion of our capital expenditure program to expand the water and sewage systems and to increase and protect water sources in this region. Our capital expenditure program is our most significant liquidity and capital resource requirement.

Factors Affecting Our Results of Operations

Effects of Tariff Increases

Our results of operations and financial condition are highly dependent upon our ability to set and collect adequate tariffs for our water and sewage services. Although we generally have broad power to establish tariffs within our service territories, this power is, in practice, subject to limits due to, among other factors, the following:

•	political considerations arising from our status as a State of São Paulo-controlled company;

•	anti-inflation measures promulgated by the Federal Government from time to time; and

•	federal laws that in some circumstances limit to 12.0% per year the return on the assets of some of our concessions.

Tariffs have often failed to keep up with inflation during periods of high inflation in the past. During the past few years, we generally have been able to raise tariffs in line with increases in cost of sales and services and operating expenses and to support our liquidity and capital resource requirements. In 2000, we did not raise tariffs due to the State of São Paulo policy for that year of not increasing tariffs for many public services. In June 2001, however, we increased our average tariff by approximately 13.1%, which was broadly in line with prevailing inflation rates in Brazil since mid-1999 as measured by the consumer price index, and in August 2002, we increased our tariffs by approximately 8.2%. In August 2003, we increased our tariffs for water and sewage services by approximately 18.9%, and in August 2004 we raised our tariffs for water and sewage services by approximately 6.8%. Currently, our tariffs are determined using a transparent formula which accounts for inflation, covers our operating costs and other expenses and provides for a return on investment. Tariffs have historically been adjusted once a year during the month of August. The following table sets forth, for the periods indicated, the percentage increase of our tariffs, as compared to three inflation indices:

	Twelve months ended June 30,
	2000	2001	2002	2003		2004(1)
Increase in Average Tariff(2)	—	13.1%	8.2%	18.9	%(3)	6.8%
Inflation—Índice de Preços ao Consumidor—IPC-FIPE (Consumer Price Index)	6.9%	6.2%	5.8%	14.2%		5.6%
Inflation—Índice de Preços ao Consumidor Ampliado—IPCA (Extended Consumer Price Index)	6.5%	7.4%	7.7%	16.6%		6.1%
Inflation—Índice Geral de Preços do Mercado IGP-M (General Price Index-Market)	14.4%	11.2%	9.5%	28.2%		9.6%

(1)	Tariff increase effective August 29, 2004 for all categories.
(2)	Tariff increases, if any, for each twelve-month period took effect in June, July or August.
(3)	Tariff increase effective August 29, 2003 for all categories except residential social (residences of low income families that live in sub-standard conditions, residences of persons unemployed for up to 12 months and collective living residences) and favela (shantytown).
Sources:	Central Bank, Fundação Getúlio Vargas and Fundação Instituto de Pesquisas Econômicas.

Effects of Brazilian Economic Conditions

As a company with all of its operations in Brazil, our results of operations and financial condition are affected by general economic conditions in Brazil, particularly by currency exchange rate movements, inflation rates and interest rate levels. For example, the general performance of the Brazilian economy affects demand for water and sewer services, and inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates.

General Economic Conditions.    The growth of the Brazilian economy slowed in 2001, as the effects of the ongoing economic crisis in Argentina and lower levels of economic growth in the United States economy led to declines in investment and consumption in Brazil as well as in other emerging markets. The economic situation was exacerbated by the energy shortage and the resulting measures taken by the Brazilian government to reduce the consumption of electricity. In 2001, the real gross domestic product in Brazil grew 1.3%, the real depreciated by 15.7% against the US dollar and inflation was 10.4%, as measured by the IGP-M. The Central Bank increased the base interest rate from 15.3% early in 2001 to 19.0% beginning in July 2001.

In 2002, several negative economic factors continued to adversely affect consumer confidence levels in Brazil. Prior to and subsequent to the presidential elections in November 2002, there was substantial uncertainty relating to Brazil’s own political and economic future. Other negative economic factors in 2002 included the continued economic and political uncertainties in Argentina and in Venezuela, concerns over the impact of the conflict in the Persian Gulf and its effects on the price of oil products and the global economic slowdown. The sharp devaluation of the real in the second half of 2002 heightened concerns over a possible return to high inflation. The monetary authorities under both the former and new presidential administrations acted quickly to increase interest rates through the end of the year, which severely restricted credit available in the economy and consequently affected growth. In 2002, real gross domestic product in Brazil grew 1.9% and inflation was 25.3%, as measured by the IGP-M. The real depreciated by 34.3% against the US dollar during 2002. Interest rates increased, as the Central Bank increased the base interest rate repeatedly, from 19.0% early in 2002 to 25.0% at year-end.

In 2003, the new administration largely continued the macroeconomic policies of the previous administration. The real appreciated by 22.3% against the US dollar in 2003 to R$2.8892 per US$1.00 as of December 31, 2003. Inflation for 2003, as measured by the IGP-M, was 8.7%. However, real gross domestic product decreased by 0.2% during 2003 largely because the very high interest rates that prevailed at the beginning of 2003 also constrained economic growth. The Brazilian economy showed signs of improvement in the third and fourth quarters of 2003 that continued through the first eight months of 2004. During the first nine months of 2004 the real appreciated 2.0% as the real/US dollar exchange rate increased to 2.8318 reais as of September 30, 2004.

Interest Rates.    Interest rate levels in Brazil are closely linked to exchange rate movements and inflation rates. High domestic interest rates result in increases in our financial expenses and also negatively affect our ability to obtain financing, on a cost-effective basis, in domestic capital and lending markets. As a result, we may continue to require substantial amounts of foreign currency-denominated debt in order to satisfy our liquidity and capital resource requirements, which increases our exposure to exchange rate movements as discussed below.

The Central Bank increased the base interest rate to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003 and decreased it to 16.5% on January 21, 2004, to 16.25% on March 17, 2004, to 16.0% on April 14, 2004. On September 15, 2004, the Central Bank increased the base interest rate to 16.25%.

We currently do not utilize derivative financial instruments or other hedging instruments to mitigate interest rate risk. We do, however, continually monitor market interest rates in order to evaluate the possible need to refinance our debt.

Inflation.    Inflation affects our financial performance by increasing our costs of services rendered and operating expenses. In addition, all of our real-denominated debt is indexed to take into account the effects of inflation. Most of our real-denominated debt provides for inflation-based increases in the respective principal amounts of that debt, which increases are determined by reference to the daily government interest rate (Taxa Referencial-TR) plus an agreed margin. We cannot assure you that we will be able, in future periods, to increase tariffs to address, in full or in part, the effects of inflation.

The following table shows Brazilian inflation for the periods indicated:

	December 31,			Six Months ended June 30,
	2001	2002	2003	2003	2004
Inflation—Consumer Price Index (IPC-FIPE)	7.1%	9.9%	8.2%	5.3%	2.7%
Inflation—General Price Index-Market (IGP-M)	10.4%	25.3%	8.7%	5.9%	6.8%

Sources:	Fundação Getúlio Vargas.

Currency Exchange Rates.    We had total foreign currency-denominated indebtedness of R$3,147.8 million as of June 30, 2004. In the event of further significant devaluations of the real in relation to the US dollar or other currencies, the cost of servicing our foreign currency-denominated obligations would increase as measured in reais, particularly as our tariff and other revenue are based solely in reais. In addition, any significant devaluation of the real will increase our financial expenses as a result of foreign exchange losses that we must record. For example, the 34.3% devaluation of the real in 2002 increased our financial expenses and negatively affected our overall results of operations for that year. In contrast, in 2003, the real appreciated 22.3% against the US dollar, which resulted in a foreign exchange gain of R$540.6 million. The 7.0% depreciation of the real against the US dollar in the first six months of 2004 led to a foreign exchange loss of R$192.4 million, which was the primary factor in our net loss for that period.

The following table shows the devaluation (appreciation) of the real against the US dollar, the period-end exchange rates and average exchange rates for the periods indicated:

	December 31,						Six Months ended June 30,
	2001		2002		2003		2003		2004
Devaluation (appreciation) of the real versus US dollar		15.7%		34.3%		(22.3)%		(23.0)%		7.0%
Period-end exchange rate—US$1.00(1)	R$	2.3204	R$	3.5333	R$	2.8892	R$	2.8700	R$	3.1075
Average exchange rate—US$1.00(2)	R$	2.3522	R$	2.9309	R$	3.0715	R$	3.2381	R$	2.9710

(1)	The real/US dollar exchange rate as of October 11, 2004 was R$2.8318.
(2)	Represents the average for period indicated.
Sources:	The Central Bank.

We currently do not utilize derivative financial instruments or other hedging instrument to mitigate foreign currency risk, given the amounts and related costs involved. However, at times, we hold foreign currency deposits to mitigate foreign currency exposure.

Effects of Drought

Much of Brazil experienced a prolonged and severe drought during 2000 and 2001, although historically droughts have not impacted all of our water supply systems equally. During this period, the São Paulo Metropolitan Region, in particular, faced its worst drought in 65 years. As a result, from mid-June to mid-September in 2000, we rationed water in the south of the São Paulo Metropolitan Region, affecting approximately 3.5 million people, or 20.0% of the total population of this region. Under this rationing, water was made available to our customers for only two out of every three days. During this period of rationing, we also reduced our total water production by 8.0%. From April 2001 through January 2002, we rationed water in the west of the São Paulo Metropolitan Region, affecting approximately 300,000 people. Under this rationing, water was made available to these 300,000 customers for only 40 out of every 78 hours. Throughout 2003 rain levels were below average resulting in a weak replenishment of our reservoirs, particularly in the Cantareira System, the largest water supply system in the São Paulo Metropolitan Region. From October to December 2003, we rationed water on the western part of the São Paulo Metropolitan Region, served by the Alto Cotia System, affecting approximately 450,000 people, or 2.0% of the region’s population. Under this rationing, water was available to those people for three days, followed by two days of rationing. During this period our total water production volume was reduced by 0.8%. As a result of the drought, our revenue declined as our volume of water billed decreased, and our costs increased because of required expenditures to protect and develop water sources and to preserve water quality. The impact that droughts have may vary across our different systems, which may allow us to mitigate the effects of any particular drought.

Effects of the Water Reduction Bonus Program

In order to encourage customers to use less water in drought conditions, we have instituted a “bonus” system, rewarding customers who reduced their water consumption by specified amounts. The “bonus” is shown on each customer’s bill as a discount, and is calculated based on the customer’s water usage each month, and applied to decrease the amount payable by that customer.

This usage reduction discount took effect on March 15, 2004, and has had the following effects:

•	customers have reduced their overall water usage, leading to lower revenue from lower volumes of water and sewage services;

•	we have discounted the amounts payable by customers who have successfully lowered their water usage; and

•	many customers have, by reducing their water usage, shifted their households into a lower tariff category.

Our results for the six months ended June 30, 2004 reflect the impact of these effects, all of which lowered our revenue from March 15, 2004 to the end of the period. We also expect our revenue in the third quarter of 2004 to be lower as a result of the bonus plan, which ended on September 15, 2004. Revenue is expected to be lower due to a reduction in consumption levels and due to the effects of the reduction incentive program, but these reductions are expected to be offset in part by the positive impact of tariff readjustments. During the first six months of 2004, our water production volumes were reduced by 3.0% as a result of our conservation programs.

Critical Accounting Policies

Critical accounting policies are those that are both (1) important to the portrayal of our financial condition and results of operations and (2) require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the critical accounting policies discussed below.

Our management discussion and analysis of financial condition and results of operations are based upon our primary financial statements, which have been prepared in accordance with the Brazilian Corporate Law Method which differs in significant respects from US GAAP. In addition, we have included a discussion on material differences between the Brazilian Corporate Law Method and US GAAP related to each critical accounting policy in our audited financial statements.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers. Our accounting policy for establishing the allowance for doubtful accounts includes:

•	accounts receivable balances (excluding accounts receivable from the State Government) more than R$5,000 and less than R$30,000 overdue more than 360 days are included in the allowance for doubtful accounts;

•	accounts receivable balances (excluding accounts receivable from the State Government) more than R$30,000 overdue more than 360 days, with respect to which we have taken legal action, are included in the allowance for doubtful accounts; and

•	accounts receivable balances (excluding accounts receivable from the State Government) less than R$5,000 overdue more than 180 days are written off through a direct charge to selling expenses (debts recovered are recorded as a reduction of selling expenses).

Provisions for the allowance for doubtful accounts are included in selling expenses, net of recoveries. The net charge to this allowance was R$106.3 million in the six months ended June 30, 2004, R$37.6 million in 2003, R$162.9 million in 2002 and R$153.8 million in 2001.

Our methodology for determining the allowance for doubtful accounts receivable requires significant estimates, considering a number of factors including historical collection experience, current economic trends, estimates of forecast write-offs, the aging of the accounts receivable portfolio and other factors. While we believe that the estimates we use are reasonable, actual results could differ from those estimates.

In addition, we have substantial assets consisting of amounts owed by the State of São Paulo. These amounts consist primarily of accounts receivable for services, reimbursement for pensions paid and amounts due under our December 2001 and March 2004 agreement with the State of São Paulo. See “Related Party Transactions.” We do not reserve against any of these amounts owed by the State of São Paulo due to the following factors:

•	we do not expect to incur losses from these accounts receivable;

•	we entered into agreements in September 1997, December 2001 and March 2004 under which the State Government has committed to settle the outstanding amounts due to us described in these agreements by applying dividends declared by us to the remaining balance of the accounts receivable owed by the State of São Paulo or its controlled entities; and

•	under Brazilian Federal Law No. 9,430, we are not permitted to write off or record an allowance for doubtful accounts against any amounts owing to us from the State Government or entities controlled by the State Government.

As of June 30, 2004, the amounts owed to us by the State of São Paulo consisted of R$523.9 million in accounts receivable related to the provision of services (net of R$347.0 million of amounts applied in respect of dividends payable to the State of São Paulo) and R$38.4 million to mature in the future and R$527.6 million in reimbursement for pensions paid on behalf of the State Government. We expect that these amounts will continue to increase in the future. If the State of São Paulo does not pay the amounts it owes to us, our cash flows, results of operations and financial condition will be impacted.

For US GAAP purposes, the amounts receivable from the State Government for pensions paid is not recorded as accounts receivable, but rather is included as part of our estimated pension and other postretirements obligations. Only amounts effectively reimbursed by the State of São Paulo are presented as additional paid-in capital. No additional differences have been identified between accounting policies for accounts receivable and allowance for doubtful accounts under the Brazilian Corporate Law Method and US GAAP.

Indemnities Receivable

Indemnities receivable is a long-term asset representing amounts receivable from the Municipalities of Diadema and Mauá as indemnification for the unilateral withdrawal by those authorities of our water and sewage service concessions in 1995. As of June 30, 2004, this asset amounted to R$148.8 million.

Under our concession agreements we invested in the construction of water and sewage systems in these municipalities to meet our concession service commitments. Upon the unilateral termination of the Diadema and Mauá concessions, our assets were impounded by the municipal authorities, which took on the responsibility of providing water and sewage services in these areas. At that time, we reclassified our property, plant and equipment balances relating to the impounded assets to long-term assets (indemnities receivable) and recorded impairment charges to reduce the carrying value of the assets to the estimated recoverable amounts for which we had contractually agreed as fair compensation with the relevant authorities.

Our rights to the recovery of these amounts are being disputed by the municipalities and no amounts have been received to date. Based on the advice of legal counsel, we continue to believe that we have the right to receive such amounts and we continue to monitor the status of the legal proceedings. However, the ultimate amounts to be received, if any, will most likely be subject to a final court decision. As such, actual amounts received could differ from those recorded.

No differences have been identified between accounting policies on compensation for concession termination adopted under the Brazilian Corporate Law Method and US GAAP.

Property, Plant and Equipment

Valuation of Long-Lived Assets.    We review long-lived assets, primarily buildings, water and sewage system assets and acquired concession assets to be held and used in our business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Under the Brazilian Corporate Law Method, we evaluate possible impairment by determining whether projected future operating income is sufficient to absorb the depreciation or amortization of long-lived assets, within the context of the balance sheet as a whole.

Studies supporting the write-offs for obsolescence and abandonment of projects are conducted by our engineering department in the accounting period of the write-offs based on undiscounted cash flow projections, and approved by our Board of Directors. We monitor the carrying value of our property, plant and equipment on an on-going basis and adjust the net book value to assure future projected operations will be sufficient to recover the carrying value of the assets. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets. When possible, depreciation rates are adjusted to take account of changes in estimated prospective depreciable lives as assets are replaced.

US GAAP Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment of Long-lived Assets”, requires companies to periodically evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances warrant such a review. Companies are required to identify the smallest unit, or group, of assets at which cash flows generated by the group can be measured. The projected undiscounted cash flows from each such asset group is compared to its carrying value. For those assets for which the projected cash flows are not sufficient to recover the carrying values, a loss is recognized to the extent that the carrying value exceeds the fair market value of the assets.

In evaluating impairment of our long-lived assets, we make significant assumptions and estimates regarding matters that are inherently uncertain, including projections of future operating income and cash flows, future growth rates, and the remaining useful lives of the assets, among others. In addition, projections are computed over an extended period of time, which subjects those assumptions and estimates to an even larger degree of uncertainty. While we believe that the estimates we use are reasonable, the use of different assumptions could materially affect our valuations.

No adjustments have been included in the reconciliation from the Brazilian Corporate Law Method to US GAAP to take account of differences between the measurement criteria, because no impairment provisions were required based on our analysis of cash flows. Losses on the write-off of property, plant and equipment arose primarily from adjustments upon withdrawal of concession assets, construction-in-progress projects which were deemed no longer to be economically feasible and obsolescence write-offs.

Depreciation of Property, Plant and Equipment.    Depreciation of our property, plant and equipment, primarily buildings, water and sewage service and other assets acquired, is provided using the straight-line method based on the estimated useful lives of the underlying assets, which generally do not exceed the contractual terms of our concession agreements.

While we believe that our estimates of current remaining estimated lives is reasonable, the use of different assumptions and estimates and changes in future circumstances, could affect the remaining useful lives of our asset, which could have a significant impact on our results of operations in the future.

Loss Contingencies

We are a party to a number of legal proceedings involving significant monetary claims. These legal proceedings include, among others, tax, labor, civil, environmental, condemnation and other proceedings. We accrue for probable losses resulting from these claims and proceedings when we determine that the likelihood that a loss has occurred is probable and the amount of such loss can be reasonably estimated. As such, we are required to make judgments regarding future events for which we often seek the advice of legal counsel. As a result of the significant judgment required in assessing and estimating these loss contingencies, actual losses realized in future periods could differ significantly from our estimates.

No differences have been identified between accounting policies on loss contingencies adopted under the Brazilian Corporate Law Method and US GAAP.

Pension Plans

Plan G1.    We sponsor a funded defined-benefit pension and benefits fund (“Plan G1”), which is operated and administered by SABESPREV—Fundação SABESP de Seguridade Social.

Under the Brazilian Corporate Law Method, prior to January 1, 2002, we recorded pension expense on an accrual basis based on our contributions to the plan. Effective January 1, 2002, in accordance with the issuance of a new accounting standard, we began accounting for our actuarial obligation under Plan G1. As permitted under this standard, we are amortizing the transition liability related to the actuarial value of our obligation at the date of adoption of the new standard over a period of five years, which is recorded in our statements of operations as an extraordinary item, net of the related tax impacts. For the six months ended June 30, 2004, pension costs charged to income totaled R$44.8 million, of which R$17.6 million (net of tax effects totaling R$9.0 million) was presented as “extraordinary item net of income tax and social contribution”. The remaining R$27.2 million was charged to cost of services rendered, general and administrative expenses and selling expenses.

Under US GAAP, we had already adopted the provisions of SFAS No. 87, “Employers’ Accounting for Pensions” prior to 2002, which requires that we recognize an actuarial liability for pension benefits under Plan G1. While the actuarial assumptions used for US GAAP are the same as those used in determining the actuarial liability under the Brazilian Corporate Law Method, pension costs and obligations under US GAAP and the Brazilian Corporate Law Method are not the same, mainly due to differences related to the first year of application, the amortization of the initial transition obligation, amortization periods for other actuarial gains and losses, and actuarial calculation methods, among others.

We are currently evaluating the possible introduction of a defined contribution plan for new employees and providing exiting employees an option to switch to this new plan from Plan G1.

Plan G0.    Pursuant to a law enacted by the State Government, some of its employees who provided service to us prior to May 1974 and retired as employees of ours acquired a legal right to receive supplemental pension payments (which rights are referred to as “Plan G0”). These amounts are paid by us on behalf of the State of São Paulo and are claimed as reimbursement from the State of São Paulo. As such, no pension expense related to Plan G0 is recorded and no future obligations are recorded under the Brazilian Corporate Law Method.

Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T (“SAB No. 5-T”), under US GAAP, we recognize the costs and obligations associated with Plan G0 supplemental pension benefits on a “push-down basis,” as we are the recipients of the benefits of the employee service for which the supplemental pension benefits are made. The Plan G0 benefit obligation and expenses are accounted for in accordance with SFAS No. 87. Eventual amounts received as reimbursement from the State Government, if any, are treated as additional paid-in-capital. As such, Plan G0 is considered unfunded for purposes of US GAAP.

Assumptions.    Accounting for these pension benefits under the Brazilian Corporate Law Method and US GAAP, requires an extensive use of assumptions, including those related to the inflation adjusted discount rate, expected return on plan assets, the expected rate of future compensation increases received by our employees, mortality rates, and turnover. We review each assumption annually, with the assistance of our actuarial consultant who provides guidance in establishing the assumptions. The assumptions are selected to represent the weighted average expected experience over time and may differ in any one year from actual experience due to changes in the capital markets and the overall economy, regulatory events, judicial rulings, and higher or lower actual rates of withdrawal, turnover or mortality among our participating employees. While we believe that our assumptions used are appropriate, differences in actual experience or changes in assumptions could affect the amount of pension expense that we recognize.

The present value of our pension obligations was based on a discount rate of 12.32%, 15.56% and 10.50% for 2003, 2002 and 2001, respectively. Our pension obligation and expense increases as the discount rate is reduced.

Our expected return on assets for Plan G1 is determined by evaluating the asset class return expectations with our advisors, as well as actual, long-term historical results of our asset returns. For 2003, we used an expected rate of return on assets assumption of 12.06%, which is expected to remain the same for 2004. The expected return on assets assumption is based on a targeted allocation of investments in accordance with the investment strategies of the plans. We believe that this targeted allocation will, on average, approximate actual long-term asset allocation.

Certain Transactions with Controlling Shareholder

Reimbursement Due from State Government.    Reimbursement due from the State Government for pensions paid represent supplementary pensions (Plan G0) and leave benefits (sabbatical paid leave) that we pay, on behalf of the State Government, to former employees of the State-owned companies which merged to form a company. These amounts are reimbursed to us by the State Government, as primary obligor. However, these amounts have been outstanding for a long period. We account for these as long-term assets, and we do not reserve against such accounts receivable as we expect to recover these amounts and loss is not considered probable.

Accounts Receivable from the State Government for Water and Sewage Service Provided.    Certain of these accounts receivable have been overdue for a long period. We account for these as long-term assets, and we do not reserve against such accounts receivable as we fully expect to recover these amounts and loss is not considered probable.

Use of Certain Assets Owned by the State Government.    We currently use certain reservoirs in the Alto Tietê System and the Billings and Guarapiranga reservoirs which are owned indirectly by the State Government. We currently do not pay any fees with respect to the use of these reservoirs. However, we are responsible for maintaining and meeting the operating costs of these reservoirs. If these facilities had not been made available for our use, we would have had to obtain water from more distant sources, which would be more costly. The State does not incur operating costs on our behalf.

The arrangement not to pay any fees to the State of São Paulo for the use of certain reservoirs of the Alto Tietê System is addressed by a number of formal agreements first entered into on March 31, 1992 and on April 24, 1997 and later amended on March 16, 2000 and on November 21, 2001. As part of the arrangement, we agreed to fund 100.0% of the estimated costs of the 1992 agreement (equal to R$27.8 million) and 75.0% of the 1997 agreement (equal to R$63.4 million) which was already disbursed, and the Government of the State of São Paulo, through the State Department of Water and Energy, agreed to fund approximately 25.0% of the estimated costs of the 1997 agreement (equal to R$21.1 million), to construct ducts, tunnels and other facilities to interconnect the Tietê River with the Biritiba and Jundiaí reservoirs and other bodies of water in exchange for our use of the reservoirs during a 30-year period. The amendments to the 1997 agreement increased our obligations under such agreement by R$5.9 million.

We have the right to draw water and release emissions in the reservoirs in the Alto Tietê system during a 30-year period which began in 1997. We capitalize our expenditures on the facilities we construct. The project subject to the 1992 agreement was concluded and the assets entered operations in 1994. The project subject to the 1997 contract became operational in 2002 and is being depreciated on a straight-line basis through 2027.

The arrangement for use of the Billings and Guarapiranga reservoirs is provided for through a grant issued by the Department of Water and Energy. We have a right to use these reservoirs so long as we remain responsible for maintaining and meeting their operating costs.

Results of Operations

The following table sets forth, for the periods indicated, certain items in our statement of operations, each expressed as a percentage of net revenue from sales and services:

	As of and for the Year ended December 31,			As of and for the Six months ended June 30,
	2001	2002	2003	2003	2004
Net revenue from sales and services	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales and services	(46.3)	(48.2)	(50.0)	(49.9)	(50.9)

Gross profit	53.7	51.8	50.0	50.1	49.1
Selling expenses	(9.7)	(10.2)	(7.2)	(9.5)	(10.9)
Administrative expenses	(5.9)	(6.0)	(6.2)	(5.5)	(6.5)
Financial expenses, net	(32.2)	(60.4)	(8.4)	4.4	(26.7)
Income (loss) from operations	5.9	(24.8)	28.2	39.5	5.0
Non-operating expenses, net	(2.2)	(0.1)	(1.3)	(1.6)	(0.5)

Income (loss) before taxes on income	3.7	(24.9)	26.9	37.9	4.5
Income tax and social contribution tax	2.6	8.5	(5.8)	(11.3)	(1.6)
Extraordinary item, net of income tax and social contribution tax	—	(0.9)	(0.9)	(0.9)	(0.9)

Net income (loss)	6.3%	(17.3)%	20.2%	25.7%	2.0%

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Net Revenue from Sales and Services

Net revenue from sales and services for the six months ended June 30, 2004 increased by R$160.4 million, or 8.2%, to R$2,126.3 million from R$1,965.9 million for the corresponding period in 2003.

Net revenue from sales and services relating to water services for the six months ended June 30, 2004 increased by R$72.6 million, or 6.3%, to R$1,226.8 million from R$1,154.2 million for the corresponding period in 2003. This increase was mainly due to the August 2003 tariff increase and revenue received for the first time for water services provided in São Bernardo do Campo after the acquisition of that municipality’s water and sewage assets.

This increase was offset by a 2.3% decrease in volume of water distributed in the six months ended June 30, 2004, resulted from our campaign to reduce water consumption throughout the period together with, from March 15, 2004, the effects of the usage reduction discount plan which, as discussed above, lowered usage, discounted the bill of consumers who lowered their usage, and shifted some households into lower tariff categories. Total discounts given to consumers under this plan amounted to R$35.0 million, which would otherwise have been recognized as revenue.

Net revenue from sales and services relating to sewage services for the six months ended June 30, 2004 increased by R$87.7 million, or 10.8%, to R$899.5 million from R$811.8 million for the corresponding period in 2003. Lower volumes were offset by an average increase of 18.9% in tariffs, as sewage tariffs are set by reference to water tariffs, together with revenue received for the first time for sewage services provided in São Bernardo do Campo after the acquisition of that municipality’s water and sewage assets.

Cost of Sales and Services

Cost of sales and services for the six months ended June 30, 2004 increased by R$102.1 million, or 10.4%, to R$1,082.9 million from R$980.8 million for the same period in 2003. As a percentage of net revenue from sales and services, costs of sales and services increased slightly to 50.9% for the six months ended June 30, 2004 from 49.9% for the corresponding period in 2003. The increase was primarily due to the following factors:

•	an increase of R$34.4 million, or 22.6%, in electric power costs, due primarily to an increase in electricity tariffs and, to a lesser extent, to increased consumption of electricity;

•	an increase of R$27.6 million, or 7.4%, in payroll and related costs, primarily resulting from a 4.2% increase in salaries which took effect in May 2004, a R$7.2 million payment to certain employees in connection with bonuses paid for internal cost reduction, increases in union dues, taxes, social benefits, education;

•	an increase of R$19.9 million, or 7.6%, in depreciation and amortization expenses, principally due to recognition of sites under construction as permanent assets; and

•	an increase of R$18.1 million, or 18.9%, in outside services, primarily due to works relating to the acquisition of the São Bernardo do Campo infrastructure.

Gross Profit

As a result of the above factors, gross profit for the six months ended June 30, 2004 increased by R$58.2 million, or 5.9%, to R$1,043.4 million from R$985.2 million for the corresponding period in 2003. As a percentage of net revenue from sales and services, gross profit decreased slightly to 49.1% for the six months ended June 30, 2004 from 50.1% for the corresponding period in 2003.

Selling Expenses

Selling expenses for the six months ended June 30, 2004 increased by R$45.1 million, or 24.2%, to R$231.3 million from R$186.2 million for the corresponding period in 2003. As a percentage of net revenue from sales and services, selling expenses increased to 10.9% for the six months ended June 30, 2004 from 9.5% for the corresponding period in 2003.

The increase in selling expenses was primarily due to the following factors:

•	an increase of R$40.8 million, or 62.2%, in bad debt expenses, net of recoveries due to an increase in the amount of lawsuits related to bad debts, which forced recognition of bad debts as accounts receivable in amounts more than R$30,000 overdue for more than 360 days old are not generally recognized until legal action is taken under the Brazilian Corporate Law Method;

•	an increase of R$9.3 million, or 15.6%, in payroll and related charges primarily resulting from a 4.2% increase in salaries which took effect in May 2004, a R$1.4 million bonus paid to certain employees in connection with an internal cost reduction plan; and

•	an increase of R$6.1 million, or 39.1%, in general expenses, primarily due to an increase in fees for bank collection services.

These increases were offset by the following:

•	a decrease of R$11.6 million, or 28.1%, in outside services, primarily for debt collection services. These services have been temporarily suspended while we re-bid the contract for these services, and consider our strategy for using outside contractors for collection services. This decrease should therefore not be regarded as a trend.

Administrative Expenses

Administrative expenses for the six months ended June 30, 2004 increased by R$31.3 million, or 29.1%, to R$138.8 million from R$107.5 million for the corresponding period in 2003. As a percentage of net revenue from sales and services, administrative expenses increased to 6.5% for the six months ended June 30, 2004 from 5.5% for the corresponding period in 2003. The increase in administrative expenses primarily reflected:

•	an increase of R$23.7 million, or 117.6%, in payments to outside contractors, primarily advertising agencies in connection with publicizing the water usage reduction campaign;

•	an increase of R$6.9 million, or 14.0%, in payroll and related costs primarily resulting from a 4.2% increase in salaries, taxes, social benefits and education costs amounting to R$3.5 million, which took effect in May 2004, a R$0.8 million bonus payment to certain employees as part of an internal cost reduction plan, and increases in dues amounting to R$1.2 million in relation to labor suits; and

•	an increase of R$3.4 million in depreciation expenses, principally due to recognition of sites under construction as permanent assets.

Financial Expenses, Net

Net financial expenses consist principally of interest on our indebtedness, foreign exchange losses in respect of indebtedness and inflation-based indexation charges relating to indebtedness, offset partially by interest income on cash and time deposits and inflation-based indexation accruals, mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Net financial expenses for six months ended June 30, 2004 were R$568.6 million, compared to net financial income of R$86.5 million for the corresponding period in 2003. As a percentage of net revenue from sales and services, net financial expenses were 26.7% for the six months ended June 30, 2004. As a percentage of net revenue from sales and services, net financial income was 4.4% for the corresponding period in 2003. The absolute and relative increases in net financial expenses were primarily due to the fact that for the six months ended June 30, 2003 we recorded a foreign exchange gain, reflecting the effects on our foreign currency-denominated debt of the significant recovery of the real against the US dollar during that time period. Foreign exchange loss was R$192.4 million for the six months ended June 30, 2004 as compared to the foreign exchange gain of R$627.0 million for the corresponding period in 2003.

Interest and other charges on real-and foreign-currency loans and financings for the six months ended June 30, 2004 decreased by R$55.0 million, or 14.0%, to R$337.2 million from R$392.2 million for the same period in 2003. This decrease was principally due to:

•	a decrease of R$48.9 million in interest relating to our real-denominated debt for the six months ended June 30, 2004 due to the decrease in interest rates partially offset by other charges related to indexation-based increases in the principal amount of such debt; and

•	a decrease of R$6.0 million of interest and other charges related to our foreign currency-denominated debt due to the decrease in the principal amounts.

As of June 30, 2004, 57.0% of our debt was real-denominated, and 70.2% of such real-denominated debt was floating rate debt and indexed to take into account the effects of inflation.

Interest income for the six months ended June 30, 2004 decreased by R$4.2 million, or 25.0%, to R$12.8 million from R$17.0 million for the corresponding period in 2003. This decrease was primarily due to the decrease in income from temporary cash investments by R$26.5 million, or 69.4%, to R$11.7 million from R$38.2 million due to the decrease in our cash balances resulting from use of cash for repayment of outstanding debt.

Income (Loss) From Operations

As a result of the above factors (including, in particular, foreign exchange losses) income from operations for the six months ended June 30, 2004 totaled R$104.8 million as compared to income from operations of R$778.0 million for the corresponding period in 2003, a decrease of 86.5%.

Non-Operating Income (Expenses)

Net non-operating expenses for six months ended June 30, 2004 decreased by R$20.6 million, or 64.2%, to R$11.5 million, from R$32.0 million for the same period in 2003. In both periods, most of such expenses consisted of losses on disposal of property and write-offs of obsolete and other non-productive fixed assets, amounting to R$16.3 million in the six months ended June 30, 2004 and R$35.3 million for the corresponding period in 2003, offset in each case by other income.

Income Tax and Social Contribution Tax

Income tax and social contribution tax (including deferred taxes) for the six months ended June 30, 2004 decreased by R$190.5 million, or 85.1%, to R$33.4 million from R$223.9 million for the corresponding period in 2003, due to the reduction in the profit before income tax and social contribution tax, that amounted to R$93.2 million for the first six months of 2004, compared to a profit of R$746.0 million for the same period in 2003.

During the six months ended June 30, 2004, deferred taxes decreased by R$73.6 million, or 106.7%, from an expense of R$69.0 million during the first six months of 2003 to a benefit of R$4.6 million for the same period in 2004.

In addition, during the first six months of 2004, we took advantage of the income tax benefit related to interest on shareholders’ equity. This benefit totaled R$13.4 million for the first six months of 2004, compared to R$53.8 million during the same period in 2003, representing approximately 14.4% of our income before taxes as of June 30, 2004, which amounted to R$93.2 million, compared to 7.2% of our income before taxes during the first six months of 2003, which amounted to R$746.0 million.

For the six months ended June 30, 2004 and the corresponding period in 2003, the statutory composite tax rate was 34.0%.

Extraordinary Item

In accordance with the requirements of the Brazilian Securities Commission, under CVM Deliberation No. 371/2000, we have elected to recognize the actuarial liability of R$266.1 million calculated as of December 31, 2001 with respect to our defined benefits pension plan (Plan G1) on a straight-line basis against earnings over the five years ending December 31, 2006.

As permitted, the expense is presented as an extraordinary item of R$17.6 million (net of tax effects of R$9.0 million) for the six months ended June 30, 2003 and 2004.

Net Income (Loss)

As a result of the above factors, net income for the six months ended June 30, 2004 decreased by R$462.3 million, or 91.6%, to R$42.2 million, compared to net income of R$504.5 million for the corresponding period in 2003.

2003 Compared to 2002

Net Revenue from Sales and Services

Net revenue from sales and services for 2003 increased by R$363.7 million, or 9.7%, to R$4,130.8 million from R$3,767.1 million for 2002.

Net revenue from sales and services relating to water services increased by R$197.0 million, or 8.9%, to R$2,418.2 million from R$2,221.2 million for 2002. This increase was primarily due to an average increase of 18.9% in tariffs, which came into effect on August 29, 2003, together with the continuing effect of an average tariff increase of 8.2% in August 2002. The volume of water distributed in 2003 decreased by 0.3%.

Net revenue from sales and services relating to sewage services increased by R$166.6 million, or 10.8%, to R$1,712.5 million from R$1,545.9 million for 2002. This increase was due primarily to an increase in tariffs, as sewage tariffs are set by reference to water tariffs, together with a 0.4% increase in volume.

Cost of Sales and Services

Cost of sales and services for 2003 increased by R$252.2 million, or 13.9%, to R$2,067.2 million from R$1,815.0 million for 2002. As a percentage of net revenue from sales and services, costs of sales and services increased to 50.0% for 2003 from 48.2% in 2002. The increase in cost of sales and services was primarily due to the following factors:

•	an increase of R$139.5 million, or 21.4%, in payroll and related costs primarily resulting from (1) a 14.45% increase in salaries which took effect in May 2003 and a 2.0% increase in salaries of certain employees in connection with the Performance-based Compensation Plan (as from September 2003), (2) a R$2.4 million increase in profit-sharing from R$26.9 million for 2002 to R$29.3 million for 2003, (3) the recognition in 2003 of pension and retirements benefits granted or to be granted to our employees totaling R$17.3 million, (4) allocation of R$12.8 million for former employees who left the company through the PDI—Dismissal Encouragement Program and R$13.2 million of related charges;

•	an increase of R$56.3 million, or 21.3%, in energy costs mainly due to an increase in electric power tariffs and consumption volumes;

•	an increase of R$42.8 million, or 8.5%, in depreciation expenses principally due to recognition to sites under construction as permanent assets; and

•	an increase of R$10.9 million, or 14.0%, in the costs of materials used in the treatment of water and sewage. The increase in cost was largely a result of the recent drought, which led to lower quality in water in 2003 as compared to 2002 and so increased our need for these materials. The increase was also due to an increase in prices of these materials.

Gross Profit

As a result of the above factors, gross profit for 2003 increased by R$111.5 million, or 5.7%, to R$2,063.6 million from R$1,952.2 million for 2002. As a percentage of net revenue from sales and services, gross profit decreased to 50.0% for 2003 from 51.8% for 2002.

Selling Expenses

Selling expenses for 2003 decreased by R$87.6 million, or 22.7%, to R$297.5 million from R$385.1 million for 2002. As a percentage of net revenue from sales and services, selling expenses decreased to 7.2% for 2003 from 10.2% for 2002.

The decrease in selling expenses was primarily due to the following factors:

•	a decrease of R$125.3 million, or 76.9%, in bad debt expense, net of recoveries in 2003, which is recorded under selling expenses, mainly due to recovery against allowances related to invoices issued to the Municipality of São Bernardo do Campo. The municipality owed us receivables in the amount of R$265.4 million when subjected to monetary adjustment, and this amount was recorded as a recovery against allowances; and

•	a decrease of R$6.9 million, or 7.7%, in the costs of third-party services, mainly for technical maintenance services.

These decreases were offset by an increase of R$30.2 million, or 30.0%, in payroll and related charges primarily resulting from (1) an 14.5% increase in salaries which took effect in May 2003 and a 2.0% increase in salaries of certain employees, in connection with the Performance-based Compensation Plan (as from September 2003), (2) a R$1.8 million increase in profit-sharing from R$4.0 million for 2002 to R$5.8 million for 2003, (3) the recognition in 2003 of pension and retirements benefits granted or to be granted to our employees totaling R$2.7 million, (4) allocation of R$1.8 million for former employees who left the company through the PDI—Dismissal Encouragement Program and R$1.8 million of related charges (FGTS); and an increase of R$10.4 million due to the readjustment of banking collection services.

Administrative Expenses

Administrative expenses for 2003 increased by R$28.1 million, or 12.4%, to R$254.1 million from R$226.0 million for 2002. As a percentage of net revenue from sales and services, administrative expenses increased to 6.2% for 2003 from 6.0% for 2002. The increase in administrative expenses primarily reflected:

•	an increase of R$26.0 million in general expense costs. The increase in general expense costs was primarily attributable to provisions for losses related to receivables from suppliers and from judicial deposits;

•	an increase of R$17.1 million, or 18.3%, in payroll and related costs primarily resulting from (1) an 14.45% increase in salaries which took effect in May 2003, (2) a 2.0% increase in salaries of certain employees, in connection with the Performance-based Compensation Plan (as from September 2003), and (3) a R$1.0 million increase in profit-sharing from R$3.8 million for 2002 to R$4.8 million for 2003, a recognition of R$2.9 million relating to the liability of pension and retirements benefits granted or to be granted to our employees after retirement, and allocation of R$2.8 million for former employees who left the company through the PDI—Dismissal Encouragement Program and R$2.4 million of related charges; and

•	an increase of R$2.6 million in depreciation expenses principally due to recognition of sites under construction as permanent assets.

These increases were offset by:

•	a decrease of R$20.4 million in the costs of third-party services mainly due to the reduction in services for publicity and lease of information technology equipment.

Financial Expenses, Net

Net financial expenses consist principally of interest on our indebtedness, foreign exchange losses in respect of indebtedness and inflation-based indexation charges relating to indebtedness, offset partially by interest income on cash and time deposits and inflation-based indexation accruals mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Net financial expenses for 2003 decreased by R$1,929.8 million, or 84.8%, to R$346.5 million from R$2,276.3 million for 2002. As a percentage of net revenue from sales and services, net financial expenses decreased to 8.4% for 2003 from 60.4% for 2002.

The absolute and relative decreases in net financial expenses were primarily due to a foreign exchange gain in 2003 as compared to 2002, reflecting the effects on our foreign currency-denominated debt of the significant recovery of the real against the US dollar in 2003. Foreign exchange gain was R$540.6 million for 2003 as compared to the foreign exchange loss of R$1,345.3 million in 2002.

Interest and other charges on real-and foreign-currency loans and financings for 2003 increased by R$46.1 million, or 6.2%, to R$785.0 million from R$738.9 million for 2002. This increase was principally due to:

•	an increase of R$62.0 million in interest relating to, and other charges related to indexation-based increases in the principal amount of, our real-denominated debt in 2003; and

•	a decrease of R$20.9 million of interest and other charges related to a decrease in foreign-currency denominated indebtedness when translated into reais as a result of the appreciation of the real against the US dollar in 2003.

As of December 31, 2003, all of our real-denominated debt was floating rate debt and indexed to take into account the effects of inflation.

Interest income for 2003 increased by R$1.0 million, or 1.4%, to R$70.0 million from R$69.0 million for 2002. This increase was primarily due to increase in interest earned from cash and time deposits.

In addition, indexation accruals relating to overdue accounts receivable increased by R$163.2 million to R$203.9 million for 2003 as compared to R$78.2 million for 2002. This increase was principally due to (1) a renegotiation of existing agreements with some customers to pay overdue accounts receivable over time based on inflation-based indexation arrangements, (2) recognition of R$75.0 million resulting from the monetary variation on accounts receivable from the Municipality of São Bernardo do Campo, recorded in connection with the purchase agreement and (3) the recognition of R$58.5 million resulting from monetary variation recorded on amounts due from the State in connection with the settlement agreement reached with the State Government.

Income (Loss) from Operations

As a result of the above factors (including, in particular, foreign exchange gains) income from operations for 2003 totaled R$1,165.5 million as compared to the loss from operations of R$935.3 million for 2002.

Non-Operating Income (Expenses)

Net non-operating expenses for 2003 increased by R$51.0 million, or 1,490.4%, to R$54.5 million in 2003 from R$3.4 million for 2002. The non-operating expenses were primarily due to R$61.7 million in dispositions and write-offs of obsolete and other non-productive fixed assets in 2003 as compared to R$16.5 million in dispositions and write-offs in 2002.

The decrease in non-operating income of R$8.5 million, or 49.4%, to R$8.7 million in 2003, from R$17.2 million in non-operating income in 2002, was primarily due to decreases in donations of property, plant and equipment received in 2003 and to decreases income from the provision of technical assistance to municipalities where we do not provide water and sewage services.

Income Tax and Social Contribution Tax

Income tax and social contribution tax for 2003 increased by R$566.0 million, or 175.0%, to an expense of R$242.6 million from benefit of R$323.3 million for 2002.

Although for 2003 we had pre-tax income, we had an income tax benefit which was directly related to the interest on shareholders’ equity paid or accrued within that year which was not charged to pre-tax income as it is treated in a manner similar to a dividend but generates a tax deductible expense. That benefit amounted to R$171.4 million, representing approximately 15.4% of the R$1,111.1 million pre-tax income in 2003.

Although for 2002 we had pre-tax loss, we had an income tax benefit which was directly related to the interest on shareholders’ equity paid and or accrued within that year which was not charged to pre-tax income as it is treated in a manner similar to a dividend but generates a tax deductible expense.

For both 2003 and 2002, the statutory composite tax rate was 34.0%.

Extraordinary Item

In accordance with the requirements of the Brazilian securities commission, under CVM Deliberation No. 371/2000, we have elected to recognize the actuarial liability calculated as of December 31, 2001 with respect to our defined benefits pension plan (Plan G1) on a straight-line basis against earnings over the five years ending December 31, 2006.

As permitted, the expense is presented as an extraordinary item of R$35.1 million (net of tax effects of R$18.1 million) for 2003.

Net Income (Loss)

As a result of the above factors, we had net income for 2003 of R$833.3 million, compared to a net loss of R$650.5 million for 2002.

2002 Compared to 2001

Net Revenue from Sales and Services

Net revenue from sales and services for 2002 increased by R$332.4 million, or 9.7%, to R$3,767.1 million from R$3,434.8 million for 2001.

Net revenue from sales and services relating to water increased by R$179.0 million, or 8.8%, to R$2,221.2 million from R$2,042.3 million for 2001. This increase was primarily due to an average increase of 8.2% in tariffs, effective on August 1, 2002. The increase was also due to an increase of 4.2% in volume of water distributed, primarily relating to the return of customer consumption to regular levels following the end of the Brazilian energy consumption restrictions in March 2002.

Net revenue from sales and services relating to sewage services increased by R$153.4 million, or 11.0%, to R$1,545.9 million from R$1,392.5 million for 2001. This increase was due primarily to increases in revenue from water services, because our sewage charges are generally fixed as a function of the monthly water charges. See “Business-Tariffs.”

Cost of Sales and Services

Cost of sales and services for 2002 increased by R$224.5 million, or 14.1%, to R$1,815.0 million from R$1,590.4 million for 2001. As a percentage of net revenue from sales and services, costs of sales and services increased to 48.2% for 2002 from 46.3% in 2001. The increase in cost of services was primarily due to the following factors:

•	an increase of R$74.0 million, or 12.8%, in payroll and related costs primarily resulting from (1) an 8.0% increase in salaries which took effect in May 2002, (2) a R$15.6 million increase in profit-sharing from R$11.3 million for 2001 to R$26.9 million for 2002, (3) the recognition in 2002 of pension and retirements benefits granted or to be granted to our employees totaling R$4.2 million and (4) the most recent collective bargaining agreement which changed the holiday benefits policy resulting in an increase of R$4.4 million in cost of services;

•	an increase of R$68.1 million, or 34.6%, in energy costs mainly due to an increase in electric power tariffs and consumption volumes;

•	an increase of R$40.3 million, or 8.7%, in depreciation expenses principally related to the commencement of operations of new water and sewage systems in the São Paulo Metropolitan Region in 2002;

•	an increase of R$19.0 million, or 32.3%, in the costs of materials used in the treatment of water and sewage. The increase in cost was largely a result of the recent drought, which led to lower quality water in 2002 as compared to 2001 and so increased our need for these materials. The increase was also due to an increase in prices of these materials; and

•	an increase of R$13.0 million, or 6.5%, in the costs of third-party services, mainly for technical maintenance services.

Gross Profit

As a result of the above factors, gross profit for 2002 increased by R$107.8 million, or 5.8%, to R$1,952.2 million from R$1,844.3 million for 2001. As a percentage of net revenue from sales and services, gross profit decreased to 51.8% for 2002 from 53.7% for 2001.

Selling Expenses

Selling expenses for 2002 increased by R$52.5 million, or 15.8%, to R$385.1 million from R$332.6 million for 2001. As a percentage of net revenue from sales and services, selling expenses increased to 10.2% for 2002 from 9.7% for 2001.

The increase in selling expenses was primarily due to the following factors:

•	an increase of R$21.2 million, or 31.1%, in the costs of third-party services, mainly for technical maintenance services and costs related to the recovery of accounts receivable;

•	an increase of R$20.0 million, or 24.8%, in payroll and related charges primarily resulting from (1) an 8.0% increase in salaries which took effect in May 2002, (2) a R$2.3 million increase in profit-sharing from R$1.7 million for 2001 to R$4.0 million for 2002, (3) the recognition in 2002 of pension and retirements benefits granted or to be granted to our employees totaling R$0.6 million and (4) the most recent collective bargaining agreement, which changed the holiday benefits policy resulting in an increase of R$1.0 million in cost of services; and

•	an increase of R$9.1 million, or 5.9%, in bad debt expense, net of recoveries in 2002, which is recorded under selling expenses. The higher allowance for doubtful accounts expense in 2002 reflects an increase in direct write-offs (net of recoveries) of overdue accounts receivable from small customers in 2002 as compared to 2001. The higher direct write-off level was partially offset by a lower charge for the provision (net of recoveries) of approximately R$89.6 million in respect of overdue accounts receivable from large customers as well as municipalities to which we provide water on a wholesale basis.

Administrative Expenses

Administrative expenses for 2002 increased by R$22.9 million, or 11.3%, to R$226.0 million from R$203.1 million for 2001. As a percentage of net revenue from sales and services, general and administrative expenses increased to 6.0% for 2002 from 5.9% for 2001. The increase in administrative expenses primarily reflected:

•	an increase of R$11.6 million, or 14.2%, in payroll and related costs due to an 8.0% increase in salaries which took effect in May 2001 as well as a R$2.2 million increase in profit-sharing from R$1.6 million for 2001 to R$3.8 million for 2002, a recognition of R$1.1 million relating to the liability of pension and retirement benefits granted or to be granted to employees after retirement, described in note 13 of our financial statements. In addition, revisions to vacation policy contained in our most recent annual collective bargaining agreement increased administrative expenses by R$0.6 million; and

•	an increase of R$6.6 million in general expense costs. The increase in general expense costs was primarily attributable to an increase in provision for contingencies.

Financial Expenses, Net

Net financial expenses consist principally of interest on our indebtedness, foreign exchange losses in respect of indebtedness and inflation-based indexation charges relating to indebtedness, offset partially by interest income on cash and time deposits and inflation-based indexation accruals mainly relating to agreements entered into with some customers to settle overdue accounts receivable.

Net financial expenses for 2002 increased by R$1,171.1 million, or 106.0%, to R$2,276.3 million from R$1,105.2 million for 2001. As a percentage of net revenue from sales and services, net financial expenses increased to 60.4% for 2002 from 32.2% for 2001.

The absolute and relative increases in net financial expenses were primarily due to a higher foreign exchange loss in 2002 as compared to 2001, reflecting the effects on our foreign currency-denominated debt of the significant devaluation of the real against the US dollar in 2002. Foreign exchange loss increased to R$1,345.3 million for 2002 as compared to the foreign exchange loss of R$387.0 million in 2001.

Interest and other charges on real-and foreign-currency loans and financings for 2002 increased by R$123.0 million, or 20.0%, to R$738.1 million from R$615.1 million for 2001. This increase was principally due to:

•	an increase of R$37.2 million of interest and other charges related to an increase in foreign-currency denominated indebtedness when translated into reais as a result of the depreciation of the real against the US dollar in 2002, even though the aggregate principal amount of our US dollar-denominated debt declined during 2002; and

•	an increase of R$85.7 million of interest and other charges related to indexation-based increases in the principal amount of our real-denominated debt in 2002.

As of December 31, 2002, all of our real-denominated debt was floating rate debt and indexed to take into account the effects of inflation.

Interest income for 2002 increased by R$8.7 million, or 14.4%, to R$69.0 million from R$60.3 million for 2001. This increase was primarily due to higher average balances of cash and time deposits.

In addition, indexation accruals relating to overdue accounts receivable increased by R$34.8 million to R$78.2 million for 2002 as compared to R$43.4 million for 2001. This increase was principally due to a renegotiation of existing agreements with some customers to pay overdue accounts receivable over time based on inflation-based indexation arrangements.

Income (Loss) from Operations

As a result of the above factors (including, in particular, foreign exchange losses), the loss from operations for 2002 totaled R$935.3 million as compared to the income from operations of R$203.4 million for 2001.

Non-Operating Income (Expenses)

Net non-operating expenses for 2002 decreased by R$73.5 million, or 95.6%, to R$3.4 million from R$76.9 million for 2001. The non-operating expenses were primarily due to a R$16.5 million net loss on dispositions and write-offs of obsolete and other non-productive fixed assets in 2002 as compared to a net loss of R$84.9 million in 2001.

The decrease in net non-operating expenses was also due to an increase of R$5.4 million, or 43.8%, to R$17.2 million in 2002, from R$11.8 million in non-operating income in 2001. This increase, in turn, was primarily due to increases in donations of property, plant and equipment and income from the provision of technical assistance to municipalities where we do not provide water and sewage services.

Income Tax and Social Contribution Tax

Income tax and social contribution tax benefit for 2002 increased by R$233.6 million, or 260.4%, to R$323.3 million from R$89.7 million for 2001.

Although for 2001 we had pre-tax income, we had an income tax benefit which was directly related to the interest on shareholders’ equity paid and or accrued within that year which was not charged to pre-tax income as it is treated in a manner similar to a dividend but generates a tax deductible expense. Such benefit amounted to R$166.5 million, representing approximately 131.6% of the R$126.5 million pre-tax income in 2001.

For 2002, although the tax effect arising from interest on shareholder’s equity decreased to R$36.8 million, the pre-tax loss amounting to R$938.7 million was the primary reason for the R$233.6 million increase in income tax and social contribution tax benefit for the year. See “Interest on Shareholders’ Equity” above.

For both 2002 and 2001, the statutory composite tax rate was 34.0%.

Extraordinary Item

In accordance with the requirements of the Brazilian Securities Commission, under CVM Deliberation No. 371/2000, we have elected to recognize the actuarial liability calculated as of December 31, 2001 with respect to our defined benefits pension plan (Plan G1) on a straight-line basis against earnings over the five years ending December 31, 2006.

Under this CVM Deliberation, the expense recognition is presented as an extraordinary item of R$35.1 million (net of tax effects of R$18.1 million) for 2002.

Net Income (Loss)

As a result of the above factors, we had a net loss for 2002 of R$650.5 million, compared to net income of R$216.2 million for 2001.

Liquidity and Capital Resources

Capital Sources

In order to satisfy our liquidity and capital requirements, we have primarily relied on cash provided by operating activities, borrowings from Brazilian Federal and State governmental financial institutions, and financing from multilateral organizations and from domestic and international capital markets. As of June 30, 2004, we had R$102.9 million of cash and cash equivalents and total debt of R$7,318.5 million, 43% of which was foreign currency-denominated. Outstanding short-term debt was approximately R$1,116.4 million at June 30, 2004, of which R$257.1 million was denominated in foreign currency. Long-term debt was approximately R$6,202.0 million, of which R$2,890.7 million consisted of foreign currency-denominated obligations. We believe that we have sufficient sources of liquidity and capital to meet our liquidity and capital requirements for the next few years, in light of our current financial position and our expected cash generated by operating activities.

Cash Provided by Operating Activities.    Cash provided by operating activities is, and we anticipate that it will continue to be, the single largest source of our liquidity and capital resources in future years and financial periods. Our cash generated by operating activities was R$1,655.3 million in 2003, R$1,764.8 million in 2002, R$1,657.0 million in 2001 and R$811.1 million in the six months ended June 30, 2004.

We have overdue accounts receivable from the State Government and from the municipalities to which we provide water on a wholesale basis. In December 2001, we entered into an agreement with the State Government under which the State of São Paulo, among other things, agreed to transfer the reservoirs in the Alto Tietê System in exchange for the cancellation of a portion of accounts receivable then due from the State of São Paulo and reimbursement then due from the State Government for pensions paid by us. The transfer of assets contemplated by this agreement would be a non-cash transaction. On October 29, 2003, the Public Attorney of the State of São Paulo (Ministério Público do Estado de São Paulo), on behalf of the people of the State of São Paulo, brought a civil public action in a Trial Court of the State of São Paulo (12a Vara de Fazenda Públicado Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê System reservoirs from the State Department of Water and Energy of the State of São Paulo would be illegal. In October 2004, the court ruled in favor of the Public Attorney of the State of São Paulo, which ruling we currently believe relates only to the illegality of the transfer of the reservoirs. We and the State of São Paulo intend to appeal this decision. In our appeal we also plan to request the suspension of the court’s decision until final judgment is reached by the Court of Appeals of the State of São Paulo (Tribunal de Justiça do Estado de São Paulo). We are unable to predict whether we will succeed in appealing such decision and cannot assure you as to whether the transfer of these reservoirs will occur.

Under the December 2001 agreement, in July and August 2002, a State-owned construction company, on behalf of the State of São Paulo, and an independent appraisal firm, on behalf of us, presented their valuation reports relating to the reservoirs. The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively. Under the December 2001 agreement, the arithmetic average of these appraisals will be deemed to be the fair value of the reservoirs. Because we already had made investments in these reservoirs by then, the arithmetic average of the appraisals submitted to our Board of Directors by August 2002, R$300.9 million, was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports and they will be submitted for approval to an extraordinary general meeting of shareholders. However, we cannot assure you as to when a final determination as to the fair value of these reservoirs will be made, when the transfer of the reservoirs will occur or if at all, or when cancellation of accounts receivable will take place.

The December 2001 agreement also provided that the legal advisors of the State Finance Secretariat of São Paulo would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to us by the State of São Paulo. The commencement of payments with respect to pension amounts owed to us by the State of São Paulo has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs described above are formalized. Under the December 2001 agreement, the original first payment was to be made in July 2002. We cannot assure you as to when agreement among the parties will be reached or when the State of São Paulo will commence making payments in respect of these pension amounts.

In March 2004, we entered into an amended agreement with the State Government that provides, among other things, that we would set off a portion of the amounts due to us by the State of São Paulo against dividends, in the form of interest on shareholder’s equity, payable by us to the State of São Paulo, and that the State of São Paulo would pay us the portion of the accounts receivable not subject to the set-off. The amount owed to us according to the amended agreement was R$581.8 million, of which R$360.7 million is to be set off, with the remaining R$221.1 million to be paid by the State Government in 60 consecutive monthly installments beginning May 30, 2004. On June 30, 2004, the State of São Paulo owed us R$176.4 million related to the agreement and R$38.4 million related to values not yet overdue. As of June 30, 2004, the State of São Paulo was to receive R$55.0 million to be offset against accounts receivable. Our accounts receivable from the State Government and municipalities to which we provide water on a wholesale basis equaled R$592.3 million as of June 30, 2004, of which R$543.6 million was overdue.

On December 19, 2003, we agreed to purchase the water and sewage assets of the Municipality of São Bernardo do Campo, thus obtaining the right to provide water and sewage services in that municipality, which had previously been one of our bulk sale customers. The economic value of the transaction was R$415.5 million, which was recorded as an intangible asset. The municipality owed us receivables in the amount of R$265.4 million when subjected to monetary adjustment, and this amount was recorded as a recovery against allowances for doubtful accounts. The R$150.0 million balance is being paid in cash, in installments through November 2004.

Debt Financing.    As of June 30, 2004, we had approximately R$6,202.0 million in long-term debt outstanding (excluding the current portion of long-term debt), of which approximately R$2,890.7 million consisted of foreign currency-denominated long-term debt. We had outstanding short-term debt of approximately R$1,116.4 million at June 30, 2004, representing the current portion of our long-term debt. As of June 30, 2004, approximately R$257.1 million of this short-term debt was denominated in foreign currencies. Substantially all of our foreign currency-denominated debt of R$3,147.8 as of June 30, 2004 was denominated in U.S. dollars or in baskets of foreign currencies. It consisted principally of US$447.2 million (R$1,389.7 million) in loans from the Inter-American Development Bank, US$13.3 million (R$41.4 million) in loans from the World Bank, US$500.0 million (R$1,553.8 million) in aggregate principal amount of 10.0% Notes due 2005 and of 12.0% Notes due 2008 sold in the international capital markets in July 1997 and in June 2003, respectively, and an aggregate of US$30.0 million (R$93.2 million) in syndicated loans. Our borrowings from multilateral institutions, such as the World Bank and the Inter-American Development Bank, have in the past been, and in the future are likely to be, guaranteed by the Government of the State of São Paulo or the Federal Government. We do not pay fees for these guarantees.

On June 17, 2004, our Board of Directors authorized the issuance of 40 promissory notes, and each with an individual face value of R$5.0 million, for an aggregate amount of R$200.0 million. These promissory notes were issued on July 16, 2004. These promissory notes have a final maturity date of 180 days from subscription and bear interest at a floating rate of 105.0% of the CDI rate over the individual face value from the issuance date. On September 22, 2004, 26 of these promissory notes totaling R$130 million were prematurely prepaid.

Our outstanding long-term debt as of June 30, 2004 included approximately R$711.7 million due during 2004, approximately R$1,519.7 million due during 2005, approximately R$643.9 million due during 2006, approximately R$553.9 million due during 2007, approximately R$1,081.6 million due during 2008 and approximately R$2,807.7 million due during 2009 or thereafter. We believe that we can service this maturity schedule through a combination of funds generated by operations, the net proceeds of new issuances of debt securities in the Brazilian and international capital markets and additional borrowings from domestic and foreign lenders. Our borrowings are not affected by seasonality. For information concerning the current interest rates borne by our outstanding indebtedness, see note 10 to our financial statements.

Our outstanding domestic debt was approximately R$4,170.7 million as of June 30, 2004 and consisted primarily of real-denominated loans from Federal and State Government-owned banks (in particular, Banco do Brasil S.A. and Caixa Econômica Federal), and debentures issued in March 1999, April 2001 and April 2002.

On August 6, 2004, we entered into a credit agreement with the Japan Bank for International Cooperation for the financing of the Environmental Recovery Program for the Santos Metropolitan Region, which was guaranteed by the Federal Government for an aggregate principal amount of R$588.0 million. In addition to the amount received under the JBIC credit agreement, we intend to invest up to R$493.0 million in this program. In addition, we are currently negotiating with BNDES and Caixa Econômica Federal for additional loans to finance portions of our capital expenditure program.

On September 17, 2004, we registered with the Brazilian Securities Commission a securities shelf program through which we will be able to offer certain debt securities, including non-convertible debentures and commercial paper up to an aggregate amount of R$1.5 billion over the next two years. As part of this program, we issued R$600.0 million in aggregate principal amount of debentures in September 2004 (our 6th issue), offered in three separate series. The debentures of the first, second and third series will mature within three, five and six years after issuance, respectively. The debentures of the first series will pay interest at the CDI rate plus 1.75% per year, and the debentures of the second and third series will pay interest at rates of IGP-M plus 11.0% per year. The final amounts of the debentures of each new series to be offered will be determined before their public distribution.

All of our real-denominated debt is indexed to take into account the effects of inflation. Most of our real-denominated debt provides for inflation-based increases in their respective principal amounts; the increases are determined by reference to the daily government interest rate (Taxa Referencial-TR) plus an agreed margin.

The following table sets forth information on our outstanding debt as of June 30, 2004. See note 10 to our financial statements.

Facility	Aggregate Principal Amount		Additional Amounts Available		Interest Rate(1)
	(in millions of reais)
Real-denominated loans and financings:
Federal Government/Banco do Brasil	R$	2,391.5		—	UPR + 8.50%
Debentures 3rd Issue		366.6		—	CDI + 2.85%
Debentures 4th Issue		250.0		—	CDI + 1.20%
Debentures 5th Issue		438.5		—	CDI + 2.00% /IGP-M +12.70%
Caixa Econômica Federal(2)		509.7		346.9	UPR + 5.00% to 9.50%
Brazilian Economic and Social Development Bank (BNDES)		145.3		98.7	TJLP + 3.00% (up to 6.00%)
Other		27.6		—	UPR + 12.00% /CDI
Accrued interest and charges		41.4		—

Foreign currency denominated loans and financings:
Long-term Notes: US$500,000,000		1,553.8		—	10%(3)—12%(4)
Inter-American Development Bank (IDB):
US$447,200,000		1,389.7		395.7	Variation in the basket of currencies + 3.00% to 7.70%
International Bank for Reconstruction and Development (“World Bank”):
US$13,314,000		41.4		—	Variation in the basket of currencies + 4.85%
Deutsche Bank Luxembourg:
US$30,000,000		93.2		—	11.125%
Société Générale: €2,351,000		8.9		—	4.99%
Accrued interest and charges		60.8		—

Total Debt	R$	7,318.5	R$	841.3

(1)	UPR stands for Standard Reference Unit (Unidade Padrão Referência) and is equal to the Daily Government Interest Rate (Taxa Referencial—TR), which was 0.13% per month as of June 30, 2004; CDI stands for Interbank Rate (Certificado de Depósitos Interbancarios), which was 15.72% per annum as of June 30, 2004; IGP-M stands for Índice de Preços a Mercado, which was 6.8% per semester as of June 30, 2004; TJLP stands for Long-term rate fixed by the Federal Government on a quarterly basis (Taxa de Juros a Longo Prazo), which was 9.75% per annum as of June 30, 2004.
(2)	Agreements to provide up to aggregate of approximately R$555.2 million in financing for our capital expenditure program. We have pledged amounts in certain bank accounts into which customers pay their bills as collateral for these loans.
(3)	Interest rate on US$275.0 million Notes issued July 1997 and due 2005.
(4)	Interest rate on US$200.0 million Notes issued June 2000 and due 2003.

We are subject to covenants under agreements evidencing or governing our outstanding indebtedness, including but not limited to those set forth in a loan agreement with the Inter-American Development Bank, the indenture relating to the 10.0% Notes due 2005, the 12.0% Notes due 2008 and the loan agreements relating to the syndicated loans. Each of these agreements contains, among other provisions, limitations on our ability to incur debt. The indenture relating to the 10.0% Notes due 2005 and the 12.0% Notes due 2008 are the most stringent of these debt agreements. Both of these indentures prohibit, subject to some exceptions, the incurrence of additional debt in the event that (1) the ratio of Indebtedness to Adjusted Capitalization (as defined therein) is greater than 0.42x or (2) the Debt Service Coverage Ratio (as defined in the indentures) is less than 2.50x. These ratios are calculated using financial statements prepared under the constant currency method (which is an accounting methodology that differs from the Brazilian Corporate Law Method and that incorporates inflation accounting no longer commonly used in Brazil). We do not believe that these covenants will impose constraints on our ability to finance our capital expenditure program or, more generally, to develop our business and enhance our financial performance. As of June 30, 2004, our ratio of Indebtedness to Adjusted Capitalization was 0.28x and our Debt Service Coverage Ratio was 3.10x, in each case as calculated in accordance with the above-mentioned indentures.

Brazilian regulations provide that a state-owned company, such as ours, must, subject to some exceptions, use the proceeds of “external credit operations” (i.e., foreign currency borrowings) to refinance outstanding financial obligations. Until so used, these proceeds must be deposited as directed by the Central Bank. The deposit requirement does not apply in the case of import financing and financing transactions involving multilateral and official organizations, such as the Japan Bank for International Cooperation, the World Bank and the Inter-American Development Bank.

Capital Requirements

We have, and expect to continue to have, substantial liquidity and capital resource requirements. These requirements include debt-service obligations, capital expenditures to maintain, improve and expand our water and sewage systems, payment of pension plan and other employee benefits, including pension plan payments to certain of our former employees on behalf of the State of São Paulo, and dividend payments and other distributions to our shareholders, including the State of São Paulo.

Debt-Service Obligations.    Our debt service obligations as of June 30, 2004 included approximately R$711.7 million for the remainder of 2004, approximately R$1,519.7 million due during 2005, approximately R$643.9 million due during 2006, approximately R$553.9 million due during 2007, approximately R$1,081.6 million due during 2008 and approximately R$2,807.7 million due during 2009 or thereafter.

Capital Expenditures.    Our cash disbursements for purchases of property, plant and equipment under our capital expenditure program totaled approximately R$317.7 million in the six months ended June 30, 2004 and R$641.3 million in 2003, as compared with approximately R$586.0 million in 2002 and R$694.6 million in 2001. Our capital expenditure program will require total expenditures of approximately R$4.3 billion in the period from 2004 through 2008, including approximately R$883.0 million in 2004 and R$880.0 million in 2005. We spent approximately $300.0 million on our capital expenditure program during the six months ended June 30, 2004.

Pension Plan Payments and Employee Benefits.    We have been making State-mandated special retirement and pension payments to certain former employees who were employed by our predecessor entities prior to May 1974. These special payments totaled R$36.6 million during the six months ended June 30, 2004, R$87.1 million in 2003, R$77.6 million in 2002 and R$72.8 million in 2001. The State of São Paulo is required to reimburse us for such amounts, but has generally not been paying us on a timely basis. The State of São Paulo’s obligation to us for these amounts is recorded under reimbursement due from State Government for pensions paid on the balance sheet and totaled R$527.6 million as of June 30, 2004. In December 31, 2002 these receivables totaled R$403.9 million and were classified as current and non-current assets. In December 31, 2003 they reached R$491.0 million and were reclassified to non-current assets in our financial statements. The special payments to former employees made by us are not reflected in our statement of operations, but nonetheless represent a significant component of our liquidity requirements. Although we have had discussions with the State of São Paulo regarding more timely reimbursement for the special payments to former employees, we cannot assure you as to when or whether such payments will be made by the State of São Paulo. We may continue to be held responsible for these special payments to former employees, even if the State of São Paulo stops reimbursing us with respect to these payments.

Tax Financing Agreements.    We did not make payments in respect of certain Brazilian federal income tax and social contribution liabilities during the period from 1991 to mid-1996 mainly because we were contesting certain assessments by the federal tax authorities and, in the case of 1993 and 1994, because we did not have sufficient funds to meet all of our then existing liquidity and capital resources requirements. Under the Programa de Recuperacão Fiscal—REFIS tax recovery program, we entered into an agreement with the Brazilian tax authorities regarding these tax obligations and have agreed to make payments on them in monthly installments ending in 2005. We are also required to pay interest on the unpaid balance of this tax liability. However, in July 2003, we included the amounts due under the REFIS program in another program called PAES, which is an alternative payment plan for taxes owed. In accordance with this settlement agreement, we are paying amounts due, of approximately R$317.0 million, in 120 monthly installments, from July 2003. See note 12 to our financial statements. Payments in respect of this aggregate tax liability continue to constitute a liquidity and capital resource requirement that must be satisfied.

Dividend Distributions.    We are required by our by-laws to make dividend distributions, which can be made as payments of interest on shareholders’ equity, to our shareholders in an amount equal to not less than 25% of the amounts available for distribution, to the extent amounts are available for distribution. The aggregate amount of distributions we made for 2001, 2002 and 2003 were R$489.8 million, R$108.2 million and R$504.1 million, respectively, or R$4.30, R$0.95 and R$4.42 per ADS.

On February 26, 2004, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$39.3 million, to be paid within 60 days after our 2005 shareholders’ meeting to shareholders of record as of March 15, 2004. We currently are unable to determine the amount, if any, of its portion of these declared dividends that the State will apply to current and future accounts receivable owed to us by the State or its controlled entities.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table summarizes our significant contractual obligations and commercial commitments that affect our liquidity as of December 31, 2003:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of reais)
Contractual obligations:
Long-term debt, including current portion(1)	997.0	2,060.0	1,546.0	2,661.3	7,264.3

Domestic	713.7	946.8	692.7	1,898.4	4,251.6

Foreign	283.3	1,113.2	853.3	762.9	3,012.7
Operating leases(2)	9.1	3.8	0.3	—	13.2
Pension plan obligations-Plan G1(3)	23.1	51.5	61.5	3,833.3	3,969.4
Pension plan obligations-Plan G0(3)	89.4	181.2	184.9	1,984.9	2,440.4
Tax Recovery Program (PAES)(4)	33.2	66.4	66.4	149.4	315.4
Capital expenditure commitments(5)	138.0	502.0	136.0	—	776.0
Take-or-pay contracts for electrical energy(6)	68.4	12.1	2.7	0.3	83.5
Total contractual cash obligations	1,358.2	2,877.0	1,997.8	8,629.2	14,862.2

(1)	Long-term debt is presented in note 10 to our financial statements.
(2)	Operating leases are presented in note 15 (b) to our financial statements.
(3)	Pension plan obligations and actuarial amounts are presented in notes 26 (a) (i) and (iv) to our financial statements.
(4)	The REFIS/PAES Tax Recovery Program is presented in note 12 to our financial statements.
(5)	Capital expenditure commitments are presented in note 15 (d) to our financial statements.
(6)	Take-or-pay contracts for electrical energy are presented in note 15 (c) to our financial statements.

US GAAP Reconciliation

Our net income (loss) in accordance with the Brazilian Corporate Law Method was R$216.2 million in 2001, R$(650.5) million in 2002 and R$833.3 million in 2003; and R$504.5 million and R$42.2 million for the six months ended June 30, 2003 and 2004, respectively. Under US GAAP, we would have reported net income (loss) of R$16.7 million in 2001, R$(847.6) million in 2002 and R$642.6 million in 2003. Under US GAAP, net income for the six months ended June 30, 2003 would have been R$418.0 million and we would have recorded a loss of R$26.4 million for the six months ended June 30, 2004.

Our shareholders’ equity in accordance with the Brazilian Corporate Law Method totaled R$7,246.5 million as of December 31, 2002 and R$7,576.9 million as of December 31, 2003. Shareholders’ equity in accordance with the Brazilian Corporate Law Method as of June 30, 2004 was R$7,580.9 million. Under US GAAP, we would have reported shareholders’ equity of R$5,945.8 million at December 31, 2002, R$6,085.6 million at December 31, 2003 and R$6,021.1 million as of June 30, 2004.

The principal differences between the Brazilian Corporate Law Method and US GAAP that affect our net income (loss) in 2001, 2002 and 2003 and during the six months ended June 30, 2004, as well as shareholders’ equity as of December 31, 2002 and 2003 and June 30, 2004, relate to the treatment of the following items:

•	additional inflation restatements and related depreciation which would be mandated by US GAAP (but which are not permitted under the Brazilian Corporate Law Method) for 1996 and 1997 in recognition of Brazil’s status as a highly inflationary country in those years;

•	revaluations of property, plant and equipment recorded in 1990 and 1991 under the Brazilian Corporate Law Method, which would be reversed and partially replaced by supplemental inflation restatements based upon a general price index (IGP-M) for periods prior to 1990 under US GAAP;

•	pension plan (Plan G0) payments and other employee benefits for former employees of our predecessor companies which are obligations of the State of São Paulo and which are not treated as our expenses under the Brazilian Corporate Law Method, but which would be required to be treated as our expense on an actuarial basis under US GAAP;

•	pension plan (Plan G1) expenses which, through December 31, 2001, were recognized on an accrual basis only to the extent of required contributions for the relevant year or financial period under Brazilian Corporate Law Method, but which would be required to be fully recorded on an actuarial basis under US GAAP. Since January 1, 2002 under the Brazilian Corporate Law Method, recognition on an actuarial basis is required. There are some differences as compared with US GAAP, basically regarding the calculation method, amortization period and recognition rules, resulting in different pension cost obligation; and

•	additional accounting items, including, among others, capitalized interest, expensing of deferred charges and deferred taxes and the voluntary redundancy plan.

See note 24 to our financial statements for a description of these differences as they relate to us and a reconciliation of net income (loss) and total shareholders’ equity from the Brazilian Corporate Law Method to US GAAP.

BUSINESS

General

We believe we are the largest water and sewage company in Latin America based on net revenue and customers in 2003. We operate water and sewage systems in the State of São Paulo in which the City of São Paulo, Brazil’s largest city, is located. According to the Brazilian Institute of Geography and Statistics, or IBGE, the State of São Paulo is Brazil’s most populous and economically productive state. We had net revenue from sales and services of R$4,130.8 million (US$1,329.3 million) and net income of R$833.3 million (US$268.2 million) for 2003 and net revenue from sales and services of R$2,126.3 million (US$684.2 million) and net income of R$42.2 million (US$13.6 million) for the six months ended June 30, 2004. We had total assets of R$16,441.5 million (US$5,290.9 million) and shareholders’ equity of R$7,580.9 million (US$2,439.5 million) as of June 30, 2004.

We provide water and sewage services to a broad range of residential, commercial, industrial and governmental customers in 368 of the 645 municipalities in the State of São Paulo, including the City of São Paulo. We also supply water on a wholesale basis to six municipalities in the São Paulo Metropolitan Region in which we do not operate water systems. Until December 2002 we divided our service territories into three regions: the São Paulo Metropolitan Region, the Interior Region and the Coastal Region. During 2003 we reorganized our corporate management structure by consolidating the municipalities which we serve in the interior and coastal regions into a single management unit we call “Regional Systems.” Under this new structure, the São Paulo Metropolitan Region and the Regional Systems accounted for 74.0% and 26.0% of our net revenue from sales and services for the six months ended June 30, 2004, respectively.

As of June 30, 2004, we distributed water to approximately 22.2 million people, which we believe includes approximately 60.0% of the urban population of the State of São Paulo, through approximately 57,976 kilometers of water pipes and mains to more than 6.3 million water connections. As of June 30, 2004, we provided sewage services to approximately 18.0 million people, and a sewage coverage ratio of 78%, through 35,692 kilometers of sewer lines to approximately 4.7 million sewage connections. In addition, we currently sell water on a wholesale basis to six municipalities having an estimated population of approximately 3.1 million in the aggregate.

The State of São Paulo, our controlling shareholder, is required by our by-laws and State law to own at least one-half plus one of our common (voting) shares. After giving effect to the ADS and Brazilian offerings, the State of São Paulo will own 50.3% of our outstanding common shares assuming the over-allotment option is exercised in full. As a state-controlled company, we are an integral part of the governmental structure of the State of São Paulo. Our strategy and major policy decisions are formulated in conjunction with the Energy, Water Resources and Sanitation Secretariat of the State of São Paulo as part of the overall strategic planning for the State of São Paulo. The majority of the members of our Board of Directors and our Executive Committee are nominated by the State Council for Protection of Capital of the State of São Paulo (Conselho de Defesa de Capitais do Estado de São Paulo—CODEC), a State agency presided over by the Secretary of the State Treasury and reporting directly to the Governor.

In addition, our capital expenditure budget is subject to approval by the legislature of the State of São Paulo and is approved in conjunction with the budget of the Energy, Water Resources and Sanitation Secretariat and of the State of São Paulo as a whole. However, the Governor of the State of São Paulo has the power to modify our capital expenditure budget after it has been approved. Our financial statements and accounting records are subject to review by the State Accounts Tribunal (Tribunal de Contas), as are all accounts of the State of São Paulo.

State of São Paulo

The State of São Paulo is one of 26 states that, together with the Federal District of Brasilia, constitute the Federative Republic of Brazil. The State is located in the southeastern region of the country, which is, according to IBGE, the most developed and economically active region of Brazil, and which includes the states of Minas

Gerais, Espírito Santo and Rio de Janeiro. The State of São Paulo lies between the states of Rio de Janeiro and Minas Gerais to the north, the state of Paraná to the south, Mato Grosso do Sul to the west and the Atlantic Ocean to the east.

The State of São Paulo occupies 3.0% of Brazil’s land mass and encompasses an area totaling approximately 96,000 square miles. According to the State Data System (Fundacão Sistema Estadual de Análises de Dados—SEADE), the State of São Paulo had an estimated population as of June 30, 2004 of 39.3 million.

As of June 30, 2004, the City of São Paulo, the State’s capital, had an estimated population of 10.7 million, with 18.9 million inhabitants in the greater São Paulo Metropolitan Region. The São Paulo Metropolitan Region encompasses 39 cities and is the second largest metropolitan area in the Americas and among the four largest metropolitan areas in the world, according to the United Nations’ World Urbanization Prospects, 1999 Revision. The São Paulo Metropolitan Region accounted for approximately 48.0% of the population of the State as of June 30, 2004.

According to IBGE, in 2001, the most recent year for which this data is available, the GDP of the State of São Paulo was approximately R$401.0 billion, representing approximately 33.4% of Brazil’s total GDP, making it the largest economy of any state in Brazil, based on GDP. The State is the leading Brazilian state in terms of manufacturing and industrial activity, also according to IBGE, with a strong position in car manufacturing, pharmaceuticals, computer production, steel making and plastics, among others, as well as the leading position in the banking and financial services industries. The State is the most important exporting state in Brazil, according to the Brazilian Ministry of Development, Industry and Foreign Trade (Ministério do Desenvolvimento, Indústria e Comércio Exterior).

Our Strengths

We believe that our strong business position, development and future prospects are reflected by the following strengths:

•	Well-established Business with Significant Size and Scale. We believe we are the largest water and sewage company in Latin America. We are the sole provider of water and sewage services in our areas of operation. We provide water services to approximately 22.2 million people and sewage services to approximately 18.0 million people and a sewage coverage ratio of 78.0%. We have a track record of consistent revenue growth and strong cash flows that fund a considerable portion of our capital expenditures, as well as regular dividends to our shareholders. The size of our operations enables us to achieve economies of scale, which positively impact our business.

•	Operations in Brazil’s Most Populous and Wealthy State. The State of São Paulo, part of the most developed and economically active region of Brazil, is the most populous state in Brazil, with an estimated population of 39.3 million as of June 30, 2004. The City of São Paulo had an estimated population of 10.7 million as of June 30, 2004, with 18.9 million inhabitants in the greater metropolitan region. The GDP of the State of São Paulo was approximately R$401.0 billion as of 2001, representing approximately 33.4% of Brazil’s total GDP, making it the largest economy of any state in Brazil, based on GDP.

•	Visible Growth Opportunities. We currently have a sewage coverage ratio of 78%, and plan to increase this level to 85% by 2008 by adding over 835,000 sewage connections. In addition, there are municipalities in the State of São Paulo in which we currently do not operate water or sewage concessions or to which we currently supply water solely on a wholesale basis. This represents a total population of approximately 15 million. Since January 1, 1997, we have obtained concessions for 33 additional municipalities (representing a total population of 1.4 million).

•

High Quality Operations.    We believe that our company adheres to high standards of service and utilizes the best available technology in the sanitation business. Five of our water quality laboratories in the São Paulo Metropolitan Region have received ISO 9001/2000 certification and three in the Regional

Systems have received ISO 17025 certification with respect to the quality of our management systems to respond to client needs and the technical ability of our laboratories to produce results. We believe our technology enhances the efficiency and quality of our operations.

•	Access to Attractive Financing. We benefit from long-term financing from domestic and international multilateral agencies and development banks at attractive interest rates. Our capital expenditures are funded by this financing in addition to our cash flows from operations.

•	Strong Corporate Governance Practices. In 2002, we joined and currently are the only mixed capital company in the Novo Mercado on the São Paulo Stock Exchange. We are committed to abide by certain corporate governance practices and disclosure requirements in addition to those already required under Brazilian law. These corporate governance practices require us to increase shareholders’ rights and to enhance the quality of information provided to shareholders.

History

Until the end of the 19th century, water and sewage services in the State of São Paulo were generally provided by private companies. In 1877, the Province of São Paulo granted a concession for the provision of water and sewage services to Companhia Cantareira de Água e Esgotos. In 1893, the Government of the Province of São Paulo assumed responsibility for the provision of water and sewage services from the Companhia Cantareira de Água e Esgotos and formed the Office of Water and Sewers (Repartição de Água e Esgotos), a governmental agency. Since that time, water and sewage services in the São Paulo Metropolitan Region have been administered by the Government of the State of São Paulo. Historically, water and sewage services in substantially all other municipalities of the State of São Paulo were administered by the municipalities directly either by municipal water and sewage departments or through autarquias of the municipal government. Autarquias are relatively autonomous public bodies with separate legal standing, assets and revenue, created by law to undertake administration of public services, which are considered to be better managed by a decentralized administrative and financial structure.

In 1954, in response to dramatic population growth in the São Paulo Metropolitan Region, the government of the State of São Paulo created the Department of Water and Sewers (Departamento de Águas e Esgotos), as an autarquia of the State Government. The Department of Water and Sewers provided water and sewage services to various municipalities in the São Paulo Metropolitan Region.

A major restructuring of the entities providing water and sewage services in the State of São Paulo occurred in 1968 with the creation of the Companhia Metropolitana de Água de São Paulo, or COMASP, whose purpose was to provide potable water wholesale for public consumption in the municipalities making up the São Paulo Metropolitan Region. All assets relating to the production of potable water for the São Paulo Metropolitan Region previously owned by the Department of Water and Sewers were transferred to COMASP. In 1970, the Superintendência de Água e Esgoto da Capital, or SAEC, was created by the government of the State of São Paulo to distribute water and collect sewage in the City of São Paulo. All assets previously owned by the Department of Water and Sewers in connection with such activities were transferred to SAEC. Also in 1970, the State Government created the Companhia Metropolitana de Saneamento de São Paulo, or SANESP, to provide sewage treatment services for the São Paulo Metropolitan Region. All assets previously owned by the Department of Water and Sewers in connection with such activities were transferred to SANESP. The Department of Water and Sewers was subsequently closed.

On June 29, 1973, COMASP, SAEC and SANESP merged to form our company with the purpose of implementing the directives of the Brazilian government set forth in the National Water Supply and Sanitation Plan (Plano Nacional de Saneamento). The National Water Supply and Sanitation Plan was a program sponsored by the Brazilian government, which financed capital investments in, and assisted in the development of, state-controlled water and sewage companies. Since our formation, other state governmental and state-controlled companies involved in water supply and sewage collection and treatment in the State of São Paulo have been merged into us.

We experienced significant operational and financial problems beginning in the mid-1980’s, which culminated in 1994. These problems were due, in part, to adverse economic conditions in Brazil prior to implementation of the Real Plan in mid-1994, but also to our position as a state-controlled enterprise whose financial performance was then only a secondary consideration of the State of São Paulo. We also had significant and increasing levels of unpaid accounts receivables from our customers, including the State of São Paulo and municipal governments. In 1995, we, in conjunction with the administration of the State of São Paulo, initiated a “recovery” program designed to restore our business operations and financial condition, including the organizational restructuring, the implementation of the initial stages of our strategy and the development of a new “for-profit” orientation. We believe that our continuing recovery program and the continuing implementation of our overall strategy have, to date, permitted a recovery in terms of our business operations and financial performance, which we expect to provide the basis for our long-term operational and financial development.

Our Strategy

Our mission is to improve the quality of life of the population of the State of São Paulo and, in particular, to meet the growing demand for water and sewage services in an environmentally responsible manner. We are seeking to expand and improve our operations so that we can fulfill our mission and at the same time enhance shareholder value.

Our overall strategy is based upon three guiding principles:

•	Marketing Strategy: to expand our water and sewage services in our existing service areas, to maintain our existing concession base and to obtain additional concessions and operations in additional municipalities in the State of São Paulo;

•	Economic/Financial Strategy: to enhance our financial condition, our “for-profit” orientation and shareholder value by, among other things, ensuring proper remuneration for our services, increasing productivity, improving operating efficiencies and diversifying sources of financing; and

•	Political/Institutional Strategy: to develop closer relationships with municipal governments and with customers by means of decentralized business units and increased participation in decisions affecting municipalities.

These three guiding principles are broken down into the following key strategic initiatives:

•	Continue to Expand Our Water and Sewage Services in Our Existing Service Area. Our goal is to maintain universal coverage of water services and to increase penetration of sewage collection and treatment services in our existing service areas of operation. A significant portion of our capital expenditure program, which will require total expenditures of approximately R$4.3 billion between 2004 and 2008, is designed to achieve this goal. We aim to continue providing universal water coverage and meet population growth by adding 795,000 water connections by 2008. We also intend to increase our sewage coverage ratio to 85% by adding 835,000 sewage connections by 2008.

•

Maintain our Existing Concession Base and Obtain Additional Municipal Concessions and Operations.     Our goal is to renew all of our existing concessions as they expire. We have assembled a special task force to address concession expiration in a timely and effective manner. In addition to this ongoing effort, we regularly explore the possibility of obtaining additional water and sewage concessions in municipalities in the State of São Paulo in which we currently have no operations or to which we currently supply water solely on a wholesale basis. This represents a total population of approximately 15 million. We evaluate possible expansion opportunities in terms of proximity to our existing service areas and projected positive contributions to our financial performance. Since January 1, 1997, we have obtained 33 additional concessions to provide water and sewage services in municipalities in the State of São Paulo (representing a total population of 1.4 million), including the municipalities of Osasco, which previously was one of our wholesale sales customers, and Itapira, which we acquired in March 2004. Another achievement in this effort was the December 2003 acquisition of the right to operate water and sewage services in the Municipality of São Bernardo do Campo through the transfer of all related assets from the municipality to us. Until then, we provided water to that municipality on a wholesale basis. This acquisition has positively impacted our business and our financial condition for the first six months of 2004.

•	Set Our Tariffs to Cover Our Costs of Operations and to Provide a Return on Investment. Current tariff regulations allow us to set tariffs more aggressively and to tailor them to the peculiarities of each service, the diversity of the regions covered and the social and economic conditions of the end user. We periodically adjust our tariffs for water and sewage services using a transparent formula which accounts for inflation, covers our operating costs and other expenses and provides for return on investment. We generally adjust our tariffs once a year during the month of August for a period of at least 12 months. In 2003, we increased our tariffs by approximately 18.9%. Our most recent adjustment was a 6.8% increase, effective as of August 29, 2004.

•	Continue to Reduce Operating Costs and to Increase Productivity. We are continuing our efforts to lower operating costs and to increase productivity. In order to achieve this, we plan to reduce our total salary and payroll expenses by decreasing the number of our employees, outsourcing more of our non-core activities and automating some of our operations. We have in the past and expect in the future to reduce our head count through voluntary resignation and early retirement programs. We are continuing our efforts to automate and outsource our operations, especially in the interior region of the State of São Paulo, where introduction of new technology is expected to improve both operating efficiency and safety. We are also continuing our efforts to outsource meter reading and maintenance services in the Regional Systems, as we have successfully done in the São Paulo Metropolitan Region. During the six months ended June 30, 2004, we reduced our total number of employees by 4%. Water and sewage connections per employee consequently increased from 516 to 615 in the same period.

•	Improve Operating Efficiency and Reduce Water Losses. We seek to reduce both physical water losses (due primarily to leakage from our water system) and non-physical water losses (due to meter errors that prevent proper accounting of water use, improper classification of customers, fraud and illegal connections). We are continuing our efforts to reduce physical water losses through, among other things, the replacement and repairing of water mains and pipes and installation of probing and other equipment. We are continuing our program of strategically locating pressure-regulating valves throughout our water system, which regulate water pressure at a variable rate corresponding to consumption in the relevant sector. We are also striving to reduce physical water losses by continuing to shorten the average time to detect and repair leaks in our systems. We aim to reduce water losses in the São Paulo Metropolitan Region and in the Regional Systems, from 32% and 33%, respectively, to 26% in both regions by 2008.

We are aiming to reduce non-physical water losses by upgrading and replacing inaccurate water meters and through increased outsourcing of meter reading activities to third-party contractors outside the São Paulo Metropolitan Region. In particular, we are replacing the water meters for our industrial and commercial customers, as well as increasing the rate at which we read the meters for these customers, to minimize losses.

•	Improve Collection of Overdue Accounts Receivable. We are continuing our efforts to improve our collection of overdue accounts receivable from municipalities to which we provide water on a wholesale basis, from the State of São Paulo and from other governmental entities. We are actively pursuing the amounts overdue and in some cases exploring opportunities to swap the amounts overdue in exchange for the rights and infrastructure to operate the water and sewage systems of certain municipalities. For example, we recently acquired the right to operate the water and sewage services in the Municipality of São Bernardo do Campo through the transfer of all related assets from the municipality to us in partial exchange for overdue accounts receivable.

•	Diversify Sources of Financing. Our goal is to continue to identify and secure diverse sources of financing, both public and private, with an emphasis on borrowing in local currency to reduce our exposure to exchange rate fluctuations and on borrowing long-term funds to match the duration of our long-term assets. Currently, we are negotiating with the Brazilian National Social and Economic Development Bank (BNDES) and Caixa Econômica Federal (a bank owned by the Brazilian government) with a view to obtaining loans to finance our capital expenditure program. We are also exploring and pursuing various structured finance alternatives.

•	Maintain Close Relationships with Municipal Governments and with Customers. We are seeking to develop closer relationships with the municipal governments and with customers that we serve. We meet regularly with the mayors of municipalities and organize regional management commissions comprised of mayoral representatives and of our officers to discuss water and sewage service, capital expenditure, tariff and other issues. We are also working to improve customer relations by shortening response times for customer installations as well as through a focused public relations program to enhance our image.

We believe that our overall strategy will enable us to meet the demand for high quality water and sewage services in the State of São Paulo and, at the same time, bolster our results of operations and our financial condition and enhance shareholder value.

Corporate Organization

During 2003, we reorganized our corporate management structure. As a result, we currently have six management divisions, each of which is supervised by one of our executive officers.

The allocation of responsibilities among the executive officers is made by the Board of Directors, in accordance with the by-laws and following receipt of an initial proposal from the President.

•	President’s Office—is responsible for coordinating all management divisions in accordance with the policies and directives established by our Board of Directors and Executive Committee, performing the coordination, evaluation and control of all functions related to the President’s Office, strategic planning, corporate organization, corporate communication, audit and ombudsman.

•	Corporate Management Division—is responsible for marketing, human resources and quality control programs, legal affairs, information technology, asset management, contracts and procurement.

•	Economic and Financial and Investor Relations Division—is responsible for financial and economic resources and planning, capital markets and debt control, accounting and investor relations. This division also monitors and acts as controller for our other divisions.

•	Technology and Planning Division—is responsible for integrated technical planning, environmental planning and management, technological development, management and control of water quality, strategic maintenance and coordination and execution of special projects.

•	Metropolitan Division—is responsible for the distribution of water and collection of sewage for the São Paulo Metropolitan Region. The main function of this division is planning, operating and maintaining the water and sewage distribution system and customer relations services in the São Paulo Metropolitan Region, as well as providing technical support for autonomous municipalities.

•	Regional Systems Division—is responsible for the production of water and the operation and maintenance of water and sewage systems in municipalities in the interior and coastal regions of the State of São Paulo. It is also responsible for performing the same tasks as the Metropolitan Division within the Regional Systems.

Each business unit providing water and sewage services to customers participates in a regional assembly consisting of the mayors of the municipalities covered by such unit and our officers. In addition, for each unit, a regional management commission comprised of five to eight mayors and five to eight of our officers has been established to facilitate discussions and decision-making over such issues as the unit’s budget, capital expenditure program, tariffs, and water and sewage services generally.

As a result of the establishment of the regional management commissions, we believe that we have improved our relationships with the municipalities and with our customers generally and that we have been able to balance better the service requirements of our customers with our own operational and financial objectives. The increased interaction between us and the municipalities has also been responsible for renewed indications of interest in our water and sewage services on the part of those municipalities not currently being served by us.

Concessions

Under the Brazilian Constitution, the authority to develop public water and sewage systems is shared by the states and municipalities, with the municipalities having primary responsibility for providing water and sewage services to their residents. The State Constitution provides that the State of São Paulo shall assure the correct operation, necessary expansion and efficient administration of water and sewage services in the State of São Paulo by a company under its control. Under applicable law, we are responsible for planning basic water and sewage services and operating the related systems in the State of São Paulo, whilst respecting the autonomy of its municipalities. The municipalities are empowered to, and commonly do, grant long-term concessions to water and sewage companies to provide such services.

We do not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for 55.6% of our revenue, and in 41 other municipalities in the State of São Paulo. None of these other municipalities has a significant population, other than Santos, which has a population exceeding 400,000. We believe that we have a vested right to provide water and sewage services based upon, among other things, our ownership of the water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger which formed us. In general, we do not face any competition in the municipalities in which we provide water and sewage services, and we believe that in those municipalities we have an exclusive right to provide such services. Private water companies currently provide water and sewage services to only three municipalities in the State of São Paulo.

We also provide water and sewage services in 325 additional municipalities in the State of São Paulo pursuant to concessions granted by the municipalities. Substantially all of these concessions have 30-year terms, 273 of which expire between October 15, 2004 and 2010, of which 128 are scheduled to expire in 2006; and the rest of which expire between 2011 and 2034. The Botucatu concession, one of our significant concessions, will expire on October 18, 2004, and we are in discussions to renew this concession for 30 years. A majority of these concessions are automatically renewable for a period equal to its initial term, though we often renegotiate terms and conditions, unless the municipality or we exercise the right to terminate the concession prior to the six-month period ending on the expiration date of the concession.

The concessions are based on a standard form of contract between us and the relevant municipality. Each contract must receive the prior approval of the legislative council of the relevant municipality. The principal terms of the concession contracts are as follows:

•	We assume all responsibility for providing water and sewage services in the municipality;

•	We may determine and collect the tariffs for our services without prior authorization of the municipality;

•	The assets comprising the existing municipal water and sewage systems are transferred from the municipality to us. Until 1998, we acquired municipal concessions and the existing water and sewage assets in exchange for our common shares issued at book value. Since 1998, we have acquired concessions and water and sewage assets by paying the municipality an amount equal to the present value of 30 years of estimated cash-flows, assuming at least a 12.0% discount factor to us, from the concession being acquired. Payment is made with a mix of cash and common shares issued at market value;

•	We are exempt from municipal taxes, and no royalty is payable to the municipality with respect to the concession;

•	We are granted rights of way on municipal property for the installation of water pipes and mains and sewage lines; and

•	On termination of the concession, or upon cancellation for any reason, we are required to return the assets comprising the municipality’s water and sewage system to the municipality and the municipality would have to pay us the non-amortized book value of our assets relating to such concession.

Under concession contracts executed prior to 1998 we were reimbursed for these assets through payment of either:

•	the book value of the assets; or

•	the market value of the assets as determined by a third-party appraiser in accordance with the terms of the specific contract.

Concession contracts we have entered into since 1998 provide that after a period of 30 years from the commencement of the concession, the total value of the concession and assets will be amortized to zero on our books and we receive no payment for the assets. If the concession is terminated prior to the end of the 30-year period, we are paid an amount equal to the present value of the cash-flow from the concession over the years remaining in the concession, using the same assumptions as were used to determine the value of the concession at its inception (adjusted for inflation) over the years remaining in the concession, using the same assumptions as were used to determine the value of the concession at its inception (adjusted for inflation).

Municipalities have the inherent power under Brazilian law to terminate concessions prior to their contractual expiration dates for reasons of public interest. Diadema and Mauá, two municipalities we previously served, terminated our concessions in February 1995 and December 1995, respectively. Diadema terminated our concession after asserting that we did not provide adequate water and sewage services, while Mauá did so with our consent. However, we currently serve both Diadema and Mauá through the sale of water on a wholesale basis.

We currently do not anticipate that other municipalities will seek to terminate concessions due to, among other factors, our development of closer relationships with municipal governments, recent improvements in the water and sewage services we provide and the obligation of the municipality to repay us for the return of the concession as described above. We cannot be certain, however, that other municipalities will not seek to terminate their concessions in the future.

In addition to our concessions, in December 2003, we acquired water and sewage service assets in the Municipality of São Bernardo do Campo through the transfer of all related assets from the municipality to us. Previously, we provided water to São Bernardo do Campo on a wholesale basis. The amount paid for the purchase of assets was estimated by an economic-financial valuation report, which included the liquidation of the water wholesale supply accumulated debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Reserves” for information with respect to the São Bernardo do Campo transaction.

Description of Our Activities

We provide basic sanitation services, which include the abstraction, treatment, processing and distribution of water, as well as the collection, treatment and reuse of sewage. We believe we are the largest water and sewage service provider company in Latin America, based on net revenue and customers in 2003. We render our services in the State of São Paulo, where the City of São Paulo, the largest city in Brazil, is located.

Water Operations

Our supply of water to our customers generally involves abstraction of water from various sources, subsequent treatment and distribution to customers’ premises. In 2003, we produced approximately 2,819.6 million cubic meters of water and for the six months ended June 30, 2004 we produced approximately 1,376.7 million cubic meters of water. The São Paulo Metropolitan Region currently is, and has historically been, our core market, accounting for roughly 72% of water invoices in volume.

The following table sets forth the amount of water we produced and invoiced for the periods stated.

	Year ended December 31,			Six months ended June 30, 2004
	2001	2002	2003
	(in millions of cubic meters)
Produced
São Paulo Metropolitan Region	1,989.4	2,046.1	2,085.9	1,018.8
Regional Systems	706.6	732.2	733.8	357.9
Total	2,696.0	2,778.3	2,819.6	1,376.7

Invoiced
São Paulo Metropolitan Region(1)	1,225.8	1,275.9	1,278.2	595.6
Regional Systems	472.8	494.3	486.8	242.3
Total	1,698.6	1,770.2	1,765.0	837.9

(1)	Includes water invoiced to wholesale customers of 322.4 in 2001, 339.6 in 2002, 346.2 in 2003 and 125.4 for the six months ended June 30, 2004, each in millions of cubic meters.

The difference between the amount of water produced and the amount of water invoiced generally represents both physical and non-physical water loss. See “Water Distribution” below. In addition, we do not invoice:

•	water discharged for periodic maintenance of water mains and water storage tanks;

•	water supplied for municipal uses such as firefighting;

•	water consumed in our own facilities; and

•	estimated water losses associated with water we supply to favelas (shantytowns).

The São Paulo Metropolitan Region experiences its highest levels of demand during the summer months when water use increases. Water use generally decreases significantly during the winter months. The summer months, when demand is highest, coincide with the rainy season, while the winter, when demand for water is lowest, corresponds to the dry season in the São Paulo Metropolitan Region. Demand within the Regional Systems will vary depending on the area; while the interior region experiences seasonality in demand similar to the São Paulo Metropolitan Region, the demand in the coastal region is chiefly a function of tourism, with the greatest demand occurring during the Brazilian summer holiday months.

The following table provides information on our revenue by geographic region:

	Year ended December 31,			Six months ended June 30,
	2001	2002	2003	2003	2004
	(in millions of reais)
São Paulo Metropolitan Region	2,682.0	3,003.9	3,268.8	1,560.8	1,642.5
Regional Systems	861.5	958.5	1,038.7	492.9	575.0
Total Revenue from Sales and Services	3,543.5	3,962.4	4,307.5	2,053.7	2,217.5

Water Resources.    We can abstract water only to the extent permitted by the Department of Water and Energy of the State of São Paulo and pursuant to authorization contracts executed with it. Under some circumstances, depending on the geographic location of the relevant river basin or reservoir, the approval of the

National Water Agency is also required. We currently abstract substantially all of our water supply from rivers and reservoirs, with a small portion being abstracted from groundwater. Our reservoirs are filled by impounding water from rivers and streams, by diverting flow from nearby rivers, or by a combination of these sources.

In order to supply water to the São Paulo Metropolitan Region, we rely on 17 reservoirs of non-treated water and 119 local reservoirs of treated water, which are located in the areas under the influence of the eight water producing systems which comprise the integrated water system of the São Paulo Metropolitan Region. Resource availability, or amount of water available at the source for public distribution in such areas, is 65.5 cubic meters per second and should increase to 72.8 cubic meters per second in 2006, when the planned extension and improvement in the water producing systems will be concluded. Total current capacity, or amount of water that can be treated from the integrated water system of the São Paulo Metropolitan Region, is 67.7 cubic meters per second. Average verified production, or amount of water actually treated during the period between July 2003 and June 2004, was 63.6 cubic meters per second and has been designed to reach 69.5 cubic meters per second in 2006. The Cantareira, Guarapiranga and Alto Tietê systems, as a whole, supply approximately 83.5% of the water we produced for the São Paulo Metropolitan Region.

The Cantareira system accounts for approximately 47.3% of the water that we provide to the São Paulo Metropolitan Region, which represented 37.0% and 36.0% of our operating revenue for 2003 and for the six months ended June 30, 2004, respectively. The authorization (outorga) for the Cantareira system to use the water in the Piracicaba water basin was recently renewed by Portaria DAEE n° 1213 dated August 6, 2004 for a period of ten years. We believe that the terms under which the new authorization for the Cantareira system was granted do not represent a significant increase in costs or in demand for investments from the terms of the prior authorization.

The following table sets forth the water production systems from which we produce water for the São Paulo Metropolitan Region:

System	Production(1) (in cubic meters per second)
Cantareira	30.1
Guarapiranga	13.6
Alto Tietê	9.5
Rio Claro	3.8
Rio Grande (Billings Reservoir)	4.7
Alto Cotia	0.9
Baixo Cotia	0.9
Ribeirão da Estiva	0.1
Total production	63.6

(1)	Average of the six months ended June 30, 2004.

We own all of the reservoirs in our production systems other than the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which is owned by other companies controlled by the State of São Paulo. We currently do not pay any fees with respect to the use of these reservoirs. In December 2001, we entered into an agreement with the State of São Paulo whereby the State, among other things, agreed to transfer the remaining reservoirs in the Alto Tietê System to us. However, the transfer of these reservoirs is currently being disputed and we are not certain whether such transfer will be legally allowed. See “—Legal Proceedings—Other Legal Proceedings.”

In the largest municipalities of the interior region, our principal source of water consists of surface water from nearby rivers. In the smaller municipalities of the interior region, we draw water primarily from wells. The coastal region is provided water principally by surface water from rivers and mountain springs.

Statewide, we estimate that we are able to supply nearly all of the demand for water in all of the areas where we operate, subject to droughts and extraordinary climate events. In 2001, 2002, 2003 and for the first six months of 2004, we were able to meet the demand for water in the São Paulo Metropolitan Region, primarily as a result of our water conservation program, reductions in water loss, the installation of 751,500 new water connections from 2000 through 2003 statewide, as well as the introduction of a new tariff structure which helped reduce average consumption and demand.

Water in the São Paulo Metropolitan Region is distributed through the Metropolitan Aqueduct System. The Metropolitan Aqueduct System is a network of aqueducts that covers most of the São Paulo Metropolitan Region, which allows for diversion of water from or to a particular region as demand varies, as required to properly supply a particular area of the network.

We are implementing as part of our capital expenditure program the Metropolitan Water Program, which involves substantial investments in reservoirs, water treatment facilities, water mains and the distribution network in the São Paulo Metropolitan Region to increase water production and to improve capacity of the Metropolitan Aqueduct System. The Metropolitan Water Program consists of a series of projects which will require approximately R$620 million in investments from July 1, 2004 through 2008 in the São Paulo Metropolitan Region.

Water Treatment.    We treat all water at our water treatment facilities prior to placing it into our water distribution network. We operate over 192 treatment facilities, of which the eight largest, located in the São Paulo Metropolitan Region, typically account for approximately 75.0% of all water we supply. The type of treatment used depends on the nature of the source and quality of the untreated water. Water abstracted from rivers requires extensive treatment, while water drawn from groundwater sources requires less treatment.

We use conventional treatment processes in our water treatment facilities. For surface water, the treatment process involves several phases, including filtration and disinfection. Groundwater typically is of higher purity and usually requires only disinfection by chlorine treatment. All water we treat also receives fluoridation treatment.

Water Distribution.    We distribute through our own networks of water pipes and mains, ranging in size from 2.5 meters to 100 millimeters in diameter. As of June 30, 2004, our water network contained 57,976 kilometers of water pipes and mains and 6.3 million water connections. The following table sets forth the total number of kilometers of water pipes in our network for the periods indicated.

	As of December 31,			As of June 30, 2004
	2001	2002	2003
Water distribution pipes and mains (kilometers)	54,047	54,983	56,777	57,976
Number of Connections (in thousands)	5,717	5,898	6,044	6,285

Approximately 95.0% of the water pipes in our water distribution network are made of cast iron or polyvinylchloride (PVC). Distribution pipes at customers’ residences typically are made from high-density polyethylene tubing. Our water mains are mostly made of steel, cast iron or concrete.

We distribute treated water through our networks of mains and service pipes that deliver water through pressurized systems. Storage tanks and pumping stations regulate the volume of water flowing through the networks to maintain adequate pressure and continuous water supply.

As of June 30, 2004, our water distribution pipes and mains included:

•	27,007 kilometers in the São Paulo Metropolitan Region; and

•	30,969 kilometers in the Regional Systems.

We have 313 storage tanks in the São Paulo Metropolitan Region with a total capacity of 1.8 million cubic meters, and 1,700 storage tanks in the Regional Systems. We have 192 treated water pumping stations in the São Paulo Metropolitan Region, including stations at treatment facilities, intermediate trunk transfer pumping stations and small booster stations serving local areas.

Water mains that require maintenance are cleaned and relined. We are typically notified of water main fractures or breaks by the public through a toll-free number maintained by us. We consider the condition of the water pipes and mains in the São Paulo Metropolitan Region generally to be adequate. Due to age, external factors such as traffic, the high population and commercial and industrial development, water pipes and mains in the São Paulo Metropolitan Region are somewhat more susceptible to degradation than those in the Regional Systems. To counteract these effects, we have a maintenance program in place for water pipes and mains that is intended to deal with anticipated fractures and clogs due to brittleness and encrustation and to help ensure water quality.

We expect that new customers will be responsible for covering part of the costs of connecting to our water distribution network. Our water connection policy is to pay for the cost of installation of up to 15 meters of pipe from our distribution network to the point of connection, with the remainder paid by the customer. Thereafter, the customer must cover the costs of connecting to the network from the customer’s residence, including costs of purchasing and installing the water meter and related labor costs. Industrial customers are responsible for the entire cost of connection. We perform the installation of the water meter and conduct periodical inspections and measurements. After completion of installation, the customer has a fiduciary duty to the network and the water meter.

The following table sets forth projected new water connections for the periods indicated.

	Projected New Water Connections
	2004	2005	2006	2007	2008	2004-2008
	(in thousands)
São Paulo Metropolitan Region	80	80	75	75	75	385
Regional Systems	70	75	85	90	90	410

Total System	150	155	160	165	165	795

Water Losses.    The difference between the amount of water produced and the amount of water invoiced generally represents both physical and non-physical water losses. Water loss percentage represents the quotient of (a) the difference between (i) the total amount of water produced by us (after excluding certain non-physical water losses set out below) less (ii) the total amount of water invoiced by us to customers divided by (b) the total amount of water produced (after excluding certain non-physical water losses set out below) by us. We exclude from our calculation of water losses the following: (1) water discharged for periodic maintenance of water mains and water storage tanks; (2) water supplied for municipal uses such as firefighting; (3) water we consume in our facilities; and (4) estimated water losses associated with water we supply to favelas (shantytowns).

We currently experience 32% and 33% water losses in the São Paulo Metropolitan Region and in the Regional Systems, respectively. We plan to reduce water losses in both regions to 26% by 2008.

Our strategy to reduce water loss has two main objectives:

•	first, a reduction in the level of physical losses, which result primarily from leakage primarily through the replacement and repair of water mains and pipes and installation of probing and other equipment, including strategically located pressure-regulating valves; and

•	second, the reduction of non-physical losses, which result primarily from the inaccuracy of our water meters installed at our customers’ premises and at our water treatment facilities, as well as from clandestine and illegal use by customers through upgrading and replacing inaccurate water meters and by increasing outsourcing of meter reading activities to third-party contractors outside the São Paulo Metropolitan Region.

We are taking measures to decrease physical losses by reducing response times to broken pipes and mains to less than 24 hours and by better monitoring of non-visible water mains fractures. We currently repair approximately 4,000 broken pipes and mains per month. Among other measures we have adopted to reduce physical water losses are:

•	the introduction of technically advanced valves to regulate water pressure throughout the water mains to correspond to downstream consumption needs during each day. These valves are programmed to respond automatically to variations in demand. During peak usage, the flow of water in the pipes is at its highest point; however, when demand decreases, pressure builds up in the water mains and the resulting stress on the network can cause significant water loss through cracks and an increase in ruptures of the pipes. The intelligent valves are equipped with probes programmed to feed data to the valve to reduce or increase pressure to the water mains as water usage fluctuates. Through June 30, 2004, we had installed 959 valves at strategic points in the network, with 703 valves installed in the São Paulo Metropolitan Region and 256 in the Regional Systems. We plan to install additional 130 valves through 2005;

•	the reconfiguration of integrated water distribution to permit the distribution of water at lower pressure; and

•	routine operational leak detection surveys in high water pressure areas in each case helping to reduce overall water losses.

Measures adopted to decrease non-physical water losses include:

•	monitoring and better accounting for water connections, especially for large volume customers, regular checking on customers which are accounted for by us as inactive and monitoring those non-residential customers that are accounted for as residential and therefore are billed at a lower rate;

•	measures to fight fraud and the use of new, more sophisticated water meters that are more accurate and less prone to tampering;

•	installation of water meters where none are present; and

•	preventive maintenance of existing and newly installed water meters.

Water Quality.    We believe that we supply high quality treated water that is consistent with standards set by Brazilian Federal Law, as well as the standards set in the United States and Europe. Under a Health Ministry regulation in Brazil, we have significant statutory obligations regarding the quality of treated water. These laws set certain standards that govern water quality.

Some of our water sources in the southern area of the São Paulo Metropolitan Region contain low quality water due to the effects of pollution and algae growth. Currently, we successfully treat this water to make it potable; however, during dry periods of the year, this water retains an unpleasant taste and odor in spite of the treatment. If restrictions on the use of water are imposed in the future and if advanced treatment standards are not implemented, water originating from this area may decrease in quality and our customers may use only limited amounts of, or refuse to pay for, this lower quality water.

We have 15 laboratories that monitor water quality and purity as required by standards set by us and as required by law, which employ approximately 200 technicians, biologists, engineers and chemists. Our laboratories perform an average of 130,000 analyses per month. Our central laboratory located in the City of São Paulo is responsible for organic compound analysis using the chromatographic and spectrometric methods, as well as heavy metals analysis by atomic absorption technique. Five of our laboratories in the São Paulo Metropolitan Region have obtained ISO 9001/2000 certification and three in our Regional Systems have obtained ISO 17025 certification with respect to the quality of our management systems and the technical ability of our laboratories to produce results.

In addition, we have implemented the “Real Time Water Quality Monitoring System for the São Paulo Metropolitan Region.” Under this system, the water of some reservoirs located in the São Paulo Metropolitan

Region is tested by 12 probes equipped with six sensors each attached to buoys which are set at different depths. This equipment permits us to make up to 9,000 analyses per probe per month. At the end of 2002, we temporarily stopped performing these analyses when the contract relating to them expired. After conducting a public bid, we have engaged another company to perform the analyses as from December 2003.

Water Source Program.    From time to time, we face significant problems with algae growth, as it causes water to have an unpleasant taste and odor. In order to minimize this problem, we have implemented additional treatment processes such as absorption by powdered activated carbon and oxidation by potassium permanganate. We believe that all the chemicals used are safe for human consumption, but the algae problem creates significant additional costs because of the higher volumes of chemicals used to treat the raw water.

Algae growth tends to occur mainly in the Guarapiranga Reservoir, but it has also been frequently detected in the reservoirs that compose the Rio Grande and Alto Tietê systems. Algae growth in the Guarapiranga and Rio Grande reservoirs are basically due to the discharge of untreated sewage from squatters living adjacent to the reservoirs in violation of laws intended to protect the watershed. In the Alto Tietê system the algae growth is mainly caused by effluents from the agricultural use of the drained areas.

We are planning to participate in the Water Source Program (Programa Mananciais) together with other organizations engaged on the promotion of urban development and social inclusion to mitigate the pollution problem in the Guarapiranga and Rio Grande reservoirs. In this program, we will be responsible for the expansion of sewage systems, pre-treatment of streams and development more sophisticated treatment facilities.

We believe that there are no material instances where our standards are not being met. However, we cannot be certain that future breaches of these standards will not occur.

Fluoridation.    As required by Brazilian law, we have adopted a water fluoridation program which is designed to assist in the prevention of tooth decay among the population. Fluoridation primarily consists of adding fluorosilicic acid to water at 0.7 parts per million. We add fluoride to the water at our treatment facilities prior to its distribution into the water supply network.

Sewage Operations

We are responsible for the collection of sewage through our sewage systems and for its subsequent disposal with or without prior treatment. As of June 30, 2004, we collected 81.0% and 73.0% of all the sewage produced in the municipalities in which we operate in the São Paulo Metropolitan Region and the Regional Systems, respectively, accounting for 78.0% of all the sewage produced in the municipalities in which we operate in the State of São Paulo.

Sewage System.    The primary function of our sewage system is to collect, transport and treat sewage. As of June 30, 2004, we were responsible for the operation and maintenance of 35,692 kilometers of sewer lines of which approximately 17,505 kilometers are located in the São Paulo Metropolitan Region, and 18,187 kilometers are located in the Regional Systems.

The following table sets forth the total number of kilometers of sewage lines and the total number of sewage connections in our network for the periods indicated.

	As of December 31,			As of June 30, 2004
	2001	2002	2003
Sewer lines (kilometers)	33,282	33,945	35,759	35,692
Sewage connections (thousands)	4,128	4,304	4,462	4,673

Our sewage system comprises of a number of systems built at different times and constructed primarily from clay pipes and, more recently, PVC tubing. Sewer lines larger than 0.5 meters in diameter are primarily made of concrete. Our sewer system is generally designed to operate by gravitational flow, although pumping stations are required in certain parts of the system to ensure the continuous flow of sewage. Where pumping stations are required, we use sewer lines made of cast iron.

Industrial sewage can vary in nature and concentration of contaminants. The standards for disposal of industrial effluents are set by Article 19A of State Decree No. 8,468 of September 8, 1976, as amended, and broadly correspond to the standards for such disposal set by the US Environmental Protection Agency. The basic premise of these standards is that industrial effluents interfere with the natural biological process occurring at sewage treatment facilities and, therefore, such effluents must be treated so that the final effluent meets the parameters set forth in State Decree No. 8,468. This decree requires industries that produce industrial sewage to pre-treat such sewage so that levels of certain parameters, such as pH, temperature, sediments, grease, oil and metals are reduced to environmentally sound levels prior to release into our sewer lines. To ensure compliance with Article 19A, we periodically analyze sewage produced by each industrial customer to check whether the customer has complied with the requirements of the decree. Although we may take certain actions which include imposing penalties or cutting a customer’s connection in the event that customer is continuously not in compliance, we are not responsible for and are not obligated to ensure the compliance of our customers with the requirements of this decree.

Effluents from our sludge treatment facilities (Estações de Tratamento de Esgotos—ETEs) shall comply with flow and quality standards established by Federal and State regulations. Flow standards are related to the composition of effluents before being discharged into water bodies, while quality standards measure the condition of the water bodies after the dilution of effluents. Both flow and quality standards will vary according to the expected use of the relevant water body: the more important the use of the water body, the more stringent the standards applicable.

We consider the condition of the sewer lines in the São Paulo Metropolitan Region generally to be adequate. Due to greater volume of sewage collected and to higher population and commercial and industrial development, the condition of the sewer lines in the São Paulo Metropolitan Region is somewhat worse than that of the Regional Systems. To counteract the effects of deterioration, we maintain a continuing program for the maintenance of sewage lines intended to deal with anticipated fractures arising from obstructions caused by system overloads.

Unlike the São Paulo Metropolitan Region, the interior region does not generally suffer obstructions caused by sewage system overload. The coastal region however experiences obstructions in its sewer lines primarily due to infiltration of sand, especially during the rainy season in the summer months. In addition, the number of sewage connections in the coastal region is significantly lower than in the other regions serviced by us, with only 49.0% of all residences in the coastal region currently connected to our sewage network.

New sewage connections are made on substantially the same basis as connections to water lines: We assume the cost of installation for the first 15 meters of sewer lines from the sewage network to residential and commercial customers’ sewage connections and the customer is responsible for the remaining costs. Industrial customers are responsible for the entire cost of extension and connection to the sewage network.

The following table sets forth projected new sewage connections for the periods indicated.

	Projected New Sewage Connections
	2004	2005	2006	2007	2008	2004-2008
	(in thousands)
São Paulo Metropolitan Region	105	105	105	55	55	425
Regional Systems	65	70	80	95	100	410

Total	170	175	185	150	155	835

Sewage Treatment and Disposal.    For 2003 approximately 60.0% and 65.0% of the sewage we collected in the São Paulo Metropolitan Region and the Regional Systems respectively, or 61.0% of the sewage we collected in the State of São Paulo, was treated at our treatment facilities and afterwards discharged into receiving water bodies such as inland waters and the Atlantic Ocean, in accordance with applicable legislation. For the six months ended June 30, 2004, these amounts were 59.0% and 67.0% respectively or 62.0% of the sewage collected by us in the State of São Paulo. Our sewage treatment facilities have a finite capacity. Flows in excess of such capacity are discharged directly, untreated, to inland waters and the Atlantic Ocean. Currently we operate 425 sewage treatment facilities and eight ocean outfalls.

The purpose of sewage treatment is to reduce the polluting impact of the incoming sewage in order to comply with State Decree No. 8,468, of which stipulates maximum concentrations of certain substances prior to discharge into the environment. Although the flow and composition of sewage arriving at sewage treatment facilities varies, on average more than 98.0% of its content is water. Our sewage treatment relies essentially on physical separation processes and on natural biological processes to break down organic matter and reduce the amount of harmful organisms and chemicals.

The primary treatment process is the principal separation process for suspended solid material present in untreated sewage. The sewage is passed into sedimentation tanks. Solid matter settles to the bottom of the tanks, is removed as sludge and is then passed to the sludge treatment process. The sewage remaining after this sedimentation process is either given activated sludge treatment or may be discharged to receiving waters.

The activated sludge treatment process, the principal method for secondary treatment of sewage used by us, relies on natural bacterial action to break down the organic matter in sewage and, where required, to remove ammonia. In the activated sludge treatment process, the sewage from primary treatment is passed into aeration tanks which are continuously replenished with recirculated activated sludge. The mixture in the tanks is agitated and aerated enabling the micro-organisms in the activated sludge to digest organic material contained in the incoming sewage. The effluent and activated sludge mixture produced by this process flows over to the final sedimentation stage.

We operate 40 activated sludge treatment facilities, each of which also contains a primary treatment facility. The five largest activated sludge treatment facilities located in the São Paulo Metropolitan Region have treatment capacity of approximately 18 cubic meters of sewage per second.

Sewage treatment in the Regional Systems will vary according to the particularities of each area. In the interior region treatment consists largely of aeration ponds where the organic matter is aerobically digested and the treated sewage is discharged to receiving waters. There are 342 secondary treatment facilities in the interior region which have treatment capacity of approximately 8.3 cubic meters of sewage per second.

The majority of sewage collected in the coastal region receives secondary treatment and disinfection and is then discharged into rivers and into the Atlantic Ocean. We have 65 sewage treatment facilities in the coastal region.

Our trunk lines are currently not sufficiently extensive to transport all sewage collected by us to our treatment facilities. As a result, a portion of the sewage collected by us is released untreated into receiving waters, resulting in high levels of pollution in such bodies of water. Our capital expenditure plan includes projects to increase the amount of sewage that we treat. See “Government Regulation—Sewage Requirements” below.

Sludge Disposal.    Sludge removed from the primary and secondary treatment processes typically contains water and a very small proportion of solids. We use filter presses, belt presses and centrifugation machines to extract the water from the sludge. In 2003, we produced approximately 44,611 tons of sludge-dry base, of which 39,226 tons were discharged into landfills and the remainder was used for agricultural purposes. In addition, we are testing new technologies for sludge disposal as fertilizer in forest projects, fuel development and concrete manufacturing.

Customers

We currently operate water and sewage systems for 368 of the 645 municipalities in the State of São Paulo. The following table provides information regarding volumes of water and sewage invoiced, by type of customer, for the periods presented.

	Year ended December 31,						Six months ended June 30, 2004
	2001		2002		2003
	Volume(1)%		Volume(1)%		Volume(1)%		Volume(1)%
Water
Residential	1,156.8	68.1	1,204.8	68.0	1,199.1	67.9	604.3	72.1
Commercial	141.4	8.3	146.7	8.3	142.5	8.1	70.6	8.4
Industrial	30.7	1.8	31.2	1.8	30.8	1.8	15.3	1.8
Governmental	47.3	2.8	47.9	2.7	46.4	2.6	22.3	2.7
Subtotal	1,376.2	81.0	1,430.6	80.8	1,418.8	80.4	712.2	85.0
Wholesale sales	322.4	19.0	339.6	19.2	346.2	19.6	125.4	15.0
Total	1,698.6	100.0	1,770.2	100.0	1,765.0	100.0	837.9	100.0

Sewage
Residential	868.4	82.4	913.6	82.7	918.9	82.8	466.0	83.0
Commercial	121.6	11.5	127.4	11.5	125.6	11.3	62.8	11.2
Industrial	27.3	2.6	27.8	2.5	29.2	2.6	15.3	2.7
Governmental	36.5	3.5	36.7	3.3	36.0	3.3	17.6	3.1
Total	1,053.8	100.0	1,105.5	100.0	1,109.7	100.0	561.7	100.0

(1)	In millions of cubic meters.

In addition to serving residential, commercial, industrial and governmental customers in municipalities in which we hold concessions, we currently make wholesale sales of water to six municipalities having a total estimated population of 3.1 million. The State of São Paulo is our largest customer.

Tariffs

Tariffs have historically been adjusted once a year and for at least 12 months during the months of June or July. We raised tariffs in June 2001, in August 2002 and in August 2003. Effective August 29, 2004, we increased our tariffs for water and sewage services by 6.8%.

Although we have the power to set our tariffs for water and sewage services, we traditionally have consulted the Governor of the State of São Paulo prior to setting new tariff rates. For example, we did not increase tariffs in 2000 due to a State policy for the year of not increasing tariff rates for some public carriers, such as public transportation and water supply services.

The most recently implemented tariff regulations allow us to more aggressively set tariffs and to more realistically cover the operational costs of water and sewage systems. In addition, the new tariff regulations allow us to calculate the water and sewage service tariffs in order to better adequate the tariff value to the peculiarities of each service, the diversity of the regions covered and the social and economic conditions of the end user.

We established a new tariff schedule, effective May 2002, for commercial and industrial customers that consume at least 5,000 cubic meters of water per month and that enter into demand agreements with us for at least one-year terms.

On August 29, 2003, we developed and implemented a new readjustment formula for our tariffs to better reflect changes in our cost structure. According to this new formula, the cost components of the Tariffs Readjustment Index (IRT) are separated into two parts (“A” and “B”), where Part “A” encompasses all costs related to electricity; water and sewage treatment materials; federal, state and local taxes; and financial compensation due to use of water resources and where Part “B” encompasses all other costs and expenses. The readjustment of Part ”A” is based on the price variation observed in its components during the preceding 12-month period. Part “B” is adjusted by the Extended Consumer Price Index (Indice de Pregos ao Consumidor Ampliado—IPCA).

We establish separate tariff schedules for our services in each of the São Paulo Metropolitan Region and each of the interior and coastal regions which comprise our Regional Systems. Each tariff schedule incorporates cross-subsidies pursuant to which certain customers, in effect, subsidize the provision of water and sewage services to other customers. Customers with high monthly water consumption rates pay higher tariffs than our costs of providing such water service. We use the excess tariff billed to high volume customers to compensate for the lower tariffs paid by low-volume customers. Similarly, tariffs for non-residential customers are established at levels that subsidize residential customers. In addition, the tariffs for the São Paulo Metropolitan Region generally are higher than tariffs in the interior and coastal regions.

We divide tariffs into two categories: residential and non-residential. The residential category is sub-divided into basic residential, social and favela (shantytowns). The residential social tariffs apply to residences of low income families which live in sub-standard conditions, residences of persons unemployed for up to 12 months and collective living residences. The favela tariffs apply to residences in shantytowns characterized by a lack of urban infrastructure. The latter two sub-categories were instituted to assist lower-income customers by providing lower tariffs for consumption. The non-residential category consists of:

•	privately-owned companies, government entities and industrial customers;

•	“not-for-profit” entities that pay 50.0% of the prevailing non-residential tariff; and

•	government entities that have entered into a water loss reduction agreement with us and pay 75.0% of the prevailing non-residential tariff.

Sewage charges in each region are fixed as a function of the monthly water charges. In the São Paulo Metropolitan Region and the coastal region, the sewage tariffs equal the water tariffs. In the interior region, sewage tariffs are approximately 20.0% lower than water tariffs. Wholesale water rates are established separately for each municipality served. We also make available sewage treatment services to those municipalities, although no formal agreement for the provision of these services has been signed as of the date of this document. In addition, various industrial customers pay an additional sewage charge, depending on the characteristics of the sewage they produce.

The following table sets forth the water and sewage services tariffs by customer category charged during the years stated in the São Paulo Metropolitan Region, which accounted for approximately 76.0% and 74.0% of our net revenue from sales and services in 2003 and during the six months ended June 30, 2004, respectively.

	As of December 31,			As of August 29, 2004
Customer Category Consumption	2001	2002	2003
(in cubic meters per month)	(reais/cubic meter)(1)
Residential:
Basic Residential:
0-10(2)	0.75	0.81	0.96	1.03
11-20	1.16	1.26	1.50	1.60
21-50	2.91	3.15	3.75	4.00
above 50	3.21	3.47	4.13	4.41

Social:
0-10(2)	0.30	0.30	0.33	0.35
11-20	0.52	0.52	0.57	0.61
21-30	1.83	1.83	1.99	2.12
31-50	2.61	2.61	2.84	3.03
above 50	2.88	2.88	3.14	3.35

Favela (shantytowns):
0-10(2)	0.23	0.23	0.25	0.27
11-20	0.26	0.26	0.28	0.30
21-30	0.86	0.86	0.94	1.00
31-50	2.61	2.61	2.84	3.03
above 50	2.88	2.88	3.14	3.35

Non-Residential:
Commercial/Industrial/Governmental:
0-10(2)	1.50	1.62	1.93	2.06
11-20	2.91	3.15	3.75	4.00
21-50	5.62	6.08	7.23	7.72
above 50	5.84	6.32	7.52	8.03

Commercial/Not-for-profit entities:
0-10(2)	0.75	0.81	0.96	1.03
11-20	1.46	1.58	1.88	2.01
21-50	2.81	3.04	3.62	3.87
above 50	2.92	3.16	3.76	4.01

Government entities with reduction agreement:
0-10(2)	1.12	1.22	1.45	1.54
11-20	2.18	2.36	2.81	3.00
21-50	4.22	4.56	5.42	5.79
above 50	4.38	4.74	5.64	6.02

(1)	Water and sewage tariffs are the same per cubic meter.
(2)	The minimum volume charged is for ten cubic meters per month.

The average annual tariffs we charge at the interior and coastal regions for the provision of water and sewage collection during 2003 were 37.0% and 22.0% below the tariffs charged at the São Paulo Metropolitan Region, respectively. See “Government Regulation-Tariff Regulation” below for additional information regarding our tariffs.

Billing Procedures

The procedure for billing and payment of our water and sewage services is basically the same for each customer category. Water and sewage bills are based upon water usage determined by monthly water meter readings. Larger customers, however, have their meters read every 15 days to avoid non-physical losses resulting from faulty water meters. Sewage billing is included as part of the water bill and is based on the water meter reading.

We deliver all water and sewage bills by hand to our customers, mainly through independent contractors who are also responsible for reading water meters.

Water and sewage bills can be paid at some banks and other locations in the State of São Paulo. These funds are paid over to us and service fees of between R$0.40 and R$1.19 per transaction are charged for collection and remittance of these payments.

Customers must pay their water and sewage bills by the due date for payment if they wish to avoid paying a fine. We generally charge a penalty fee and interest on late bill payments. However, we do not assess a penalty fee or interest in respect of governmental customers. In 2001, 2002, 2003 and during the six months ended June 30, 2004 we received, respectively, payment of 91.5%, 94.5%, 90.9% and 94.88% of the amount billed to our retail customers, and 96.0%, 94.6%, 93.8% and 94.95% of the amount billed to those customers other than state governmental entities, within 30 days after the due date. Almost all of the amount not paid within 30 days is owed by state governmental customers. With respect to wholesale sales, for the six months ended June 30, 2004 we received payment of 55.5% of the amount billed within 30 days.

In the São Paulo Metropolitan Region we monitor water meter readings by use of hand-held computers. The system allows the meter reader to input the gauge levels on the meters into the computer and automatically print the bill for the customer. The hand-held computer tracks water consumption usage at each metered location and prepares bills based on actual meter readings. We outsourced this billing system to third-party contractors that employ and train their own meter readers whose training we supervise. We are currently implementing water meter reading by hand-held computers in some municipalities that we serve in the Regional Systems.

Research and Development

Our policy is to invest continually in the modernization of equipment and in the technology needed to identify, evaluate and improve our provision of basic sanitation services while promoting environmental protection and maintaining our competitiveness and profitability. Our research and development function is divided into committees according to strategy and complexity. We have historically spent up to R$3.0 million per year on research and development. We have also partnered with several research institutions.

Electricity Consumption

The use of electricity is material to our operations, and as a result we are one of the largest users of electricity in the State of São Paulo. We obtain electricity primarily from Eletropaulo Metropolitana Eletricidade de São Paulo S.A., Elektro Eletricidade e Serviços S.A., Bandeirante Energia S.A. and CPFL-Companhia Paulista de Força e Luz pursuant to long-term contracts. Each of these companies has been privatized by the State of São Paulo. To date, we have not experienced any major disruptions in electricity supply. Any significant disruption of electricity to us could have a material adverse effect on our business, financial condition, results of operations or prospects. Furthermore, fluctuations in electricity voltage supplied to us have in the past, and may in the future, cause major damage to our water and sewage systems.

In May 2001, the Brazilian government announced measures aimed at an average reduction of 20% in electricity consumption in a number of regions of Brazil, including areas in which we operate. However, companies that render “essential services,” such as companies like us that render water and sewage services, were not subject to these measures other than with respect to their administrative buildings, which were required to reduce electricity consumption by 35.0%. As a result of higher levels of rainfall, as of March 2002 the Brazilian government eliminated all electricity consumption restrictions.

Capital Expenditure Program

Currently, our capital expenditure program is designed to improve and expand our water and sewage system and to increase and protect our water sources in order to meet the growing demand for water and sewage services in the State of São Paulo. Our capital expenditure program has three specific targets in the municipalities we serve:

•	to continue to meet the maximum demand for treated water;

•	to expand the percentage of households connected to our sewer system;

•	to increase the treatment of sewage collected; and

•	to increase operating efficiency and reduce water losses.

From 1998 through 2003, our capital expenditure program included capital expenditures totaling R$4.2 billion in the aggregate, primarily to build up our infrastructure and for our program to reduce water losses. We have budgeted capital expenditures totaling approximately R$4.3 billion in the aggregate during the period between 2004 and 2008. We spent approximately R$300.0 million during the six months ended June 30, 2004.

The following table sets forth our planned capital expenditures for water and sewage for the years indicated.

	Capital Expenditures
	2004(1)		2005	2006	2007	2008	2004-2008
	(in millions of reais)
Water	276.9		290.2	301.9	329.1	358.5	1,556.7
Sewage	375.6		387.5	394.0	360.5	359.8	1,877.3
Others	230.5	(2)	202.3	184.0	150.4	121.7	889.0

Total	883.0		880.0	880.0	840.0	840.0	4,323.0

(1)	Approved investments related to our 2004 budget.
(2)	Includes budgeted investment in headquarters and office buildings and R$126.0 million for the acquisition of São Bernardo do Campo.

Our capital expenditure program from 2004 through 2008 will continue to focus on achieving our targets by making regular investments in and expanding our infrastructure as well as making investments in our program for the reduction of water losses throughout the 368 municipalities which we serve. The following is a brief description of three of the principal projects in our capital expenditure program.

Metropolitan Water Project

Demand for our water services has grown steadily over the years in the São Paulo Metropolitan Region and has exceeded at times the capacities of our water systems there. As a result, prior to September 1998, certain of our customers in this region received water only on certain days of the week. We refer to this as “rotation.” In order to remedy this situation, we implemented the Metropolitan Water Project to improve regular water supply to the entire São Paulo Metropolitan Region. We have budgeted for capital expenditures of approximately R$620.0 million from 2004 through 2008.

Tietê Project

The River Tietê crosses the São Paulo Metropolitan Region and receives most of the Region’s run-off and wastewater. The Tietê Project is designed to reduce pollution of the River Tietê by installing sewage collection lines along the banks of the River Tietê and its tributaries. These lines collect raw sewage and deliver it to our sewage treatment facilities. In connection with the first phase of the Tietê Project, in June 1998, we completed construction of three additional sewage treatment plants and invested a total of US$900.0 million, of which US$450.0 million was financed by the Inter-American Development Bank and US$450.0 million was funded by us.

We made capital expenditures with respect to the first phase of the Tietê Project of US$900.0 million. As of June 30, 2004, we owed US$328.3 million to the Inter-American Development Bank for the financing it provided. We now provide secondary treatment to 60.0% of the sewage collected in the São Paulo Metropolitan Region. The five principal sewage treatment plants in the São Paulo Metropolitan Region have an aggregate installed capacity of 18 cubic meters of sewage per second and currently treat an aggregate of 10.3 cubic meters of sewage per second. Currently, raw sewage is delivered to our secondary treatment facilities along the River Tietê and the River Tamanduatei before treated sewage is discharged into those rivers. We plan to build additional collection lines to direct more raw sewage to our treatment facilities.

We are currently in the second phase of the Tietê Project, for which we have budgeted for additional capital expenditures of approximately US$400.0 million from 2000 through 2005, US$200.0 million of which will be financed by the Inter-American Development Bank. We have also entered into a loan agreement and an on-lending agreement with BNDES for R$60.0 million and R$180.0 million, respectively, to finance this second phase. Through June 30, 2004, we have spent US$147.4 million on this phase of the Tietê Project.

Regional Systems Investment Programs

We currently have a number of projects in progress and planned for the Regional Systems, including projects relating to abstraction of water and collection and treatment of sewage. We spent approximately R$337.5 million, R$321.8 million, R$195.0 million and R$90.2 million on such projects in 2001, 2002, 2003 and during the six months ended June 30, 2004, respectively, and we have budgeted for additional capital expenditures of approximately R$1.2 billion in the period from July 1, 2004 through 2008.

On August 6, 2004, we entered into a credit agreement with the Japan Bank for International Cooperation for the financing of the Environmental Recovery Program for the Santos Metropolitan Region, which was guaranteed by the Republic of Brazil, for a total amount of R$588.0 million. The main goals of this program are to improve and expand the water and sewerage systems in the municipalities making up the Santos Metropolitan Area.

Competition

In general, we do not face any competition in the municipalities in which we provide water and sewage services, and we believe that in those municipalities we have an exclusive right to provide such services. We do not serve, either directly or on a wholesale basis, 271 municipalities in the State of São Paulo that operate their own water and sewage systems and that collectively have a population of approximately 11.9 million, or 30.0% of the population of the State. In addition, private water companies provide three municipalities with water and sewage services pursuant to concessions from such municipalities.

We face a limited level of competition with respect to the supply of water to industrial customers. Several large industrial customers located in municipalities served by us use their own wells to supply themselves with water. However, we do not experience any competition with respect to the sewage collection services we provide to industrial customers.

Property, Plant and Equipment

Our principal properties consist of reservoirs, water treatment facilities, water distribution networks consisting of water pipes, water mains, water connections and water meters, sewage treatment facilities, and sewage collection networks consisting of sewer lines and sewage connections. As of June 30, 2004, we owned 192 water treatment facilities and 57,976 kilometers of water pipes and mains, 425 sewage treatment facilities and 35,692 kilometers of sewer lines, as well as 15 water quality laboratories.

We own our headquarters building and all other major administrative buildings. We have pledged some of our properties, including our headquarters and some of our other administrative buildings and water storage tanks, as collateral to the Federal Government in connection with certain long-term financing transactions we have entered into with the World Bank and the Inter-American Development Bank that the Federal Government has guaranteed.

On June 30, 2004 the total net book value of our property, plant and equipment was R$14,029.9 million.

All of our material properties are located in the State of São Paulo.

Environmental Matters

Our water and sewage operations are subject to stringent Brazilian federal, state and local laws and regulations relating to the protection of the environment as described under “Government Regulation” below.

In the State of São Paulo the Environmental Sanitation Technology Company (Companhia de Tecnologia de Saneamento Ambiental—CETESB) is responsible for pollution control pursuant to State Law No. 997 of May 31, 1976. In particular, the construction and operation of water and sewage treatment facilities, as well as the release of effluents and final disposal of the sludge generated as a result of the water and sewage treatment process, must comply with environmental standards established by State environmental laws, such as State Decree No. 8,468 of September 8, 1976, as amended.

Non-compliance with environmental laws and regulations can lead to the imposition of criminal and administrative penalties, in addition to civil liability which may arise as a result of environmental damages. Pursuant to Brazilian Federal Law No. 9,605 of February 12, 1998, individuals (including but not limited to the directors, officers and managers of legal entities) may be penalized with imprisonment or other restrictions on personal rights for violations of environmental rules and regulations, and legal entities may be penalized with fines, restrictions on rights, including, among other things, rights to be granted tax benefits and to enter into contracts with public entities, and mandatory rendering of services in the public benefit. At the administrative level, penalties range from warnings and fines to partial or total suspension of corporate activities, and may also include the forfeiture of, or restriction on, tax incentives, and the cancellation or interruption of participation in credit facilities granted by government banks, as well as a prohibition on contracting with entities of the public sector.

Our procedure for constructing and operating water and sewage facilities involves the mandatory compliance with environmental legal requirements. Firstly, for those projects which have a significant environmental impact, studies are prepared by outside experts who make recommendations on measures designed to minimize the environmental consequences of a project. The environmental impact report is then submitted to governmental authorities for analysis and approval. Once the environmental impact assessment is approved, the project goes through a three-stage licensing process, which includes licenses:

•	Previous license—to define the exact location and scope of work;

•	Installation license—to begin construction; and

•	Operation license—to operate the facility.

In order to obtain the environmental licensing of those undertakings that have a significant environmental impact, environmental agencies may impose on us an obligation to establish a nature conservation area. In order to fulfill such obligation, we are required by environmental regulations to spend not less than 0.5% of the total cost of the relevant undertaking for that purpose. We also have a policy of implementing programs to encourage water conservation in order to minimize the environmental impact of our ongoing operations.

In order to improve our compliance with environmental regulations, since 1995, we have maintained a division responsible for developing environmental impact studies and programs. It is also our policy to implement water conservation programs in order to minimize the impact of our operations on our water supply. We believe that we are in material compliance with all relevant environmental laws and regulations.

Although our environmental compliance costs have not been substantial to date, we believe these costs will increase as water and sewage treatment capacity increases. The amount and timing of future expenditures required to comply therewith could substantially increase from current levels.

Insurance

We maintain insurance covering, among other things, fire or other damage to our property, office buildings and third-party liability. We currently obtain our insurance policies through public bids involving major Brazilian and international insurance companies in Brazil. As of June 30,2004, we had paid a total aggregate amount of R$6.8 million in premiums, covering approximately R$992.9 million. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums for such insurance are justified by the low risk of major interruption. In addition, we do not have insurance coverage for liabilities arising from water contamination or other problems involving our water supply to customers. We believe that we maintain insurance at levels customary in Brazil for the type of business in which we are engaged.

Legal Proceedings

Labor Proceedings

In October 1989, the São Paulo Water, Sewage and Environment Service Workers Union (Sindicato dos Trabalhadores em Água Esgoto e Meio Ambiente de São Paulo—SINTAEMA) commenced a lawsuit, on behalf of our employees, against us in the Labor Court (Justiça do Trabalho), alleging that we had violated Brazilian labor laws and collective bargaining contracts when we ceased making certain payments to 21,337 of our employees in 1989. Those payments related to previously mandated inflation-related index adjustments to such employees’ wages and salaries, which, due to a change in applicable law, we had ceased making. In November 1995, the Labor Court issued a decision in favor of SINTAEMA, although it never ruled with respect to the amount of damages payable by us. We appealed the decision of the Labor Court and in April 1997 lost the appeal. We appealed this decision to the Superior Labor Court (Tribunal Superior do Trabalho) and the Superior Court ruled against us. However, we filed a motion to vacate (ação rescisória), seeking the annulment of the Superior Court ruling and obtained a favorable decision. SINTAEMA appealed this decision and a final ruling is yet to be issued by the Supreme Court.

On January 9, 1990, SINTAEMA initiated a lawsuit against us, alleging that we had failed to pay certain employee benefits and were required to make a penalty payment to SINTAEMA under a then existing collective bargaining agreement. On July 31, 1992, the Labor Court issued a ruling against us, but did not award damages to SINTAEMA at that time. We and SINTAEMA are currently engaged in negotiations concerning the amount to be paid by us. We also filed a writ of mandamus seeking a court decision establishing that the penalty imposed against us is excessive since it exceeds the principal amount by a large margin. Our request was denied by the courts and the lawsuit is now awaiting a final decision at Superior Labor Court (Tribunal Superior do Trabalho). We currently cannot predict the amount that we will be required to pay to SINTAEMA, but we do not believe that the final outcome of this matter will have a material adverse effect on our business, results of operations, financial condition or prospects.

We are defendants in approximately 2,079 labor proceedings and in one civil public action initiated by and on behalf of some of our current and former employees relating to certain benefits awarded by Law No. 4,819, of August 26, 1958. Approximately 40 of these plaintiffs are also seeking the same benefits in the civil courts. In all cases, we claim that the State of São Paulo, and not us, is responsible for the payments due to the plaintiffs. Some labor and civil proceedings have been ruled upon by the lower courts, but no final decision has been issued in any of the legal proceedings as of the date of this prospectus. An injunction was granted at the first instance in the civil public action to compel us to pay the benefits awarded by Law No. 4,819 to all plaintiffs in that lawsuit. As of the date of this prospectus, we and the State of São Paulo have not agreed on the amounts to be reimbursed. The civil public action is now awaiting decision on the merits.

We are party to other lawsuits and administrative proceedings involving SINTAEMA and current and former employees. We do not believe that any liabilities relating to these other lawsuits or administrative proceedings will have a material adverse effect on our business, results of operations, financial condition or prospects.

As of June 30, 2004, we had established a provision totaling R$23.8 million with respect to potential damages in lawsuits and administrative proceedings involving present and former employees, including the lawsuit described in the preceding paragraphs, based on calculations made by our legal and human resources departments.

Tax Proceedings

On May 28, 1999, we filed a lawsuit challenging a law enacted in 1998 that expanded the definition of revenue subject to public service taxes (Programa de Formação de Patrimônia do Servidor Público—PASEP) and increased the social security contribution tax (Contribuiçâo para Financiamento da Seguridade Social—COFINS) rate. However, in July 2003, we withdrew our lawsuit and included the amounts owing under this lawsuit and the amounts due under the REFIS program (a tax recovery program), in another program called PAES, which is an alternative payment plan for taxes owned. In accordance with the PAES tax recovery program, we are paying amounts subject to the settlement agreement in 120 monthly installments, which began July 2003. As of June 30, 2004, the amount due under the PAES program was R$312.9 million.

We initiated legal action in July 1999 to challenge the creation by the Municipality of City of São Paulo of a tax on the use of public areas. The tax would apply to our water and sewage mains and other installations located in public areas. Based on the advice of our internal legal counsel, we believe that this municipal tax in unlawful because it was established by a municipal decree instead of a municipal statute. We are currently disputing the creation of this tax and any related tax assessment. On May 11, 2000, the trial court of the State of São Paulo (12a Vara de Fazenda Pública do Estado de São Paulo) issued a decision upholding this municipal tax. We have appealed the trial court decision to the Court of Appeals of the State of São Paulo (Tribunal de Justiça do Estado de São Paulo). A recently approved law enacted the tax on the use of public areas in the city of São Paulo. On April 2004 we filed a request for injunction seeking the suspension of the tax assessment by the municipality. The injunction was granted on first instance and is now awaiting decision on the merits. We currently cannot estimate the potential increase in our expenses if we were required to pay this tax or if any future assessment of this tax will be retroactive to 1999. To date, we have not established a provision for any potential expense arising from the newly-created municipal tax.

We also took legal action to challenge a City of São Paulo municipal law enacted in December 2002 that revoked our blanket exemption from municipal taxes. As a result of the loss of our exemption from municipal taxes, we may be subject to a tax on services charged at a rate of 5.0% on our gross revenue from water and sewage services. Our request for an injunction against the municipality was granted by the trial court of the State of São Paulo (11a Vara da Fazenda Pública do Estado de São Paulo), and such injunction was maintained after the filing of an appeal by the municipality. Based on the advice of our internal legal counsel, we believe that the revocation of our exemption from municipal taxes is not permissible under the Brazilian Federal Constitution and that, in any case, the water and sewage services that we provide are not taxable under the definition of taxable services. We intend to dispute the revocation and any related tax assessment to the fullest extent permissible by law. To date, we have not established a provision for any potential expense arising from the loss of our exemption from municipal taxes. We currently cannot estimate the potential increase in our expenses if we were required to pay this tax.

We cannot predict the outcome of any of these lawsuits nor can we assure you that, in the event of an adverse decision, we will be able to pass through to our customers by increasing tariffs any increase in our deductions from gross revenue, operating expenses or other expenses.

Condemnation Proceedings

We are party to a significant number of condemnation proceedings arising from the partial or total expropriation or use of private property for water mains, sewer lines and facilities. Under Brazilian law, the State of São Paulo or the relevant municipality is entitled to condemn private property to the extent required for the construction, development or improvement of parts of water and sewage systems operated by us. However, we are required to provide compensation to affected property owners based upon appraised fair market values. Although we generally provide compensation to property owners on the basis of negotiated settlements, we are party to many lawsuits related to compensation awards. On December 31, 2003, we estimated that we will be required to make payments totaling R$189.0 million with respect to all condemnation matters. We do not believe that the pending condemnation proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects.

Other Legal Proceedings

We are party to a series of lawsuits initiated by the municipality of Ferraz de Vasconcelos in 1997, seeking payment of penalties in the aggregate amount of R$65.4 million, which we allegedly owe for damages caused during construction in the municipality. Several of these lawsuits have already been rejected by lower courts but are still subject to appeal. Although we are not able to predict the final outcome of the lawsuits, we believe that they will not have a material adverse effect on our business, results of operations, financial condition or prospects.

In 1997, the municipality of Santos enacted a law expropriating our water and sewage systems in Santos. In response, we filed an action seeking an injunction against this expropriation, which was denied by the lower court. This decision was later reversed by the Court of Appeals of the State of São Paulo, which issued a preliminary order suspending that law. On August 2, 2002, a decision on this matter was rendered in our favor by a lower court, but that decision remains subject to appeal, and we can give no assurance that the ultimate determination will be favorable to us. Despite the pending lawsuit, we continue to provide water and sewage services to Santos.

In connection with discussions we had with the municipality of Presidente Prudente, we filed a suit against the municipality seeking a court decision determining the continuation of the concession agreement that we have with that municipality until the indemnification payment owed to us in connection with the return of water and sewage system of the Presidente Prudente is made. A final decision has not yet been rendered but the lower court has issued a preliminary decision in our favor.

In addition, we are party to a number of proceedings with several municipalities which have contested our right to charge a tariff for sewage services provided as opposed to charging a fixed fee for these services. In all of these proceedings, we have received decisions in our favor. We do not believe that the final outcome of these proceedings will have a material adverse effect on our business, results of operations, financial condition or prospects.

We are party to civil public actions brought by municipalities that seek cessation of the collection of fees relating to sewage services, alleging that we do not treat the sewage in such municipalities. In addition, some municipalities have initiated lawsuits claiming that we failed to make certain investments in sewage treatment systems as provided in the relevant concession agreements. In one of these cases, a decision has been rendered in our favor, but in the other cases decisions are still pending. Although we are not able to predict the final outcome of these lawsuits, we believe that they will not have a material adverse effect on our business, results of operations, financial condition or prospects.

Certain construction service contractors have filed claims in court against us alleging underpayment of inflation indexation adjustments. Based on advice from our legal counsel, and due to new claims arising in 2002, we increased our provision for these claims to R$157.8 million in 2003 and R$179.7 million during the six months ended June 30, 2004, to meet probable losses arising from unfavorable decisions in these actions.

Approximately 790 lawsuits have been brought by our commercial customers that claim that their tariff rates should be equal to those of another category of customers and, consequently, seek the return of the difference between the amounts we charged and collected and those tariffs. We have obtained final decisions both in favor and against us in these lawsuits, and, as of June 30, 2004, we have established a provision in the amount of R$191.6 million with respect to these lawsuits. We cannot predict, however, the amounts we would have to pay to these customers if they were to prevail in their lawsuits, nor can we provide assurance that new lawsuits will not be brought by other customers on similar grounds. However, we do not believe that the final determinations in these matters will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects.

The Association of Distinguished Bars and Restaurants (Associação de Bares e Restaurantes Diferenciados —ABRED) has initiated several lawsuits to challenge the 10.0% penalty fee we charge on late water and sewage payments. In several of these cases, lower courts have dismissed the lawsuits based on the lack of standing by the plaintiff to initiate such a lawsuit. Notwithstanding these legal proceedings, we have reduced to 2.0% the penalty fee we charge on late bill payments by all of our customers. Although we are not able to predict the final outcome of these lawsuits, we believe that they will not have a material adverse effect on our business, results of operations, financial condition or prospects.

The Public Ministry of the State of São Paulo has brought a civil public action which seeks reparation and cessation of environmental damage caused by us dumping sludge from our water treatment facilities into certain receiving waters. A judge issued a preliminary order that we immediately cease such dumping and established a daily R$50,000 fine for not complying with such order; however, this order has been suspended at our request. Although the lower court has issued a decision in our favor, this decision has been the subject of an appeal. We currently are unable to evaluate the extent or cost of any remedy that we may be held responsible for in connection with this matter.

On October 29, 2003, the Public Attorney of the State of São Paulo (Ministério Público do Estado de São Paulo), on behalf of the people of the State of São Paulo, brought a civil public action in a Trial Court of the State of São Paulo (12a Vara de Fazenda Pública do Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê System reservoirs from the State Department of Water and Energy of the State of São Paulo would be illegal. An injunction against the transfer of ownership of such reservoirs was granted but was later reversed. However, in October 2004, the court ruled in favor of the Public Attorney of the State of São Paulo, which ruling we currently believe relates only to the illegality of the transfer of the reservoirs. We and the State of São Paulo intend to appeal this decision. In our appeal we also plan to request the suspension of the court’s decision until final judgment is reached by the Court of Appeals of the State of São Paulo (Tribunal de Justiça do Estado de São Paulo). We are unable to predict whether we will succeed in appealing such decision. However, we currently do not expect that an eventual unfavorable decision would have material adverse effect on our business and financial condition.

A civil public action was brought against us by the Coordination Council for the Civil Entities of Piracicaba (Conselho Coordenador das Entidades Civis de Piracicaba) concerning the limits for water collection from the Piracicaba river and the operation of the Cantareira water distribution system. The plaintiff requests, among other things, a prohibitory injunction in order to restrict the amount of water we collect, the reduction of the Piracicaba river’s collection limit and the payment of damages to the riparian cities in order to cover the direct and indirect environmental damages caused by the installation and operation of the Cantareira water distribution system. We presented our defense in January 2004, alleging that the plaintiff has no standing to bring this action and that some of the requests are inconsistent and/or impossible. We also explained that the water collection limit was duly authorized by law and by the competent governmental agency, and that the plaintiff did not prove or specify the damages. The injunction has not yet been considered, and this action is now awaiting judgment on first instance.

On April 11, 2003, we entered into an agreement with the Labor Public Attorney’s office called the Termo de Ajustamento de Conduta, or TAC. Under this special agreement, we agreed to ensure that no construction work is performed on our behalf by third parties using unregistered employees or without complying with safety regulations. The agreement provides for a daily R$1,000 fine for non-compliance with these obligations. The fine applies for each worker laboring under irregular conditions or each clause under default, as the case may be. The agreement is enforceable by the Brazilian labor courts and is valid indefinitely.

In December 1996, we commenced legal action to collect payment due from Diadema. The lower courts have issued a decision against us and in November 2000 we appealed this decision. As of April 2004 the appeal had not yet been decided. This legal action was followed by several other related legal proceedings, which are currently pending. We entered into a settlement agreement with Mauá at the time the concession was terminated in which Mauá agreed to make the payments owed to us in connection with the return of water and sewage systems. However, to date Mauá has not yet made any payments to us under the settlement agreement. We commenced legal action in December 1996 against Mauá and, as of the date of this prospectus, no decision has been issued by the lower court.

Diadema and Mauá are currently operating their own water and sewage systems, and we are supplying them with water on a wholesale basis. As of June 30, 2004, both Diadema and Mauá were in arrears with respect to amounts owed to us for water sold on a wholesale basis prior to 1997, as well as for a portion of water sold since 1997.

On March 25, 2004, the Public Attorney’s Office filed a civil action against the Municipality of the City of Itapira, its mayor, the Municipal House of Representatives and us, claiming that Municipal Law No. 3.593/04 is unconstitutional and seeking termination of the concession agreement we entered into with the Municipality of the City of Itapira. Although an injunction was granted, the São Paulo State Court of Appeals has stayed the injunction. As of June 30, 2004, the decision on the civil action was pending.

On October 10, 2003, the Municipality of Monte Mor filed a lawsuit against us, seeking the additional issuance and delivery of shares by us, as consideration for our concession to render basic water and sewage services. The lawsuit was dismissed without judgment of its merits, but it is still subject to appeal.

We are party to a substantial number of other legal proceedings, in addition to the lawsuits and administrative proceedings discussed above, in the normal course of our business. These legal proceedings include personal injury and property damage cases, environmental proceedings and a range of other matters. We have not established provisions with respect to these other legal proceedings and do not believe that such proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition or prospects.

Industrial and Intellectual Property

Trademarks

We have secured registration of the Sabesp design and composite trademark at the Brazilian Institute of Industrial Property (Instituto Nacional da Propriedade Industrial—INPI). We have also filed applications with the INPI for registration of the trademarks “ÁGUA—VIDA—CONFORTO—SAÚDE”, “SABESFÉRTIL”, “PURA—PROGRAMA DE USO RACIONAL DA ÁGUA” and “HORA H—SABESP”, which are still under examination and are pending a final decision.

Patents

We have a patent granted by INPI covering a differential pressure gauge with digital reading. We have also filed a patent application to cover an engine-powered starting system to automatically correct product dosage in conventional dispensers by gravity and have other pending applications at the INPI.

Software

We use software systems to manage our activities which we have acquired from vendors. We have also developed certain computer programs for management and control of water and sewage treatment plants, as well as for third-party services management, called “AQUALOG”, “SGL” and “Electronic Price Quotation” (Cotação Eletrônica de Preços), and have secured registration of these programs at the INPI and the agency of trademarks. AQUALOG is the only Brazilian software designed to monitor water treatment. SGL (Bid Management System) is an electronic price quotation system that allows us to view and control all bid and acquisitions proceedings in real time. We implemented Electronic Price Quotation in April 2000 to purchase materials and equipment with a value of up to R$16,000.

GOVERNMENT REGULATION

In Brazil, water and sewage services, although not specifically regulated, are subject to extensive Brazilian federal, state and, in certain respects, local laws and regulations governing, among other things:

•	the granting of concessions to provide water and sewage services;

•	public bidding requirements for appointment of water and sewage service provider;

•	water usage;

•	water quality and environmental protection;

•	tariffs for water and sewage services; and

•	governmental restrictions on the incurrence of indebtedness (which are applicable to state-controlled companies).

General

Pursuant to Article 23 of the Brazilian Constitution, water and sewage services are the common responsibility of the Brazilian government, the states and the municipalities.

Article 216 of the State Constitution provides that, by law, the State of São Paulo must provide the conditions for efficient management and adequate expansion of water and sewage services rendered by its agencies and state-controlled companies or any other concessionaire under its control. State law authorized our formation to plan, provide and operate water and sewage services in the State of São Paulo and also acknowledged the autonomy of the municipalities.

Pursuant to Article 175 of the Brazilian Constitution, the furnishing of public services, such as water and sewage services, is the responsibility of the applicable public authority. However, any such public authority has the right to furnish these services directly or through a concession granted to a third party.

Pending Legislation

Proposed legislation, the Sanitation Law (Lei do Saneamento Básico), which has been under discussion in the Federal House of Representatives, would introduce the creation of a legal framework to govern water and sewage services throughout Brazil. Under the proposed legislation, the organization of water and sewage services would take into consideration the existing water basins as well as the network structures of municipalities, and the National Water Agency would be responsible for the regulation of the provision of water and sewage services. In addition, it is expected that the proposed legislation, if and when approved, will define the party responsible for granting concessions for water and sewage services within the Metropolitan Regions, including the São Paulo Metropolitan Region.

The legislature of the State of São Paulo is also considering adopting a law which would establish a State regulatory agency responsible for regulating and controlling public sanitation services in the State. This proposed agency would be part of the Energy, Water Resources and Sanitation Secretariat of the State of São Paulo.

The legislature of the State of São Paulo is also urgently debating new legislation that would establish procedures for the collection of fees related to the use of water from resources under the State of São Paulo.

We cannot assure you when or if any of the legislation described above will be adopted, the final form of these laws if they are approved, or how this legislation would affect our business.

Concessions

Concessions for water and sewage services are evidenced by contracts between the state or municipal government, as the case may be, and a concession under which the concessionaire is granted the right to supply these services in a particular municipality or region. Our concessions usually have a contractual term of not longer than 30 years, although a number of our concessions are of unlimited duration. However, our concessions generally may be terminated at any time if certain quality and safety standards are not met or if there is a default under the concession contract. A majority of our concessions are automatically renewable, though we often renegotiate terms and conditions unless notice of rescission is received by the non-rescinding party at least six months prior to the expiration date of the concession. A municipality that elects to take control of its water and sewage services must either provide such services itself, auction the concession to potential concessionaires through a competitive public bidding process, or enter into agreements with a public entity directly. Although the State Constitution provides that the relevant municipality would have to pay us the non-amortized book value of our assets relating to that concession and assume any related indebtedness, exclusive of any amounts paid to us by the relevant municipality upon any termination or non-renewal of a concession, such a termination payment may not be paid and any termination could adversely affect our cash flows, results of operations and financial condition. In addition, municipalities hold elections for the office of Mayor every four years. If certain municipalities choose not to renew their concessions, it could adversely affect our cash flows, results of operations and financial condition.

Federal legislation enacted in 1995, and subsequently amended, governs the granting of concessions in Brazil. The Federal Concessions Law regulates the granting of concessions by federal, state and municipal governments. In addition, the Federal Public Bidding Law sets forth the bidding procedures related to the granting of concessions. At the São Paulo State level, the State Concessions Law corresponds to the Federal Concessions Law, and the State Public Bidding Law corresponds to the Federal Public Bidding Law. In the event of any conflict between federal and state law, federal law prevails.

Concessions Laws

The Federal Concessions Law and the State Concessions Law require that a concession granted by a public entity be based on a public bidding process. The Federal Public Bidding Law provides, however, that the public bidding process can be waived in certain circumstances, including in the case of services to be rendered by a public entity created for such specific purposes prior to the enactment of that law, provided that the prices for such services are compatible with those prevailing in the market. In addition, a provision of the Brazilian Constitution provides for waivers of the public bidding requirement in similar situations. Based on this provision, we were granted concessions by municipalities after enactment of the Brazilian Constitution without a public bidding process, although under current law we may be required to bid to acquire new concessions. We did not have any of our concessions canceled or revoked following promulgation of the Federal Concessions Law. The requirements of the Federal and State Concessions Laws will, however, govern the grant of new concessions to us in the future. In February 1998, the Attorney General of the State of São Paulo, in response to a request we made, delivered an opinion that any municipality in the State of São Paulo may grant to us a concession to operate the municipality’s water and sewage services without having to resort to a public bidding process. In April 1998, a State court issued a judgment substantially to the same effect. There can be no assurance that the Brazilian courts will continue to interpret the concessions laws to allow municipalities to grant concessions without a public bidding process.

The legislature of the City of São Paulo approved Law No. 13,670 of November 25, 2003, which regulates article 148 and the sole paragraph of article 149 of the Organic Law of the Municipality of the City of São Paulo, concerning water supply and sewage public services, establishes the Municipal Regulation System of Water Supply and Sewage Public Services, creates the Regulatory Authority for Water and Sewage Services of São Paulo, addresses its organization and operation and establishes the Municipal Sanitation Plan. Pursuant to this Law, the Mayor of the City of São Paulo has authority to grant and monitor formal concessions for water and sewage services in the Municipality of the City of São Paulo. Following the enactment of Law No. 13,670, the Governor of the State of São Paulo has filed a legal action alleging that the Law is unconstitutional. As a result, the enforcement of Law No. 13,670 has been suspended and the merits of such lawsuit have not yet been judged. The provisions of the State Concessions Law parallel the provisions of the Federal Concessions Law.

Public Bidding Procedures

Pursuant to the Federal Public Bidding Law, the public bid process commences with publication by the granting authority in the federal, state or municipal official gazette, as the case may be, and another leading Brazilian newspaper, of an announcement that it will carry out a public bidding contest pursuant to provisions set forth in an edital (invitation to bid). The invitation to bid must specify, among other terms:

•	the purpose, duration and goals of the bid;

•	a description of the qualifications required for adequate performance of the services covered by the bid;

•	the deadlines for the submission of bids;

•	the criteria used for selection of the winning bidder; and

•	a list of the documents required to establish the bidder’s technical, financial and legal capabilities. The invitation to bid is binding on the granting authority. Bidders may submit their proposals either individually or in consortia, as provided for in the invitation to bid.

After receiving proposals, the granting authority will evaluate each proposal according to the following criteria, which must have been set forth in the invitation to bid:

•	the technical quality of the proposal;

•	lowest cost or lowest public service tariff offered;

•	a combination of the criteria above; or

•	the largest amount offered in consideration for the concession.

The provisions of the State Public Bidding Law parallel the provisions of the Federal Public Bidding Law.

The federal and state bidding laws will apply to us in the event that we seek to secure new concessions. Moreover, these bidding laws currently apply to us with respect to obtaining goods and services from third parties for, among other things, our business operations or in connection with our capital expenditure program, in each case subject to certain exceptions.

Water Usage

In July 2000, the National Water Agency, a federal agency under the Ministry of the Environment, was established in order to develop the National System for Water Resources Management. Under proposed legislation, the National Water Agency would be responsible for the coordination of the regulatory aspects involved in the rendering of water and sewage services. See “—Pending Legislation” above.

According to existing law, federal and state governmental agencies are authorized to collect fees from other governmental agencies under their jurisdictions. In most cases, the fees have yet to be established by implementing regulations. However, for one specific water basin (the Rio Paraíba do Sul water basin), water usage recent legislation was enacted requiring us to pay the Federal Government or an agency in respect of the use of water, and we started making payments in this respect on March 2003.

State law establishes the basic principles governing the development and use of water resources in the State of São Paulo in accordance with the State Constitution. These principles include:

•	rational utilization of water resources, with service to the population identified as having priority;

•	optimizing the economic and social benefits resulting from the use of water resources;

•	protection of water resources against actions which could compromise current and future use;

•	defense against critical hydrographic events which could cause risk to the health and safety of the population or economic and social losses;

•	development of hydro transportation for economic benefit;

•	development of permanent programs of conservation and protection of underground water sources against pollution and excessive exploitation; and

•	prevention of erosion of land in urban and rural areas, with a view to protecting against physical pollution and silting of water resources.

In order to implement these principles, authorizations granting a right of use are required from the relevant public authority for water usage (whether for collection, release of effluents or other otherwise), modification of the regime and modification of the quality or the quantity of the existing water. In the case of rivers under the Federal Government’s domain (rivers crossing more than one state), the National Water Agency (Agência Nacional de Águas—ANA) is the public authority which grants the authorization. With respect to the rivers under a state’s domain, the applicable state authority has jurisdiction to grant the right of use. In the State of São Paulo, the Department of Water and Energy of the State of São Paulo (Departamento de Águas e Energia Elétrica do Estado de São Paulo) is the public authority responsible for granting such authorizations. According to a report prepared in May 2001, the granting of rights for our water usage should be regulated in 391 of our projects.

Under state law, implementation of any project that involves the use of surface or underground water requires prior authorization or licensing from the competent government authority.

The Department of Water and Energy (Departamento de Águas e Energia Elétrica) of the State of São Paulo has as its objectives establishing (1) a policy for the use of water resources with a view to developing the water business of the State of São Paulo, and (2) plans, studies and projects related to the integral use of water resources, directly or by means of agreements with third parties. The Department of Water and Energy of the State of São Paulo has established the standards which regulate abstraction of water from water resources in the State of São Paulo.

State law provides the basis for the fees charged by governmental water agencies in the State of São Paulo for the extraction of water from the State of São Paulo’s water resources controlled by such agencies. Although governmental water agencies in the State of São Paulo currently do not charge fees for any of the water which we extract, there can be no assurance that such fees will not be charged in the future.

Water Quality

An ordinance issued by the Ministry of Health (Ministério da Saúde) of the Brazilian government sets forth the standards of portability of all water for human consumption in Brazil. This ordinance is modeled on the US Safe Drinking Water Act and regulations promulgated by the US Environmental Protection Agency thereunder. The Secretariat of Health (Secretaria de Estado da Saúde) of the State of São Paulo has also set minimum standards for the potability of water for human consumption which are more restrictive than the national rules.

We analyze test samples at our laboratories to determine compliance with Ordinance No. 518, of March 25, 2004 and state law using “Standard Methods” (181st. Edition) procedures established by the American Water Works Association.

Sewage Requirements

State law sets forth regulations regarding pollution and protection of the environment in the State of São Paulo. The standards for disposal of industrial effluents set forth in this law broadly correspond to the standards for such disposal set by the US Environmental Protection Agency. State law generally prohibits the discharge of pollutants into water, air or land in the State of São Paulo.

State law provides that, in areas in which there exists a public sewage system, all effluents of a “polluting source” must be discharged to such system. It is the responsibility of the polluting source to connect itself to the public sewage system. All effluents to be discharged are required to meet certain characteristics, which allow such effluents to be treated by our treatment facilities and discharged in an environmentally safe manner. Effluents which exceed such characteristics are prohibited from being discharged into the public sewage system. State law requires industries that produce industrial sewage to pre-treat such sewage so that maximum levels of certain parameters, such as pH, temperature, sediment, grease, oil and metals, are reduced to environmentally sound levels prior to release into our sewer lines.

Environmental Sanitation Technology Company, or CETESB (Companhia de Tecnologia de Saneamento Ambiental), a mixed capital company controlled by the Secretariat of the Environment of the State of São Paulo, is authorized under state law to monitor discharges of pollutants into public waters and to enforce the requirements of state law. CETESB has the power to grant consents to entities which are discharging pollutants into receiving waters. Although we have not received formal authorization from CETESB to discharge untreated sewage into waters, we continue to discharge such sewage with the knowledge of, and after having made disclosure to, CETESB. Our capital expenditure program includes the Tietê Project, which is designed to reduce the discharge of untreated sewage into the River Tietê, a major river in the São Paulo Metropolitan Region. CETESB participates in the development of this project. There can be no assurance that we will not be required in the future to obtain specific consents or authorizations for discharges of untreated sewage.

The disposal of sludge must also meet the requirements of state law. CETESB also regulates the discharge of effluents into bodies of water under state law and must approve all of our treatment facilities.

State law also provides the basis for fees to be charged for discharging effluents into the State of São Paulo’s water resources. Although neither the State of São Paulo nor its agencies currently assesses fees for such discharges, we cannot assure you that such fees will not be charged in the future.

Some municipalities of the State of São Paulo have enacted municipal laws requiring us to charge a fixed fee, and not a tariff, for sewage services being provided. To date, we have not acknowledged the enforcement of any such laws.

Tariff Regulation

The tariffs we set for our services are to some extent subject to Federal and State regulation.

On December 16, 1996, the Governor of the State of São Paulo issued a decree which approved the existing tariff system and allowed us to continue to set our own tariffs. We have set our tariffs based on the general objectives of maintaining our financial condition and preserving “social equity” in terms of the provision of water and sewage services to the population while providing a return on investment. The Governor’s decree also directs us to apply the following criteria in determining our tariffs:

•	category of use;

•	capacity of the water meter;

•	characteristics of consumption;

•	volume consumed;

•	fixed and floating costs;

•	seasonal variations; and

•	social and economic conditions of residential customers.

In determining tariffs, we may also consider the costs associated with the exploitation of water resources, depreciation, provision for bad debts, amortization of expenses and adequate remuneration for investments. We usually submit new tariffs to the Governor of the State of São Paulo for approval, although we are not required by law to do so. We have recently implemented a new readjustment formula designed to better reflect costs. See “Business—Customers-Tariffs.”

We currently maintain three different tariff schedules, depending upon whether a customer is located in the São Paulo Metropolitan Region or the interior or coastal regions comprising our Regional Systems. There are four levels of volume consumed for each category of customer. Customers are billed on a monthly basis. We are also authorized to enter into individual contracts with certain customers, such as municipalities, to sell water or sewage services on a wholesale basis.

Tariffs must be published in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo).

We are subject to a Federal law which, in the case of water and sewage services provided pursuant to certain concessions, effectively prohibits tariffs that would produce a return on assets in excess of 12% per annum. Return on assets is calculated using operating income (before financial and certain other expenses) measured against operational assets (property, plant and equipment and certain other assets), based upon our financial statements prepared in accordance with the Brazilian Corporate Law Method. We continue to be subject to the above return on assets limitation in adjusting tariffs because substantially all of our concessions were granted during the period in which these rate regulations were in effect. We are not, however, subject to such limitations in setting tariffs under our newer concessions or for the City of São Paulo and other municipalities in which we operate without formal concessions. The above return on assets limitation does not apply to renewals of existing concessions. In any event, our tariffs have been set in the past, and continue to be set, at levels well below the return on assets limitation discussed above.

Governmental Restrictions on Incurrence of Debt

On June 30, 1998 the Central Bank issued a resolution amending certain conditions that must be observed with respect to the external credit operations (i.e., foreign currency borrowings) of states, the Federal District of Brasilia, municipalities and their respective autarquias (agencies), foundations and non-financial companies, including us. This resolution provides, among other things, that, with certain exceptions for the importation of goods and services,

•	the proceeds of external credit operations must be used to refinance outstanding financial obligations of the issuer, with preference given to those obligations having a higher cost or shorter term than the external debt and, pending application, remain on deposit, as directed by the Central Bank, in a pledged account; and

•	the total amount of the contractual obligation be subject to monthly deposits in a pledged account, with each monthly deposit to be equal to the total debt service obligation, including principal and interest, divided by the number of months that the obligation is to be outstanding.

The Central Bank resolution further provides that the requirements described above do not apply to financing transactions involving multilateral or official organizations such as the World Bank, the InterAmerican Development Bank or the Japan Bank for International Cooperation. The Central Bank circular implementing this resolution provides, among other things, that the account referred to in the first bullet point above must be an escrow account opened in a federal financial institution, which is to hold such funds until released for the purpose of refinancing outstanding obligations of the issuer. The circular further provides that the escrow account described in the second bullet point above must be an escrow account to be opened in a federal financial institution and to secure the payment of principal and interest on the external debt.

Our external credit transactions are also subject to the approval of the National Treasury Secretariat and the Central Bank, which, after reviewing the financial terms and conditions of the transaction, will issue an approval for the closing of the foreign exchange transaction relating to the entry of the funds into Brazil and, following such entry and at our request, an electronic certificate of registration through which all scheduled payments of principal, interest and expenses will be remitted by us. The electronic certificate of registration grants the borrower access to the commercial market for foreign exchange.

Finally, our external credit transactions are also subject to the prior approval of the Secretariat of Finance of the State of São Paulo.

Lending Limits of Brazilian Financial Institutions

The National Monetary Council resolutions limit the amount that Brazilian financial institutions may lend to public sector companies, such as us. Financing of projects which are put up for international bid are excluded from these limits.

Conselho Estadual de Saneamento—Conesan

State law regulates the provision of sanitation services and establishes rules for the planning of sanitation-related public works in the State of São Paulo. The State plan for public sanitation services must integrate institutional, technological, financial and administrative resources to ensure that a healthy environment is created for inhabitants of the State of São Paulo. The State plan must also assist in developing and organizing the sanitation sector in the State of São Paulo.

Pursuant to State law, the State of São Paulo’s sanitation policy is implemented by the State Sanitation System (Sistema Estadual de Saneamento). The State Sanitation Fund (Fundo Estadual de Saneamento) collects funds and manages resources to fund the programs approved in the sanitation plan.

The State Sanitation Council (Conselho Estadual de Saneamento) must approve proposals related to the sanitation plan and prepare an annual report regarding environmental health issues confronting the State of São Paulo. The State Sanitation Council establishes protocols for the development of investment programs approved by the State Sanitation System and resolves disputes related to the State Sanitation System’s implementation of the sanitation plan.

MANAGEMENT

Management

Under our by-laws and the Brazilian Corporate Law, we are managed by our Board of Directors, which currently consists of eight directors, and a Diretoria, or Executive Committee, which currently consists of six executive officers.

As our majority shareholder, the State of São Paulo has the ability to control the election of the Board of Directors and, therefore, our direction and future operations. Upon the election of a new Governor and any resulting change in the administration of the State of São Paulo, all or some of the members of the Board of Directors, including the Chairman, may be replaced by designees of the new administration. The Board of Directors may in turn replace some or all of the executive officers.

Board of Directors

Our by-laws provide for a minimum of five and a maximum of 10 directors. The members of our Board of Directors are elected at a general meeting of shareholders to serve renewable one-year terms. Each member of our Board of Directors must be one of our shareholders, under the Brazilian Corporate Law, and a resident of Brazil, under our by-laws. Pursuant to our by-laws, our employees have the option to elect one member of our Board of Directors, who must be an employee with more than two years of service to us. Currently, our employees have not elected a director. In addition, pursuant to the Brazilian Corporate Law, at least one member of the Board of Directors of mixed capital companies, such as us, must be appointed by the minority shareholders.

The current members of our Board of Directors were elected in the annual shareholders’ meeting held on April 30, 2004. The tenure of the directors will end upon the election of the new members at the annual shareholders’ meeting to be held in April 2005.

Our Board of Directors ordinarily meets twice a month or when called by a majority of the directors or the Chairman. Its responsibilities include the establishment of policy and general orientation of our business and the appointment and supervision of our executive officers.

The following are the current members of our Board of Directors and their respective positions:

Director	Position
Mauro Guilherme Jardim Arce	Chairman
Fernando Carvalho Braga	Vice-Chairman
Alexander Bialer	Director
Andrea Sandro Calabi	Director
Fernando Maida Dall’Acqua	Director
Gustavo de Sá e Silva	Director
Maria Helena Guimarães de Castro	Director
Daniel Sonder	Director

Executive Committee

Our Executive Committee is composed of six executive officers appointed by our Board of Directors for renewable two-year terms. Our executive officers are responsible for all matters concerning our day-to-day management and operations.

Executive Committee meetings are held weekly in the case of ordinary meetings or when called by the Chief Executive Officer in the case of special or extraordinary meetings. Members of our Executive Committee have individual responsibilities established by our Board of Directors and our by-laws. The terms of all current members of our Executive Committee will expire in April 2005.

The following are the current members of our Executive Committee and their respective positions:

Executive Officer	Position
Dalmo do Valle Nogueira Filho	Chief Executive Officer
Reinaldo José Rodriguez de Campos	Corporate Management Officer
Rui de Britto Álvares Affonso	Economic and Financial Officer and Investor Relations Officer
Paulo Massato Yoshimoto	Metropolitan Officer
Enéas Oliveira de Siqueira	Regional Systems Officer
José Everaldo Vanzo	Technology and Planning Officer

Conselho Fiscal

Our Conselho Fiscal, or fiscal council, which is established on a permanent basis and generally meets once a month, consists of five members and five alternates elected at the annual shareholders meeting for renewable one-year terms. The primary responsibility of the Conselho Fiscal, which is independent from management and from the external auditors appointed by our Board of Directors, is to review our financial statements and report on them to our shareholders. The fiscal council may, under certain conditions, call an annual shareholders’ meeting or a special shareholders’ meeting.

The following are the current members and alternate members of our Conselho Fiscal:

Conselho Fiscal Members	Alternates
Francisco Martins Altenfelder Silva	Vanildo Rolando Neubauer
Jorge Michel Lepeltier	Bruno Bellíssimo Netto
Sandra Lúcia Fernandes Marinho	Flavio Stamm
Arthur Corrêa de Mello Neto	Sandra Maria Giannella
Maria de Fátima Alves Ferreira	Volnir Pontes Júnior

Compensation

Pursuant to the Brazilian Corporate Law, our shareholders are responsible for establishing the aggregate amount of compensation we pay to the members of our Board of Directors, members of our fiscal council and our executive officers. Our Board of Directors will determine the individual levels of compensation paid to each director, executive officer and fiscal council member based on this aggregate amount.

For the six months ended June 30, 2004, the aggregate compensation, including benefits in kind granted, that we paid to members of our Board of Directors and to our executive officers for services in all capacities was approximately R$0.9 million. In addition, during the six months ended June 30, 2004, the executive officers accrued pension benefits of approximately R$0.2 million and we have set aside R$0.2 million with respect to such pension benefits. The members of our Board of Directors did not receive any such benefits.

None of our directors and executive officers is party to an employment contract providing for benefits upon termination of employment, except for those officers who are also our employees, in which case they are granted all benefits regularly applicable.

Employees

As of June 30, 2004, we had 17,807 full-time employees. During 2003, we had an average of 871 trainees.

The following table sets forth the number of our full-time employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,			As of June 30,
	2001	2002	2003	2004
Total number of employees	18,159	18,505	18,546	17,807
Number by category of activity:
Technical and operations	11,527	11,773	11,287	11,343
Administration	3,079	3,078	3,850	3,004
Finance	692	712	894	642
Marketing	2,861	2,942	2,515	2,818
Number of employees by geographic location:
Head office	1,505	1,483	1,351	1,263
São Paulo Metropolitan Region	9,183	9,425	9,642	9,248
Regional Systems	7,471	7,597	7,553	7,296

The average tenure of our employees is approximately 14 years. We also outsource certain services such as maintenance, delivery of water and sewage bills, meter reading, catering and security. We believe that our relations with our employees are generally satisfactory.

Substantially all of our non-managerial employees are members of unions. The three main unions that represent our employees are the Sindicato dos Trabalhadores em Água, Esgoto e meio Ambiente de São Paulo—SINTAEMA, Sindicato dos Trabalhadores da Região Urbana de Santos, São Vicente, Baixada Santista, Litoral Sul e Vale Ribeira—SINTIUS, and the Sindicato dos Engenheiros do Estado de São Paulo—SEESP. Every year we negotiate collective bargaining agreements, which establish the level of compensation and other benefits of our employees.

Our most recent collective bargaining agreements, which became effective on May 1, 2004 and will expire on April 30, 2005, do not contemplate job protection for our employees. However, we have a formal understanding with the unions that represent our employees that we would not dismiss more than 2.0% of our current employees before April 30, 2005.

We have experienced the following strikes in the last five years, none of which interrupted essential services: a two-day strike in December 1999, a five-day strike in January 2000, a two-day strike in June 2000, a one-day strike in September 2001, a one-day strike in November 2001, a two-day strike in June 2002, a two-day strike in May 2003 and a two-day strike in May 2004. Under Brazilian law, our non-administrative employees are considered “essential employees” and therefore are limited in their right to strike.

Profit Sharing and Pension Plans

We have established a defined-benefit pension and benefits fund (Fundação Sabesp de Seguridade Social, or SABESPREV) to provide our employees with retirement and pension benefits. This pension plan provides defined benefit payments to former employees and their families. Both we and our employees make contributions to the pension plan. Our contributions include the responsibility assumed relating to service prior to the constitution of SABESPREV, which is payable up to February 2011. We made contributions to the pension plan totaling R$10.2 million in 2001, R$11.1 million in 2002, R$11.6 million in 2003 and R$6.4 million during the six months ended June 30, 2004. See note 13 to our financial statements.

On May 29, 2001, a Federal law was enacted which, among other things, limits the amount mixed capital companies, like us, may contribute to their pension plans. Specifically, the ordinary contributions we make to our pension plans may not exceed the contributions made by the beneficiaries of these plans.

In August 1996, we established a profit-sharing plan for all employees who have been employed for at least six months. In 1999, we did not pay any profit-sharing amounts to our employees due to State Decree No. 43,794, which prohibited any profit-sharing amounts to be paid in 1999 to employees of state-controlled companies, including us. On October 2, 2000, we entered into a collective bargaining agreement with the unions that represent our employees, which established a new profit-sharing plan for all employees who have been employed for at least three months. Under the profit-sharing plan, we, after negotiations with the employee labor unions, set annual company-wide and business unit-specific operational and financial targets. Payments can be in an aggregate amount of up to the equivalent of our total payroll for one month and are made to the extent of achievement of such targets. In the past, one-quarter of the profit-sharing payments was made to the extent that company-wide targets were satisfied, while the other three-quarters were made to the extent the business unit-specific targets were reached. The profit-sharing payments were reduced, on a pro rata basis, if the targets were not fully satisfied and payments were made semi-annually. We recorded profit-sharing expenses of R$14.7 million in respect of 2001, R$34.7 million in respect of 2002, R$40.0 million in respect of 2003 and R$20.6 million in respect of the six months ended June 30, 2004. We believe that the profit-sharing plan has, in the past, contributed to increased employee productivity.

PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDERS

Our outstanding share capital as of October 11, 2004 consisted of 28,479,577,827 common shares, without par value. Under our by-laws and the laws of State of São Paulo, the State is required to own at least one-half plus one of our outstanding common shares. All of our shareholders, including the State of São Paulo, Companhia Paulista de Parcerias-CPP and the State-owned entities that own our shares, have the same voting rights.

The following table sets forth ownership information for each of our shareholders that beneficially owned 5.0% or more of our common shares and for our officers and directors, individually and as a group, as of October 11, 2004.

	Common shares beneficially owned prior to the ADS and Brazilian offerings		Common shares offered in the offerings		Common shares beneficially owned after the ADS and Brazilian offerings(1)
	Shares	(%)	Shares	(%)	Shares	(%)
State of São Paulo	14,573,706,994	51.2	260,195,122	4.3%	14,313,511,872	50.3
Companhia Paulista de Parcerias-CPP	5,802,967,065	20.4	5,802,967,065	95.7	0	0.0
Directors and executive officers of Sabesp(2)	90,016	—	—	—	90,016	—
Others	8,102,813,752	28.5	—	—	14,165,975,939	49.7

Total(3)	28,479,577,827	100.0%	6,063,162,187	100.0%	28,479,577,827	100.0%

(1)	Share amounts assume the exercise of the underwriters’ over-allotment option in full.
(2)	Our directors and executive officers collectively own less than 0.1% of our outstanding common shares.
(3)	As of September 30, 2004, our outstanding common shares were held by 3,092 registered shareholders. All of our ADSs are held through the Depositary which is registered as one holder.

Selling Shareholders

The State of São Paulo intends to sell 260,195,122 common shares in the ADS and the Brazilian offerings. Companhia Paulista de Parcerias-CPP, a company wholly owned by the State of São Paulo, intends to sell 5,802,967,065 common shares in the ADS and the Brazilian offerings, assuming the over-allotment option is exercised in full. Companhia Paulista de Parcerias-CPP was created on August 3, 2004, pursuant to State Law No. 11,688. The main purpose of the company is to implement and support partnerships between private and public companies. The company was created as part of the Private-Public Partnerships Program of the State of São Paulo aimed at monitoring certain private entities that further the development and social welfare of the State of São Paulo. Except for these offerings, we, the State of São Paulo, Companhia Paulista de Parcerias-CPP and our directors and officers have agreed with the underwriters for the ADS offering, subject to certain exceptions, not to sell, offer or agree to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any common shares, ADSs or securities convertible into or exchangeable or exercisable for common shares or ADSs or warrants or other rights to purchase common shares or ADSs without the consent of Citigroup Global Markets, Inc., on behalf of the underwriters, for a period of 90 days after the date of the underwriting agreement.

The principal executive office of the State of São Paulo is located at Palácio dos Bandeirantes, Avenida Morumbi, 4500, São Paulo, SP, Brazil, telephone: (55-11) 3243-3719. The principal executive office of Companhia Paulista de Parcerias-CPP is located at Avenida Rangel Pestana, 300, São Paulo, SP, Brazil.

RELATED PARTY TRANSACTIONS

Transactions with the State of São Paulo

We have entered into extensive transactions with the State of São Paulo, which is our controlling shareholder, and we expect to continue to do so. The State is our largest customer, it owns some of the facilities we use in our business, it is one of the governmental entities that regulate our business, and it has assisted us in obtaining financing on favorable terms. There is no express requirement under Brazilian law or our by-laws that the terms of our transactions with the State be “arm’s-length” or otherwise fair to us or to our other shareholders.

Many of our transactions with the State of São Paulo reflect policies of the State Government that depend on decisions of elected officials or public servants and are accordingly subject to change. They may be particularly open to reconsideration following state elections, which are next scheduled to be held in October 2006. Among the practices that could change are those described below concerning the application of dividends to offset accounts receivable from the State, the provision of State guarantees, and the terms on which we use state-owned reservoir facilities. Although the State has not expressed any present intention to change its practices in these matters, we cannot assure you that the State will not change its practices on these or other matters in ways that would adversely affect our interests and those of our shareholders.

Provision of Services

We provide water and sewage services to the Federal Government, the State Government and municipal governments and government entities in the ordinary course of our business. Sales of water and sewage services to the State Government, including State entities, totaled approximately R$253.4 million during the year ended December 31, 2003 and R$134.5 million during the six months ended June 30, 2004. Our accounts receivable from the State totaled R$176.9 million as of June 30, 2004. In addition, as required by law, we invest our cash and cash equivalents with government financial institutions in short-term securities.

Payment of Pensions

Pursuant to a law enacted by the State Government, certain former employees of some State Government-owned companies which merged to form our company, who provided service to us between our inception and 1974, when such law was prospectively repealed, acquired a legal right to receive supplemental pension benefit payments (which rights are referred to as “Plan G0”). These amounts are paid by us, on behalf of the State Government, and are claimed by us as reimbursements from the State Government, as primary obligor. We made payments to former employees of R$87.1 million in 2003 and R$36.6 million during the six months ended June 30, 2004 in respect of Plan G0. The State of São Paulo did not make any reimbursements in these periods. See note 6 to our financial statements. The amount owed to us by the State for reimbursement of these costs was R$527.6 million as of June 30, 2004. The State of São Paulo, however, has not agreed with this amount. We have undertaken to conduct a joint inquiry with the State of São Paulo with respect to the methodology employed in determining such reimbursement amounts to ensure we reach a mutual agreement.

Agreements with the State

As of June 30, 2004, we had accounts receivable due from the State of São Paulo and some State entities relating to the provision of water and sewage services totaling approximately R$523.9 million, net of R$347.0 million of amounts applied in respect of dividends due to the State Government and R$38.4 million to mature in the future. In addition, as of June 30, 2004, we had R$527.6 million in reimbursements due from the State of São Paulo in respect of State-mandated special retirement and pension payments to some of our former employees. However, the State of São Paulo has not agreed with these amounts. Under a federal law enacted in December 1996, we are not permitted to write off any amounts due to us from the State of São Paulo, our controlling shareholder, or entities controlled by the State of São Paulo. Accordingly, we have not established any provisions for any amounts due to us by the State of São Paulo.

In September 1997, we and the State of São Paulo entered into a memorandum of understanding providing that we would, in effect, apply dividends we declared that were otherwise payable to the State of São Paulo to offset accounts receivable in connection with the provision of water and sewage services to the State of São Paulo and its controlled entities. In 1998, 2000 and 2001 we applied dividends, in the form of interest on shareholders’ equity, in an aggregate amount equal to R$1,215.6 million due to the State of São Paulo in respect of its shareholding in us to settle a portion of the unpaid accounts receivable from the State. In 1999, we did not pay dividends or other distributions to our shareholders.

On December 11, 2001, we entered into an agreement with the State of São Paulo and the State Department of Water and Energy. Pursuant to this agreement, the State of São Paulo acknowledged and agreed, subject to an audit by a State-appointed auditor, to pay us amounts it owed us in respect of:

•	water and sewage services we provided to governmental agencies, state-owned autonomous entities and foundations through December 1, 2001 in the amount of R$358.2 million; and

•	supplemental retirement and pension benefits we paid from March 1986 to November 2001 on behalf of the State to former employees of the State Government-owned companies which merged to form our company in the amount of R$320.6 million; as we did not reach an agreement regarding such amounts, a joint inquiry has commenced in order to ensure agreement between us and the State of São Paulo.

As a result, R$649.1 million of these amounts became a long-term receivable from the State Government in our financial statements on December 31, 2001.

The agreement provided that the State Department of Water and Energy would transfer to us ownership of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, which make up the Alto Tietê System, and that the fair value of these assets would reduce the amounts owed to us by the State of São Paulo.

Under the December 2001 agreement, in July and August 2002, a State of São Paulo-owned construction company (Companhia Paulista de Obras e Serviços-CPOS), on behalf of the State, and an independent appraisal firm (ENGEVAL-Engenharia de Avaliações), on our behalf, presented their valuation reports relating to the reservoirs. Under the agreement, the arithmetic average of these appraisals is deemed the fair value of the reservoirs. The appraisals contained in these reports were in the amounts of R$335.8 million and R$341.2 million, respectively. Because we had already made investments in these reservoirs by then, the arithmetic average of the appraisals submitted to our Board of Directors by August 2002, R$300.9 million, was net of a percentage corresponding to these investments. Our Board of Directors approved the valuation reports, and they will be submitted for approval to an extraordinary general meeting of shareholders.

Under the December 2001 agreement, for amounts due in excess of the fair value of the reservoirs, the State of São Paulo is to make payments in 114 consecutive monthly installments, with the first payment to be made upon the latest of (1) 210 days after the date of the agreement, (2) agreement by the parties on the fair value of the reservoirs and (3) conclusion of the audit by a State-appointed auditor of amounts owed. The nominal amount owed by the State of São Paulo would not be indexed to inflation or earn interest if there was a delay in concluding the appraisal of fair value. The installments will be indexed on a monthly basis by the IGP-M, plus 6.0% per year, starting on the date the first installment becomes due.

On October 29, 2003, the Public Attorney of the State of São Paulo (Ministério Público do Estado de São Paulo), on behalf of the people of the State of São Paulo, brought a civil public action in a Trial Court of the State of São Paulo (12a Vara de Fazenda Pública do Estado de São Paulo) alleging that a transfer to us of ownership of the Alto Tietê System reservoirs from the State Department of Water and Energy of the State of São Paulo would be illegal. An injunction against the transfer of ownership of such reservoirs was granted but was later reversed. However, in October 2004, the court ruled in favor of the Public Attorney of the State of São Paulo, which ruling we currently believe relates only to the illegality of the transfer of the reservoirs. We and the State of São Paulo intend to appeal this decision. In our appeal we also plan to request the suspension of the court’s decision until final judgment is reached by the Court of Appeals of the State of São Paulo (Tribunal de

Justiça do Estado de São Paulo). We are unable to predict whether we will succeed in appealing such decision. However, we currently do not expect that an eventual unfavorable decision would have material adverse effect on our business and financial condition.

The December 2001 agreement also provided that the legal advisors of the State of São Paulo would carry out specific analyses, which have commenced, to ensure agreement among the parties as to the methodology employed in determining the amount of reimbursement for pension benefits owed to us by the State of São Paulo. Our management does not expect these analyses to differ significantly from the amounts we have recorded in respect of these amounts. The commencement of payments with respect to pension amounts owed to us by the State of São Paulo has been postponed until these analyses are completed, the appraisal report is approved and the credit assignments relating to the transfer of the reservoirs described above are formalized. In addition, the transfer of these reservoirs is currently being disputed and we are not certain whether such transfer will be legally allowed, as discussed above. Under the December 2001 agreement, the original first payment was to be made in July 2002 but no payment in this respect has been made as of the date of this prospectus.

At a meeting held on January 30, 2002, our Board of Directors unanimously declared dividends, in the form of interest on shareholders’ equity, in an aggregate amount of R$489.8 million. This distribution was paid on June 25, 2002, to shareholders of record as of February 7, 2002. Accordingly, the State of São Paulo was entitled to receive R$432.7 million of this distribution and we paid the State of São Paulo R$347.3 million of this amount. The State of São Paulo applied approximately R$202.3 million of the dividend it received to settle current accounts receivable owed by the State of São Paulo or its controlled entities. We have withheld the remaining share of the dividend that the State of São Paulo was entitled to pending the State’s payment of certain accounts receivable owed to us.

At a meeting, our Board of Directors reviewed our 2002 budget, which incorporated the payment to the State of São Paulo, and one of our directors voted against us making such payment. We cannot assure you that our minority shareholders will not contest the payment of a cash distribution to the State of São Paulo on the grounds that it is inconsistent with the September 1997 protocol of understanding.

On April 29, 2002, our Board of Directors declared dividends, in the form of interest on shareholders’ equity, in an aggregate amount of R$108.2 million, paid in June 2003 to shareholders of record as of June 17, 2002. The State of São Paulo applied the entire amount of this dividend, or R$77.4 million, to accounts receivable owed to us.

On April 24, May 29, and November 20, 2003, and on January 8, 2004, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in aggregate amounts of R$40.2 million, R$118.2 million, R$154.9 million and R$190.8 million, respectively. These dividends were paid on June 29, 2004.

On February 26, 2004, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$39.3 million, to be paid within 60 days after our 2004 shareholders’ meeting.

On March 22, 2004, we and the State of São Paulo executed the First Amendment to the December 2001 agreement. Under this amendment, the State of São Paulo acknowledged a debt owed to us of R$581.8 million, related to unpaid accounts receivable from the State until February 29, 2004, and we acknowledged the aggregate amount of R$518.7 million due to the State of São Paulo as dividends in the form of interest on shareholders’ equity.

Accordingly, we and the State of São Paulo agreed to set-off each other’s credit up to the limit of R$360.7 million in seven equal and consecutive monthly installments from June to December 2004. The remaining amount of R$221.1 million of the State’s consolidated debt will be paid in 60 consecutive installments of

R$3.7 million which began on May 30, 2004. These installments will be indexed according to the IPCA on a monthly basis which began in March 2004, plus an interest rate of 0.5% per month, except for the first twelve installments, which shall be paid at the nominal amount without any indexation or interest applied, the aggregate amount of which being R$44.2 million.

We will use any value due from us to the State of São Paulo that is not used to set-off the accounts as described above to discharge any amounts accrued and not paid by the State in relation to its consumption of water and sewage services after March 2004.

This amendment did not alter the payment terms and conditions related to the supplemental retirement and pension benefits we pay on behalf of the State of São Paulo, which remain governed by the terms of the December 2001 agreement itself.

On September 21, 2004, we entered into an agreement with the State of São Paulo in which the State agreed to reimburse us the amount of up to R$3.0 million for our expenses in connection with this offering. On October 4, 2004, Companhia Paulista de Parcerias—CPP acceded to the September 21, 2004 agreement.

Investment of Liquid Assets

Our cash and cash equivalents invested with State Government financial institutions in short-term securities amounted to R$70.6 million as of June 30, 2004.

Government Guarantees of Financing

In some situations, the Federal Government, the State Government or government agencies guarantee our performance under debt- and project-related agreements.

On December 17, 1992, the State of São Paulo entered into a loan agreement with the International Bank for Reconstruction and Development in the amount of US$119.0 million. This loan was guaranteed by the Federal Government and its proceeds were designated to finance the environmental clean-up of the Guarapiranga basin. Pursuant to this agreement, we would receive a loan from the State of São Paulo to be used in the expansion of the wastewater collection network and sewage treatment facilities in the Guarapiranga Reservoir. As a result, on March 12, 1993, we and the State of São Paulo entered into an agreement pursuant to which the State transferred to us US$37.0 million of this loan, which loan amount was increased to US$42.5 million pursuant to an amendment entered into between the State of São Paulo and us in September of 1999. We have pledged three of our properties as collateral for this financing. As of June 30, 2004 our outstanding debt relating to this loan was approximately US$13.3 million.

The State of São Paulo has also guaranteed a portion of our repayment obligations under loan agreements that we entered into with the Federal Government in 1994 and with Caixa Econômica Federal from 1996 to 1998. The State Government has provided guarantees for a portion of the amount owed to the Federal Government under loan agreements signed with Banco do Brasil, which totaled R$2,449.9 million as of June 30, 2004. Our obligations under the loan agreements we entered into with Caixa Econômica Federal amounted to R$509.7 million as of June 30, 2004.

On August 6, 2004, we entered into a credit agreement with the Japan Bank for International Cooperation for the financing of the Environmental Recovery Program for the Santos Metropolitan Region, which was guaranteed by the Federal Government for an aggregate principal amount of R$588.0 million. In addition to the amount received under the JBIC credit agreement, we intend to invest up to R$493.0 million in this program. In addition, we are currently negotiating with BNDES and Caixa Econômica Federal for additional loans to finance portions of our capital expenditure program.

Use of State-Owned Reservoir Facilities

We currently use the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by another company controlled by the State of São Paulo. We currently do not pay any fees with respect to the use of these reservoirs. We are, however, responsible for maintaining them and funding their operating costs. The State of São Paulo incurs no operating costs on our behalf. If these facilities were not available for our use, we would have to obtain water from more distant sources, which would be more costly.

The arrangement not to pay any fees to the State of São Paulo for the use of certain reservoirs of the Alto Tietê System is addressed by a number of formal agreements first entered into on March 31, 1992 and on April 24, 1997 and later amended on March 16, 2000 and on November 21, 2001. As part of these arrangements, we agreed to fund 100.0% of the estimated costs of the 1992 agreement equal to R$27.8 million and 75.0% of the 1997 agreement equal to R$63.4 million which was already disbursed, and the Government of the State of São Paulo, through the State Department of Water and Energy, agreed to fund approximately 25.0% of the estimated costs of the 1997 agreement equal to R$21.1 million, to construct ducts, tunnels and other facilities to interconnect the Tietê River with the Biritiba and Jundiaí reservoirs and with other bodies of water in exchange for our use of the reservoirs over a 30-year period. The amendments to the 1997 agreement increased our obligations under such agreement by R$5.9 million.

We have the right to draw water and release emissions into the reservoirs in the Alto Tietê system over a 30-year period which began in 1997.

Our use of the Billings and Guarapiranga reservoirs is provided for through a grant issued by the State Department of Water and Energy. We have the right to use these reservoirs as long as we remain responsible for maintaining them and funding their operating costs.

Water Use Incentive Agreements

We have entered into agreements with public entities, including state entities and municipalities, that manage approximately 5,000 properties under which we provide these entities with a 25.0% tariff reduction for the water and sewage services we provide if such entities implement our program for the rational use of water, which includes a reduction of at least 10.0% in water consumption. These agreements are valid for a period of 12 months with automatic renewal for equal periods. Pursuant to the terms of these agreements, if these entities fail to make any payment on a timely basis to us, we have the right to cancel the agreement, thereby revoking the 25.0% tariff reduction.

Transactions with SABESPREV Pension Fund

SABESPREV is the funded defined-benefit pension plan that we established to provide our employees with retirement and pension benefits. The assets of SABESPREV are independently held, but we nominate the majority of directors of SABESPREV. Both we and our employees make contributions to the pension plan. We contributed R$11.6 million during 2003 and R$6.4 million during the six months ended June 30, 2004.

On May 29, 2001, a Federal law was enacted which, among other things, limits the amount mixed capital companies, like us, may contribute to their pension plans. Specifically, the ordinary contributions made by us to our pension plans may not exceed the contributions made by the beneficiaries of such plans. Studies have been undertaken in order to cure the deficit with respect to the current plan and transform it into a defined contribution plan.

DESCRIPTION OF CAPITAL STOCK

General

We are a mixed capital company (sociedade de economia mista) incorporated under the laws of Brazil and registered with the Brazilian Securities Commission under No. 01444-3. As of October 11, 2004, our capital stock was R$3,403,688,000, all of which was fully paid. As set forth in Article 2 of our by-laws, our corporate purpose is to plan, execute and operate basic sanitation services throughout the territory of the State of São Paulo, including the abstraction, collection, processing and distribution of water, as well as the collection, removal, processing and final disposal of sewage and sludge. Our share capital is comprised of 28,479,577,827 common shares, without par value. We do not hold any shares in treasury. Our by-laws authorize our Board of Directors to increase our capital stock to up to R$4,100,000,000.00, or to issue up to 40,000,000,000 common shares, without seeking specific shareholder approval. The shareholders must approve any further capital increase at a shareholders’ meeting.

The following table sets forth historical numbers of our common shares outstanding for the periods indicated:

Outstanding as of December 31,				Outstanding as of June 30, 2004
Type of shares	2001	2002	2003
Common Shares	28,479,577,827	28,479,577,827	28,479,577,827	28,479,577,827

In May 2002, the State of São Paulo disposed of 5,307,549,000 common shares, representing 18.6% of our voting capital and capital stock, by means of a global and a domestic offer of shares. UBS Warburg LLC and Santander Central Hispano Investment Securities Inc. were engaged to act in the international offer, and Banco UBS Warburg S.A. and Banco Santander Brasil S.A. were engaged to act in the domestic offer. The international offer totaled US$87.2 million (7,775,651 ADSs representing 1,943,912,750 common shares, including the over-allotment option which was exercised in full), and the domestic offer totaled R$527.3 million (3,363,636,250 common shares).

Rights of Common Shares

Each of our common shares entitles its holder to one vote at an annual or special shareholders’ meeting (assembléia geral ordinária ou extraordinária). Owners of common shares are entitled to dividends, or other distributions made in respect of common shares, in proportion to their ownership of outstanding shares. See “—Payment of Dividends and Interest on Shareholders’ Equity” below. In addition, upon our liquidation, the common shares are entitled to return of capital in proportion to their share of our net worth. Holders of our common shares are not liable for future capital calls by our company. Our common shares have tag-along rights, which enable their holders to, upon the sale of a controlling interest in us, receive 100.0% of the price paid per common share of the controlling block. Under Brazilian law, there are no restrictions on rights of non-residents as foreigners to hold common shares or to exercise voting rights.

Options

There are currently no outstanding options to purchase any of our common shares.

Arbitration

In connection with our listing with the Novo Mercado, we, our controlling shareholders, directors and officers have undertaken to refer to arbitration any and all disputes or controversies arising out of the Novo Mercado rules or any other corporate matters. See “Market Information” above. Under our by-laws, any disputes among us, our shareholders and our management with respect to the application of Novo Mercado rules, the Brazilian Corporate Law or the rules and regulations regarding Brazilian capital markets, will be resolved by arbitration conducted pursuant to the São Paulo Stock Exchange Arbitration Rules in the São Paulo Stock Exchange Arbitration Chamber. Any disputes among shareholders, including holders of ADSs, and disputes between us and shareholders, including holders of ADSs, will also be submitted to arbitration.

Shareholders’ Meetings

Actions to Be Taken at Our Shareholders’ Meetings

At our shareholder meetings, shareholders are generally empowered to take actions relating to our corporate purpose and to pass such resolutions as they deem necessary. The approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year takes place at the annual shareholder meeting immediately following such fiscal year. The election of our directors and members of our fiscal council, if the requisite shareholders request its establishment, typically takes place at the annual shareholders’ meeting, although under Brazilian law it may also occur at a special shareholders’ meeting.

A special shareholders’ meeting may be held concurrently with the annual shareholders’ meeting. The following actions may only be taken at a special shareholders’ meeting:

•	amendment of our by-laws;

•	approval of our transformation into a limited liability company (sociedade limitada) or any other corporate form;

•	authorization of the issuance of debentures subject to limited exceptions;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

•	cancellation of registration with the Brazilian Securities Commission as a publicly-held company;

•	suspension of the rights of a shareholder who has violated Brazilian Corporate Law or our by-laws;

•	delisting of our common shares from the Novo Mercado;

•	appointment of a financial institution responsible for our valuation, in the event that a tender offer for our common shares is carried out in connection with a corporate reorganization or delisting of our common shares from the Novo Mercado;

•	approval of any merger (fusão) or consolidation (incorporação) with another company or a spin-off (cisão);

•	approval of any dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by him or her; and

•	authorization to petition for bankruptcy or request the compulsory rescheduling of our debts (concordata).

According to Brazilian Corporate Law, neither a company’s by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of certain specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants (bônus de subscrição), except in certain specific circumstances under Brazilian law described in “—Preemptive rights;”

•	the right to withdraw from the company in the cases specified in Brazilian Corporate Law described in “—Withdrawal rights and redemption;” and

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company.

Quorum

As a general rule, Brazilian Corporate Law provides that a quorum at a shareholders’ meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call. A quorum for the purposes of amending our by-laws consists of shareholders representing at least two-thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing one-half of our issued and outstanding voting capital is required to:

•	change our corporate purpose;

•	create preferred shares or disproportionately increase an existing class of preferred shares;

•	modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

•	reduce the percentage of mandatory distributions;

•	merge us with another company, if we are not the surviving company, or to consolidate us with another company;

•	spin off any portion of our company;

•	approve our participation in a group of companies (as defined in Brazilian Corporate Law);

•	apply for cancellation of any voluntary liquidation; or

•	approve our dissolution.

According to our by-laws and for so long as we are listed on the Novo Mercado, we may not issue preferred shares and, in order to delist ourselves from the Novo Mercado, we would have to conduct a tender offer.

Notice of Our Shareholders’ Meetings

Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the State of São Paulo, and in a large circulation newspaper in the State of São Paulo. The first notice must be published no later than 15 days before the date of the meeting on the first call and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the Brazilian Securities Commission may require that the first notice be published 30 days in advance of the meeting.

Location of Our Shareholders’ Meetings

Our shareholders’ meetings take place at our head offices in the City of São Paulo, State of São Paulo. Brazilian Corporate Law allows our shareholders to hold meetings outside our head offices in the event of force majeure, provided that the meetings are held in the City of São Paulo and that the relevant notice contains a clear indication of the place where the meeting will occur.

Who May Call Our Shareholders’ Meetings

In addition to our Board of Directors, shareholders’ meetings may also be called by:

•	any shareholder, if our directors fail to call a shareholders’ meeting within 60 days after the date they were required to do so under applicable laws and our by-laws;

•	shareholders holding at least five percent of our capital stock, if our directors fail to call a meeting within eight days after receipt of a request to call the meeting by those shareholders indicating the proposed agenda;

•	shareholders holding at least five percent of our voting shares if our directors fail to call a meeting within eight days after receipt of a request to call the meeting for the implementation of the fiscal council; and

•	our fiscal council, if one is in place, if the board of directors delays calling an annual shareholders’ meeting for more than one month. The fiscal council may also call a special shareholders’ meeting at any time if it believes that there are important or urgent matters to be addressed.

Conditions of Admission

Shareholders attending our shareholders’ meeting must provide their identification cards and proof of ownership of the shares they intend to vote.

A shareholder may be represented at a shareholders’ meeting by a proxy as long as the proxy is appointed less than a year before the shareholders’ meeting. The proxy must be a shareholder, an officer of the corporation, a lawyer or a financial institution.

Directors

Election of Directors

Our by-laws require that our Board of Directors consist of a minimum of five and a maximum of 10 directors. The exact number of directors is set by a vote of a majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting. Brazilian regulation allows cumulative voting for directors at the request of at least 5.0% of our issued and outstanding voting shares. If there is no request for cumulative voting, directors are elected by a majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting, except that minority shareholders that, individually or in block, hold at least 15.0% of the issued and outstanding common shares have the right to select one director and his or her alternate. Directors are typically elected at the annual shareholders’ meeting for a term of one year.

Brazilian Corporate Law requires that each director own at least one share of our company. There is no mandatory retirement age for directors.

Transactions in which Directors have an Interest

Brazilian Corporate Law prohibits directors from:

•	making any gifts out of corporate assets to the detriment of the corporation;

•	by virtue of his or her position, receiving any type of direct or indirect personal advantage from third parties without authorization in the by-laws or as a result of a shareholder vote;

•	taking part in any corporate transaction in which he or she has an interest that conflicts with an interest of the corporation; and

•	voting on a proposal, arrangement or contract in which he or she is materially interested.

The compensation of our directors is determined by our shareholders.

Allocation of Net Income and Distribution of Dividends

The discussion below summarizes the main provisions of Brazilian Corporate Law regarding the establishment of reserves by corporations and rules with respect to the distribution of dividends, including provisions regarding interest on shareholders’ equity.

Calculation of the Mandatory Distribution

At each annual shareholders’ meeting, the board of directors is required to recommend how to allocate net profits from the preceding fiscal year. This allocation is subject to shareholder approval. Brazilian Corporate Law defines “net income” or “net profits” for any fiscal year as net income after income taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employee and management participation in our net profits in such fiscal year.

Consistent with Brazilian Corporate Law, our by-laws provide for an amount, known as the mandatory distribution, to be available for mandatory distribution or payment of interest on shareholders’ equity in any particular year. The mandatory distribution is equal to 25.0% of our annual net income, reduced by amounts allocated to our legal reserve, if any, and the contingency reserve, if any, and increased by any reversals of the contingency reserve. In addition, the amount of the mandatory distribution may be further limited to the realized portion of the net income. See “Dividends and Dividend Policy.” Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law Method.

Reserve Accounts

Legal Reserve.    Under Brazilian Corporate Law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5.0% of our net income for each fiscal year until the aggregate amount of the reserve equals 20.0% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30.0% of our total capital. The legal reserve account is not available for the payment of dividends. As of June 30, 2004, we had a legal reserve in the amount of R$146.3 million.

Unrealized Revenue Reserve.    Under Brazilian Corporate Law, the amount by which the mandatory distribution exceeds the “realized” net income in a given fiscal year may be allocated to the unrealized revenue reserve. Brazilian Corporate Law defines “realized net profits” as the amount by which net profits exceed the sum of (1) net positive results, if any, from the equity method of accounting for earnings and losses of subsidiaries and certain affiliates and (2) the profits, gains or returns that will be received by the company after the end of the next fiscal year related to transactions already undertaken by our company.

All amounts allocated to the unrealized revenue reserve must be paid as mandatory distribution when those “unrealized” profits are realized. As of June 30, 2004, we had no unrealized revenue reserve.

Contingency Reserve.    Under Brazilian Corporate Law, a percentage of our net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year either must be reversed in the fiscal year in which the loss had been anticipated, if the loss does not occur as projected, or charged off in the event that the anticipated loss occurs. As of June 30, 2004, we had no contingency reserve.

Capital Reserve.    Capital reserves comprise tax incentives and donations from government entities. The tax incentive reserve results from an option to invest in the capital stock of companies undertaking specified government-approved projects. In lieu of paying part of the income tax due, the amount is credited to income tax and subsequently appropriated from retained earnings to this reserve. The donations reserve reflects the value of assets received from government entities, principally enabling us to provide service access to properties. No shares are issued in exchange nor other remuneration provided in connection with assets received. These donations are recorded as a direct benefit to shareholders’ equity. As of June 30, 2004, we had a capital reserve of R$51.9 million.

Investment Reserve.    The balance of retained earnings not distributed to shareholders is transferred to a discretionary reserve (investment reserve) in accordance with our capital expenditure program. As of June 30, 2004, we had investment reserve in the amount of R$1.3 billion.

Revaluation Reserve.    Revaluation reserve refers to the adjustment amount in connection with the revaluation of property, plant and equipment in use to market values in 1990 and 1991 and for the effects of inflation through 1995. As permitted by Brazilian Securities Commission Instruction No. 197/93, we chose not to recognize deferred tax liabilities related to the revaluation reserve for property, plant and equipment recorded up to 1991. These unrecorded deferred tax balances would have amounted to R$507.5 million as of June 30, 2004 and R$526.9 million and R$572.6 million as of December 31, 2003 and 2002, respectively. The revaluation reserve is transferred to retained earnings in proportion to the depreciation and disposal of the respective assets. As of June 30, 2004, we had a revaluation reserve of R$2.7 billion.

Payment of Dividends and Interest on Shareholders’ Equity

The by-laws of a Brazilian corporation may specify a minimum percentage of the mandatory distribution amount that must be paid to shareholders as dividends or interest on shareholders’ equity, also known as the mandatory distribution. The mandatory distribution specified in our by-laws is 25.0% of our annual net income, after adjustments are made to certain of our reserve accounts. See “—Calculation of Mandatory Distribution” above.

In addition to the mandatory distribution, the board of directors may recommend that the shareholders approve the payment of additional distributions from other funds legally available for distribution.

While we are required under the Brazilian Corporate Law to pay a mandatory distribution every year, we are also allowed to suspend the mandatory distribution if the board of directors reports to our annual shareholders’ meeting that the distribution would be inadvisable given our financial condition. Our fiscal council (if one is in place at the time) must review any suspension of the mandatory distribution. In addition, management of companies with publicly traded securities, including us, must submit a report setting out the reasons for the suspension of the mandatory distribution to the Brazilian Securities Commission. Net profits not distributed by virtue of a suspension of the mandatory distribution are allocated to a separate reserve and, if not absorbed by subsequent losses, are required to be distributed as soon as the financial condition of the company permits such payments.

The mandatory distribution may be made in the form of dividends or interest on shareholders’ equity, which is equivalent to a dividend but allows us to take a deduction equal to the distribution amount when calculating our income tax obligations.

Dividends.    We are required by Brazilian Corporate Law and by our by-laws to hold an annual shareholders’ meeting no later than April 30 of each year at which our shareholders may vote to declare an annual dividend. The payment of annual dividends is based on our unconsolidated audited financial statements prepared for the immediately preceding fiscal year.

Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends. Under Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend is declared. Our by-laws do not require that we adjust the amount of the dividend payment on account of inflation or that the dividend payment bear interest.

A shareholder has a three-year period from the date of the dividend payment to claim dividends with respect to his or her shares, after which the aggregate amount of any unclaimed dividends legally reverts to us.

Our Board of Directors may declare interim dividends based on the accrued profits recorded or the profits allocated to our profits reserve accounts in our annual or semiannual financial statements approved by our shareholders. In addition, our Board of Directors may declare dividends from our net income based on our semiannual financial statements or any financial statement relating to a shorter period. These quarterly interim dividends may not exceed the amounts accounted for in our capital reserve accounts. Any payment of interim dividends may be set off against the amount of mandatory distributions relating to the net profit earned in the year in which the interim dividends were paid.

Interest on Shareholders’ Equity.    Since January 1, 1996, Brazilian companies have been permitted to pay limited distributions to holders of equity securities and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and, since 1998, social contribution tax. The amount of the deduction is limited to the greater of (1) 50.0% of our net income (after the deduction of the provisions for social contribution tax on net income but before payment of any interest or any deduction for income taxes) for the relevant period and (2) 50.0% of our accumulated profits and profit reserves. Our by-laws permit the payment of interest on shareholders’ equity as an alternative form of payment of dividends to shareholders. The rate applied in calculating interest on shareholders’ equity cannot exceed the average Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), a nominal long-term interest rate determined by the Brazilian government that includes an inflation factor, for the applicable period. Under our by-laws, the amount distributed to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution.

Any payment of interest on shareholders’ equity to holders of our ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15.0%, provided that a 25.0% withholding tax rate applies if the person receiving this interest is a resident of a tax haven jurisdiction (i.e., a country that does not impose income tax, that imposes it at a maximum rate lower than 20.0% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment). See “Taxation—Brazil—Income tax—Interest on shareholders’ equity.”

Withdrawal Rights and Redemption

Shareholders who dissent or abstain from voting on certain actions taken during a shareholders’ meeting have the right to withdraw from our company and to receive the value of their shares. Our shareholder withdrawal rights are triggered by certain actions, including actions to:

•	reduce the percentage of our mandatory distribution;

•	change our corporate purpose;

•	merge us with another company if we are not the surviving entity or consolidate us with another company;

•	approve our participation in a group of companies (as defined in Brazilian Corporate Law);

•	approve our conversion into another corporate form;

•	transfer all of our shares to another company or receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of the other company, which is known as an incorporação de ações; or

•	approve any acquisition of control of another company at a price that exceeds certain thresholds set forth in the Brazilian Corporate Law.

Brazilian Corporate Law further provides that any resolution regarding a spin-off will also entitle shareholders to withdraw if the spin-off:

•	causes a change in our corporate purpose;

•	reduces our mandatory distribution; or

•	causes us to join a group of companies (as defined in Brazilian Corporate Law).

In cases where we (i) merge with another company in circumstances in which we are not the surviving company, (ii) are consolidated with another company (iii) participate in a group of companies (as defined in Brazilian Corporate Law), (iv) conduct an incorporação de ações, or (v) acquire control of a company at a price exceeding certain thresholds, our shareholders will not be entitled to withdraw if their respective shares (1) are liquid, defined as part of the São Paulo Stock Exchange Index or some other traded stock exchange index (as defined by the Brazilian Securities Commission) and (2) are widely held, such that the controlling shareholder or companies it controls hold less than 50.0% of our shares.

In the event that the entity resulting from a merger, consolidation, incorporação de ações, or spin-off of a listed company fails to become a listed company within 120 days of the shareholders meeting at which such decision was made, the dissenting or non-voting shareholders may also exercise their withdrawal rights.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of those rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability.

If shareholders exercise withdrawal rights, they are entitled to receive equity value for the shares, based on the last balance sheet approved by the shareholders. If the resolution giving rise to the rights is made later than 60 days after the date of the last approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date. In this case, we must immediately pay 80.0% of the book value of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting.

According to Brazilian Corporate Law, we are permitted to redeem our shares if our shareholders decide to do so at a special meeting of the shareholders. The shares to be redeemed are to be chosen by lottery.

Registration of our Shares

Our shares are held in book-entry form with Banco Itau S.A., which requires presentation of a written order of the transferor or a judicial authorization or order to effect any transfers.

Preemptive Rights

Our shareholders have a general preemptive right to subscribe for shares in any capital increase according to the proportion of their shareholdings. Our shareholders also have a general preemptive right to subscribe for any convertible debentures, rights to acquire our shares and subscription warrants that we may issue. In accordance with our by-laws, a period of at least 30 days in the case of a private placement, following the publication of notice of the capital increase is allowed for the exercise of the preemptive right. Under Brazilian Corporate Law, holders are permitted to transfer or dispose of their preemptive rights for consideration.

In addition, Brazilian Corporate Law allows for corporate by-laws to give the board of directors the power to exclude preemptive rights or reduce the exercise period of such rights with respect to the issuance of new shares, debentures convertible into shares and subscription warrants up to the limit of the authorized share capital if the distribution of those shares is effected through a stock exchange, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company. Our by-laws currently have no such provision.

Anti-Takeover Effects of Certain Provisions of our By-laws

Some provisions of our by-laws may have the effect of discouraging, delaying or preventing hostile takeovers of our company. As is required for companies listed on the Novo Mercado, our by-laws provide that any person who purchases control of our company must conduct a tender offer for the remaining shares within 90 days at the same price per share paid for the controlling shares. In addition, if the new controlling shareholder owned any shares before its acquisition of control, the shareholder must pay, to any other shareholder from whom it has acquired shares on a stock exchange in the preceding six months, the difference between the price paid per share for the control block and the price paid in the other purchases. Although these requirements of the Novo Mercado are intended to protect minority shareholders, they may also discourage takeovers by increasing the cost and legal steps necessary to acquire control of a company.

Restriction on Certain Transactions by Controlling Shareholders, Directors, Executive Officers and Members of Our Fiscal Council

Our controlling shareholders, directors, executive officers and members of our fiscal council, who are considered insiders under Brazilian securities regulation, must abstain from trading in our securities, including derivatives based on our securities, in the following circumstances:

•	before the public disclosure of any material act or fact with respect to our business;

•	during the period preceding an established plan to merge with another company, consolidate, spin off part or all of our assets or reorganize;

•	during the 15-day period before the disclosure of our quarterly and annual financial statements; and

•	with respect to our controlling shareholders, directors and executive officers, in the event of acquisition or sale of our shares by us or the acquisition or sale of our shares by any of our controlled or affiliated companies or any other company under our common control.

Delisting From the Novo Mercado

We may, at any time, delist our common shares from the Novo Mercado, provided that shareholders representing a majority of our voting capital stock approve the decision and the São Paulo Stock Exchange is notified in writing at least 30 days in advance. Delisting of shares from the Novo Mercado does not require delisting from the São Paulo Stock Exchange.

If our common shares are delisted from the Novo Mercado, our controlling shareholders will be required to conduct a tender offer for the acquisition of our outstanding common shares within (1) 90 days from delisting or (2) 120 days from the shareholders’ meeting where our shareholders approved a corporate restructuring not in conformance with the Novo Mercado guidelines. In addition, we will not be permitted to have securities listed with the Novo Mercado for a period of two years after the delisting date, unless there is a change in control after the delisting.

Purchases by us of our own Shares

Our by-laws entitle our Board of Directors to approve the acquisition of our own shares. The decision to acquire our shares, to maintain the acquired shares in treasury or to cancel them may not, among other things:

•	result in the reduction of our share capital;

•	require the use of resources greater than our accumulated profits and the available reserves;

•	create, as a result of any action or inaction, directly or indirectly, any artificial condition relating to demand, supply or share price;

•	involve any unfair practice; or

•	be used for the acquisition of shares held by our controlling shareholders.

We may not keep in treasury more than 10.0% of our common shares, including the shares held by subsidiaries and affiliates.

Any acquisition by us of our own shares must be made on a stock exchange, except where the shares are registered only in an over-the-counter market and cannot be made in a private transaction. We may also purchase our own shares for the purpose of going private. Moreover, we may acquire or issue put or call options related to our shares.

Disclosure Requirements

We are subject to the reporting requirements established by Brazilian Corporate Law and the Brazilian Securities Commission. Furthermore, because we are listed on the Novo Mercado, we must also follow the disclosure requirements provided for by the Novo Mercado.

Disclosure of Information

Brazilian securities regulations require that a publicly held corporation provide the Brazilian Securities Commission and the relevant stock exchanges with periodic information that includes annual information statements, quarterly financial statements, quarterly management reports and independent auditor reports. Brazilian securities regulations also require public companies to file shareholders’ agreements and notices and minutes of shareholders’ meetings with the Brazilian Securities Commission.

We observe the Novo Mercado disclosure standards and are required to, among other things:

•	present a consolidated balance sheet, a consolidated statement of results and the accompanying letter to shareholders;

•	disclose any direct or indirect ownership interest, including beneficial ownership interest, exceeding five percent of our capital stock;

•	disclose the amount and characteristics of our securities held directly or indirectly by members of our management, our Board of Directors, our Conselho Fiscal or our controlling shareholders;

•	disclose changes in the amount of securities held by members of our management, our Board of Directors, our Conselho Fiscal or our controlling shareholders within the preceding 12 months;

•	include, in the explanatory notes to our financial statements, a cash flow statement;

•	disclose the amount of free float shares and their respective percentage in relation to total shares outstanding; and

•	prepare annual and quarterly financial statements in accordance with US GAAP or International Accounting Standards starting in 2006.

Disclosure of Trading by Insiders

Brazilian securities regulations require our controlling shareholders, management, members of our fiscal council and any other technical or advisory body to disclose to us, the Brazilian Securities Commission and the São Paulo Stock Exchange the number and types of securities issued by us, our subsidiaries and our controlling companies that are held by them or by persons closely related to them and any changes in their respective ownership positions. The information regarding the acquisition of such securities (amount, price and date of acquisition) must be provided to us within 10 days of the end of the month in which they were acquired.

Disclosure of Material Developments

Under Brazilian securities regulations, we must disclose any material development related to our business to the Brazilian Securities Commission and the São Paulo Stock Exchange. We are also required to publish a notice of those material developments. A development is deemed material if it has a material impact on the price of our securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities. Under special circumstances, we may submit to the Brazilian Securities Commission a request for confidential treatment for certain material developments.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

We appointed The Bank of New York as our Depositary pursuant to a deposit agreement dated as of May 9, 2002, among us, the Depositary and you, as an ADR holder, to act as the depositary for our ADSs. The Depositary’s Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286. The Depositary’s principal executive office is located at One Wall Street, New York, New York 10286. American Depositary Shares are frequently referred to as ADSs and represent ownership interests in securities that are deposited with the Depositary’s Custodian. ADSs are evidenced by certificates that are commonly known as American Depositary Receipts or ADRs. The Depositary’s Custodian is Banco Itaú S.A., located at Rua Boa Vista, 176, São Paulo, SP, Brazil.

A copy of the deposit agreement is on file with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You should refer to Registration Number 333-86118 when retrieving your copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by the terms of the deposit agreement and not by this summary. You should review the deposit agreement in its entirety.

Each ADS represents the right to receive 250 of our common shares on deposit with the Custodian. An ADS will also represent the right to receive any other property received by the Depositary or the Custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the Depositary. The Depositary will actually hold the common shares represented by the ADSs. We will not treat holders of ADSs as shareholders of our company. The deposit agreement and the ADSs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of Brazil, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either directly by means of an ADR registered in your name or indirectly through a brokerage account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends And Other Distributions

The Depositary has agreed to pay to you the cash dividends or other distributions it or the Custodian receives on common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADRs represent.

Cash

The Depositary will convert any cash dividend or other cash distribution we pay on the common shares into US dollars, if it can do so on a reasonable basis and can transfer the US dollars to the United States. If that is not possible or if any approval from the Brazilian government is needed and cannot be obtained, the agreement allows the Depositary to distribute the reais only to those ADR holders to whom it is possible to do so. It will hold the reais it cannot convert for the account of the ADR holders who have not been paid. It will not invest the reais and it will not be liable for the interest.

Before making a distribution, any withholding taxes that must be paid under Brazilian law will be deducted. The Depositary will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert reais, you may lose some or all of the value of the distribution.

Common shares

The Depositary may distribute new ADRs representing any common shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Depositary will only distribute whole ADRs. It will sell common shares which would require it to use a fractional ADR and distribute the net proceeds in the same way it does with cash. If the Depositary does not distribute additional ADRs, it and we may modify the ADR to common share ratio, in which case each ADR will also represent the new common shares.

Rights to receive additional common shares

If we offer holders of our common shares any rights to subscribe for additional common shares or any other rights, the Depositary may make these rights available to you. We must first instruct the Depositary to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions and the Depositary decides it is practical to sell the rights, the Depositary will sell the rights and distribute the proceeds, in the same way as it does with cash. The Depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the Depositary makes rights available to you, upon instruction from you, it will exercise the rights and purchase the common shares on your behalf. The Depositary will then deposit the common shares and issue ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges you are required to pay in respect of the rights.

US securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, the Depositary may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for the changes needed to put the restrictions in place.

Other Distributions

The Depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case the ADRs will also represent the newly distributed property.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADRs, common shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, common shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The Depositary will deliver ADRs if you or your broker deposit common shares or evidence of rights to receive common shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its office to the persons you request.

You may turn in your ADRs at the Depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver (1) the underlying common shares to an account designated by you and (2) any other deposited securities underlying the ADR at the office of the Custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its office.

Voting Rights

You will not be entitled to attend shareholders’ meetings. You may instruct the Depositary to vote the number of common shares your ADSs represent. The Depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to. These materials will describe the matters to be voted on and explain how you may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by the date set by the Depositary.

The Depositary will try, as far as is practical, subject to Brazilian law and the provisions of our constitutive documents, to vote the number of common shares or other deposited securities represented by your ADSs as you instruct. The Depositary will only vote or attempt to vote as you instruct.

We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to instruct the Depositary to vote your common shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your common shares are not voted as you requested.

Record Dates

The Depositary may fix record dates for the determination of the ADR holders who will be entitled, subject to the provisions of the deposit agreement:

•	to receive a dividend, distribution or rights; or

•	to give instructions for the exercise of voting rights for a meeting of holders of common shares or other deposited securities.

Reports and Other Communications

The Depositary will make available for inspection by ADR holders any written communications from us which are both received by the Custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. These communications will be furnished in English when so required by any rules or regulations of the SEC.

Books of Depositary

The Depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. You may inspect such records at the Depositary’s Corporate Trust Office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement.

The Depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Fees and Expenses

As a holder of ADSs, you will be required to pay the following service fees to the Depositary:

Service	Fees
• Issuance of an ADS, including as a result of a distribution of common shares or rights or other property	Up to US$5.00 per 100 ADSs or portion thereof

• Cancellation of an ADS, including if the deposit agreement terminates	Up to US$5.00 per 100 ADSs or portion thereof

• Cash payment	Up to US$0.02 per ADS

• Transfer and registration of common shares on the share register of the Brazilian registrar from your name to the name of the Depositary or its agent when you deposit or withdraw common shares	Registration or Transfer Fees

• Conversion of reais to US dollars	Expenses of the Depositary

• Cable, telex and facsimile transmission expenses	Expenses of the Depositary

• Servicing of common shares or deposited securities	Expenses of the Depositary

• Depositary services; provided that this fee will not be charged if a fee of US$0.02 was charged in the same calendar year for a cash distribution	Up to US$0.02 per ADS per calendar year

As a holder of ADSs, you may also have to pay taxes and other governmental charges the Depositary or the Custodian have to pay on any ADR or common share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Depositary may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we change the nominal or par value of our common shares or reclassify, split up or consolidate any of the deposited securities, then the cash, common shares or other securities received by the Depositary will become deposited securities. Each ADR will automatically represent its equal share of the new deposited securities.

If we distribute securities on the common shares that are not distributed to you or if we recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action, then the Depositary may, and will if we ask it to, distribute some or all of the cash, common shares or other securities it received. The Depositary may also issue new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

We may agree with the Depositary to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADR holders, it will only become effective 30 days after the Depositary notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The Depositary will terminate the deposit agreement if we ask it to do so. The Depositary may also terminate the deposit agreement if the Depositary has told us that it would like to resign and we have not appointed a new Depositary within 90 days. In both cases, the Depositary must notify you at least 30 days before termination.

After termination, the Depositary and its agents will be required to do only the following under the deposit agreement: (1) collect distributions on the deposited securities and (2) deliver common shares and other deposited securities upon cancellation of ADRs. After 60 days after the date of termination, the Depositary will, if practical, sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Depositary’s only obligations will be to account for the proceeds of the sale and other cash. After termination our only obligations will be with respect to indemnification and to pay certain amounts to the Depositary.

Limitations on Obligations and Liability to ADR Holders

The deposit agreement expressly limits our obligations and the obligations of the Depositary, and it limits our liability and the liability of the Depositary. We and the Depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit of other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any ether party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will issue or register transfer of an ADR, make a distribution on an ADR, or withdrawal of common shares, the Depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer of registration fees charged by third parties for the transfer of any common shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Depositary may refuse to deliver, transfer, or register transfers of ADRs generally when the Depositary’s books or our books are closed, or at any time if the Depositary or we think it is advisable to do so.

You have the right to cancel your ADRs and withdraw the underlying common shares at any time except:

•	when temporary delays arise because: (1) the Depositary or we have closed our transfer books; (2) the transfer of common shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the common shares;

•	when you or other ADR holders seeking to withdraw common shares, owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADRs

In certain circumstances, subject to the provisions of the deposit agreement, the Depositary may deliver ADRs before deposit of the underlying common shares. This is called a pre-release of the ADR. The Depositary may also deliver common shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying common shares are delivered to the Depositary. The Depositary may receive ADRs instead of common shares to close out a pre-release. The Depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the Depositary in writing that it or its customer owns the common shares or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash or other collateral that the Depositary considers appropriate; and (3) the Depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the Depositary will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

DIVIDENDS AND DIVIDEND POLICY

Amounts Available for Distribution

At each annual shareholders’ meeting, the Board of Directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, net profits are defined as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and of any amounts allocated to employee and management participation in our profits for such fiscal year. In accordance with the Brazilian Corporate Law, the amounts available for dividend distribution are the amounts equal to our net profits less any amounts allocated from such net profits to:

•	the legal reserve; and

•	a contingency reserve for anticipated losses.

We are required to maintain a legal reserve, to which we must allocate 5% of adjusted net income for each fiscal year until the amount for such reserve equals 20.0% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the aggregate amount of the legal reserve plus our other established capital reserves exceeds 30.0% of our capital. Net losses, if any, may be charged against the legal reserve. As of June 30, 2004, the balance of our legal reserve was R$146.3 million, which was equal to 4.3% of our paid-in capital.

The Brazilian Corporate Law also provides for two discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the mandatorily distributable amount exceeds the sum of “realized net profits” in a given year, such excess may be allocated to an unrealized revenue reserve. Under the Brazilian Corporate Law, “realized net profits” is defined as the amount by which net profits exceed the sum of (1) net positive results, if any, from the equity method of accounting for earnings and losses of subsidiaries and certain affiliates, and (2) the profits, gains or returns that will be received by the company after the end of the next fiscal year related to transactions already undertaken by our company.

Under the Brazilian Corporate Law, any company may, by a provision in its by-laws, create a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and maximum amount of the reserve. We may also allocate a portion of our net profits for discretionary appropriations for plan expansion and other capital investment projects, the amount of which would be presented by management and approved by shareholders through their approval of our capital budget. Capital budgets for more than one year must be revised at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. As of June 30, 2004, we had an investment reserve of R$1,252.5 million.

The amounts available for distribution may be increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. The amounts available for distribution are determined on the basis of unconsolidated financial statements prepared in accordance with the Brazilian Corporate Law Method.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of unconsolidated financial statements prepared in accordance with the Brazilian Corporate Law Method.

Mandatory Distribution

The Brazilian Corporate Law generally requires that the by-laws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distribution. Under our by-laws, the mandatory distribution has been fixed at an amount equal to not less than 25.0% of our net profits, reduced by amounts allocated to our legal reserve, if any, and the contingency reserve, if any, and increased by any reversals of the contingency reserve.

The mandatory distribution is based on a percentage of adjusted net profits, rather than a fixed monetary amount per share. The Brazilian Corporate Law, however, permits a publicly held company, such as us, to suspend the payment of the mandatory distribution if the board of directors reports to the shareholders’ meeting that the distribution would be inadvisable in view of the company’s financial condition. The Conselho Fiscal must also submit a recommendation on the proposed suspension. The suspension is subject to approval of holders of common shares. The board of directors must file a justification for any suspension of payment of the mandatory distribution with the Brazilian Securities Commission. Profits not distributed by virtue of the suspension mentioned above shall be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial condition of such company permits such payments.

Payment of Dividends

We are required by the Brazilian Corporate Law and by our by-laws to hold an annual shareholders’ meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year. Under the Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments as described under “—Record of Dividend Payments and Interest Attributed to Shareholders’ Equity”) in respect of its shares, after which the amount of the unclaimed dividends reverts to us. The Depositary will convert the foreign currency to be used for payments to ADS holders as soon as practicable upon receipt of those payments from us.

Our by-laws do not permit us to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester.

In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying our ADSs are held in Brazil by Banco Itaú S.A., also known as the Custodian, as agent for the Depositary, which is the registered owner on the records of their registrar for our common shares. Our current registrar is Banco Itaú S.A. The Depositary electronically registers the common shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil.

Payments of cash dividends and distributions, if any, will be made in reais to the Custodian on behalf of the Depositary, which will then convert such proceeds into US dollars and will cause such US dollars to be delivered to the Depositary for distribution to holders of ADSs. Under current Brazilian law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding income tax, except for dividends declared based on profits generated prior to January 1, 1996.

Record of Dividend Payments and Interest on Shareholders’ Equity

Brazilian corporations are permitted to distribute dividends in the form of a tax-deductible notional interest expense on shareholders’ equity in accordance with Law No. 9, 249, dated December 26, 1995, as amended. The rate at which tax-deductible interest may be paid is limited to the product of the average Long-Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP) published by the Brazilian government and shareholders’ equity during the relevant period and cannot exceed the greater of:

•	50.0% of net income (before taking into account such distribution and any deductions for income taxes and after taking into account any deductions for social contributions on net profits) for the period in respect of which the payment is made; and

•	50.0% of accumulated profits and profit reserves. Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15.0% or 25.0% if the beneficiary is resident in a tax haven. See “Taxation”. The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distribution. Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, is at least equal to the mandatory distribution. When we distribute interest on shareholders’ equity, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply. All payments to date were accounted for as part of the mandatory distribution.

Dividend Policy

We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by the Brazilian Corporate Law and our by-laws. Our Board of Directors may approve the distribution of dividends and/or interest on shareholders’ equity, calculated based on our semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our Board of Directors and shareholders. Within the context of our tax planning, we may in the future continue determining that it is to our benefit to distribute interest on shareholders’ equity.

The following table sets forth the distributions of net income that we made, or will make, to our shareholders in respect of our 2000, 2001, 2002, 2003 and 2004 (up to June 30) net income. All these amounts distributed or to be distributed were or will be in the form of interest on shareholders’ equity.

Distributions out of net income

Period	Net income(1)	Aggregate amount distributed(1)	Payment per 1,000 shares	Payment per ADS	Pay-out ratio%(2)	Payment Dates
	(in reais)
1999	(235.5)	—	—	—	—	—
2000	521.4	539.6	18.97	—	103.5	(3)
2001	216.2	489.8	17.20	—	226.6	(4)
2002	(650.5)	108.2	3.80	0.95	N/A	(5)
2003	833.3	504.1	17.70	4.42	60.5	(6)
2004 (up to June 30)	42.2	39.3	1.38	0.35	93.3	(7)

(1)	In millions of reais.
(2)	Represents distributions divided by net income.
(3)	November 22, 2000 and December 26, 2000.
(4)	June 25, 2002.
(5)	June 24, 2003.
(6)	June 29, 2004.
(7)	Shall be paid no later than 60 days after the 2005 annual shareholders’ meeting.

On February 26, 2004, our Board of Directors approved the payment of dividends, in the form of interest on shareholders’ equity, in the amount of R$39.3 million, to be paid within 60 days after our 2005 shareholders’ meeting to shareholders of record as of March 15, 2004.

TAXATION

This summary contains a description of certain Brazilian and US federal income tax consequences of the purchase, ownership and disposition of common shares or ADSs by a holder.

The summary is based upon the tax laws of Brazil and the United States as in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, and to differing interpretations. Holders of common shares or ADSs should consult their own tax advisors as to the Brazilian, US or other tax consequences of the purchase, ownership and disposition of common shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Although there presently is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions in the past regarding such a treaty. No assurance can be given, however, as to if or when a treaty will enter into force or how it will affect the US holders of common shares or ADSs.

Brazilian Tax Considerations

General

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of common shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil, also called a non-Brazilian holder, for purposes of Brazilian taxation and, in the case of a holder of common shares, which has registered its investment in common shares at the Central Bank as a US dollar investment.

Pursuant to Brazilian law, investors may invest in our common shares under Resolution No. 2,689, of January 26, 2000, of the National Monetary Council.

The rules of Resolution No. 2,689 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

Pursuant to the rules, foreign investors must: (1) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (2) complete the appropriate foreign investor registration form; (3) register as a foreign investor with the Brazilian Securities Commission; and (4) register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the Brazilian Securities Commission. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the Brazilian Securities Commission with the exception of certain immaterial transactions.

Taxation of Gains

According to Law No. 10,833 of December 29, 2003, the disposition of assets located in Brazil by a non-Brazilian holder, whether to other non-Brazilian holders or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of this law, considering the general and unclear scope of legislation and the lack of judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

For purposes of Brazilian taxation, there are two types of non-Brazilian holders of ADSs or common shares: (1) non-Brazilian holders that are not resident or domiciled in a tax haven jurisdiction (i.e., a jurisdiction that does not impose income tax or where the maximum income tax rate is lower than 20.0% and where internal legislation imposes restrictions on the disclosure of share or investment ownership), and that, in the case of holders of ADSs or common shares, are registered before the Central Bank and the Brazilian Securities Commission to invest in Brazil in accordance with Resolution No. 2,689; and (2) other non-Brazilian holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investors that are located in a tax haven jurisdiction. The investors identified on clause (1) above are subject to favorable tax treatment in Brazil, as described below.

The deposit of common shares in exchange for ADSs may be subject to Brazilian capital gains at the rate of 15.0%, or 25.0% in case of tax haven jurisdiction investor, if the amount previously registered with the Central Bank as a foreign investment in our common shares is lower than (1) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such a case, the difference between the amount previously registered and the average price of our common shares calculated as above, will be considered a capital gain. Such taxation is not applicable in case of investors registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction, which are tax exempt. The withdrawal of ADSs in exchange for common shares is not subject to Brazilian tax. On receipt of the underlying common shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the US dollar value of such shares with the Central Bank as described below in “—Registered Capital”.

Non-Brazilian holders registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction are subject to income tax imposed at a rate of 15.0% on gains realized on sales or exchanges of our common shares that occur in Brazil or with a resident of Brazil, other than in connection with a transaction on the Brazilian stock, future or commodities exchange. With reference to proceeds of a redemption or of a liquidating distribution with respect to our common shares, the difference between the amount effectively received by the shareholder and the amount of foreign currency registered with the Central Bank, translated in reais at the commercial market rate on the date of the redemption or liquidating distribution, will be also subject to income tax at a rate of 15% once such transactions are treated as a sale or exchange not carried out on the Brazilian stock, future and commodities exchange. In both cases, the rate increases to 25.0% if the non-Brazilian holder is located in a tax haven jurisdiction.

Gains realized arising from transactions on the Brazilian stock, future or commodities exchanges by an investor registered under Resolution No. 2,689 which is not located in a tax haven jurisdiction are exempt from Brazilian income tax. As of January 1, 2000, the preferential treatment under Resolution No. 2,689 is no longer applicable if the non-Brazilian holder of our ADSs or common shares is resident in a tax haven jurisdiction in accordance with Law No. 9,959 of January 27, 2000. As a consequence, gains realized on transactions performed by such holder on the Brazilian stock, future or commodities exchange are subject to income tax at a rate of 20%.

Therefore, non-Brazilian holders are subject to income tax imposed at a rate of 20.0% on gains realized on sales or exchanges of common shares that occur on the São Paulo Stock Exchange unless such a sale is made by a non-Brazilian holder which is not resident in a tax haven jurisdiction and (1) such sale is made within five business days of the withdrawal of such common shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the Brazilian Securities Commission. In these two cases, the transaction will be tax exempt. The “gain realized” is the difference between the amount in reais realized on the sale or exchange and the acquisition cost measured in reais, without any correction for inflation, of the shares sold. The “gain realized” as a result of a transaction that occurs other than on the São Paulo Stock Exchange will be the positive difference between the amount realized on the sale or exchange and the acquisition cost of our common shares, both such values to be taken into account in reais; there are grounds, however, to hold that the

“gain realized” should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into reais at the commercial market rate on the date of such sale or exchange. There is no assurance that the current preferential treatment for holders of our ADSs and some non-Brazilian holders of our common shares under Resolution No. 2,689 will continue in the future. Any exercise of preemptive rights relating to our common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to our common shares by the Depositary on behalf of holders of our ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of common shares.

Taxation of Dividends

Dividends, including stock dividends and other dividends paid in property, paid by us to the Depositary in respect of our ADSs, or to a non-Brazilian holder in respect of our common shares, are currently not subject to withholding income tax, provided that they are paid out of profits generated as of or after January 1, 1996 (or out of reserves derived therefrom). We do have retained earnings generated prior to January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to taxation at varying rates, except in the case of stock dividends, which are not subject to withholding income tax in Brazil unless we redeem our common shares within five years from such distribution or the non-Brazilian holder sells our common shares in Brazil within such five year period.

Taxation of Interest on Shareholders’ Equity

Any payment of interest on shareholders’ equity (see “Dividends and Dividend Policy—Record of Dividend Payments and Interest on Shareholders’ Equity”) to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax at the rate of 15.0% at the time we record such liability, whether or not the effective payment has been made at that time. In the case of non-Brazilian residents that are resident in a tax haven jurisdiction, the applicable rate for income tax is 25.0%.

Taxation of Foreign Exchange Transactions (“IOF/Câmbio”)

Under Decree No. 4,494 of December 3, 2002, the conversion into Brazilian currency of proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market (including those in connection with an investment in common shares or ADSs and those under Resolution No. 2,689) and the conversion into foreign currency of proceeds received by a non-Brazilian holder is subject to a tax on exchange transactions known as IOF/Câmbio, which is currently zero on most transactions. However, according to Law No. 8,894, of June 21, 1994, the IOF/Câmbio rate may be increased at any time to a maximum of 25.0% by a decision of the Minister of Finance, but only in relation to future exchange transactions.

Tax on Bonds and Securities Transactions (“IOF/Títulos”)

Law No. 8,894 created the Tax on Bonds and Securities Transactions, or IOF/Títulos, which may be imposed on any transactions involving bonds and securities effected in Brazil, even if these transactions are performed on the Brazilian stock, futures or commodities exchange. As a general rule, the rate of this tax is currently zero but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

Other Brazilian Taxes

Generally there are no inheritance, gift, succession, stamp or other taxes in Brazil with respect to the ownership, transfer, management or any other disposition of common shares or ADSs by a non-Brazilian holder, except for gift and inheritance taxes, which are levied by some states of Brazil on gifts or bequests by individuals or entities not resident or domiciled in Brazil to individuals or entities resident or domiciled in Brazil.

Temporary Contribution on Financial Transactions (“CPMF”)

As a general rule, all funds transferred in connection with financial transactions in Brazil are subject to the CPMF which is levied at a rate of 0.387%. Therefore, transactions by the Depositary or by holders of common shares which involve the transfer of Brazilian currency through Brazilian financial institutions could be subject to the CPMF tax. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. The CPMF is set to expire in December 2007. Nevertheless, the Federal Government might decide to transform the CPMF into a permanent tax.

Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdictions

Law No. 9,779 of January 1, 1999, states that, with the exception of limited prescribed circumstances, income derived from operations by a beneficiary resident or domiciled in a country considered a tax haven is subject to withholding income tax at the rate of 25.0%. Tax havens are considered to be countries which do not impose any income tax or which impose such tax at a maximum rate of less than 20.0%.

Registered Capital

The amount of an investment in common shares held by a non-Brazilian holder who obtains registration under Resolution No. 2,689, or by the Depositary representing such holder, is eligible for registration with the Central Bank. Such registration (the amount so registered being called registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such common shares. The registered capital for each common share purchased as part of the ADS offering or purchased in Brazil after the date hereof, and deposited with the Depositary will be equal to its purchase price (in US dollars). The registered capital for a common share that is withdrawn upon surrender of an ADS will be the US dollar equivalent of:

•	the average price of a common share on the Brazilian stock exchange on which the greatest number of such shares were sold on the day of withdrawal; or

•	if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such withdrawal.

The US dollar value of the average price of common shares is determined on the basis of the average of the US dollar/real commercial market rates quoted by the Central Bank information system on the date (or, if the average price of common shares is determined under the second option above, the average of such average quoted rates on the same 15 dates used to determine the average price of common shares).

A non-Brazilian holder of common shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in US dollars, received by the non-Brazilian holder. See “Risk Factors—Risks Relating to Brazil—The relative volatility and illiquidity of the Brazilian securities market may substantially limit your ability to sell the common shares underlying the ADSs at the prices and time you desire”.

United States Taxation

The discussion below is applicable to you only if you are a US holder that is not domiciled in Brazil (or domiciled or resident in a tax haven jurisdiction) for purposes of Brazilian taxation and, in the case of a holder of common shares, that has registered its investment in common shares with the Central Bank as a US dollar investment. A US holder is a beneficial owner of a common share or ADS that for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person for United States federal income tax purposes.

Except where noted, this summary deals only with common shares or ADSs held as capital assets by US holders that are initial purchasers of the common shares or ADSs and does not deal with special situations, such as those of banks, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, insurance companies, real estate investment trusts, regulated investment companies, persons holding common shares or ADSs as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons liable for alternative minimum tax, investors in a pass-through entity, persons owning 10.0% or more of our voting stock, or persons whose “functional currency” is not the US dollar, tax exempt entities, grantor trusts and persons that received shares or ADSs as compensation for the performance of services. Furthermore, this discussion set forth under “United States Taxation” is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and existing, proposed and temporary regulations, rulings and judicial and administrative decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, such summary is based, in part, upon representations made by the Depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common shares or ADSs, you should consult your tax advisors.

ADSs

In general, for United States federal income tax purposes, US holders of ADSs will be treated as the owners of the underlying common shares that are represented by such ADSs. Deposits or withdrawals of common shares by US holders for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

The gross amount of distributions (other than certain distributions, if any, of common shares or ADSs distributed pro rata to all our shareholders, including holders of ADSs, with respect to common shares or ADSs) paid to you (including amounts withheld by the Brazilian taxing authority, if any, and any payments of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations”) will be treated as dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income when actually or constructively received by you, in the case of common shares, or when actually or constructively received by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. Under current law, dividends made in taxable years beginning before December 31, 2008 by non-corporate U.S. investors on shares (or ADSs backed by such shares) of certain foreign corporations will be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. If such non-corporate U.S. holders satisfy certain holding period and risk requirements, they may be eligible for the reduced rate of 15% on any dividends paid by us. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized on a subsequent disposition of our common shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

The amount of any dividend paid in reais will equal the US dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, or by the Depositary, in the case of ADSs, regardless of whether the reais are converted into US dollars. If the reais received as a dividend are not converted into US dollars on the date of receipt, you will have a basis in the reais equal to their US dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as United States source ordinary income or loss.

Subject to certain limitations, Brazilian withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against a US holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares will be treated as income from sources outside the United States and will generally constitute “passive income” or, in the case of certain US holders, “financial services income”. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, a US holder that (i) has held common shares or ADSs for less than a specific minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common shares or ADSs. In addition, a US holder that holds the shares in certain arrangements in which the US holder’s expected economic profits are insubstantial may not be allowed a foreign tax credit for such foreign taxes. The rules governing the foreign tax credit are complex. You should consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

A holder that is not a US holder, will generally not be subject to United States federal income or withholding tax on dividends received on our common shares or ADSs, unless such holder conducts a trade or business in the United States and such income is effectively connected with that trade or business.

Taxation of Capital Gains

For United States federal income tax purposes, you generally will recognize taxable gain or loss on any sale, exchange or other disposition of a common share or ADS in an amount equal to the difference between the US dollar value of the amount realized for the common share or ADS and your adjusted tax basis in the common share or ADS, determined in US dollars. The initial tax basis of common shares or ADSs to a US holder will be the US dollar value of the reais denominated purchase price determined on the date of purchase. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis US holder, or, if it elects, an accrual basis US holder, will determine the dollar value of the cost of such ordinary shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of US dollars to reais and the immediate use of that currency to purchase common shares or ADSs generally will not result in taxable gain or loss for a US holder.

With respect to the sale or exchange of common shares or ADSs, the amount realized generally will be the US dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis US holder and (2) the date of disposition in the case of an accrual basis US holder. If the ordinary shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the US dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Such gain or loss will be capital gain or loss. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held our common shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, a US holder may not be able to use the foreign tax credit arising from Brazilian tax imposed, if any, on the disposition of a common share or ADS unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our common shares or ADSs or the proceeds received on the sale, exchange, or redemption of our ADSs paid within the United States (and in certain cases, outside of the United States) to you unless you are an exempt recipient (such as a corporation), and backup withholding may apply to such amounts if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full interest and dividends required to be shown on your federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a refund or credit against your United States federal income tax liability provided you furnish the required information to the Internal Revenue Service.

UNDERWRITING

The offering consists of

•	an offering of a total of common shares in the form of ADSs outside Brazil, and

•	an offering of a total of common shares inside Brazil.

Citigroup Global Markets Inc. is acting as global coordinator for the ADS and Brazilian offerings. Citigroup Global Markets Inc. is acting as sole bookrunner and Unibanco Securities Inc. is acting as co-manager of the underwriters named below for the ADS offering.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and the selling shareholders have agreed to sell to that underwriter, the number of ADSs set forth opposite the name of the underwriter.

Underwriter	Number of ADSs
Citigroup Global Markets Inc.

Unibanco Securities Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs included in the ADS offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obliged to purchase all the ADSs (other than those covered by the over-allotment option described below) if they purchase any of the ADSs. The selling shareholders also have entered into a Brazilian underwriting agreement with a syndicate of underwriters providing for the concurrent offer and sale of              common shares in Brazil. The ADS offering and the Brazilian offering are each conditioned on the closing of the other.

The underwriters propose to offer some of the ADSs directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not to exceed US$              per ADS. The underwriters may allow, and the dealers may reallow, a concession not to exceed US$              per ADS on sales to other dealers. If all of the ADSs are not sold at the initial offering price, Citigroup may change the public offering price and the other selling terms.

The underwriters for the ADS and Brazilian offerings have entered into an intersyndicate agreement in which they agree to certain arrangements with respect to where and to whom they and any dealer purchasing from them may offer ADSs and common shares. The number of ADSs to be offered outside Brazil and the number of common shares to be offered in Brazil are subject to reallocation, without any limitation, between the offering outside Brazil and the offering in Brazil, as may be determined by Citigroup.

The selling shareholders have granted to Citigroup, as global coordinator for the offerings, an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional common shares, which can be in the form of ADSs, at the public offering price less the underwriting discount. Citigroup may exercise the option solely for the purpose of covering over-allotments, if any, in connection with the offerings. To the extent the option is exercised, each underwriter must purchase a number of additional common shares or ADSs approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors and the selling shareholders have agreed that, subject to certain exceptions, for a period of 90 days from the date of the underwriting agreement, we will not, without the prior written consent of Citigroup, dispose of or hedge any of our common shares or any securities convertible into or exchangeable for our common shares. Citigroup, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any ADSs included in the ADS offering to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any ADSs included in the ADS offering in circumstances in which section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in the ADS offering in, from or otherwise involving the United Kingdom.

The ADSs are listed on the New York Stock Exchange under the symbol “SBS.”

The following table shows the underwriting discounts and commissions that the selling shareholders are to pay to the underwriters in connection with the ADS offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Paid by Selling shareholders
	No Exercise	Full Exercise
Per ADS	US$	US$

Total	US$	US$

In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell ADSs in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ADSs in excess of the number of ADSs to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of ADSs made in an amount up to the number of ADSs represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of ADSs in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of ADSs in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of ADSs in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases ADSs originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the ADSs. They may also cause the price of the ADSs to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters will pay all expenses of the offering (other than fees and expenses of our auditors and counsel for us and for the selling shareholders). We estimate that the total expenses will be $            .

We expect to deliver the ADSs against payment on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the fifth business day following the date of the pricing of the ADSs. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the ADSs on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the ADSs initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. As of the date of this prospectus, Unibanco holds approximately US$22.0 million of our US dollar-denominated debt and R$269.4 million of our real-denominated debt.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Citigroup may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Citigroup will allocate ADSs to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

VALIDITY OF SECURITIES

The validity of the ADSs will be passed upon for us and the selling shareholders by Clifford Chance US LLP, New York, New York, our US counsel. Certain legal matters will be passed upon for the underwriters of the ADS offering by White & Case LLP, New York, New York. The validity of the common shares and other matters governed by Brazilian law will be passed upon for us by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, São Paulo, Brazil, our Brazilian counsel, and for the underwriters of the ADS offering by Machado, Meyer, Sendacz e Opice Advogados, São Paulo, Brazil.

EXPERTS

The financial statements as of December 31, 2002 and for each of the two years in the period ended December 31, 2002, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Auditores Independentes, Centro Empresarial Aqua Branca, Avenida Francisco Matarazzo, 1400, Torre Torino, 05001-970, São Paulo, SP, Brazil, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements as of and for the year ended December 31, 2003, included and incorporated by reference in this prospectus, have been audited by Deloitte Touche Tohmatsu Auditores Independentes, Rua Alexandre Dumas, 1981, SP, Brazil, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed with the US Securities and Exchange Commission, or the SEC, a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the US Securities Act of 1933, as amended, also known as the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement.

We are subject to the periodic reporting and other informational requirements of the US Securities Exchange Act of 1934, as amended, also known as the Exchange Act. Accordingly, we are required to file reports and other information with the SEC. You may inspect and copy reports and other information to be filed by us at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, including us. You may also find additional information about us on our website at http://www.sabesp.com.br. You may also inspect this material at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. In addition to the public reference facilities maintained by the SEC and the New York Stock Exchange, you may obtain a copy of the registration statement upon written request from the Depositary for the ADSs at its corporate trust office located at 101 Barclay Street, New York, New York 10286.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic US registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we intend to furnish our shareholders with annual reports containing financial statements audited by our independent accountants and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We plan to file quarterly financial statements with the SEC within two months of the end of the first three quarters of our fiscal year, and we will plan to file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from the end of our fiscal year on December 31.

We also intend to furnish to the depository annual reports in English including audited annual financial statements and unaudited quarterly financial statements in English for each of the first three quarters of the fiscal year. We also intend to furnish to the Depositary English translations or summaries of all notices of shareholders’ meetings and other reports and communications that are made generally available to holders of common shares. Upon receipt, if requested in writing by us, the Depositary will promptly mail copies of those notices, reports and communications to all holders of ADSs.

We also file financial statements with the Brazilian Securities Commission located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

We are a mixed capital company (sociedade de economia mista) organized under the laws of Brazil. All of our directors and officers and certain advisors named herein and the selling shareholders reside in Brazil. All of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for investors to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil.

We have been advised by our Brazilian counsel, Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, São Paulo, Brazil, that subject to specific requirements described below, judgments of US courts for civil liabilities based upon the US federal securities laws may be enforced in Brazil. A judgment against us, the selling shareholders or the persons described above obtained outside Brazil would be enforceable in Brazil, without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Federal Supreme Court. That confirmation will occur if the foreign judgment:

•	fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted;

•	is issued by a competent court after proper service of process is made in accordance with Brazilian law;

•	is not subject to appeal;

•	is for payment of a sum certain;

•	is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese; and

•	is not contrary to Brazilian national sovereignty, public policy or public morality.

We cannot assure you that the confirmation process described above will be conducted in a timely manner or that Brazilian courts would enforce a monetary judgment for violation of the US Federal securities laws with respect to the ADSs and the common shares represented thereby. The selling shareholders have also been advised by our Brazilian counsel that:

•	original actions based on the US Federal securities laws may be brought in Brazilian courts and that, subject to Brazilian public policy and national sovereignty, Brazilian courts may enforce liabilities in such actions against us, our directors, certain of our officers, the advisors named herein and the selling shareholders;

•

the ability of a judgment creditor of us or the other persons named above to satisfy a judgment by attaching our assets or those of the selling shareholders is limited by provisions of Brazilian law. For example, under Brazilian law, none of our assets which are essential to our ability to render public services are subject to seizure or attachment and the public property of the selling shareholders is not subject to execution or attachment, either prior or after judgment; and

•	the execution of a judgment against the selling shareholders may be delayed as payment of such judgment must be made pursuant to the State’s budget in a subsequent fiscal year.

A plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by a Brazilian judge. This requirement does not apply to the enforcement of foreign judgments which have been duly confirmed by the Brazilian Federal Supreme Court.

Our Brazilian legal counsel, Mattos Filho, Veiga Filho Marrey Jr. e Quiroga Advogados, located at Alameda Joaquin Eugênio de Lima, 447, São Paulo, SP, 01403-001 Brazil, has consented to the inclusion of their name above and the statements attributed to them.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Companhia de Saneamento Básico do Estado de São Paulo — SABESP

(1)	We have audited the accompanying balance sheet of Companhia de Saneamento Básico do Estado de São Paulo — SABESP (a Brazilian Corporation) as of December 31, 2003 and the related statements of operations, changes in shareholders’ equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

(2)	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

(3)	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo — SABESP as of December 31, 2003 and the results of its operations and changes in financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

(4)	Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for the year ended December 31, 2003 and the determination of shareholders’ equity as of December 31, 2003, to the extent summarized in Note 24 to the financial statements.

/s/	DELOITTE TOUCHE TOHMATSU
Auditores Independentes

São Paulo, Brazil
May 3, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders

Companhia de Saneamento Básico do

Estado de São Paulo—SABESP

1	We have audited the accompanying balance sheet of Companhia de Saneamento Básico do Estado de São Paulo—SABESP (the “Company”) as of December 31, 2002, and the related statements of operations, of changes in shareholders’ equity and of changes in financial position for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and the changes in its financial position for each of the two years in the period ended December 31, 2002, in conformity with the accounting practices adopted in Brazil.

4	In 2002 the Company changed its method of accounting for pension obligations under the accounting practices adopted in Brazil (Note 13(d)).

5	Accounting practices adopted in Brazil vary in certain respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations and shareholders’ equity for the years ended December 31, 2002 and 2001 to the extent summarized in Note 25 of the financial statements.

PricewaterhouseCoopers	March 12, 2003
Auditores Independentes	São Paulo, Brazil

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

BALANCE SHEETS

(In thousands of Brazilian reais—R$)

	June 30, 2004	December 31,
ASSETS		2003	2002
	(unaudited)
CURRENT ASSETS
Cash and cash equivalents (Note 4)	102,905	281,013	414,671
Customer accounts receivable, net (Note 5)	734,998	811,701	808,071
Receivable from shareholder, net (Note 6)	38,409	—	220,154
Inventories	20,347	22,308	22,642
Deferred taxes (Note 11)	30,361	29,684	58,502
Other current assets (Note 8)	60,423	13,015	84,860

	987,443	1,157,721	1,608,900

LONG-TERM ASSETS
Customer accounts receivable, net (Note 5)	235,460	185,090	12,409
Receivable from shareholder, net (Note 6)	704,510	655,163	607,374
Indemnities receivable (Note 7)	148,794	148,794	148,794
Escrow deposits (Note 15 (a)(vii))	16,805	17,576	23,507
Deferred taxes (Note 11)	246,090	222,804	206,033
Other assets (Note 8)	27,866	30,583	20,433

	1,379,525	1,260,010	1,018,550

PERMANENT ASSETS
Investments	1,917	740	740
Property, plant and equipment, net (Note 9)	14,029,873	14,063,248	13,670,781
Deferred charges	42,766	48,951	49,680

	14,074,556	14,112,939	13,721,201

TOTAL ASSETS	16,441,524	16,530,670	16,348,651

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

BALANCE SHEETS

(In thousands of Brazilian reais—R$)

	June 30, 2004	December 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY		2003	2002
	(unaudited)
CURRENT LIABILITIES
Accounts payable to suppliers and contractors	24,264	51,934	36,611
Loans and financing (Note 10)	1,116,403	996,998	1,332,469
Accrued payroll and related charges	157,301	135,294	85,751
Provisions for contingencies (Note 15 (a))	21,258	19,266	179,935
Interest on shareholders’ equity (Note 17 (d))	93,029	242,524	235,255
Taxes payable (Note 12)	68,827	84,488	85,921
Deferred taxes (Note 11)	62,971	45,502	86,169
Other current liabilities (Note 16)	77,429	152,316	43,355

	1,621,482	1,728,322	2,085,466

LONG-TERM LIABILITIES
Loans and financing (Note 10)	6,202,048	6,267,265	6,545,187
Taxes payable (Note 12)	278,132	282,214	73,725
Deferred taxes (Note 11)	127,799	121,117	75,880
Provisions for contingencies (Note 15(a))	420,850	384,571	237,370
Accrued pension obligation (Note 13)	183,905	145,540	68,336
Other liabilities (Note 16)	26,398	24,698	16,211

	7,239,132	7,225,405	7,016,709

SHAREHOLDERS’ EQUITY (Note 17)
Paid in capital	3,403,688	3,403,688	3,403,688
Capital reserve	51,857	50,739	49,503
Revaluation reserve	2,666,336	2,723,720	2,857,965
Profit reserves	1,398,796	1,398,796	935,320
Retained earnings non appropriated	60,233	—	—

	7,580,910	7,576,943	7,246,476

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,441,524	16,530,670	16,348,651

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

STATEMENTS OF OPERATIONS

(In thousands of Brazilian reais—R$, except for per share data)

	Six Months ended June 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
GROSS REVENUE FROM SALES AND SERVICES (Note 20)	2,217,463	2,053,742	4,307,534	3,962,436	3,543,508
Taxes on sales and services—COFINS and PASEP	(91,137)	(87,801)	(176,782)	(195,289)	(108,741)

Net revenue from sales and services	2,126,326	1,965,941	4,130,752	3,767,147	3,434,767
Cost of sales and services (Note 21)	(1,082,949)	(980,772)	(2,067,148)	(1,814,976)	(1,590,435)

GROSS PROFIT	1,043,377	985,169	2,063,604	1,952,171	1,844,332

OPERATING EXPENSES (Note 21)
Selling expenses	(231,251)	(186,212)	(297,534)	(385,139)	(332,597)
Administrative expenses	(138,824)	(107,489)	(254,060)	(226,024)	(203,135)
Financial expenses, net	(568,584)	86,505	(346,477)	(2,276,293)	(1,105,152)

Total operating expenses	(938,659)	(207.196)	(898,071)	(2,887,456)	(1,640,884)

INCOME (LOSS) FROM OPERATIONS	104,718	777,973	1,165,533	(935,285)	203,448

NONOPERATING INCOME (EXPENSES)
Loss on disposal of property, plant and equipment (Note 9(b))	(16,276)	(35,287)	(61,654)	(16,479)	(84,948)
Other	4,792	3,248	7,199	13,055	8,028

	(11,484)	(32,039)	(54,455)	(3,424)	(76,920)

INCOME (LOSS) BEFORE TAXES ON INCOME	93,234	745,934	1,111,078	(938,709)	126,528
Income tax (Note 11)	(24,694)	(163,869)	(175,671)	236,957	61,894
Social contribution tax (Note 11)	(8,828)	(59,998)	(66,965)	86,358	27,805

INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS	59,712	522,067	868,442	(615,394)	216,227

Extraordinary item, net of income and social contribution taxes (Note 13(b))	(17,561)	(17,563)	(35,122)	(35,122)	—

NET INCOME (LOSS)	42,151	504,504	833,320	(650,516)	216,227

Earnings (loss) per thousand shares in R$	1.48	17.71	29.26	(22.84)	7.59

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of Brazilian reais—R$)

	Paid in capital	Capital reserve	Revaluation reserve	Profit reserves		Retained earnings	Total
				Legal	Investment
BALANCES AS OF JANUARY 1, 2001	3,403,688	39,141	3,083,658	93,863	1,648,123	—	8,268,473

Donations (Note 17 (e))	—	1,838	—	—	—	—	1,838
Realization of revaluation reserve (Note 17 (h))	—	—	(129,852)	—	—	129,852	—
Net income	—	—	—	—	—	216,227	216,227
Allocation of income:
Legal reserve	—	—	—	10,811	—	(10,811)	—
Interest on shareholders’ equity—paid and payable (Note 17 (d))	—	—	—	—	—	(489,848)	(489,848)
Transfer to investments reserve	—	—	—	—	(154,580)	154,580	—
BALANCES AS OF DECEMBER 31, 2001	3,403,688	40,979	2,953,806	104,674	1,493,543	—	7,996,690

Donations (Note 17 (e))	—	8,524	—	—	—	—	8,524
Realization of revaluation reserve (Note 17 (h))	—	—	(95,841)	—	—	95,841	—
Net loss	—	—	—	—	—	(650,516)	(650,516)
Interest on shareholders’ equity—paid and payable (Note 17 (d))	—	—	—	—	—	(108,222)	(108,222)
Reversal of investment reserve	—	—	—	—	(662,897)	662,897	—
BALANCES AS OF DECEMBER 31, 2002	3,403,688	49,503	2,857,965	104,674	830,646	—	7,246,476

Donations (Note 17 (e))	—	1,236	—	—	—	—	1,236
Realization of revaluation reserve (Note 17 (h))	—	—	(134,245)	—	—	134,245	—
Net income	—	—	—	—	—	833,320	833,320
Allocation of income:
Legal reserve	—	—	—	41,666	—	(41,666)	—
Interest on shareholders’ equity—paid and payable (Note 17 (d))	—	—	—	—	—	(504,089)	(504,089)
Investment reserve	—	—	—	—	421,810	(421,810)	—
BALANCES AS OF DECEMBER 31, 2003	3,403,688	50,739	2,723,720	146,340	1,252,456	—	7,576,943

Donations (Note 17 (e)) (unaudited)	—	1,118	—	—	—	—	1,118
Realization of revaluation reserve (Note 17 (h)) (unaudited)	—	—	(57,384)	—	—	57,384	—
Net income (unaudited)	—	—	—	—	—	42,151	42,151
Allocation of income:
Legal reserve (unaudited)	—	—	—	—	—	—	—
Interest on shareholders’ equity—paid and payable (Note 17 (d)) (unaudited)	—	—	—	—	—	(39,302)	(39,302)
Investment reserve (unaudited)	—	—	—	—	—	—	—
BALANCES AS OF JUNE 30, 2004 (UNAUDITED)	3,403,688	51,857	2,666,336	146,340	1,252,456	60,233	7,580,910

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION

(In thousands of Brazilian reais—R$)

	Six Months ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
SOURCES OF FUNDS
From operations:
Net income (loss)	42,151	504,504	833,320	(650,516)	216,227
Items not affecting working capital
Bad Debt Expense—net of recoveries	29,420	—	—	—	—
Depreciation and amortization (Note 21)	292,745	269,405	564,455	519,075	477,329
Disposal of property, plant and equipment	16,451	35,290	61,657	16,479	85,513
Write-off of deferred charges	—	—	984	—	—
Provision for contingencies	36,279	78,594	147,201	160,744	49,009
Accrued pension obligation	44,814	38,562	77,204	60,098	(293)
Interest and monetary variations on long-term assets and liabilities:
Assets	(13,326)	(120)	(9,437)	(263)	(398)
Loans and financing	227,334	(379,941)	(248,796)	1,202,987	376,385
Taxes payable	12,979	3,538	17,165	10,092	13,922
Deferred income and social contribution taxes:
In long-Term assets	(23,286)	(1,298)	(16,771)	(114,693)	(58,922)
In long-Term liabilities	6,682	5,184	45,237	(171,055)	(52,254)

Total from operations	672,243	553,718	1,472,219	1,032,948	1,106,518

From third parties:
Decrease in long-term assets	—	(3,610)	—	16,868	—
Loans and financing, long-term	103,201	719,125	860,323	457,371	327,907
Changes in long-term liabilities	—	180,321	199,811	—	8,339
Donations—contribution of assets	1,118	600	1,236	8,524	1,838

Total from third parties	104,319	896,436	1,061,370	482,763	338,084

Total sources	776,562	1,450,154	2,533,589	1,515,711	1,444,602

USES OF FUNDS
Changes in long-term assets	113,500	—	6,048	—	647,335
Transfer to long-term assets	—	—	209,204	—	—
Changes in long-term liabilities	21,809	—	—	9,903	—
Permanent assets	—	—	—	—	—
Property, plant and equipment	269,513	212,724	1,009,365	619,191	719,027
Deferred charges	124	4,048	9,469	11,223	16,336
Transfer from long-term to current liabilities	—	—	—	—	—
Loans and financing	395,752	282,309	889,449	988,367	443,311
Taxes and contributions payable	—	32,653	—	60,461	54,821
Interest on shareholders’ equity	39,302	158,346	504,089	108,222	489,848

Total uses	840,000	690,080	2,627,624	1,797,367	2,370,678
INCREASE (DECREASE) IN WORKING CAPITAL	(63,438)	760,074	(94,035)	(281,656)	(926,076)

REPRESENTED BY:
Current assets
At end of period	987,443	2,157,524	1,157,721	1,608,900	1,323,649
At beginning of period	1,157,721	1,608,900	1,608,900	1,323,649	1,520,668

	(170,278)	548,624	(451,179)	285,251	(197,019)

Current liabilities
At end of period	1,621,482	1,874,016	1,728,322	2,085,466	1,518,559
At beginning of period	1,728,322	2,085,466	2,085,466	1,518,559	789,502

	(106,840)	(211,450)	(357,144)	566,907	729,057
INCREASE (DECREASE) IN WORKING CAPITAL	(63,438)	760,074	(94,035)	(281,656)	(926,076)

The accompanying notes are an integral part of these financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

1.    OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo—SABESP (the “Company” or “SABESP”) is engaged in the operation of public water and sewage systems in the State of São Paulo, Brazil, providing water and sewage services to a broad range of residential, commercial, industrial and public-sector customers. The Company also provides water on a wholesale basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

The Company was formed in 1973 as a result of the merger of a number of agencies of and companies owned by the State of São Paulo Government (“State Government” or “GESP”), which were involved in water supply and sewage collection and treatment operations in the State of São Paulo. The State Government is required by law to own more than 50% of the Company voting (common) shares. At June 30, 2004 (unaudited), December 31, 2003 and 2002, the State Government held approximately 71.5% of the Company’s voting shares.

The Company provides water and sewage services in 368 municipalities in the State of São Paulo, a substantial portion of which are through concessions granted by the municipalities. Most of these concessions have 30-year terms, one of which expires on October 15, 2004 and the rest between 2005 and 2034. A majority of these concessions are automatically renewable for a period equal to its initial term, although we often renegotiate terms and conditions, unless the municipality or SABESP exercises the right to terminate the concession, through notification by either party at least six months prior to its expiration date.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for 55.6% of the Company’s sales and services rendered, or in 41 other municipalities in the State of São Paulo. None of these other municipalities has a significant population, other than the city of Santos. The Company believes that it has a vested right to provide these water and sewage services based upon, among other things, the Company’s ownership of the water and sewage systems serving the City of São Paulo and these other municipalities and certain succession rights resulting from the merger which formed SABESP.

In April 2002, SABESP’s shares were listed on the Novo Mercado (“New Market”) segment of the São Paulo Stock Exchange (BOVESPA). In May 2002, a public offer of SABESP shares held by the State Government was made, at which time 4.78 billion shares were placed (including 165 million “green shoe” shares). The offer was made in the Brazilian and international markets, the later through a listing of American Depositary Receipts (ADR), each representing 250 common shares, on the New York Stock Exchange—NYSE on May 10, 2002, under the ticker symbol “SBS”.

2.    PRESENTATION OF FINANCIAL STATEMENTS

The Company’s statutory financial statements, which are used as the basis for determining income taxes and mandatory minimum dividend calculations, have been prepared in accordance with accounting practices adopted in Brazil, which are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations of the Comissão de Valores Mobiliários (the Brazilian Securities Commission, or “CVM”) and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil (the Brazilian Institute of Independent Auditors, or “IBRACON”), collectively referred to hereinafter as the “ Corporate Law Method” or “BR CL.” Financial statements prepared in accordance with BR CL have not been indexed for inflation after 1995.

(a)    Inflation accounting under BR CL

BR CL provided a simplified methodology for accounting for the effects of inflation through 1995. This method consisted of restating permanent assets (property, plant and equipment, investments and deferred

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

charges) and shareholders’ equity accounts using indices mandated by the Brazilian Federal Government. The net effect of these restatements was credited or charged to the statement of operations.

(b)    Presentation of financial statements

To facilitate an understanding of Brazilian accounting practices, the presentation of the financial statements has been adapted from the financial statements filed for Brazilian legal and regulatory purposes. In addition, certain terminology changes have been made and the notes to the financial statements have been expanded to conform them more closely to reporting practices prevailing in the United States of America. All amounts are presented in Brazilian currency (“real” or “reais)”.

(c)    Unaudited Interim Financial Information

The accompanying unaudited interim balance sheet as of June 30, 2004, and the statements of operations and the statements of changes in financial position for the six months ended June 30, 2003 and 2004, and the statement of changes in shareholders’ equity for the six months ended June 30, 2004 are unaudited. These unaudited interim financial statements have been prepared in accordance with the Corporate Law Method. In the opinion of the Company’s management, the unaudited interim financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position at June 30, 2004, and its results of operations and changes in financial position for the six months ended June 30, 2003 and 2004. The results for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

(d)    Reclassifications

Certain reclassifications have been made to the 2002 and 2001 financial statement information in order to conform them to the 2003 presentation. These reclassifications have been made as management believes they better reflect the nature of items and improve comparability. These reclassifications had no effect on the 2002 and 2001 net income or shareholders’ equity.

The most significant of these reclassifications include the following:

(i)    Debentures held in treasury and previously recorded as a reduction of cash and cash equivalents in the amounts of R$47,467 and R$47,432 at December 31, 2002 and 2001, respectively, have been reclassified as a reduction of loans and financing.

(ii)    Certain amounts previously classified as deferred charges related to the laying of ducts on third-party property totaling R$62,412 and R$70,810 at December 31, 2002 and 2001, respectively, have been reclassified to property, plant and equipment.

(iii)    Certain prepaid and recoverable taxes recorded as a reduction of current taxes payable in the amount of R$64,181 at December 31, 2002 have been reclassified to other current assets.

(iv)    Certain tax liabilities related to deferred taxes on revenue with governmental agencies, previously recorded as current taxes payable in the amount of R$76,266 at December 31, 2002 have been reclassified to current deferred tax liabilities.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

3.    SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting policies, which are based on the accrual concept, comply with the Corporate Law Method but differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). See Note 24 for further discussion of the differences between BR CL and US GAAP and the reconciliation of shareholders’ equity and net income (loss) between BR CL and US GAAP. Additional disclosure has been included in the notes to the financial statements to comply with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) for foreign registrants.

(a)    Revenue from sales and services

Revenue for water and sewer services are recognized as water is consumed or as services are provided. Revenue from water and sewer services rendered but not billed are recorded as unbilled customer accounts receivable based on monthly estimates in order to match such revenue with costs incurred.

Revenue is recorded net of related sales taxes. For the six months ended June 30, 2004, revenue is recorded net of customer discounts related to the Incentive Program for Water Consumption Reduction (see Note 20).

(b)    Marketing costs

Advertising and other marketing costs are generally expensed as incurred and reported in administrative expenses. Marketing costs were R$21,573 and R$3,887 for the six months ended June 30, 2004 and 2003 (unaudited), respectively, and R$4,206, R$20,013 and R$21,640 for the years ended December 31, 2003, 2002 and 2001, respectively. No marketing costs were deferred at June 30, 2004 (unaudited) or at December 31, 2003 or 2002.

(c)    Financial income and expenses

Financial income and expense primarily comprises of interest and monetary and exchange variations on loans and financing, cash and cash equivalents, financial investments and customer accounts receivable under agreements.

(d)    Income and social contribution taxes

Tax liabilities are recognized, to the extent practicable, based on the amounts expected to be paid. Income tax and social contribution (a federally mandated tax based on income) are accrued on taxable results at the applicable tax rates in effect. Deferred taxes are recorded for temporary differences between the book and tax bases of assets and liabilities. The deferred tax benefit of tax loss carryforwards is recognized to the extent that realization is believed to be probable.

As permitted by the CVM, the Company opted not to recognize the deferred tax liability (non-cash) on the revaluation reserve of property, plant and equipment recorded up to 1991.

(e)    Earnings (loss) per share

Earnings (loss) per share is calculated based on the number of shares outstanding at each balance sheet date and is presented in amounts per thousand shares, as a one thousand share lot is the minimum number of shares of the Company that can be traded on the São Paulo Stock Exchange.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(f)    Cash and cash equivalents

Cash and cash equivalents are comprised primarily of cash, bank deposits and time deposits and are carried at cost plus accrued interest. Time deposits denominated in reais have a ready market and an original maturity of 90 days or less. These comprise mainly of Bank Deposit Certificates (CDBs) and Financial Investment Funds (FIFs). Foreign currency deposits are translated at balance sheet date exchange rates. The Company is required by law to invest excess cash with financial institutions controlled by the State Government.

(g)    Customers accounts receivable and unbilled amounts

Customer accounts receivable generally do not accrue interest or indexation charges or penalties, except for refinanced agreements (see Note 5). Unbilled amounts include services provided to customers up to the balance sheet date but not yet invoiced and are estimated monthly based on prior months’ billings.

Allowance for doubtful accounts is recorded in an amount considered sufficient to cover probable losses on realization of customer accounts receivable and is adjusted through charges or credits to selling expenses. For accounts receivable balances (excluding accounts receivable from the State Government under Law nº 9,430) under R$5 and overdue more than 180 days, the probable losses are written-off through a direct charge to selling expenses. Recovered amounts of previously written-off balances are recorded as a reduction of selling expenses in the period of recovery.

(h)    Inventories

Inventories of materials used in operations and in the maintenance of the Company’s water and sewage systems are stated at the lower of average cost or realizable value, and are classified in current assets. Inventories for capital projects are classified under property, plant and equipment and are stated at the lower of the average cost of purchase, and replacement or realizable values.

(i)    Property, plant and equipment

Property, plant and equipment are generally stated at amounts established by independent technical appraisals, plus price-level restatements from the date of the appraisals to 1995. Revaluation increments arising from revaluing assets to appraised values are recorded in the revaluation reserve component of shareholders’ equity and subsequently transferred from the reserve to retained earnings as the related assets are depreciated or upon disposal. The price-level restatement adjustments were based on official inflation indices published by the federal government. The Company believes that the distortion caused by indices which understated the independently measured inflation rate have been mitigated by recording revaluation increments.

Contributions of property, plant and equipment by third parties (such as property owners) to allow the Company to supply water and sewage services are recorded in income. Contributions of assets from government entities are recorded as a capital reserve.

Occasionally, the Company issues stock at market prices for the purchase of assets, principally from municipal authorities, at fair value, which is recorded as a capital increase.

Construction-in-progress is recorded at cost and is primarily related to construction projects under contract with third parties. For long-term projects, the Company capitalizes these projects once the Company’s engineering department approves that the project milestones have been achieved and the Company takes delivery of the assets.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

Depreciation

Depreciation of property, plant and equipment, is recorded using the straight-line method based on the estimated useful lives of the underlying assets. The principal depreciation rates are detailed in Note 9.

Capitalization of interest

Up to 1995, BR CL did not require the capitalization of interest costs incurred during the construction period as part of the cost of the related property, plant and equipment. However, as permitted by the Brazilian Water and Sewage Plan (Plano Nacional de Saneamento Básico—PLANASA), the Company capitalized interest on construction in progress through 1988. No interest was capitalized from 1989 to 1995; interest was again capitalized beginning in 1996. Beginning in 1999, capitalized interest includes foreign exchange effects and indexation charges.

Consistent with the requirements of accounting regulations for Brazilian utilities, up to 1985, interest was capitalized at 12% per annum on construction-in-progress. Interest capitalized which exceeded interest expense on loans obtained to finance construction-in-progress was recorded in a capital reserve directly in shareholders’ equity. Interest capitalized is depreciated with the cost of the asset, once the related asset becomes operational. Through December 31, 1998, but not thereafter, such depreciation of capitalized interest was deductible for purposes of determining taxes on income. Following changes in the CVM requirements in 1996, under BR CL, the Company capitalized interest during the construction period and included the charge in property, plant and equipment.

The Company capitalizes interest incurred on borrowings to the extent that borrowings do not exceed construction-in-progress, which is recorded as a reduction of interest expense. Beginning in 1999, the Company has capitalized indexation charges on the real—denominated loans and financing and the foreign exchange effects on foreign currency loans and financing.

Repairs and maintenance

Improvements to existing property are capitalized, while costs of maintenance and repairs are expensed as incurred. Materials allocated to specific projects are added to construction-in-progress.

Concession assets acquired

As of January 1, 1998, acquisitions of concession assets and concession rights from third parties have been accounted for at fair values, as determined in technical appraisal reports. Accordingly, the purchase price, plus direct costs of acquisition, is allocated to assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. These concessions are recorded as concession assets acquired, included as a component of property, plant and equipment.

Concession assets are amortized on a straight-line basis over the estimated future periods to be benefited, not to exceed the contractual term of the concession. The straight-line method of depreciation is modified, when applicable, to avoid the backloading of charges in later years by estimating future disbursement commitments to meet the Company’s concession obligations.

Impairment

The Company reviews long-lived assets, primarily buildings and water and sewage systems to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The Company assesses impairment on the basis of the projected recovery of depreciation charges through results of operations. The carrying value of assets or groups of assets is written down to realizable value if and when appropriate.

(j)    Deferred charges

Deferred charges are comprised primarily of deferred project costs and technical studies, which are being amortized using the straight-line method over 5 years.

(k)    Loans and financing

Loans and financing are adjusted by indexation charges and foreign exchange variations and include accruals for related interest expense. Foreign currency-denominated debt is translated to reais using the exchange rate at the balance sheet date. Foreign exchange rate differences are recognized as incurred in financial income (expenses), net.

(l)    Accrued payroll and related charges

Provisions for vacation pay, including supplementary payments negotiated in collective bargaining agreements, paid leave of absence benefits and related social charges are accrued as earned.

The Company also records provisions, when appropriate, for granting employees the right to a share of profits determined in accordance with a performance-based plan.

(m)    Provisions for contingencies

Provisions for contingencies is recorded at the estimated amounts to cover potential losses on customer, contractor, labor, tax, civil, and other lawsuits, when such losses are considered probable and estimatable by management, generally based on advice from the Company’s legal counsel.

(n)    Environmental costs

Costs relating to ongoing environmental programs are expensed as incurred. Ongoing programs are designed to minimize the environmental impact of operations and to manage the environmental risks inherent in the Company’s activities. Provisions for contingent losses related to environmental claims are recorded when they are considered to be probable and reasonably estimable. The Company has recorded R$13,881 at June 30, 2004 (unaudited) and R$4,412 and R$2,924 at December 2003 and 2002, respectively, as provisions for environmental contingencies.

(o)    Pension and postretirement benefits

In December 2000, IBRACON issued an accounting standard, approved by the CVM, regarding pension plan and other post-employment benefits for employees. This standard establishes the period, method and disclosure requirements for the recognition of costs associated with benefits granted to employees and non-employees. This standard also requires comprehensive recording and disclosure of pension expenses and obligations on an actuarial basis instead of, as in prior years, based on the required contributions for the year. The

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

Company adopted this standard effective January 1, 2002. As permitted by CVM Deliberation No. 371, the Company has elected to recognize the transition liability at the date of adoption in earnings over the five years ending December 31, 2006, using the straight-line method (see Note 13).

(p)    Interest on shareholders’ equity

Brazilian corporations are permitted to deduct for tax purposes interest on shareholders’ equity, which is a distribution similar to a dividend. For financial reporting purposes, interest on shareholders’ equity is recorded as a deduction directly from unappropriated retained earnings. Applicable withholding taxes with respect to payment of interest on shareholders’ equity is paid by the Company on behalf of its shareholders (Note 17 (d)).

(q)    Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses for the reporting periods. Actual results may differ from those estimates.

4.    CASH AND CASH EQUIVALENTS

	June 30, 2004	December 31,
		2003	2002
	(unaudited)
Cash and banks	47,709	68,004	70,306
Time deposits	55,196	186,419	344,365
Foreign currency deposits	—	26,590	—

	102,905	281,013	414,671

Time deposits primarily represent immediately available, short-term time deposits investments. Foreign currency deposits consisted of US$2,067,000 and € 5,660,000 at December 31, 2003. The Company maintained such deposits for anticipated future payment of amounts maturing under loans and financing denominated in foreign currencies which were paid during the first six months of 2004.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

5.    CUSTOMER ACCOUNTS RECEIVABLE

The following summarizes customer accounts receivable balances:

	June 30, 2004	December 31,
		2003	2002
	(unaudited)
Private-sector customers:
General customers	448,333	453,730	256,323
Special customers	123,201	118,147	97,005
Agreements	110,195	73,993	55,883

Total private-sector customers	681,729	645,870	409,211

Government entities:
Municipal—São Paulo	227,263	216,833	163,688
Municipal—other	60,850	96,005	155,776
Federal	12,225	9,045	10,619

Total government entities	300,338	321,883	330,083

Wholesale customers—municipal authorities:
Guarulhos	228,939	213,891	178,379
Santo André	199,109	180,189	153,242
São Bernardo do Campo	—	—	144,489
Mauá	64,354	57,407	45,077
Diadema	55,817	48,777	38,511
Mogi das Cruzes	3,533	3,526	3,163
São Caetano do Sul	2,215	2,519	2,154

Total wholesale customers—municipal authorities:	553,967	506,309	565,015

Unbilled amounts	175,813	192,160	200,601

Subtotal	1,711,847	1,666,222	1,504,910

Allowance for doubtful accounts:	(741,389)	(669,431)	(684,430)
Total customer accounts receivable, net	970,458	996,791	820,480

Current portion	734,998	811,701	808,071
Long-term portion	235,460	185,090	12,409

The long-term portion of customer accounts receivable consists of the long-term portion of renegotiated past-due private-sector customer accounts receivable and past due balances from wholesale customers-municipal authorities for which management believes collection is not likely within the next year. A number of wholesale customers have been contesting certain tariffs since mid-1998 and are not paying the amounts disputed. While such amounts are currently due and payable, management determined, based on historical settlement and payment history, that such amounts are better classified as long-term. The long-term portion is recorded net of an allowance for doubtful accounts of R$347,119 at June 30, 2004 (unaudited) and R$317,699 for December 31, 2003.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(a)    Private-sector customers

Customer accounts receivable from private-sector customers comprise of the following:

(i)    General customers, which include balances due from residential and small and medium-sized businesses.

(ii)    Special customers, which include balances due from large consumers, commercial industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii)    Agreements, which include renegotiated past-due balances from non-government controlled companies. Contractual indexation and interest income on renegotiated installments recognized in income were R$18,308 and R$14,755, for the six months ended June 2004 and 2003 (unaudited), respectively, and R$31,687, R$21,001 and R$12,506 for the years ended December 2003, 2002 and 2001, respectively. The amounts under agreements are generally due in approximately 6 to 12 months, except for certain amounts due from municipalities that are receivable through 2011.

(b)    Wholesale customers—municipal authorities

Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, who are responsible for distribution, billing and collection with the final customers. Water services provided to wholesale customers and amounts settled are as follows:

	June 30, 2004	December 31,
		2003	2002
	(unaudited)
Balance at beginning of the period	506,309	565,015	460,583

Billings for services provided	106,061	268,222	230,477
Collections—current period services	(58,396)	(86,667)	(119,736)
Collections—prior period services	(7)	(30,377)	(6,309)
São Bernardo Agreement, net	—	(209,884)	—

Balance at end of the period	553,967	506,309	565,015

Current portion	10,328	27,196	565,015
Long-term portion	543,639	479,113	—

On December 19, 2003, the Company agreed to purchase the water and sewage assets of the municipality of São Bernardo do Campo, thereby obtaining the right to supply water and sewage services. The value of the transaction was R$415,471, as determined based on an independent appraisal. The transaction value, net of R$265,432 (monetarily adjusted) of amounts due to the Company for prior wholesale services at the date of the transaction, is payable in installments through November 2004. Of the total payable due to the municipality, the Company paid R$78,020 during the six months ended June 30, 2004 (unaudited) and paid R$49,513 in December 2003. At June 30, 2004 (unaudited), the remaining balance due to the municipality of R$22,506 was recorded in current liabilities as other payables. The assets acquired, including the service rights, have been recorded as part of concession assets acquired at December 31, 2003, pending final allocation of the purchase price expected to be completed by December 2004.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(c)    Customer accounts receivable aging summary

The aging of customer accounts receivable, including unbilled amounts are as follows:

	June 30, 2004	December 31,
		2003	2002
	(unaudited)
Current	465,657	541,752	471,641
Past due:
Up to 30 days	135,440	144,612	115,789
From 31 to 60 days	66,700	56,983	48,387
From 61 to 90 days	48,834	34,038	27,532
From 91 to 120 days	43,142	33,927	26,516
From 121 to 180 days	70,561	60,957	44,582
From 181 to 360 days	106,020	82,232	129,888
For more than 360 days	775,493	711,721	640,575

Total aged customer accounts receivable	1,711,847	1,666,222	1,504,910

(d)    Allowance for doubtful accounts

The Company records an allowance for doubtful customer accounts receivable in an amount that management considers sufficient to cover probable losses. The Company’s policy for recording bad debt expense includes the following:

•	Customer accounts receivable (excluding accounts receivable from the State Government) less than R$5 past due for more than 180 days are written off through a direct charge to “Selling expenses”.

•	Customer accounts receivable (excluding accounts receivable from the State Government) in amounts greater than R$5 and less than R$30 past due for more than 360 days are included in the allowance.

•	Customer accounts receivable (excluding accounts receivable from the State Government) in amounts greater than R$30 past due for more than 360 days for which collection lawsuits have been initiated, are included in the allowance.

Changes in the allowance for doubtful accounts are as follows:

	June 30, 2004	December 31,
		2003	2002
	(unaudited)
Balance at beginning of period	669,431	684,430	623,351
Provision for doubtful accounts	75,708	132,063	76,534
Recoveries	(3,750)	(17,944)	(15,455)
Net recovery—São Bernardo Agreement	—	(129,118)	—

Balance at end of period	741,389	669,431	684,430

Current portion	394,270	351,732	684,430
Long-term portion	347,119	317,699	—

Related to wholesale customers	347,119	317,699	414,243
Related to other customers	394,270	351,732	270,187

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

Bad debt expense included as part of selling expenses was as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
Provisions	75,708	62,299	132,063	76,534	178,320
Recoveries	(3,750)	(11,867)	(147,062)	(15,455)	(27,622)
Direct write-offs	55,673	39,788	101,111	156,352	107,335
Recoveries (under R$5)	(21,314)	(24,672)	(48,487)	(54,516)	(104,253)

Total bad debt expense, net (Note 21)	106,317	65,548	37,625	162,915	153,780

In 2003, recoveries included R$129,118 of previous allowances related to São Bernardo do Campo, which were reversed in connection with the concession agreement reached in December 2003.

A number of wholesale customers have been contesting certain tariffs since mid-1998. As a result, some municipalities are currently not paying the Company’s invoices in full or on a timely basis. In addition, some governmental entities located in municipalities the Company serves are also not paying on a regular basis. While the Company continues to enter into negotiations with municipalities to reschedule the related accounts receivable and continues to file legal proceedings against municipalities to collect overdue amounts, in some cases, the Brazilian courts have required that the Company continue to provide water on a wholesale basis to municipalities, even if they fail to pay the Company’s invoices.

Management believes that the allowance for doubtful accounts is sufficient to absorb probable losses in customer accounts receivable.

(e)    Unbilled amounts

Unbilled amounts represent water and sewage services provided but not yet billed, which are estimated from the last measurement date to month-end based on prior month’s billings.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

6.     RELATED-PARTY TRANSACTIONS

The Company is a party to a number of transactions with its majority shareholder, the State Government, and its related agencies.

(a)    Receivable from shareholder

Receivable from shareholder consisted of the following balances due from the State Government:

	June 30, 2004	December 31,
		2003	2002
	(unaudited)
Current:
Water and sewage services	38,409	—	103,164
Reimbursement for pension benefits paid	—	—	116,990

Total current	38,409	—	220,154

Long-term:
Water and sewage services	523,938	565,889	320,501
Reimbursement for pension benefits paid	527,620	490,986	286,873

Gross long-term receivable from shareholder	1,051,558	1,056,875	607,374
Less amounts due to shareholder—interest on shareholders’ equity	(347,048)	(401,712)	—

Total long-term	704,510	655,163	607,374

Total receivable from shareholder	742,919	655,163	827,528

Water and sewage services	215,299	164,177	423,665

Reimbursement for pension benefits	527,620	490,986	403,863

Under Federal Law Nº 9,430, the Company is not permitted to write off or record an allowance for doubtful accounts against any amounts due from the State Government or entities controlled by the State Government.

(i)    Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below.

(ii)    Reimbursement for pension and benefits paid

Reimbursement for pension and benefits paid represents supplementary pension and leave benefits paid by the Company on behalf of the State Government to former employees of the State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, and do not bear interest. The resources to pay these benefits are included in the State Government annual budget approved by the State of São Paulo Legislature. During 2003 and 2002, 2,874 and 2,882 retirees respectively, received supplementary pensions. There were 225 active employees at June 30, 2004 (unaudited) who will be entitled to these benefits once they retire as compared to 275 at December 31, 2003.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(iii)    GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State Government (the GESP Agreement). Pursuant to the GESP Agreement, the State Government acknowledged and agreed to pay amounts it owed to the Company in respect of, among other things, water and sewage services provided by the Company to governmental agencies and State-owned autonomous entities and foundations totaling R$358,207, representing services provided through December 1, 2001. In addition, the State Government acknowledged and agreed to pay amounts it owed to the Company related to supplemental retirement and pension benefits paid on its behalf by the Company in the amount of R$320,623.

The GESP Agreement provides that the Departamento de Águas e Energia Elétrica—DAEE (State Department of Water and Energy) will transfer to the Company ownership of the Taiacupeba, Jundiai, Biritiba, Paraitinga and Ponte Nova reservoirs, which make up the Alto Tietê systems, and the fair value of these assets will reduce the amounts owed to the Company. The fair value of these reservoirs has been based on the arithmetic average of independent appraisals performed by CPOS—Companhia Paulista de Obras e Serviços (a State-owned construction company selected by the State Government) and ENGEVAL—Engenharia de Avaliação (an independent appraisal firm selected by the Company). For amounts due in excess of the agreed-upon fair value of the reservoirs, the State Government will make payments in 114 consecutive monthly installments. The installments will be indexed on a monthly basis by the IGP-M, plus an interest rate of 6% per year, starting on the date the first installment becomes due. Under the terms of the agreement, the original first payment was to have been made by July 2002, but has been postponed pending agreement by the parties on the fair value of the reservoirs and conclusion of the audit and specific analyses of amounts owed being performed by State Government-appointed advisors.

In July and August, 2002, the valuation reports of the two appraisers representing the State Government and the Company were presented. The arithmetic average of the fair value of the reservoirs at June 30, 2002 was determined to be R$300,880, based on discounted cash flows and reflecting the Company’s investments in the reservoirs.

In addition, pursuant to a protocol of understanding and the GESP Agreement, the State Government may, under certain circumstances, authorize the Company to use dividends, including interest on shareholders’ equity declared and otherwise payable to the State Government, to offset accounts receivable in connection with water and sewage services provided to the State Government, or its controlled entities.

As a result of the GESP Agreement, a portion of the amounts due from the State Government were classified as long-term receivable in 2002. There were no impacts in results of operations in connection with the GESP Agreement in 2002 and 2001.

(iv)    1st Amendment GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government with interest on shareholders’ equity declared by SABESP and otherwise payable to the State Government as of December 31, 2003, monetarily adjusted through February 2004 (as contemplated in the original GESP Agreement); and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004 of R$581,779, including monetary

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

adjustments based on the Referential Rate (TR) at the end of each year through February 2004. In addition, the Company acknowledged amounts due to the State Government with respect to interest on shareholders’ equity of R$518,732, including (1) amounts declared and payable relating to years prior to 2003 (R$126,967), (2) monetary adjustments on these amounts based on the annual change in the Consumer Price Index (IPC/FIPE) through February 2004 (R$31,098) and (3) amounts declared and payable relating to 2003 (R$360,667).

The Company and the State Government have agreed to the reciprocal offset of R$404,889 (monetarily adjusted through February 2004) of the related amounts receivable and payable by the end of 2004. The remaining obligation of R$176,890 at February 29, 2004 will be payable in monthly installments through May 2009, which will be subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA-IBGE) plus 0.5%.

As the right of offset was contemplated in the original terms of the GESP Agreement, the Company recorded the applicable effects of the Amendment as of and through December 31, 2003, including the monetary corrections of both amounts payable to and receivable from the State Government. In addition, the amounts payable to the State Government for interest on shareholders’ equity specifically identified in the agreement for reciprocal offset through 2004 have been reclassified as a reduction of amounts receivable at June 30, 2004 and December 31, 2003. The following summarizes the movement of the related accounts receivable from shareholder related to water and sewage services and the related amounts due to shareholder related to interest on shareholders’ equity reflecting the Amendment as of and for the six months ended June 30, 2004 (unaudited) and for the years ended December 31, 2003 and 2002:

	June 30, 2004	December 31,
		2003	2002
	(unaudited)
Receivable from shareholder—water and sewage services:
Balance at beginning of the period	565,889	423,665	378,278
Services provided and billed	134,504	253,415	247,705
Collections	(30,829)	(169,701)	(202,318)
Amounts offset in accordance with GESP Amendment	(123,109)	—	—
Monetary restatement	15,892	58,510	—

Balance at end of the period	562,347	565,889	423,665

Less amounts due to shareholder—interest onshareholders’ equity	(347,048)	(401,712)	—

Receivable from shareholder—water and sewage services—net	215,299	164,177	423,665

Amounts due to shareholder—interest on shareholders’ equity (State Government only):
Balance at beginning of the period	518,732	207,932	477,819
Payments during the period		(80,965)	(347,318)
Amounts offset in accordance with GESP Amendment	(123,109)
Monetary correction	6,493	31,098	—
Interest on shareholders’ equity declared and payable for the period	28,120	360,667	77,431

Balance at end of the period	430,236	518,732	207,932

Less amounts reclassified to receivable from shareholder	(347,048)	(401,712)	—

Amounts due to shareholder—interest on equity (State Government)—net	83,188	117,020	207,932

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

As contemplated under the terms of the GESP Amendment, the Company and the State Government offset amounts receivable and payable of R$123,109 during the six months ended June 30, 2004 (unaudited). Such offset was effected by the simultaneous payment and receipt of such amounts by the Company and the State Government. As neither party received the benefit of such cash payments and receipts, the amounts offset are being treated as a non-cash transaction.

Of the R$430,236 of amounts due to the State Government at June 30, 2004 (unaudited), R$347,048 are scheduled for reciprocal offset and have been reclassified against receivable from shareholder at June 30, 2004 (unaudited), R$55,068 is available for the future offset of amounts due from the State Government at June 30, 2004 (unaudited), with the remainder payable to the State Government. Receivable from shareholder includes R$38,409 of current amounts due from the State Government at June 30, 2004 (unaudited), which could be subject to future offset when such amounts become due, as contemplated under the Amendment.

The Amendment to the GESP Agreement did not address amounts owed by the State Government related to supplemental retirement and pension benefits paid on its behalf by the Company. These amounts remain subject to the terms of the original GESP Agreement and no settlements have been reached to date. As discussed above, R$320,623, representing reimbursements made through December 1, 2001, have been acknowledged as due to the Company by the State Government under the original GESP Agreement. It is anticipated that a portion of this amount will be settled through the transfer of the reservoirs which make up the Alto Tietê system. The Company and the State Government are continuing negotiations for such transfer and settlement of additional amounts due.

The following summarizes activity with respect to amounts due from the State Government related to the reimbursement of pension and retirement benefits:

	June 30, 2004	December 31,
		2003	2002
	(unaudited)
Receivable from shareholder—reimbursement for pension benefits paid:
Balance at beginning of the period	490,986	403,863	326,301
Payments made on behalf of State Government	36,634	87,123	77,562

Balance at end of the period	527,620	490,986	403,863

Management continues to believe that all amounts due from the State Government are collectible and does not expect to incur losses on these accounts receivable. As a result of the GESP Agreement, as amended, amounts past due from the State Government have been reclassified as long term receivable at June 30, 2004 (unaudited) and December 31, 2003.

(a)    Cash and cash equivalents

The Company maintained cash and time deposits with financial institutions controlled by the State Government in the amounts of R$70,641 at June 30, 2004 (unaudited) and R$216,982 and R$377,593 at December 31, 2003 and 2002, respectively. Related financial income recognized from these cash and time deposits were R$11,687, R$18,539 for the six months ended June 30, 2004 and 2003 (unaudited), respectively, and R$67,799, R$67,061 and R$60,309 for the years ended December 31, 2003, 2002 and 2001, respectively.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(b)    Arrangements to use certain reservoirs

The Company uses the Guarapiranga and Billings Reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by another company controlled by the State of São Paulo. In accordance with a number of formal arrangements first entered into on March 31, 1992 and on April 24, 1997, and later amended on March 16, 2000 and on November 21, 2001, the Company currently does not pay any fees with respect to the use of these reservoirs, but is responsible for maintaining and funding the operating costs of these reservoirs. The State of São Paulo does not incur such costs on behalf of the Company. In the event these facilities had not been made available to the Company, it would have had to obtain water from more distant sources which would have been more costly.

As part of these arrangements, the Company funded approximately R$97,115 of costs for the 1992 and 1997 projects. A portion of these project costs were funded by the State Government, through its subsidiary Departamento de Água e Energia Elétrica do Estado de São Paulo (Department of Water and Energy of the State of São Paulo, “DAEE”). The agreements included the construction of ducts, tunnels and other facilities to interconnect the Tietê River with the Biritiba and Jundiaí reservoirs and other bodies of water in exchange for the Company’s use of the reservoirs during a 30-year period.

The Company has the right to draw water from and release emissions into the reservoirs during a 30-year period which began in 1997. The Company capitalizes expenditures on the facilities constructed. The assets relating to the original reservoir project were placed in service in 1994 and 2002 and are being depreciated over the remaining term of the original 30 year period. The Company had recorded as part of property, plant and equipment R$62,503 of amounts capitalized with respect to these agreements, net of accumulated depreciation, at June 30, 2004 (unaudited) and R$64,724 at December 31, 2003.

(c)    Tariff reduction contracts

The Company has entered into contracts with approximately 5,000 State-owned entities under which it provides these entities with a 25% tariff reduction for the water and sewage services provided, if such entities implement the Company’s program for the rational use of water, which includes a reduction of at least 10% in water consumption.

(d)    Guarantees

The State Government and the Brazilian Federal Government, in some cases, provide guarantees of, or security for, the Company’s loans and financing.

7.    INDEMNITIES RECEIVABLE

Indemnities receivable represent amounts receivable from the municipalities of Diadema and Mauá as compensation for the unilateral withdrawal by those authorities of the Company’s concessions for water and sewage services in 1995.

During 1996 and 1997, the Company filed claims to seek compensation for investments made during the terms of the concession agreements. Although the Company has not yet been compensated for these investments, the Company continues to supply water on a wholesale basis to these municipalities, which currently operate their own water distribution and sewage collection systems.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(a)    Diadema

The amount receivable from the municipality of Diadema at June 30, 2004 (unaudited), December 31, 2003 and 2002 of R$62,876 was determined by an agreement signed before a court of law with the municipality in December 1996. Under the terms of the agreement, the amount was to have been paid over 180 months with stipulated market remuneration on the balance due. In the event of non-payment, the agreement also provided that the State Government would withhold transfer of the state value-added tax resources to the municipality. Following a change in its elected municipal officers, the municipality of Diadema failed to pay the first installments under the agreement and filed an action against the Company contesting the validity of the agreement.

A final judicial decision is pending and none of the amounts under the original agreement have been received, nor has the State Government withheld transfers of tax resources. No interest has been recognized on the outstanding balance.

The Company recorded a loss on the disposal of the related concession assets of R$12,355 in 1996, representing the difference between the book value of the concession assets (R$75,231) and the value of the compensation agreement (R$62,876).

(b)    Mauá

In 1996, the Company filed a legal action to recover the value of its concession assets, at which time the arbitration court appointed an appraisal expert. The amount receivable from the municipality of Mauá at June 30, 2004 (unaudited), December 31, 2003 and 2002 of R$85,918 relates to the compensation for the fair value of assets expropriated by the municipality of Mauá in 1995, based on the latest appraisal report of such assets, and claims for the recovery of the Company’s concession asset.

In 1999, when the appraisal report was first made available to the Company, a loss of R$17,845 on the disposal of the related concession assets was recognized, representing the difference between the book value of the concession assets (R$103,763) and the estimated recoverable amounts (R$85,918).

A final judicial decision is still pending and no amounts have been receivable from the municipality of Mauá. Although there can be no assurance that the Company will prevail in realizing the above-mentioned amounts, management, based the advice of the Company’s outside legal counsel, believes that the Company is entitled to these amounts and that a favorable judicial decision is probable.

(c)    Santos

In 1997, the municipality of Santos enacted a law expropriating the Company’s water and sewage systems in that municipality. In response, the Company filed an action seeking an injunction against this expropriation, which was initially denied by the lower court. This decision was later reversed by the Court of Appeals of the State of São Paulo, which issued a preliminary order suspending that law. A final decision on this matter has not yet been rendered by the Court of Appeals, and the Company cannot assure that the final decision will be favorable. The Company continues to provide water and services to Santos. At December 31, 2003 and 2002, no amounts had been recorded.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

8.    OTHER CURRENT ASSETS

The following summarizes the composition of other assets :

	June 30, 2004	December 31,
		2003	2002
	(unaudited)
ANA deposits (a)	24,489	23,153	16,220
Prepaid and recoverable taxes (b)	32,515	1,140	64,181
Employee advances (c)	12,113	—	—
Other	19,172	19,305	24,892

Total other assets	88,289	43,598	105,293

Current portion	60,423	13,015	84,860
Long-term portion	27,866	30,583	20,433

(a)    ANA Deposits

The Company has entered into agreements with the Agência Nacional de Águas (National Water Agency—ANA) which provide for investments by the Company in sewage treatment and disposal facilities in connection with the PRODES—Programa Nacional de Despoluição de Bacias Hidrográficas (National Program for Reduction of Pollution of Water Basins). Amounts received by the Company under the program are restricted as to use and will only become available to the Company if and when certain quality improvement indices are met, as defined under the PRODES program. These amounts are recorded in other assets, with a corresponding obligation, recorded in other liabilities.

(b)    Prepaid and recoverable taxes

Amounts represent prepaid taxes and recoverable tax credits which are available to compensate future tax liabilities.

(c)    Advances on 13º salary

Amounts represent advances made to employees, primarily advances for mandatory year end (13th) salaries. Such amounts may be deducted from future amounts due to employees for such salaries.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

9.    PROPERTY, PLANT AND EQUIPMENT

	Annual depreciation rates—%	June 30, 2004	December 31,
			2003	2002
		(unaudited)
In use:
Water systems:
Land	—	931,518	928,115	916,689
Buildings	4.0	2,604,898	2,588,762	2,504,076
Connections	5.0	756,260	742,245	725,573
Water meters	10.0	253,323	252,221	242,305
Networks	2.0	3,073,278	3,017,482	2,919,737
Equipment	10.0	235,090	223,634	156,633
Other	2.0 to 20.0	460,863	429,664	402,849

		8,315,230	8,182,123	7,867,862
Accumulated depreciation		(2,663,851)	(2,528,397)	(2,266,345)

Total water systems		5,651,379	5,653,726	5,601,517

Sewage systems:
Land	—	348,223	347,938	339,953
Buildings	4.0	1,361,039	1,284,208	1,193,550
Connections	5.0	784,997	766,106	738,801
Networks	2.0	4,347,617	4,093,213	3,839,052
Equipment	10.0	456,707	415,725	363,267
Other	2.0 to 20.0	18,706	25,712	21,785

		7,317,289	6,932,902	6,496,408
Accumulated depreciation		(1,862,302)	(1,751,949)	(1,536,454)

Total sewage systems		5,454,987	5,180,953	4,959,954

General use:
Land	—	102,867	102,527	102,527
Buildings	4.0	117,399	115,873	112,318
Transportation equipment	20.0	130,477	130,566	133,184
Furniture, fixtures and equipment	10.0	246,442	267,309	229,401

		597,185	616,275	577,430
Accumulated depreciation		(315,855)	(298,373)	(267,849)

Total general use		281,330	317,902	309,581

Non-operational assets, net of accumulated depreciation:		31,903	31,903	30,864

Subtotal		11,419,599	11,184,484	10,901,916

Construction in progress:
Water systems	—	524,768	579,650	795,459
Sewage systems	—	1,374,183	1,590,264	1,673,402
Other	—	20,769	22,228	24,278

Total construction in progress		1,919,720	2,192,142	2,493,139

Concession assets acquired	3.3	745,510	729,209	307,803
Accumulated amortization		(54,956)	(42,587)	(32,077)

Total concession assets acquired		690,554	686,622	275,726

		14,029,873	14,063,248	13,670,781

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(a)    Revaluation

All property, plant and equipment in use was revalued to market values in 1990 and in 1991, and has been further price-level adjusted for the effects of inflation through 1995. Assets are depreciated at rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports over periods that generally do not exceed the original depreciable lives.

The Company realized R$57,384 and R$79,130 of the revaluation reserve for the six months ended June 30, 2004 and 2003 (unaudited), respectively, and R$134,245, R$95,841 and R$129,852 for the years ended December 31, 2003, 2002 and 2001, respectively, representing the related depreciation and disposal of the respective revalued assets.

(b)    Disposals of property, plant, and equipment:

The Company recorded losses on disposals and write-offs of property, plant and equipment of R$16,451 and R$35,290 for the six months ended June 30, 2004 and 2003 (unaudited), respectively, and R$61,657, R$16,479 and R$84,948 for the years ended December 31, 2003, 2002 and 2001, respectively. Of these losses, R$16,339, R$35,290, R$49,379, R$13,962 and R$74,453, respectively, related to the disposal, theft and obsolescence of assets in use. The remaining balance of losses related to the write-off of construction in progress projects which were determined to be no longer economically feasible.

Studies supporting the write-offs for obsolescence and construction-in-progress were concluded by the Company’s engineering department in the accounting period of the write-off, based on undiscounted cash flow projections, and have been approved by Management. The carrying value of property, plant and equipment is monitored on an on-going basis and is adjusted, when appropriate, to assure future projected operating revenue is sufficient to recover the carrying value of the assets. When applicable, depreciation rates are adjusted to take into account changes in estimated remaining economic lives as assets are replaced.

(c)    Capitalization of interest and financial charges

In compliance with CVM Deliberation No. 193/96, the Company capitalized R$26,138 of interest and financial charges, including foreign currency exchange variation, to property, plant and equipment for the six months ended June 2004 (unaudited), and R$17,902 and R$18,885 for the years ended December 31, 2002 and 2001, respectively, during the period in which the related assets were under construction. With the appreciation of the Brazilian real in relation to other foreign currencies in which a portion of the Company’s debt is denominated (principally the United States dollar), R$10,528 of previously capitalized finance charges were reversed during the six months ended June 2003 (unaudited) and R$1,559 was reversed for the year ended December 31, 2003.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(d)    Construction-in-progress

Construction-in-progress primarily related to new projects and operating improvements as follows:

	June 30, 2004	December 31,
		2003	2002
	(unaudited)
Water systems:
Networks and connections	228,676	239,297	229,206
Transmission	31,976	60,318	146,397
Water treatment	95,050	89,289	125,474
Sub-transmission	74,828	90,177	140,411
Production and storage	77,484	79,443	125,591
Other	16,754	21,126	28,380

Total water systems	524,768	579,650	795,459

Sewage systems:
Collection	1,076,299	1,237,310	1,255,363
Treatment	226,966	261,714	338,657
Other	70,918	91,240	79,382

Total sewage systems	1,374,183	1,590,264	1,673,402

Other	20,769	22,228	24,278

Total	1,919,720	2,192,142	2,493,139

Estimated disbursements related to construction works already contracted are estimated to be approximately R$674,500 for the period from July 2004 to 2009 (unaudited).

(e)    Concession assets acquired

Since 1998, the Company has purchased the rights to provide water and sewage services in a number of municipalities. The terms of these concessions are generally for a period of 30 years and generally include the corresponding right to operate the related concession assets for which the Company does not have title. The purchase price for these concessions is generally the fair value of the concession, based on appraisal reports which take into consideration the projected cash flows and the remaining concession period at the date of acquisition. The cost of the concession assets acquired is amortized over the concession period.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

The balance of concession assets, by municipality, was as follows:

Municipalities	June 30, 2004	December 31,
		2003	2002
	(unaudited)
Agudos	7,293	7,258	7,207
Bom Sucesso do Itararé	80	71	62
Campo Limpo Paulista	11,166	11,138	10,755
Conchas	2,141	2,134	2,133
Duartina	1,427	1,019	976
Estância de Serra Negra	3,952	3,804	3,739
Itapira	14,059	—	—
Itararé	5,274	5,170	5,104
Marabá Paulista	327	327	327
Miguelópolis	3,932	3,924	3,910
Osasco	253,723	252,372	247,377
Paraguaçu Paulista	13,909	13,884	13,856
Paulistânia	147	129	123
Sandovalina	194	193	186
Santa Maria da Serra	873	859	820
São Bernardo do Campo	415,471	415,471	—
Várzea Paulista	11,542	11,456	11,228

	745,510	729,209	307,803

Less accumulated amortization	(54,956)	(42,587)	(32,077)

Concession assets acquired—net	690,554	686,622	275,726

On December 19, 2003, the Company agreed to purchase the water and sewage assets of the municipality of São Bernardo do Campo, thereby obtaining the right to supply water and sewage services. The value of the concession transaction was R$ 415,471, as determined based on an independent appraisal. The assets acquired, including the service rights, have been recorded as part of concession assets acquired at June 30, 2004 (unaudited) and December 31, 2003, pending final allocation of the purchase price expected to be completed in 2004. (Note 5(b)).

(f)    Expropriations

Development of major water and sewage systems frequently requires the expropriation or establishment of rights of way through third-party properties. The owners of these properties are generally compensated either through negotiated settlements or judicial arbitration in conformity with applicable legislation.

The Company is party to a significant number of condemnation proceedings arising from the partial or total expropriation or use of private property for water mains, sewage lines and facilities. Under Brazilian Federal law, the State Government or the relevant municipality is entitled to condemn private property to the extent required for the construction, development, or improvement of parts of water and sewage systems operated by the Company. However, the Company is required to provide compensation to affected property owners based upon appraised fair market values. Although the Company generally provides compensation to property owners based on negotiated settlements, many property owners bring lawsuits against the Company seeking higher condemnation awards.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

The Company estimates that it will be required to make payments with respect to certain expropriation matters. Future disbursements for pending cases are estimated to be R$278,000 at June 30, 2004 (unaudited). The related assets acquired are recorded in property, plant and equipment when the expropriation is complete and title has passed to the Company. Accordingly, no liabilities have been recognized for pending matters. Management does not believe that the pending expropriation proceedings will, individually or in the aggregate, have a material adverse effect on the Company’s business, results of operations, financial condition or prospects. Aggregate disbursements for expropriations were R$993 for the six months ended June 30, 2004 (unaudited), and R$5,499 and R$3,465 for the years ended December 31, 2003 and 2002, respectively.

(g)    Assets in guarantees

At June 30, 2004 (unaudited) and December 31, 2003, the Company had assets in the amount of R$249,034 provided as guarantee under the Special Tax Debt Refinancing Program—PAES (see Note 12).

(h)    Non-operational assets

The Company had R$31,903 of other non-operational assets, net of accumulated depreciation, at June 30, 2004 (unaudited) and R$31,903 and R$30,864 at December 31, 2003 and 2002, respectively, comprised primarily of land surrounding reservoirs.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

10.    LOANS AND FINANCING

	June 30, 2004			December 31,
				2003			2002
	(unaudited)
Financial institution	Current	Long term	Total	Current	Long term	Total	Current	Long term	Total	Annual Interest (2003)
In local currency:
Federal Government/Banco do Brasil	164,630	2,226,908	2,391,538	156,592	2,293,260	2,449,852	137,478	2,341,027	2,478,505	UPR + 8.5%
Debentures 3rd Issue	366,597	—	366,597	366,465	—	366,465	—	365,627	365,627	2.85% over CDI rate
Debentures 4th Issue	100,001	149,999	250,000	100,001	199,999	300,000	—	300,000	300,000	1.2% over CDI rate
Debentures 5th Issue	146,173	292,346	438,519	—	430,625	430,625	—	421,153	421,153	2.0% over CDI rate/ IGP-M + 12.7%
Caixa Econômica Federal	38,163	471,553	509,716	36,415	486,282	522,697	28,380	493,130	521,510	UPR + 5.0% to 9.5%
Brazilian Economic and Social Development Bank BNDES	—	145,317	145,317	—	102,181	102,181	—	4,060	4,060	3% + TJLP (up to 6.0%)
Other	2,315	25,244	27,559	2,285	25,528	27,813	2,236	24,149	26,385	UPR + 12%, CDI rate
Accrued interest and charges	41,427	—	41,427	51,942	—	51,942	52,401	—	52,401

	859,306	3,311,367	4,170,673	713,700	3,537,875	4,251,575	220,495	3,949,146	4,169,641

In foreign currency:
Long-term Notes: US$500,000,000 (2003-US$500,000,000—2002-US$475,000,000)	—	1,553,750	1,553,750	—	1,444,600	1,444,600	706,660	971,658	1,678,318	10% to 12%
Interamerican Development Bank (IDB): US$447,200,000 (2003-US$449,155,000— 2002-US$425,642,000)	117,111	1,272,625	1,389,736	110,199	1,187,499	1,297,698	125,969	1,377,952	1,503,921	Variation in the basket of currencies + 3.0% to 7.7%
International Bank for Reconstruction and Development (“World Bank”): US$13,314,000 (2003-US$29,849,000— 2002-US$56,340,000)	13,791	27,581	41,372	53,789	32,452	86,241	104,132	94,934	199,066	Variation in the basket of currencies + 4.85%
Deutsche Bank Luxembourg: US$30,000,000 (2003-US$40,000,000— 2002-US$60,000,000)	62,150	31,075	93,225	57,784	57,784	115,568	70,666	141,332	211,998	11.125%
Société Générale: € 2,351,000 (2003-€ 2,746,000—2002-€ 3,469,000)	3,273	5,650	8,923	2,971	7,055	10,026	2,675	10,165	12,840	4.99%
Accrued interest and charges	60,772	—	60,772	58,555	—	58,555	101,872	—	101,872

	257,097	2,890,681	3,147,778	283,298	2,729,390	3,012,688	1,111,974	2,596,041	3,708,015

Total	1,116,403	6,202,048	7,318,451	996,998	6,267,265	7,264,263	1,332,469	6,545,187	7,877,656

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

Benchmark interest rates and foreign exchange rates were as follows at the dates indicated:

	June 30, 2004	December 31,
		2003	2002
(unaudited)
Benchmark Interest Rates:
Unidade Padrão de Referência—UPR (Standard Reference Unit) equal to the Taxa Referencial—TR (Government Interest Rate)	0.13% per month	0.40% per month	0.40% per month

Certificado de Depósitos Interbancários—CDI (Interbank Rate)	15.7% per annum	16.3% per annum	24.8% per annum

Taxa de Juros a Longo Prazo—TJLP (Long-term interest rate fixed by the Federal Government on a quarterly basis)	9.8% per annum	11.0% per annum	10.0% per annum

Indice Geral de Preços a Mercado—IGP-M	9.6% per annum	8.7% per annum	25.3% per annum

Foreign Exchange Rates:
US$	R$3.1075	R$2.8892	R$3.5333
€	R$3.7952	R$3.6506	R$3.7012

(a)    Federal Government/ Banco do Brasil

In March 1994, existing loan agreements with Caixa Econômica Federal were refinanced and the loan rights were transferred by that financial institution to the Federal Government, with Banco do Brasil acting as an agent. Under the terms of the agreement signed with the Federal Government, charges and payments are made on the “Price” amortization system, indexed monthly to the Standard Reference Unit (UPR), which is equal to the Government’s benchmark Interest Rate (TR), plus interest 8.5% per year. Interest and principal are payable monthly, with final maturity in 2014. The Federal Government has liens on certain bank accounts of the Company, into which certain customers make payments for water and sewage services. These liens secure amounts owed under these loan agreements. Additionally, the State Government has provided guarantees for a portion of amounts owing to the Federal Government under these loan agreements.

(b)    Debentures

(i)    3rd Issue

In March 1999, the Company made a public placement of 413,094 non-convertible debentures in an aggregate amount of R$ 413,094, with original maturity in November 2002. These debentures had an effective interest rate of 104.5% of the CDI rate. In September 2001, the terms of these debentures were amended, which changed the interest rate to the CDI rate plus 1.5% per annum and extended the maturity date from November 2002 to September 2004. In March 2003, the debentures were again amended, changing the interest rate from CDI plus 1.5% to CDI plus 2.85%.

In 2001, the Company disbursed R$ 47,467 to redeem 47,290 debentures held by the holders who did not elect to endorse the 2001 amendments. These debentures were placed in treasury and classified as a reduction of the outstanding debt balance at December 31, 2002. In March 2003, 793 of the debentures in treasury were replaced for an aggregate price of R$838, including accrued and unpaid interest. In June 2004 (unaudited), 46,497 of the debentures with an aggregate value of R$46,625 remain in treasury and are classified as a reduction of the outstanding debenture balance.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(ii)    4th Issue

On April 1, 2001, the Company made a public placement of 30,000 non-convertible debentures in an aggregate amount of R$ 300,000, which mature in December 2006. The placement of these debentures in the local market occurred through an auction held on June 8, 2001. These debentures bear interest at the CDI rate plus 1.2% per annum, payable quarterly. Principal is payable quarterly beginning March 15, 2004.

(iii)    5th Issue

On April 1, 2002, the Company made a public placement of 40,000 non-convertible debentures, in the aggregate amount of R$ 400,000, which mature in March 2007. The placement of these debentures in the local market occurred through an auction held on May 16, 2002 of two separate series.

The first series (31,372 debentures, R$313,720) was issued with an original interest rate of the CDI rate plus 1.85% per annum, payable quarterly. In October 2003, the rate was amended to the CDI rate plus 2.0%. Principal is payable in three annual installments beginning April 1, 2005.

The second series (8,628 debentures, R$86,280) was issued with an original interest rate of IGP-M plus 13.25% per annum, payable annually. In October 2003, the rate was amended to IGP-M plus 12.7%. Principal is payable in three annual installments beginning April 1, 2005.

As a result of these amendments, the Company repurchased 4,714 debentures in the amount of R$55,477, including accrued but unpaid interest, which were held in treasury until December 2003, when they were replaced for R$57,499.

(iv)    Interest

Interest expense recognized on the debentures was R$89,608 and R$135,057 for the six months ended June 30, 2004 and 2003 (unaudited), respectively, and R$257,794, R$195,364 and R$111,144 for the years ended December 31, 2003, 2002 and 2001 respectively. Interest paid on the debentures was R$100,320 and R$133,975 for the six months ended June 2004 and 2003 (unaudited), respectively, and R$248,278, R$157,656 and R$108,645, for the years ended December 31, 2003, 2002 and 2001, respectively.

(c)    Caixa Econômica Federal

(i)    Pro-Sanitation Program—Water and Sewage

During 1996 through 1998, the Company entered into several loan agreements under the Federal Government Pro-Sanitation Program, with a view to expanding and improving the water supply and sewage systems of several municipalities of the State of São Paulo and of the City of São Paulo. These loans generally bear interest at 6.5% to 9.5% per annum and are subject to additional administration and risk fees, ranging from 1.0% to 3.0% per annum in aggregate, depending on whether the loans are in the grace period or repayment period. Contractually established repayment terms range from 120 to 180 months from the date the related projects become operational.

Caixa Econômica Federal has liens on certain bank accounts of the Company, into which certain customers make payments for water and sewage services. These liens secure amounts owed under these loan agreements.

Outstanding balances of loans under the Pro-Sanitation Program were R$492,655 at June 30, 2004 (unaudited) and R$505,278 and R$507,181 at December 31, 2003 and 2002, respectively. In addition, R$6,269 was available to be drawn down under these loan agreements at June 30, 2004 (unaudited).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(ii)    Pro-Sanitation Program—“Pró-Sanear”

In 1997 and 1998, contracts were signed under the Pro-Sanitation—“Pró-Sanear” for the improvement of water and sewage services in several municipalities of the Metropolitan São Paulo Region, with the participation of the communities receiving the services. Loans made to the Company under the program bear interest at 5.0% per annum and are subject to additional administration and risk fees, ranging from 1.0% to 3.0% per annum in aggregate, depending on whether the loans are in the grace period or repayment period. Contractually established repayment terms are 180 months from the date the related projects become operational. The loans are collateralized by collections of the daily billings from water supply and sewage services up to the total amount of the debt.

Outstanding loan balances under this program were R$17,061 at June 30, 2004 (unaudited) and R$17,419 and R$14,329 at December 31, 2003 and 2002, respectively. Amounts available for use from these loans, for the projects already in progress, was R$15,925 at June 30, 2004 (unaudited).

(iii)    Covenants

The loans under the Pró-Sanitation program are subject to the Company meeting certain financial and operating covenants (including operating margin, personnel expense margin, and revenue versus collection index, as defined). At June 30, 2004 (unaudited) and December 31, 2003, the Company was in compliance with all such covenants.

(d)    BNDES

In August 2002, to the Company signed a loan agreement with the Banco Nacional do Desenvolvimento Economico e Social (the Brazilian Economic and Social Development Bank—BNDES) for R$60,000 to partially finance the second stage of the clean-up of the Tietê River, object also of a loan agreement with the Inter-American Development Bank (IDB).

On the same date and for the same purpose, the Company signed a R$180,000 onlending agreement, not yet fully drawn down, distributed among the agents thereto as follows:

Agent	Amount
Unibanco—União de Bancos Brasileiros S.A.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000

Total	180,000

The related project is in the execution stage and aggregate borrowings under the agreements was R$41,089 at June 30, 2004 (unaudited) and R$96,103 and R$4,046 at December 2003 and 2002, respectively. The onlending agreement funds are passed on from BNDES to the agents, and by the agents to the Company.

Interest on both loans bear interest at Long Term Interest Rate (“TJLP”) limited to 6.0% per annum, plus a spread of 3.0% per annum, payable quarterly during the grace period and monthly in the repayment period. The portion of TJLP in excess of 6.0% is added to the outstanding principal balance. Principal is payable in monthly installments beginning in September 2005, with final maturity in August 2012. The agreements are collateralized by part of the revenue from water supply and sewage services.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

The loan agreements subject the Company to certain financial and operating covenants, including among others, covenants for the maintenance of the following financial ratios, all as defined in the respective loan agreements:

•	Current adjusted ratio

•	Ratio of connections (water and sewage) to employees

•	Ratio of earnings before interest, taxes and depreciation (EBITDA) to operating revenue

•	Ratio of EBITDA to debt service

•	Ratio of shareholders’ equity to liabilities

At June 30, 2004 (unaudited) and December 31, 2003, the Company was in compliance with all such covenants.

(e)    Long-term Notes

In July 1997, the Company issued US$275 million 10% Notes due 2005. Interest on the loans is payable semiannually with final maturity in July 2005.

In June 2000, the Company issued US$200 million 12% Notes due 2003. Interest on the notes was payable semiannually and the notes were paid in full in July 2003.

In June 2003, the Company issued US$225 million 12% Notes due 2008. Interest is payable semiannually with final maturity in June 2008.

The Company is subject to covenants under agreements evidencing or governing its outstanding indebtedness, including those set forth in the indentures relating to the 10% Notes due 2005 and the 12% Notes due 2008, a loan agreement with the Inter-American Development Bank (discussed in (f) below) and the loan agreements relating to the Syndicated Loans (discussed in (h) below). Each of these agreements contains, among other provisions, limitations on the Company’s ability to incur debt. The indentures relating to the 10% Notes due 2005, the 12% Notes due 2008 and the Syndicated Loans are the most stringent of these debt agreements. All of these agreements prohibit, subject to certain exceptions, the incurrence of additional debt in the event that (1) the ratio of Indebtedness to Adjusted Capitalization (as defined therein) is greater than 0.42x or (2) the Debt Service Coverage Ratio (as defined therein) is less than 2.50x. These ratios are calculated using financial statements prepared under the constant currency method (which is an accounting methodology that differs from BR CL and that incorporates inflation accounting no longer commonly used in Brazil).

(f)    Inter-American Development Bank (IDB)

In June 1987, the Company signed a loan agreement with the IDB for US$163 million to finance improvements and expansion of the sewage systems in the São Paulo Metropolitan Region. The loan bears interest at 7.7% per annum. Semiannual principal repayments began in January 1994, with final maturity in July 2007.

In December 1992, the Company signed a loan agreement with the IDB for US$400 million to finance the first stage of the clean-up of the Tietê. The loan bears interest at a variable rate based on the cost of funding to the IDB. Semiannual principal repayments began in June 1999, with final maturity in December 2017. At the same time, the Company signed an additional loan agreement for a further US$50 million for the first stage of the clean-up of the Tietê River. This loan bears interest at 3.0% per annum. Semiannual principal repayments began in June 1999, with final maturity in December 2016.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

In July 2000, the Company signed a loan agreement with the IDB for US$200 million to finance the second stage of the clean-up of the Tietê River. The estimated total cost of the second stage of the clean-up project is US$400 million, of which 50% will be financed by the IDB and the remaining balance financed by the Company. Outstanding loan balances under this program were R$225,753 at June 30, 2004 (unaudited) and R$149,617 and R$61,366 at December 31, 2003 and 2002, respectively. The loan bears interest at a variable rate, compounded semiannually, based on the cost of funding to the IDB, as measured in the prior six-month period. The loan will be repaid in semiannual principal installments through July 2025.

The Federal Government provides guarantees of the Company’s loans with the IDB. The Company has pledged some of its properties, including its headquarters and some of its other administrative buildings and water storage tanks, as collateral to the Federal Government in connection with certain long term financing transactions with the IDB that the Federal Government has guaranteed.

As discussed in (e) above, the loan agreements subject the Company to certain financial and operation covenants, which include among others, restrictions on the ability to create new indebtedness and the maintenance of certain financial ratios. At June 30, 2004 (unaudited) and December 31, 2003, the Company was in compliance with all such covenants.

(g)    International Bank for Reconstruction and Development (World Bank)

In February 1990, the Company signed a loan agreement with the World Bank for US$280 million to finance improvements in the Company’s operating efficiency. The loan bears interest at a variable rate calculated as 0.5% above the cost of funding to the World Bank during the prior six-month period. Principal repayments began in September 1994 to March 2004. At December 31, 2003 and 2002, the outstanding balance under the loan was R$40,808 (US$14,124,000) and R$134,764 (US$38,141,000), respectively.

In March 1993, the Company signed an agreement with the State Government for the transfer of the funds received by the State Government from the World Bank in December 1992. The proceeds from this loan were designated to finance the environmental clean-up of the Guarapiranga Basin. The loan bears interest at 0.5% above the World Bank cost of funding. Semiannual principal repayments began in October 1997, with final maturity in April 2007. The outstanding balance was R$41,372 (US$13,314,000) at June 30, 2004 (unaudited), and R$45,433 (US$15,725,000) and R$64,302 (US$18,199,000) at December 31, 2003 and 2002, respectively.

The Federal Government provides guarantees of the Company’s loans with the World Bank. The Company has pledged some of its properties, including its headquarters and some of its other administrative buildings and water storage tanks, as collateral to the Federal Government in connection with certain long term financing transactions with the World Bank that the Federal Government has guaranteed.

(h)    Syndicated loans

In October 2000, the Company signed a loan agreement for US$100 million with Deutsche Bank Luxembourg. The loan bears interest at 11.13% per annum. Principal is being paid in semiannual installments, with final maturity in October 2005.

As discussed in (e) above, the loan agreements subject the Company to certain financial and operation covenants, which include among others, restrictions on the ability to create new indebtedness and the maintenance of certain financial ratios. At June 30, 2004 (unaudited) and December 31, 2003, the Company was in compliance with all such covenants.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(i)    Contractual maturities of loans and financing

Contractual maturities of loans and financing were as follows:

	From July to December 2004	2005	2006	2007	2008	2009	2010 and beyond	Total
In local currency	552,789	468,577	497,871	418,598	294,874	315,062	1,622,902	4,170,673
In foreign currency	158,887	1,051,079	146,059	135,294	786,747	87,560	782,152	3,147,778

	711,676	1,519,656	643,930	553,892	1,081,621	402,622	2,405,054	7,318,451

11.    DEFERRED TAXES

Income tax and social contribution (a federally mandated tax based on income) are accrued on taxable results at the applicable tax rates, generally 25% for income tax and 9% for social contribution tax (34% composite rate).

(a)    Reconciliation of the effective tax rate

The amount recorded as income and social contribution tax expense in the financial statements is reconciled to the statutory composite rates, as shown below:

	Six Months Ended June 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
Income (loss) before taxes on income	93,234	745,934	1,111,078	(938,709)	126,528
Statutory rate	34%	34%	34%	34%	34%

Tax (expense) benefit at statutory rate	(31,700)	(253,618)	(377,767)	319,161	(43,020)
Permanent differences
Realization of the revaluation reserve of property plant and equipment—not deductible for tax purposes	(19,510)	(26,904)	(45,643)	(32,586)	(44,150)
Tax benefit on deductible interest on shareholders’ equity	13,362	53,838	171,390	36,796	166,548
Other differences	4,326	2,817	9,384	(56)	10,321

Income and social contribution taxes as reported in the statement of operations	(33,522)	(223,867)	(242,636)	323,315	89,699

Current	(38,110)	(154,879)	(216,089)	(2,842)	(21,477)
Deferred	4,588	(68,988)	(26,547)	326,157	111,176

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(b)    The following summarizes the composition of deferred taxes:

	June 30, 2004	December 31,
		2003	2002
	(unaudited)
Current deferred tax assets:
Provisions for contingencies	4,551	3,874	58,502
Tax loss carryforwards	25,810	25,810	—

	30,361	29,684	58,502

Long-term deferred tax assets:
Provisions for contingencies and social security charges	202,001	172,499	96,190
Tax loss carryforwards	37,025	40,369	108,728
Other temporary differences	7,064	9,936	1,115

	246,090	222,804	206,033

Total deferred tax assets	276,451	252,488	264,535

Current deferred tax liabilities:
Deferred taxes on revenue from governmental agencies	62,971	45,502	76,266
Deferred taxes on inflationary indexing gains	—	—	9,903

	62,971	45,502	86,169

Long-term deferred tax liabilities:
Deferred taxes on revenue from governmental agencies	127,799	121,117	63,353
Other temporary differences	—	—	12,527

	127,799	121,117	75,880

Total deferred tax liabilities	190,770	166,619	162,049

Net deferred tax asset	85,681	85,869	102,486

(c)    Tax effects on the revaluation of assets

As permitted by CVM Instruction No. 197/93, the Company did not record deferred tax liabilities related to the adjustments recorded as a result of the revaluations of property, plant, and equipment in 1990 and 1991. These unrecorded deferred tax balances would have amounted to R$507,507 at June 30, 2004 (unaudited), and R$526,900 and R$572,582 and at December 31, 2003 and 2002, respectively.

(d)    Tax loss carryforwards

The Company had tax loss carryfowards of R$698,165 at June 30, 2004 (unaudited), and R$735,324 and R$963,923 at December 31, 2003 and 2002, respectively, related to social contribution tax, and R$87,902 related to income tax at December 31, 2002, all of which may be used to offset future taxable income.These tax loss carrryforwards have no expiration, but are limited to utilization of 30% of taxable income in any given year.

The Company is currently petitioning in court the right to fully offset the tax loss carryforwards without regard to the 30% annual limitation imposed by Law No. 8,981/95. Utilization of tax loss carryforwards has been within the limitation established by law.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

Pursuant to CVM Deliberation No. 273/98 and CVM Instruction No. 371/02, management is required to present its best estimate of expected realization of tax assets arising from income tax and social contribution tax loss carryforwards. Current estimates indicate that these assets will be realized, as follows (unaudited):

Year	Realization —%
2004	40
2005	48
2006	12

Total	100

In accordance with CVM Instruction No. 371/02, these estimates were based on projections using the cash flow model, approved by the Company’s Board on March, 25, 2004.

However, it is not possible to foresee with reasonable precision the years in which the assets will be actually realized. The estimates for the generation of future taxable income include several assumptions related to the performance of the Brazilian economy, foreign exchange rates, sales volumes, tariffs, tax rates and others, which could differ significantly from current estimates. Management can provide no assurance that the tax assets will be realized within the years specified above.

(e)    Deferral of tax on indexing gains (inflationary profit)

This balance arises from the inflation accounting system in use prior to 1996 through which time certain adjustments for inflation were taxable or tax deductible. The deferral of the date of payment of income tax arising through that period was generally over the life of the underlying non-monetary assets but not exceeding ten years. In 2002, as permitted by current tax legislation, the Company carried out a partial realization of inflationary profit in advance of the actual timing using 2002 tax losses. The total amounts realized during 2003, 2002 and 2001 were R$9,903, R$179,268 and R$47,281, respectively.

12.    TAXES PAYABLE

	Current			Long-term
	June 30, 2004	December 31,		June 30, 2004	December 31,
		2003	2002		2003	2002
	(unaudited)			(unaudited)
Income tax	—	4,396	—	—	—	—
COFINS and PASEP (taxes on revenue)	14,126	23,428	7,934	—	—	—
Tax refinancing agreements:
PAES	34,766	33,201	—	278,132	282,214	—
REFIS	—	—	63,193	—	—	73,725
INSS (social security contribution)	17,966	15,055	12,910	—	—	—
Other	1,969	8,408	1,884	—	—	—

Total	68,827	84,488	85,921	278,132	282,214	73,725

The Company applied for enrollment in the Special Tax Debt Refinancing Program (PAES) on July 15, 2003, in accordance with Law No. 10,684 of May 30, 2003, in which the Company included certain tax liabilities

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

related to COFINS and PASEP, which had previously been the subject of a legal action by the Company challenging the application of Law No. 9,718/98, and consolidated the previously outstanding balance of tax liabilities included under the previous Tax Recovery Program (REFIS). The total amount of tax liabilities included under PAES was R$316,953 as follows:

Tax	Principal	Fines	Interest	Total
COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	—	—	112,639

Total	250,139	13,759	53,055	316,953

The obligation, which is pending confirmation by the Federal Revenue Authorities, will be paid in 120 months with interest based on TJLP (Long Term Interest Rate), published by the Brazilian Government. After enrolling in the PAES program, the Company paid R$17,060 during the six months ended June 30, 2004 (unaudited) and R$16,224 in 2003 in. Financial charges R$14,543 were recorded for the six months ended June 30, 2004 (unaudited) and R$14,686 in 2003.. Assets pledged as guarantee under the previous REFIS program in the amount of R$249,034 continue to secure amounts under the PAES program.

Amounts paid under the previous REFIS program until December 2002 were R$157,069, including financial charges of R$55,208.

13.    PENSION AND HEALTH BENEFIT PLANS

The Company sponsors a funded defined-benefit pension and benefits fund (Plan G1), which is operated and administered by Fundação SABESP de Seguridade Social (“SABESPREV”). SABESPREV was formed in August 1990 to manage the Company’s employees’ retirement and pension plans and health benefit program, which supplement benefits that the Brazilian Federal Government social security system provides. SABESPREV’s assets are held independently of the Company’s assets, although the Company nominates a majority of the directors of SABESPREV.

SABESPREV also provides medical and dental assistance to eligible participating employees and their dependents (approximately 57,100 and 57,800 beneficiaries, including dependents at December 31, 2003 and 2002, respectively). In-patient health care is generally fully covered under the plan. At December 31, 2003, the Company, through SABESPREV, also offered medical assistance to approximately 9,000 former employees and their dependents (all post-retirement medical assistance is funded by the beneficiaries themselves). SABESPREV administers its medical and dental assistance primarily through independent health care providers.

Both pension and health care benefits are supported by monthly contributions from the Company and employee plan participants. The Company’s minimum monthly contributions to the pension and benefits plans generally correspond to the difference between (a) the total cost as determined by an independent actuary and (b) the percentage of corresponding participating employee contributions and transfers from SABESP’s investment program. In 2003 and 2002, Company contributions for pension benefits were 2.1% of average payroll and employee contributions were 2.1% of average base salaries. In addition, in 2003 and 2002, Company contributions to the health care benefits program were 6.2% of average payroll and participating employee contributions were 3.2% of average salaries plus adjustments.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

As discussed in Note 6, the Company also pays certain pension and leave benefits on behalf of the State Government to former employees of the State Government-owned companies which merged to form SABESP. Pursuant to a law enacted by the State Government, certain employees who provided service to SABESP prior to May 1974 and retired as an employee of SABESP acquired a legal right to receive supplemental pension payments from the State Government (which rights are referred to as “Plan G0”). Amounts paid by the Company on behalf of the State Government are claimed and reimbursed by the State Government, as the primary obligor.

The Company is currently evaluating the possible introduction of a defined contribution plan for new employees and providing exiting employees an option to migrate from the defined benefit G1.

(a)    Actuarial obligation

Based on independent actuarial reports at December 31, 2003 and 2002, the Company’s actuarial obligation under the plan was R$305,184 and R$281,195, respectively, representing the difference between the present value of the Company’s benefit obligations and the fair value of the related assets, as shown below:

(i)    Reconciliation of assets and liabilities at December 31:

	December 31,
	2003	2002
Projected benefit obligation	774,126	666,248
Fair value of plan assets	(482,881)	(380,471)
Unrecognized (gains) losses	13,939	(4,582)

Total pension liability	305,184	281,195

Unrecognized prior service cost	(159,644)	(212,859)

Accrued pension obligation	145,540	68,336

(ii)    Reconciliation of changes in accrued pension obligation:

Accrued pension obligation at December 31, 2002	68,336
Net periodic pension cost	88,816
Employer contributions	(11,612)

Accrued pension obligation at December 31, 2003	145,540

(iii)    Components of net periodic benefit cost for the years ended December 31:

	Year Ended December 31,
	2003	2002
Service cost	11,324	10,711
Interest cost	102,319	61,438
Expected return on plan assets	(66,364)	(34,639)
Employee contributions	(11,678)	(11,336)
Amortization of transition obligation—prior service cost	53,215	53,215

Net periodic benefit cost	88,816	79,389

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

The Company recognized net periodic benefit cost of R$44,814 and R$44,405 during the six months ended June 30, 2004 and 2003 (unaudited), respectively. The Company made contributions to the plan of R$6,449 and R$5,843 during the six months ended June 30, 2004 and 2003 (unaudited), respectively.

(iv)    Reconciliation of changes in the projected benefit obligation

Projected benefit obligation at December 31, 2002	666,248
Service cost	11,324
Interest cost	102,319
Benefits paid	(22,154)
Actuarial loss	16,389

Projected benefit obligation at December 31, 2003	774,126

(v)    Reconciliation of changes in the fair value of plan assets

Fair value of plan assets at December 31, 2002	380,471
Actual return on plan assets	99,502
Contributions	25,062
Benefits paid	(22,154)

Fair value of plan assets at December 31, 2003	482,881

(vi)    Actuarial estimate of 2004 net periodic benefit cost

2004
Cost of current service	11,960
Cost of interest	93,991
Expected return on plan assets	(58,478)
Employee contributions	(13,754)
Amortization of past service cost	53,215

Estimated 2004 net periodic benefit cost	86,934

(vii)    Actuarial assumptions

Several statistical and other factors that attempt to project future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and the rate of future salary increases as determined by the Company, within certain internal guidelines. In addition, the actuary also uses subjective factors such as termination, turnover and mortality rates to estimate these factors. The actuarial assumptions used by the Company are reviewed on a regular basis and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower termination/withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension expense recorded by the Company.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

The assumptions used for the actuarial valuation were as follows for the years ended December 31:

	Year Ended December 31,
	2003	2002
Economic assumptions
Discount rate	12.32%p.a.	15.56%p.a.
Expected rate of return on plan assets	12.06%p.a.	17.33%p.a.
Future salary increases	6.08%p.a.	9.14%p.a.
Increase in social security benefits and limits	4.00%p.a.	7.00%p.a.
Capacity factor
Salaries	98%	98%
Benefits	98%	98%

Demographic assumptions for 2003 and 2002
Mortality table	Adjusted IBGE
Disabled mortality table	RRB 1944
Disability entry table	RRB 1944
Turnover table	Prudential
Retirement age	First age entitled to one of the benefits
% of active participants married at time of retirement	95%
Age difference between the participants and their spouses	Wives are four years younger than husbands

At December 31, 2003 the number of active and inactive participants in the plan was 17,178 and 4,397, respectively.

(b)    Extraordinary Item

As permitted, SABESP has chosen to recognize the December 31, 2001 transition obligation as a result of adopting CVM Deliberation No. 371 in equal amounts over a five-year period. The charge is presented as an “Extraordinary item”, net of taxes, for the six months ended June 30, 2004 and 2003 (unaudited) and for the years ended December 31, 2003 and 2002 were as follows:

Transition obligation—prior service cost at December 31, 2001	266,074

	Six Months Ended June 30,		Years Ended December 31,
	2004	2003	2003	2002
	(unaudited)	(unaudited)
Amortization of transition obligation	26,607	26,609	53,215	53,215
Tax effects	(9,046)	(9,046)	(18,093)	(18,093)

Extraordinary item, net of taxes	17,561	17,563	35,122	35,122

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

14.    EMPLOYEE PROFIT SHARING AND OTHER BENEFITS

(a)    Employee Profit Sharing

The employees’ profit-sharing amounts are measured in accordance with annual agreements with the trade unions. Such agreements define certain targets to be met and also define limits for distribution per employee based on monthly salaries.

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented for the period from July 2003 to June 2004, with the payment of an amount corresponding to up to one month’s payroll, depending on achievement of targets.

In December 2003, the Company paid in advance R$20,385, equivalent to 50% of one month’s payroll; the remainder, was paid in August 2004 (unaudited).

The Company recorded additional salary and payroll charges in the amounts of R$20,573 and R$22,567 for the six months ended June 30, 2004 and 2003 (unaudited), respectively, and R$39,978, R$34,740 and R$14,652, for the years ended December 31, 2003, 2002 and 2001, respectively, relating to employees profit sharing, in accordance with the labor legislation and agreements with trade unions. The year end accrual is an estimate made by management, as the final determination of the amount payable is not available at the date of the preparation of the financial statements. Amounts paid with respect to the program may differ from the liability accrued.

(b)    Dismissal Encouragement Program

In December 2003, Company management approved and announced a special, one-time, dismissal encouragement program, granting special termination benefits to employees who opted for termination or early retirement. Benefits under the program generally included 30% of the employee’s salary for each year of service and 40% of the FGTS—Fundo de Garantia por Tempo de Serviço (severance fund). Approximately 700 employees voluntarily accepted such benefits under the program. At December 31, 2003, the Company accrued R$34,645 for these benefits, which was recorded as part of accrued payroll and related charges. Substantially all of these benefits were paid out as of June 30, 2004 (unaudited).

15.    COMMITMENTS AND CONTINGENCIES

(a)    Provision for contingencies

The Company is party to a number of legal proceedings arising in the normal course of business, involving labor, tax, civil, environmental and other matters. The Company has accrued amounts necessary to cover estimated probable losses in case of an unfavorable outcome. Management believes that, even in the event of an unfavorable outcome, such proceedings will not have a material adverse effect on the Company’s financial condition.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

The provision for contingencies is summarized as follows:

	June 30, 2004	December 31,
		2003	2002
	(unaudited)
Disputed taxes
COFINS and PASEP	—	—	170,494
FINSOCIAL	7,872	7,872	7,872
Customer claims	191,604	181,167	90,635
Contractor claims	179,698	157,832	107,380
Labor claims	23,818	24,195	19,131
Civil claims	16,445	20,031	11,329
Other claims	22,671	12,740	10,464

Total provision for contingencies	442,108	403,837	417,305

Current portion	21,258	19,266	179,935
Long-term portion	420,850	384,571	237,370

(i)    Disputed taxes

The Company filed a lawsuit challenging a law enacted in 1998 which expanded the definition of income subject to the PASEP taxes, as well as increasing the COFINS rate. The PASEP provision was first recorded in 1998 and was being increased as the contested tax obligation accrued. In July 2003, the Company withdrew its lawsuit and the related liability was included in the Special Tax Debt Refinancing Program—PAES. The related obligation has been transferred to taxes payable at December 31, 2003 (see Note 12).

The Company filed a lawsuit in 1991 challenging the increase in the FINSOCIAL rate (a tax on sales revenue). The timing of these increases was successfully challenged in the lower courts by a number of Brazilian companies and a Federal Supreme Court ruling decreeing the unconstitutionality of the rate increases. Subsequent legislation allowed taxpayers to offset the overpaid tax against other taxes due to the same taxing authority. However, in 1997, the Federal Supreme Court complemented its earlier decision and ruled that the FINSOCIAL tax rate increases were applicable to service companies. The Company challenged this ruling in the courts between 1998 and 2000 and filed a number of appeals without success. Legal counsel concluded in 2001, that the claim was unlikely to prevail and payment of the tax would be probable. Accordingly, during 2001, the Company revised the existing provision regarding FINSOCIAL taxes, charging general and administrative expenses (principal amount) and financial expenses (interest and other charges amounts) totaling R$ 43,871 and increasing the provision to R$ 51,753. In July 2002, the Company paid R$ 57,016, relating to this obligation and authorized the release of court-held deposits to the tax authorities, thus terminating the legal action filed by the Company in 1991. The remaining balance represents the remaining amounts in escrow pending withdrawal by the Government.

(ii)    Customer claims

Customer claims refer to action actions filed by the Company’s customers claiming tariff parity which are currently in the lower or appellate courts, where decisions have been both favorable and unfavorable to the Company. Based on the advice of legal counsel, the Company has recorded provisions of R$191,604 at June 2004 (unaudited) and R$181,167 and R$90,635 at December 31, 2003 and 2002, respectively, related to customer claims.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(iii)    Contractor claims

Certain construction service contractors have filed claims in court against the Company alleging underpayment of inflation indexation adjustments. Based on the number of claims and advice from the Company’s legal counsel, the Company has recorded provisions of R$179,698 at June 2004 (unaudited), and R$ 157,832 and R$107,380 at December 31, 2003 and 2002, respectively, to cover probable losses arising from unfavorable decisions in these matters.

(iv)    Labor claims

The Company is a defendant in a number of labor claims, primarily involving the Sindicato dos Trabalhadores em Água, Esgoto e Meio Ambiente de São Paulo (the São Paulo Water, Sewage and Environmental Service Workers Union—SINTAEMA) for overtime payment, health hazard and other payments and benefits. Based on advice from the Company’s legal counsel and its human resources department and on analyses carried out by outside legal counsel, the Company has recorded provisions which management considers sufficient to cover probable losses regarding these matters. The Company increased the provision to R$23,818 during the six months ended June 30, 2004 (unaudited), and had recorded provisions of R$24,195 and R$19,131 at December 31, 2003 and 2002, respectively, related to labor claims.

(v)    Civil claims

Civil claims refer to indemnities for losses caused by third parties. Based on advice from the Company’s legal counsel, the Company has recorded a provision R$16,445 at June 30, 2004 (unaudited) and R$20,031 and R$11,329 at December 31, 2003 and 2002, respectively.

(vi)    Other proceedings

The Company is party to a number of other legal proceedings in the normal course of business involving possible risk of loss, in addition to the lawsuits and administrative proceedings discussed above.

Management does not believe that such legal proceedings will, individually or in the aggregate, have a material adverse effect on the Company’s business, results of operations or financial condition, and therefore, no provisions have been recorded based on management’s assessment of the probability of loss.

The amounts involved in these other matters, for which management has assessed the likelihood of loss as possible was as follows :

	June 30, 2004	December 31,
		2003	2002
	(unaudited)
Labor	5,970	6,000	4,300
Contractor	151,135	44,750	31,800
Civil	139,530	76,000	6,000
Customers	424,674	331,250	89,500
Environmental	117,380	420	350
Other	14,711	1,280	1,150

	853,400	459,700	133,100

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(vii)    Escrow deposits

Escrow deposits represent deposits made under court instructions relating to labor, tax and civil lawsuits to which the Company is a party. These deposits are restricted and held by the court until such time that a final court ruling is determined and issued.

(b)    Operating lease commitments

The Company leases certain administrative facilities and equipment under long-term operating lease agreements. The following summarizes the contractual minimum operating lease payments for the years presented at December 31, 2003:

R$
2004	9,127
2005	2,204
2006	1,578
2007	219
2008	66

13,194

Rental expense was R$5,811 and R$5,073 for the six months ended June 30, 2004 and 2003 (unaudited), respectively, and R$11,628, R$15,074 and R$14,449 for the years ended December 31, 2003, 2002 and 2001, respectively

(c)    Take-or-pay contracts

The Company has entered into long-term “take-or-pay” contracts for the supply of electrical energy. The Company’s significant take-or-pay obligations with respect to electrical energy by year at December 31, 2003 of anticipated payment is as follows:

R$
2004	68,441
2005	8,848
2006	3,305
2007	1,579
2008	1,124
2009	195

Total	83,492

Expense for electricity was R$187,508 and R$153,046 for the six months ended June 30, 2004 and 2003 (unaudited), respectively, and R$322,882, R$266,130 and R$197,724 for the years ended December 31, 2003, 2002 and 2001, respectively.

(d)    Other commitments

Commitments for construction projects under contract are estimated at R$674,500 at June 30, 2004 (unaudited).

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(e)    Recently enacted legislation

Under existing law, Federal Governmental agencies are authorized to collect fees from persons that either abstract water from, or dump sewage into, water resources controlled by these agencies. In most cases, the fees have yet to be established by implementing regulations. However, for one specific water basin (the Rio Paraíba do Sul water basin), recent legislation was enacted requiring Sabesp to pay the Federal Government or an agency in respect of the use of water, and Sabesp started making payments in this respect on March 2003.

16.    OTHER LIABILITIES

The following summarizes the composition of other liabilities:

	June 30, 2004	December 31,
		2003	2002
	(unaudited)
São Bernardo Agreement (Note 5 (b))	22,506	100,526	—
ANA deposits liability (Note 8 (a))	26,356	24,685	16,211
Other	54,965	51,803	43,355

Total other liabilities	103,827	177,014	59,566

Current portion	77,429	152,316	43,355
Long-term portion	26,398	24,698	16,211

17.    SHAREHOLDERS’ EQUITY

(a)    Authorized capital

The Company is authorized to increase its capital up to a maximum of R$4,100,000, corresponding to 40,000,000,000 registered common shares without par value.

The Company has from time to time issued shares to purchase assets from third parties, usually municipal authorities. These shares are issued at market value, which correspond to the fair value of the asset acquired.

(b)    Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 28,479,577,827 registered common shares without par value as follows:

	June 30, 2004		December 31,
			2003		2002
	(unaudited)
Shareholders	Number of shares	%	Number of shares	%	Number of shares	%
São Paulo State Finance Department	20,376,674,058	71.55	20,376,674,058	71.54	20,376,674,059	71.54
Shares held in custody by Stock Exchanges	8,073,289,501	28.33	8,073,310,852	28.35	8,062,195,428	28.30
Other	29,614,268	0.12	29,592,917	0.11	40,708,340	0.16

	28,479,577,827	100.00	28,479,577,827	100.00	28,479,577,827	100.00

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(c)    Distribution of earnings

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian Corporate Law. This requirement can be met through payments made in the form of dividends and interest on shareholders’ equity (net of withholding tax), to the extent amounts are available for distribution. Dividend distributions are limited to retained earnings as determined in accordance with BR CL. At December 31, 2003, as required by the CVM, management designated the retained earnings balance to a discretionary investment reserve account (see (g) below).

For purposes of BR CL, and in accordance with the by-laws of the Company, adjusted annual net income is an amount equal to the Company’s annual net income adjusted to reflect allocations to or from (i) statutory legal reserve, (ii) an equity contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any.

(d)    Interest on shareholders’ equity

The Company by-laws also provide for distribution of interest on shareholders’ equity as an alternative form of distribution to shareholders. The interest rate is limited to the variation in the TJLP during the applicable period and the deductible distribution cannot exceed the greater of 50% of net income (before distribution and deductions for income taxes) for the period or 50% of retained earnings. Distribution of interest on shareholders’ equity is a tax-deductible expense for both income tax and social contribution purposes. The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, is taken into account in determining the mandatory dividend.

The Company declared interest on shareholders’ equity, in lieu of dividends, in the amount of R$39,302 during the six months ended June 2004 (unaudited), and R$504,089 and R$108,222 during the years ended December 2003 and 2002, respectively, which include applicable amounts withheld as income tax related to those shareholders who are subject to such taxation (State Government, municipalities and pension funds among others, are exempt from withholding income taxes). Interest on shareholders’ equity was calculated in conformity with article 9 of Law No. 9,249/95, at the Long-term Interest Rate (TJLP). This interest was originally recorded in “Financial expenses” for income and social contribution tax purposes and subsequently, for presentation purposes, was reflected directly in “Shareholders’ equity” in conformity with CVM Deliberation No. 207/96.

As discussed in Note 6, the remaining balance payable to shareholders reflects the reclassification to receivable from shareholder of R$347,048 at June 30, 2004 (unaudited), and R$401,712 at December 31, 2003 of interest on shareholders’ equity payable to the State Government, which will be subject to reciprocal offset with amounts owed from the State Government in 2004 in accordance with the terms of the GESP Agreement as amended.

(e)    Capital reserve

Capital reserve comprises of tax incentives and donations from government entities.

The tax incentive reserve results from an option to invest in the capital stock of companies undertaking specified government-approved projects. In lieu of paying part of the income tax due, the amount is credited to income tax and subsequently appropriated from retained earnings to this reserve.

The donations reserve reflects the value of assets received from government entities, principally enabling the Company to provide service access to properties. No shares are issued in exchange nor other remuneration provided in connection with assets received. These donations are recorded as a direct benefit to shareholders’ equity.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(f)    Legal (statutory) reserve

Under Brazilian Corporate Law, the Company is required to record a legal reserve to which it must allocate 5% of the adjusted net income each year until the amount of the reserve equals 20% of paid-in capital. Accumulated deficit, if any, may be charged against the legal reserve.

(g)    Investment reserve

The balance of retained earnings not distributed to shareholders is transferred to a discretionary reserve (investment reserve) in accordance with the Company’s capital expenditure program.

(h)    Revaluation reserve

As permitted by CVM Instruction No. 197/93, the Company chose not to recognize deferred taxes liabilities related to the revaluation reserve for property, plant and equipment recorded up to 1991. These unrecorded deferred tax balances would have amounted to R$507,507 at June 30, 2004 (unaudited), and R$526,900 and R$572,582 at December 31, 2003 and 2002, respectively. The revaluation reserve is transferred to retained earnings in proportion to the depreciation and disposal of the respective assets.

18.    INSURANCE COVERAGE

Insurance policies held by the Company provide the following coverage, taking into account the risks and nature of the related assets:

Type of insurance	Insured amounts—R$
	June 30, 2004	December 31, 2003
	(unaudited)
Engineering risk	641,208	622,781
Fire	266,579	264,875
General liability—Directors & Officers	80,000	80,000
Comprehensive general liability—Construction	3,642	2,776
Comprehensive general liability—Operating	1,500	1,500

19.    FINANCIAL INSTRUMENTS AND RISK

(a)    Fair value of financial instruments

Market values and book values of the Company’s main financial instruments are as follows:

	June 30, 2004		December 31,
			2003		2002
	(unaudited)
	Book value	Market value	Book value	Market value	Book value	Market value
Time deposits	55,196	55,196	186,419	186,419	344,365	344,365
Foreign currency deposits	—	—	26,590	26,590	—	—
Loans and financing	7,318,451	7,485,978	7,264,263	7,461,105	7,877,656	8,100,819

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

The Company’s main financial instruments as of December 31, 2003, and the criteria adopted for their valuation are as follows:

(i)    Cash and cash equivalents comprise of cash on hand, bank accounts, time deposits, and foreign currency deposits. The recorded values of these financial instruments approximate their market value.

(ii)    Loans and financing—Market value was generally determined using discounted cash flows, based on market interest rates for instruments with similar risks and terms.

(iii)    Debentures—The Company has already settled 2 of its 5 debentures issuances. These securities are negotiated in over-the-counter markets, and are stated at amounts that approximate their market value (see Note 10).

The market values determined by the Company were based on available information and appropriate valuation methodologies, both of which require considerable judgment and estimates. Consequently, the estimates of fair values presented above do not necessarily indicate the amounts that might be realized or settled in a current market transaction. The use of different market approaches and/or methodologies could have a significant effect on the estimated market values.

(b)    Exchange rate risk

Exchange rate risk is the risk that the Company may incur losses due to exchange rate fluctuations, which could increase the liability balances and related financial expenses of loans and financing denominated in foreign currencies. The Company does not utilize derivative financial instruments to mitigate foreign currency risk, given the amounts and related costs involved. However, at times, it holds foreign currency deposits to mitigate foreign currency exposure.

A significant portion of the Company’s debt is denominated in foreign currency, primarily the US dollar and the Euro, totaling R$3,147,778 at June 30, 2004 (unaudited) and R$3,012,688 at December 31, 2003 (Note 10). The Company’s net exposure to the exchange rate risk as of June 30, 2004 (unaudited) and December 31, 2003 is summarized as follows:

	In thousands
	June 30, 2004		December 31,2003
	(unaudited)	(unaudited)
	US$	€	US$	€
Foreign currency deposits	—	—	(2,067)	(5,660)
Loans and financing	990,514	2,351	1,019,004	2,746

	990,514	2,351	1,016,937	(2,914)

(c)    Interest rate risk

Interest rate risk is the risk that the Company may incur losses due to interest rate fluctuations that would increase its financial expenses related to loans and financing. The Company had R$1,226,192 at June 30, 2004 (unaudited), R$1,225,090 at December 31, 2003 and R$1,107,214 at December 31, 2002 in loans and financing which were obtained at variable interest rates (CDI and TJLP, etc.). In addition, adjustments to the Company’s related water and sewage tariff rates are not necessarily correlated with the increases in the interest rates and price-level restatement indices associated with the Company’s debt.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

The Company does not utilize derivative financial instruments to mitigate interest rate risk. The Company does, however, continually monitor market interest rates in order to evaluate the possible need to replace its debt.

(d)    Credit risk

The Company manages credit risk principally by selling to a geographically dispersed customer base, including sales to municipal governments. No single customer represented more than 10% of the Company’s sales and services rendered in the six months ended June 30, 2004 and 2003 (unaudited), and for the years ended December 31, 2003, 2002 and 2001.

20.    GROSS REVENUE PER REGION

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
Metropolitan São Paulo	1,642,469	1,560,777	3,268,768	3,003,854	2,682,017
Regional systems	574,994	492,965	1,038,766	958,582	861,491

Total	2,217,463	2,053,742	4,307,534	3,962,436	3,543,508

No single customer accounted for more than 10% of the Company’s sales and services revenue in the six months ended June 30, 2004 and 2003 (unaudited), and for the years ended December 31, 2003, 2002 and 2001.

The atypical meteorological conditions of the past three years resulted in the need to launch institutional campaigns to encourage economical and rational use of water and, which has led to a decrease in billed water volumes. At the same time, higher investments were required to mitigate the drought effects on the Company’s water production systems. This drought period may materially reduce the water supply and water volumes billed.

In October 2003, the Company launched a new campaign “Watch the Water Level”, involving advertisements in all media, blitzes throughout the city, presentations and partnerships with customers, suppliers and various segments of the population. The campaign’s objective was to call attention to the water supply reservoirs, encouraging the rational use of water and fighting water waste, in addition to promoting increased awareness of the importance of water resources for social and economic development.

The Company has implemented the Incentive Program for Water Consumption Reduction, the purpose of which is to encourage the population of the São Paulo Metropolitan Region to reduce water use, in response to the water shortage caused by the low rainfall levels and the resulting low water levels in the reservoirs that supply the region. The six month program encompasses the municipalities of the Metropolitan Region supplied by the metropolitan aqueduct system and has been be effective since March 15, 2004, consisting of the awarding of a 20% discount on water and sewage tariffs for users who reduce their water consumption by at least 20% in relation to the same period in the prior year.

The revenue recorded for the six months ended June 30, 2004 is net of R$34,945 (unaudited) related to the customer discount of the Incentive Program for Water Consumption Reduction.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

21.    OPERATING EXPENSES

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
Cost of sales and services:
Payroll and related charges	398,459	370,852	791,648	652,135	578,179
General supplies	36,718	34,988	77,250	68,355	59,047
Treatment supplies	49,953	47,627	88,610	77,719	58,750
Outside services	113,889	95,769	207,176	211,967	198,938
Electric power	186,704	152,276	321,323	265,013	196,869
General expenses	15,427	17,393	33,419	34,832	33,997
Depreciation and amortization	281,799	261,867	547,722	504,955	464,655

	1,082,949	980,772	2,067,148	1,814,976	1,590,435

Selling expenses:
Payroll and related charges	68,601	59,343	130,978	100,753	80,751
General supplies	2,813	2,412	5,328	4,324	3,785
Outside services	29,821	41,452	82,515	89,383	68,165
Electric power	397	387	743	536	365
General expenses	22,041	15,845	37,924	24,825	24,137
Depreciation and amortization	1,261	1,225	2,421	2,403	1,614
Bad debt expense, net of recoveries	106,317	65,548	37,625	162,915	153,780

	231,251	186,212	297,534	385,139	332,597

Administrative expenses:
Payroll and related charges	56,171	49,277	110,509	93,436	81,812
General supplies	1,559	1,772	3,424	4,134	4,540
Outside services	43,877	20,162	39,915	60,303	58,432
Electric power	406	383	816	581	490
General expenses	15,132	15,076	58,661	32,656	26,052
Depreciation and amortization	9,685	6,313	14,312	11,717	11,060
Tax expenses	11,994	14,506	26,423	23,197	20,749

	138,824	107,489	254,060	226,024	203,135

Financial expenses:
Interest and other charges on loans and financing— local currency	219,269	268,216	523,418	461,404	375,662
Interest and other charges on loans and financing— foreign currency	117,935	123,983	255,824	276,693	239,486
Other expenses on loans and financing	164	5,648	5,801	774	248
Income tax on remittances abroad	12,881	15,228	37,355	23,810	21,818
Other financial expenses	20,181	43,261	58,612	62,751	36,966
Monetary variations on loans and financing	30,304	83,139	144,689	103,597	68,192
Exchange variations on loans and financing	192,353	(626,999)	(540,569)	1,345,335	387,009
Other monetary and exchange variations	3,018	8,207	33,268	3,719	2,901
Provision for monetary indexation of contingencies	25,354	69,970	138,440	140,963	72,808

Total financial expenses	621,459	(9,347)	656,838	2,419,046	1,205,090

Financial income:
Monetary variations	31,119	19,531	203,938	35,350	23,795
Income from temporary cash investments	11,687	38,173	69,958	69,022	60,309
Interest	12,766	17,010	37,450	42,863	19,574
Other	1	—	2	15	55

Total financial income	55,573	74,714	311,348	147,250	103,733
COFINS and PASEP (taxes on financial income)	(2,698)	2,444	(987)	(4,497)	(3,795)

Total financial income	52,875	77,158	310,361	142,753	99,938

Financial expenses (income), net	568,584	(86,505)	346,477	2,276,293	1,105,152

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

22.    DIRECTOR AND MANAGEMENT COMPENSATION

Compensation paid by the Company to the members of its board of directors and management totaled R$886 and R$423 for the six months ended June 30, 2004 and 2003 (unaudited), respectively, and R$1,478, R$921 and R$1,251 for the years ended December 31, 2003, 2002 and 2001, respectively.

23.	SUBSEQUENT EVENTS AFTER DATE OF INDEPENDENT REGISTERED ACC OUTING FIRM’S REPORT (UNAUDITED)

(a)    Debentures and promissory notes

On September 17, 2004, the Company registered with CVM a securities shelf program through which it will be able to offer certain debt securities, including non-convertible debentures and commercial paper up to an aggregate amount of R$1,500,000 over the next two years. As part of this program, the Company issued R$600,000 in aggregate principal amount of debentures in September 2004 (6th issue), offered in three separate series. The debentures of the first, second and third series will mature within three, five and six years after issuance, respectively. The debentures of the first series will pay interest at the CDI rate plus 1.75% per year, and the debentures of the second and third series will pay interest at rates of IGP-M plus 11.0% per year. The final amounts of the debentures of each new series to be offered will be determined before their public distribution.

On June 17, 2004, the Company’s Board of Directors authorized the issuance of 40 promissory notes, each with an individual face value of R$5,000, for an aggregate amount of R$200,000. These promissory notes were issued on July 16, 2004. These promissory notes have a final maturity date of 180 days from subscription and bear interest at a floating rate of 105.0% of the CDI rate over the individual face value from the issuance date. On September 22, 2004, 26 of these promissory notes totaling R$130,000 were prepaid.

(b)    Japan Bank for International Cooperation (“JBIC”)

On August 6, 2004, the Company entered into a credit agreement with JBIC for the financing of the Environmental Recovery Program for the Santos Metropolitan Region, which was guaranteed by the Federal Government for an aggregate principal amount of R$588,000. In addition to the amount received under the JBIC credit agreement, the Company intends to invest up to R$493,000 in this program.

(c)    Renewal of grant of the Cantareira System

The conditions for renewal of the grant for use of the water of the Piracicaba Basin by the Cantareira System, responsible for supplying approximately 48% of the population of the São Paulo Metropolitan Region, were established by DAEE Administrative Rule No. 1213, of August 6, 2004, for a period of 10 years.

The authorization of the Company for use by the Cantareira system of the water in the Piracicaba water basin was recently renewed by Portaria DAEE n° 1213 dated August 6, 2004 for a period of ten years. The Company believes that the terms under which the new authorization for the Cantareira system were granted do not represent a significant increase in costs or in demand for investments, in comparison with the terms of the prior authorization.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(d)    Tariff Increase

On August 29, 2004, the tariffs for services rendered by the Company were increased by 6.78%. This increase was the same for all categories of customers. This tariff increase was below IPCA—Índice de Preços ao Consumidor Amplo (inflation measurement index based on final consumer price, published periodically by IBGE) for the twelve months ended July 31, 2004 which was 6.81%.

(e)    Change in Shareholder Ownership

On October 11, 2004, the Company’s controlling shareholder, the São Paulo State Finance Department, completed the transfer of 5,802,967,065 of the Company’s issued and outstanding common shares to Companhia Paulista de Parcerias — CPP, a company controlled by the State of São Paulo.

(f)    Court Ruling — GESP Agreement

In October 2004, a court ruled in favor of a civil action brought by the Public Attorney of the State of São Paulo (Ministério Público do Estado de São Paulo) challenging the legality of the transfer of ownership to the Company of the reservoirs which make up the Alto Tietê system from the State Department of Water and Energy, as contemplated in the GESP Agreement and discussed in Note 6, which ruling the Company currently believes relates only to the legality of the transfer of the reservoirs. The Company and the State Government intend to appeal the decision and plan to request the suspension of the court’s decision until final judgment is reached by the Court of Appeals (Tribunal de Justiça do Estado de São Paulo). The Company is currently unable to predict the chances of success with respect to such appeal. The Company and the State Government are continuing negotiations for such transfer of the reservoirs and the settlement of related amounts owed as contemplated in the GESP Agreement. Management continues to believe that all related amounts due from the State Government are collectible and does not expect to incur losses on such accounts receivable.

24.    SUMMARY OF DIFFERENCES BETWEEN BR CL AND US GAAP

The Company’s primary financial statements have been prepared in accordance with BR CL which differs significantly from US. GAAP as described below:

(a)    Inflation accounting methodology and indices

In Brazil, because of highly inflationary conditions which prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one required under BR CL; and the other known as the constant currency method. The primary difference between BR CL and the constant currency methodology relates to accounting for the effects of inflation. Under BR CL, inflation accounting was discontinued effective January 1, 1996. Prior to that date, BR CL required inflationary indexation of property, plant and equipment, investments, deferred charges and shareholders’ equity, the net effect of which was reported in the statement of operations as a single line item. The constant currency methodology is similar to U.S. Accounting Principles Board Statement No. 3 (“APS 3”), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivable and payables, which is required by the constant currency methodology and is prohibited under BR CL.

Financial statements prepared in accordance with BR CL have been, and continue to be, required of all Brazilian corporate entities and are used by the Brazilian tax authorities in determining taxable income. Financial

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

statements prepared in accordance with the constant currency method were required through 1995 for those entities whose securities were registered with the CVM. Since 1996, presentation of supplemental financial statements under the constant currency method has been optional.

(i)    Additional inflation restatement in 1996 and 1997 for US GAAP

In the reconciliation from BR CL to US GAAP, consistent with the position paper prepared by the U.S. AICPA International Practice Task Force, an adjustment for inflation accounting has been included for the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by BR CL but was required by APS 3 under US GAAP. Shareholders’ equity under US GAAP was increased by R$ 1,340,924 at June 30, 2004 (unaudited) and by R$ 1,379,323 and R$ 1,465,677 at December 31, 2003 and 2002, respectively, due to the additional inflation restatement adjustments.

(ii) Supplementary	inflation restatement replaces revaluation of property, plant and equipment for US GAAP

The price-level restatement methodology under BR CL relied on an official inflation index announced by the Brazilian Federal government which was also used for purposes of determining taxes payable. Shortly after the launch of an economic stabilization plan in 1990, the government announced an inflation rate for that year which was materially understated in relation to the general and consumer price indices as measured by independent economic institutes. In 1991, the government acknowledged this distortion and companies were required to re-present their statutory financial statements using a revised inflation index and the effects thereof were also used to determine income taxes, retroactively. The same law (Law No. 8,200/91) also granted companies the option (and the CVM required adoption when the effects were significant) to reprocess the accumulated inflation accounting effects since the date of acquisition of assets based on an independently sourced consumer or general price index. This supplemental indexation of property, plant and equipment, investments and deferred charges was to be recorded in the statutory BR CL accounting books but would have no effect for tax purposes. The Company anticipated the effects of this measure by contracting an independent firm of experts to perform an appraisal to market value of its property, plant and equipment and recorded the revaluation increment in its statutory BR CL accounting records, without affecting its tax position, in much the same way as Law No. 8,200/91 later required. As the revaluation increment had eliminated the effects of the supplemental price-level restatements, no further action was taken and the Company did not apply the incremental indexation.

Under US GAAP, revaluations of assets to market value are not permitted and the effects of the revaluation have been reversed in the reconciliation to US GAAP. However, in order to preserve the integrity of the historical cost of its assets based on the price-level restatement convention adopted by BR CL, the Company has recorded the supplemental price-level restatement adjustments, in accordance with Article 2 of Law No. 8,200/91, as an adjusting item in the reconciliation to US GAAP. The Company has presented the balances of shareholders’ equity and net income (loss) under BR CL, adjusted for the effects of the revaluation and the replacement of the reversal by the supplemental price-level restatements, and related tax effects, as a subtotal, prior to presenting the reconciling items to US GAAP. The subtotal also includes the effects of included an additional two years’ inflation accounting adjustments through to 1997 for purposes of US GAAP.

Shareholders’ equity under US GAAP was increased by R$ 3,082,776 at June 30, 2004 (unaudited) and by R$ 3,149,121 and R$ 3,304,334 at December 31, 2003 and 2002, respectively, due to the supplementary

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

inflation restatement adjustments and reduced by R$ 2,666,336 at June 30, 2004 (unaudited) and by R$ 2,723,720 and R$ 2,857,965 at December 31, 2003 and 2002, respectively, due to the reversal of the revaluations, before tax effects.

(iii)    Inflation indices

The indexation of the financial statements through 1995, except for the year 1990, under BR CL was based on an official government index, the Unidade Fiscal de Referência—UFIR and for the year ended December 31, 1990 on a consumer price index (Índice de Preços ao Consumidor, or IPC). For purposes of US GAAP, a general price index, the Índice Geral de Preços—Mercado, or IGP-M, was used to record the additional inflation restatement in 1996 and 1997 and the supplementary inflation restatement through 1995 (see above).

(b)    Income taxes

Under BR CL, deferred tax assets are recognized at the estimated amounts that management considers are probable to be recovered. In addition, deferred income taxes are shown gross rather than net.

Under US GAAP, deferred taxes are recorded on all temporary tax differences. Valuation allowances are established when it is not more likely than not that deferred tax assets, including tax loss carryforwards, will be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference, and are presented net.

For purposes of deferred tax accounting, the US GAAP adjustments relating to inflation restatement of land and the push-down expenses from the Plan G0 pension fund (j)(ii) below) and sabbatical paid leave benefits are treated as permanent tax differences, as such items are not deductible for tax purposes by the Company.

Taxes on income in Brazil consist of two types of taxes: income tax and social contribution (Note 11 (a)). In Brazil, the tax law and tax rates are sometimes significantly altered by provisional measures (“medidas provisórias”) announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. Until September 2001, these measures remained in force for one month and expired automatically if they were not extended for an additional one-month period. In September 2001 all provisional measures were automatically enacted, and the Presidential decree powers restricted. Under BR CL, when calculating deferred income taxes, the provisional measures are usually taken into account.

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods which have been established by provisional measures are not considered to have been enacted and are ignored. However, the provisional measure, to the extent it has not lapsed, is used for determining the amount of current tax payable. Deferred income tax adjustments on income arising from different enacted tax rates amounted to R$ 2,319 and R$ (3,078) during 2002 and 2001, respectively.

Shareholders’ equity under US GAAP was reduced by R$ 1,335,689 at June 30, 2004 (unaudited) and by R$ 1,373,460 and R$1,433,442 at December 31, 2003 and 2002, respectively, due to deferred tax adjustments on US GAAP differences, excluding revaluations.

No valuation allowance adjustments were required to be included in the reconciliation between BR CL and US GAAP.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(c)    Financial instruments and concentration of credit risk

Under BR CL, there are less detailed requirements regarding the disclosure of information on financial instruments not reflected on the balance sheet or on concentration of financial instruments with credit risk.

Under US GAAP, the applicable accounting practice for financial instruments depends on management’s intention for their disposition and may require adjustments to their market or fair values. Additional information on face or contract or notional principal amount; nature and terms including (i) credit and market risk, (ii) cash requirements and (iii) accounting policy followed; amount of loss, if any party to the financial instrument fails to perform; and policy as to requiring collateral is required. Disclosure as to concentration of credit risk arising from all financial instruments is required to include information about the activity, region or other characteristic that identifies the concentration; amount of loss if parties to the concentrated risk fail to completely perform; and policy as to requiring collateral.

Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” of the U.S. Financial Accounting Standards Board (“FASB”) establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. This statement was effective January 1, 2001 and did not have a significant impact on the Company’s financial statements.

No adjustments have been included in the reconciliation from BR CL to US GAAP.

(d)    Cash and cash equivalents

Under BR CL, cash equivalents are not defined.

Under US GAAP, SFAS No. 95, “Statement of Cash Flows”, defines cash equivalents as short-term highly liquid investments that are both (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under that definition. No adjustments have been included in the reconciliation from BR CL to US GAAP.

(e)    Investments in debt and equity securities

Under BR CL, marketable debt and equity securities are generally stated at the lower of inflation-indexed amortized cost or market value less interest or dividends received. Gains and losses are reflected in earnings.

Under US GAAP, in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities is as follows:

(i)    Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

(ii)    Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

(iii)    Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

For purposes of US GAAP, certain unrealized gains and losses from the Company’s available-for-sale securities are recorded directly in shareholders’ equity, net of tax effects, until realized. Shareholders’ equity under US GAAP was reduced by R$ 54 at June 30, 2004 (unaudited) and by R$99 and R$185 at December 31, 2003 and 2002, respectively, for unrealized losses from available-for-sale securities,.

(f)    Property, plant and equipment

(i)    Revaluations of property, plant and equipment

BR CL permits appraisal write-ups, provided that certain formalities are complied with. The revaluation increment is credited to a reserve account in shareholders’ equity. Depreciation of the asset revaluation increments is charged to income and an offsetting portion is relieved from the revaluation reserve in shareholders’ equity and transferred to retained earnings as the related assets are depreciated or are disposed

For US GAAP reconciliation purposes, net revaluation of property, plant and equipment in the amounts of R$2,666,336, R$2,723,720 and R$2,857,965 at June 30, 2004 (unaudited), December 31, 2003 and 2002, respectively, have been eliminated in order to present property, plant and equipment at historical cost, indexed for inflation through 1997 based on a general price index, less accumulated depreciation. The depreciation on such revaluation charged to income has also been eliminated for US GAAP purposes, totaling R$57,384 and R$79,130 for the six months ended June 30, 2004 and 2003 (unaudited), respectively, and R$134,245, R$95,841 and R$129,852 for the years ended December 31, 2003, 2002 and 2001.

Under BR CL, no deferred tax liability was recorded on the revaluation increment. Under US GAAP, although the depreciation from the additional inflation restatement ((a)(i) above) and the supplementary inflation restatement ((a)(ii) above) will not be deductible for tax purposes, these depreciation charges are considered to be temporary tax differences as the expense will reverse through income in the future, and, as such, are recorded for purposes of determining deferred tax liabilities.

(ii)    Different criteria for capitalizing and depreciating capitalized interest

Under BR CL, until December 31, 1995, capitalization of interest cost incurred during the construction period as part of the cost of the related property, plant and equipment was not required. However, as permitted by the Brazilian Water and Sewage Plan (Plano Nacional de Saneamento Básico—PLANASA), SABESP capitalized interest on construction-in-progress through 1989. Also, under BR CL as applied to companies in the utilities industry, during the period from 1979 to 1985, a notional interest rate was applied to construction-in-progress computed at the rate of 12% per annum of the balance of construction-in-progress; that part which related to interest on third-party loans was credited to interest expense based on actual interest costs with the balance relating to the self-financing portion being credited to capital reserves. Beginning in 1999, SABESP has capitalized indexation charges on the real—denominated loans and financing and the foreign exchange effects on foreign currency loans and financing.

Under US GAAP, in accordance with SFAS No. 34, “Capitalization of Interest Cost”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. Such interest is capitalized as part of the cost of the related assets with a corresponding credit to financial expenses. Under US GAAP, the amount of interest capitalized excludes the indexation charges associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

The effects of these different criteria for capitalizing and amortizing interest are presented below:

	June 30, 2004	December 31, 2003	December 31, 2002
	(unaudited)
Interest capitalized under US GAAP in the period from 1989 to 1995	208,826	208,826	208,826
Amortization thereof	(89,067)	(84,826)	(75,287)
Capitalized interest credited to income under BR CL (12% per annum, applied monthly to the balance of construction-in progress) in excess of actual interest	(32,983)	(32,983)	(32,983)
Amortization thereof	26,519	25,850	24,343
Indexation charges and foreign exchange losses capitalized since 1999 under BR CL, net	(42,298)	(29,296)	(46,360)

US GAAP difference in shareholders’ equity at June 30, 2004 (unaudited) and December 31	70,997	87,571	78,539

US GAAP difference on pre-tax income for the period	(16,574)	9,032	(14,570)

(iii)    Valuation of long-lived assets

Under BR CL, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets, within the context of the balance sheet as a whole, in order to assess potential asset impairment. As it pertains to property, plant and equipment, in the event that such operating income is insufficient to recover the depreciation due to their permanent impairment, the assets, or groups of assets, are written-down to recoverable values, preferably, based on the projected discounted cash flows of future operations.

Under US GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to periodically evaluate the carrying value of long-lived assets to be held and used, and for long lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from identified assets, representing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities, is less than their carrying value. In that event, a loss is recognized to the extent that the carrying value exceeds the fair market value of the assets.

No adjustment has been included in the reconciliation from BR CL to US GAAP to take account of differences between the measurement criteria, as based on analysis of cash flows measured at the smallest unit of assets groups for which cash flow data is captured, as no impairment provisions were required. Losses recognized on the write-off of property, plant and equipment arose primarily from adjustments related to the withdrawal of concession assets, construction-in-progress projects which were deemed to be no longer economically feasible and obsolescence write-offs.

(g)    Deferred charges

Under BR CL, deferral of feasibility study costs and pre-operating expenses incurred in the construction or expansion of a new facility is permitted until such time as the facility begins commercial operations. Deferred charges are amortized over a period of five to ten years.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

Under US GAAP, such amounts do not meet the conditions established for deferral and accordingly are charged to income as incurred.

The balance of feasibility study costs outstanding, amounted to R$ 42,766 at June 30, 2004 (unaudited) and R$ 48,951 and R$ 45,057 at December 31, 2003 and 2002, respectively, and has been written-off for US GAAP purposes. The net effects from amortization and deferrals in the statement of operations were increases of R$6,185 and R$2,717 for the six monyhs ended June 30, 2004 and 2003 (unaudited), respectively, and reductions of R$3,894, R$216 and R$3,208 at December 31, 2003, 2002 and 2001, respectively.

(h)    Disputed sales tax obligation (FINSOCIAL)

During 2001, the Company recorded a provision related to the anticipated adverse decision in a FINSOCIAL-related lawsuit, in which SABESP had disputed a FINSOCIAL tax obligation. This amount had already been accrued for purposes of US GAAP at December 31, 2000 as a contingent liability and, accordingly, resulted in a reconciling item of R$ 38,000 between BR CL and under US GAAP with respect to net income for the year ended December 31, 2001, as well as between shareholders’ equity presented under BR CL and under US GAAP at December 31, 2000.

(i)    Dismissal encouragement program

As discussed in Note 14, in December 2003 the Company announced a one-time, special dismissal encouragement / early retirement program. Under BR CL, the total estimated termination benefits for all employees who would formally accept the offer were accrued for at December 31, 2003. Under US GAAP, such benefits are considered special termination benefits, as defined in SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and as such, are only allowed to be accrued as an expense when an employee accepts the offer. At December 31, 2003, approximately 330 employees had requested to apply to enter the dismissal encouragement program. In the reconciliation between BR CL and US GAAP, the difference between the estimated benefits under BR CL recorded in 2003 and the estimated benefits associated with those employees who had accepted offers at December 31, 2003 has been reversed for US GAAP. Such benefits were accrued and expensed during the six months ended June 30, 2004 (unaudited).

(j)    Pension benefits

Under BR CL, prior to 2002, amounts due to the pension plan were treated on an accrual basis as the obligations fell due. In accordance with a new accounting standard issued by IBRACON and approved by the CVM, effective January 1, 2002, Brazilian public companies must account for pension obligations based on actuarial calculations and provide certain disclosures related to their pension plans. Under the new standard, the actuarial pension obligation determined at the date of adoption could be either recorded directly in shareholders’ equity, or prospectively, during the five-year period, ending December 31, 2006, in results of operations. As permitted, the Company has elected to recognize this liability on a straight line basis through income over five years beginning in 2002. The amortization of the liability is being presented as an “Extraordinary item” in the statements of operations, net of applicable tax effects.

Additionally, as described in Note 13, an obligation for past employee contributions assumed by the Company in 1989, was recognized as a liability in 2001.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

Under US GAAP, the Company accounts for its pension plans in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions,” which among other requirements, requires that the Company recognize the actuarially-determined liability of its pension plan obligations. SFAS No. 87 also requires that an additional liability (minimum pension liability) is required to be recorded when the accumulated benefit obligation exceeds the fair value of the plan assets, less accrued pension amounts. This additional minimum liability is recorded as a charge to accumulated other comprehensive income in equity.

Although the recently adopted accounting standard under BR CL requires the Company to recognize pension obligation based on actuarial methods effective January 1, 2002, differences under BR CL related to the prescribed actuarial methods, date of first adoption and amortization of transition obligations, among others, as compared with those under US GAAP, generate reconciling adjustments for US GAAP purposes.

SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” sets forth the requirements for information that must be disclosed with respect to the Company’s pension plans, which are presented in Note 25 below.

(i)    Pension plan (Plan G1)

The Company sponsors a defined-benefit plan for its employees (Plan G1). For the purposes of calculating the funded status of Plan G1, the provisions of SFAS No. 87, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

(ii)    Supplementary pension plan (Plan G0)

Pursuant to a law enacted by the State Government, certain employees who provided service to the Company prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments (which rights are referred to as “Plan G0”). The company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursement from the State Government, which are recorded as accounts receivable, shareholder under BR CL (see Note 6). No expense is recognized for these benefits under BR CL.

Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T (“SAB No. 5-T”), under US GAAP, the Company recognizes the costs and obligations associated with Plan G0 supplemental pension benefits incurred by the State Government on behalf of the Company with respect to its employees on a “push-down basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. These benefits are accounted for in accordance with SFAS No. 87. Eventual amounts received as reimbursement from the State Government, if any, are treated as additional paid-in-capital.

Retained earnings was reduced in the first year of presentation (1998) for the actuarial liability computed under SFAS No. 87. and the balance of amounts due from the State Government for pensions paid was charged to income, as this amount relates to a charge for past services rendered by the Company’s former employees. Amounts reimbursed to the Company by the State Government were accounted for as additional paid-in capital and a reduction of the actuarial liability to reflect gross benefits paid. The remaining unpaid reimbursable balance due from the State Government (effectively a subscription receivable) was charged off as a deduction to shareholders’ equity.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(iii)    Sabbatical paid leave

The Company also pays amounts equivalent to three months of vacation for each five years’ of service as a form of sabbatical paid leave to certain of the Company’s employees for which it also claims reimbursement from the State Government (Note 6). Consistent with the guidance in SAB Topic 5-T, under US GAAP the Company recognizes the costs and obligations associated with these sabbatical leave benefits incurred by the State Government on behalf of the Company with respect to its employees on a “push-down basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. The Company has accounted for this sabbatical expense by relieving directly against retained earnings for the first year presented and subsequently the Company recognized as a charge to income the receivable due from the State Government, for sabbatical leave paid, as this amount relates to a charge for past services rendered by the Company’s former/current employees. Amounts reimbursed by the State Government, if any, are accounted for as additional paid-in capital.

During the year ended December 31, 2000, in the financial statements prepared in accordance with BR CL, sabbatical leave accruals totaling R$23,747, which had in prior years been charged to income, and were accounted for as a receivable (reimbursement) due from the State Government, were reversed, as the Company does not consider this to be an expense under BR CL. Similarly, total amounts not accrued were R$427 and R$1,114 for the six months ended June 30, 2004 and 2003 (unaudited), respectively, and R$140, R$459 and R$1,921 for the years ended December 31, 2003, 2002 and 2001, respectively. Such amounts, consistent with the US GAAP difference mentioned above, were “pushed down” as expenses in the reconciliation to US GAAP.

(iv)    Summary of pension benefits adjustments

The effects included in the shareholders’ equity reconciliation arising from these different criteria for pension and benefit accounting are presented below:

	June 30, 2004	December 31, 2003	December 31, 2002
	(unaudited)
Plan G1
Accrued pension liability under US GAAP	(557,609)	(541,399)	(506,093)
Accrued pension liability under BR CL	183,905	145,540	68,336

Difference Plan G1	(373,704)	(395,859)	(437,757)

Plan G0
Accrued pension cost under US GAAP	(1,081,620)	(1,066,105)	(944,799)

Sabbatical paid leave
Recognition of reversed expense	(26,694)	(26,267)	(26,127)

Push-down accounting of Plan G0 and sabbatical paid leave
Gross amount paid for Plan G0 and sabbatical paid leave recorded as receivable from the State Government	(642,590)	(605,956)	(518,833)

Additional paid-in capital—Plan G0 and sabbatical paid leave reimbursed by the State Government	114,970	114,970	114,970

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

The effects included in the reconciliation of net income (loss) arising from these different criteria for pension and benefit accounting are presented below:

	Six Months Ended June 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
Plan G1
Accrued pension obligation Plan G1	22,155	20,909	41,898	32,859	(68,651)

Plan G0
Accrued pension obligation Plan G0	(15,515)	(60,653)	(121,306)	(76,008)	(76,866)

Sabbatical paid leave
Recognition of reversed expense	(427)	(1,114)	(140)	(459)	(1,921)

Push-down accounting of Plan G0 and sabbatical paid leave
Gross amount paid for Plan G0 and sabbatical paid leave recorded as receivable from the State Government	(36,634)	(38,864)	(87,123)	(77,562)	(72,752)

(k)    Segment reporting

Under BR CL, no separate segment reporting is required.

Under US GAAP, SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. SFAS No. 131 defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment.

The Company operates in two segments: water services and sewage services, see Note 27.

(l)    Comprehensive income

Under US GAAP, the Company has adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income.” A foreign (i.e., non-U.S.) registrant may present the statement of comprehensive income in any format permitted by SFAS No. 130. The information required by SFAS No. 130, has been included in the condensed financial statement information as prepared in accordance with US GAAP below.

(m)    Provision for dividends and interest on to shareholders’ equity

Under BR CL, at each annual balance sheet date management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under BR CL, companies are permitted to distribute a notional amount of interest, subject to certain limitations, calculated based on the government TJLP interest rate, on shareholders’ equity. Such amounts are deductible for tax purposes and are presented as a deduction from

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

shareholders’ equity. Although not affecting net income except for the tax benefit, in certain cases companies include this notional charge in interest expense and reverse the same amount before totaling net income. The Company presents the financial expense net of the reversal in its financial statements (Note 21).

Under US GAAP, since proposed dividends must be ratified or modified at the annual shareholders’ meeting, dividends would generally not be considered as declared at the balance sheet date and, as such, would not be accrued. However, because the State Government is the Company’s controlling shareholder, the minimum dividend proposal when made by management at year end is maintained as a provision, and therefore, no adjustments has been included in the reconciliation from BR CL to US GAAP. Interim dividends paid or interest credited to shareholders as interest on shareholders’ equity under BR CL is considered as declared for US GAAP purposes. Under US GAAP, no similar interest distribution concept exists.

Distributions per share information (in the form of dividends or interest on shareholders’ equity) is not required to be disclosed under BR CL.

Interest on shareholders’ equity per thousand common shares in reais for the six months ended June 30, 2004 and 2003 (unaudited), and for the years ended December 31, 2003, 2002 and 2001 were as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
Interest on shareholders’ equity per thousand shares	1.38	5.56	17.70	3.80	17.20

(n)    Related parties

Under BR CL, related parties are generally defined in a more limited manner and require fewer disclosures than US GAAP. The Company has expanded its disclosure for purposes of BR CL.

No adjustments have been included in the reconciliation from BR CL to US GAAP.

(o)    Items posted directly to shareholders’ equity accounts

Under BR CL, various items are posted directly to shareholders’ equity accounts. Examples include certain capitalized interest, the effects of adjustments to tax rates and tax incentive investment credits received. As noted in (a) above, Brazilian utility companies used to capitalize interest attributable to construction-in-progress at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third-party loans is credited to interest expense based on actual interest costs with the balance relating to the self-financed portion being credited to capital reserves.

Under US GAAP, such items relating to third-party debt would be posted to the statement of operations. Since the original posting to equity accounts would, under US GAAP, be made directly to the statement of operations, these adjustments are included in the reconciliation of shareholders’ equity and net income determined in accordance with US GAAP.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(p)    Discounting

Under BR CL, discounting of trade receivable and payables to present value is not permitted. Under US GAAP, APB No. 21 “Interest on Receivable and Payables”, such discounting, in certain cases, is required to record the effects of implicit interest income or expense or which are different from market rates on long-term assets and liabilities, except for transactions in which interest rates are affected by the tax attributes or legal restrictions prescribed by a government agency. No adjustments have been included in the reconciliation from BR CL to US GAAP.

(q)    Classification of statement of operations line items

Under BR CL, as noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of operations under BR CL to present a condensed statement of operations prepared in accordance with US GAAP. The reclassifications are summarized as follows:

(i)    Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with BR CL. Such amounts have been reclassified to non-operating income and expenses in the condensed statement of operations prepared in accordance with US GAAP.

(ii)    Under BR CL, gains and losses on the disposal or impairment of permanent assets are classified as non-operating income (expense). Under US GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income.

(iii)    As described in Note 13 (b) and (j) above, following the issue of a new accounting standard under BR CL, effective January 1, 2002, the Company is amortizing the related transition obligation related to Plan G1 over five years. The related amortization, as permitted, is being presented as an “Extraordinary item” net of taxes, in the statement of operations. Under US GAAP, this amortization expense would be included as part of operating income.

(r)    Earnings per share

Under BR CL, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because this is the minimum number of shares of the Company that can be traded on the stock exchanges.

Under US GAAP, in accordance with SFAS No.128, “Earnings per Share”, the presentation of earnings per share is required for public companies, including earnings per share from continuing operations and net income per share on the face of the statement of operations, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the statement of operations or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data are based on the weighted average number of shares outstanding during the period and all potentially dilutive shares outstanding during each period presented, respectively.

The weighted-average number of shares used in computing basic earnings per share for June 30, 2004 and 2003 (unaudited) and December 31, 2003, 2002 and 2001 was 28,479,577,827. The Company had no potentially dilutive shares outstanding during 2003, 2002 or 2001.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(s)    Presentation of short-term loans and financings

Under BR CL, loans and financings are presented as short-term liabilities, based on the remaining period to maturity, after the balance sheet date.

Under US GAAP, current loans and financings obligation are segregated between (i) short-term debt (for which the contract original maturity is less than 360 days), and, (ii) current-portion of long term (for which even being a contract with original maturities over 360 days, a current installment obligation exist). In addition, when call option, put option or renegotiation clauses exist with an exercise date prior to the maturity date, the liability classification must follow the earlier between these dates, according to the contract agreements, a call option, put option or renegotiation clause exists as of a date prior to the maturity date, the liability classification must follow the earlier of these dates.

At June 30, 2004 (unaudited) and December 31, 2003 and 2002, there was no short-term debt outstanding, other than the current portion of long-term debt. For US GAAP purposes, the total amount of R$ 292,346 relating to 26,667 non-convertible debentures issued in April 2002, for which a contractual renegotiation is expected to occur in April 2005, is presented as current-portion of long term-debt at June 30, 2004 (unaudited).

At December 31, 2002, for US GAAP purposes, the total amount of R$421,153 relating to the debentures issued mentioned above, for which a contractual renegotiation occurred in October 2003, was presented as current portion of long-term debt.

(t)    Financial statement note disclosures

BR CL requires, in general, less information to be disclosed in the notes to the financial statements than US GAAP. The additional disclosures required by US GAAP which are relevant to these financial statements are included in this Note 24 and Notes 25, 26 and 27.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

Net income (loss) reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in net income (loss) between BR CL and US GAAP:

		Six Months Ended June 30,		Years Ended December 31,
		2004	2003	2003	2002	2001
		(unaudited)	(unaudited)
Net income (loss) as reported under the BR CL		42,151	504,504	833,320	(650,516)	216,227

Depreciation of additional inflation restatement in 1996 and 1997	(a) (i)	(38,399)	(42,585)	(86,354)	(55,105)	(68,743)
Reversal of depreciation of revaluation increments	(f) (i)	57,384	79,130	134,245	95,841	129,852
Depreciation of supplementary restatement prior to 1991	(a) (ii)	(66,345)	(91,489)	(155,213)	(110,811)	(150,136)
Deferred tax effects on above (excluding revaluation)	(b)	35,613	45,585	82,133	8,550	72,230

Net income (loss) as reported under the BR CL, adjusted for inflation restatements and revaluations		30,404	495,145	808,131	(712,041)	199,430

Accrued pension cost—Plan G1	(j) (i)	22,155	20,909	41,898	32,859	(68,651)

Accrued supplementary pension cost—Plan G0	(j) (ii)	(15,515)	(60,653)	(121,306)	(76,008)	(76,866)

Sabbatical leave benefits	(j) (iii)	(427)	(1,114)	(140)	(459)	(1,921)

Actuarial liability (Plan G0) and sabbatical leave benefits push-down recognition	(j) (iv)	(36,634)	(38,864)	(87,123)	(77,562)	(72,752)

Disputed sales tax obligation—FINSOCIAL	(h)	—	—	—	—	38,000

Capitalized interest	(f) (ii)	(16,574)	11,940	9,032	(14,570)	(8,140)
Deferred charges expensed, net of accumulated amortization	(g)	6,185	2,717	(3,894)	(216)	(3,208)
Dismissal Encouragement Program	(i)	(18,113)	—	18.113	—	—

Deferred income taxes effects:		(28,519)	430,080	664,711	(847,997)	5,892
Deferred income tax changes due to enacted tax rate difference (34%—33%)	(b)	—	—	—	2,319	(3,078)
Other GAAP differences above, excluding reversal of revaluation increments	(b)	2,158	(12,092)	(22,151)	(1,922)	13,859

Net income (loss) under US GAAP		(26,361)	417,988	642,560	(847,600)	16,673

Net income (loss) per thousand common shares

Basic and diluted (in reais)	(r)	(0.93)	14.68	22.56	(29.76)	0.59

Weighted average number of common shares outstanding (thousand shares)	(r)	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

Shareholders’ equity reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in shareholders’ equity between BR CL and US GAAP:

		June 30, 2004	December 31, 2003	December 31, 2002
		(unaudited)
Shareholders’ equity, as reported under BR CL		7,580,910	7,576,943	7,246,476

Add (deduct)
Additional inflation restatement in 1996 and 1997, net	(a) (i)	1,340,924	1,379,323	1,465,677
Reversal of revaluation increments, net	(a) (ii)	(2,666,336)	(2,723,720)	(2,857,965)
Supplementary restatement prior to 1991, net	(a) (ii)	3,082,776	3,149,121	3,304,334
Deferred tax effects on above (excluding revaluation)	(b)	(1,453,149)	(1,488,762)	(1,570,895)

Shareholders’ equity, as reported under BR CL, adjusted for inflation restatements and revaluations		7,885,125	7,892,905	7,587,627

Accrued pension cost—Plan G1	(j) (i)	(373,704)	(395,859)	(437,757)
Accrued supplementary pension cost—Plan G0	(j) (ii)	(1,081,620)	(1,066,105)	(944,799)
Actuarial liability (Plan G0) and sabbatical leave expense push-down recognition	(j)	(642,590)	(605,956)	(518,833)
Additional paid-in capital—Plan G0 and sabbatical expense reimbursed by the State Government	(j)	114,970	114,970	114,970
Sabbatical paid leave of absence benefits	(j) (iii)	(26,694)	(26,267)	(26,127)
Capitalized interest	(f) (ii)	70,997	87,571	78,539
Deferred charges expensed, net	(g)	(42,766)	(48,951)	(45,057)
Dismissal Encouragement Program	(i)	—	18,113	—
Other GAAP differences	(e)	(54)	(99)	(185)
Deferred income taxes effects:
Other deferred tax effects on US GAAP differences above, excluding adjustments for available-for-sale securities, inflation restatements and revaluation increments	(b)	117,460	115,302	137,453

Shareholders’ equity under US GAAP		6,021,124	6,085,624	5,945,831

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

Supplemental Condensed Financial Statement Information in Accordance with US GAAP

The following presents condensed financial statement information in accordance with US GAAP.

Condensed Balance Sheets in accordance with US GAAP:

	June 30, 2004	December 31, 2003	December 31, 2002
	(unaudited)
Assets

Current assets
Cash and cash equivalents	102,905	281,013	414,671
Customer accounts receivable	734,998	811,701	808,071
Receivable from shareholder	38,409	—	103,164
Inventories	20,347	22,308	22,642
Other current assets	60,423	13,015	84,860

Total current assets	957,082	1,128,037	1,433,408

Investments	1,863	641	555
Property, plant and equipment	15,858,234	15,955,543	15,665,989

Other long-term assets
Customer accounts receivable	235,460	185,090	12,409
Receivable from shareholder	176,890	164,177	320,501
Escrow deposits	16,805	17,576	23,507
Indemnities receivable	148,794	148,794	148,794
Other assets	27,866	30,583	20,433

	605,815	546,220	525,644

	17,422,994	17,630,441	17,625,596

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

	June 30, 2004	December 31, 2003	December 31, 2002
	(unaudited)
Liabilities and shareholders’ equity

Current liabilities
Accounts payable to suppliers and contractors	24,264	51,934	36,611
Loans and financing	1,408,749	996,998	1,753,622
Accrued payroll and related charges	157,301	117,181	85,751
Deferred income taxes	32,610	21,976	27,667
Taxes payable	68,827	84,488	85,921
Provisions for contingencies	21,258	19,266	179,935
Interest on shareholders’ equity	93,029	242,524	235,255
Other current liabilities	104,123	178,583	43,355

Total current liabilities	1,910,161	1,712,950	2,448,117

Long-term liabilities
Loans and financing	5,909,702	6,267,265	6,124,034
Taxes payable	278,132	282,214	73,725
Accrued pension obligation
Plan G0	1,081,620	1,066,105	944,799
Plan G1	557,609	541,399	506,093
Provisions for contingencies	420,850	384,571	237,370
Deferred income taxes	1,217,398	1,265,615	1,303,289
Other liabilities	26,398	24,698	42,338

Total long-term liabilities	9,491,709	9,831,867	9,231,648

Shareholders’ equity
Paid-in capital	3,518,658	3,518,658	3,518,658
Capital reserves	51,857	50,739	49,503
Supplementary and additional inflation restatement reserves	4,423,700	4,528,444	4,770,011
Appropriated earnings	146,340	146,340	104,674
Accumulated deficit	(2,119,431)	(2,158,557)	(2,497,015)

Total shareholders’ equity	6,021,124	6,085,624	5,945,831

	17,422,994	17,630,441	17,625,596

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

Condensed Statements of Operations in accordance with US GAAP

	Six Months Ended June 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
Gross revenue from sales and services	2,217,463	2,053,742	4,307,534	3,962,436	3,543,508

Taxes on sales and services	(91,137)	(87,801)	(176,782)	(195,289)	(108,741)

Net revenue from sales and services	2,126,326	1,965,941	4,130,752	3,767,147	3,434,767
Cost of services rendered	(1,170,024)	(1,067,698)	(2,277,444)	(1,947,000)	(1,820,995)

Gross profit	956,302	898,243	1,853,308	1,820,147	1,613,772
Operating expenses
Selling	(240,240)	(198,407)	(323,444)	(393,581)	(349,910)
Administrative	(143,315)	(123,698)	(276,644)	(328,812)	(214,797)
Other expenses, net	(30,817)	(79,229)	(116,686)	(11,217)	(97,965)

Income from operations	541,930	496,909	1,136,534	1,086,537	951,100
Financial expenses, net	(581,586)	102,407	(329,413)	(2,284,492)	(1,107,137)

Income (loss) before taxes on income	(39,656)	599,316	807,121	(1,197,955)	(156,037)
Income tax and social contribution	13,295	(181,328)	(164,561)	350,355	172,710

Net income (loss) for the period	(26,361)	417,988	642,560	(847,600)	16,673

Net income (loss) per thousand shares Basic and diluted (in reais)	(0.93)	14.68	22.56	(29.76)	0.59

Weighted average number of common shares outstanding—thousands	28,479,578	28,479,578	28,479,578	28,479,578	28,479,578

Condensed Statement of Comprehensive Income (Loss) in accordance with US GAAP (under SFAS No. 130)

	Six Months Ended June 30,		Years Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
Net income (loss) for the period	(26,361)	417,988	642,560	(847,600)	16,673
Change in additional minimum pension liability	—	—	—	—	30,299
Unrealized gains (losses) on available-for-sale securities	45	15	86	(203)	(45)

Comprehensive income (loss)	(26,316)	418,003	642,646	(847,803)	46,927

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

Condensed Statement of Changes in Shareholders’ Equity in accordance with US GAAP

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
Balance at beginning of the period	6,085,624	5,945,831	5,945,831	6,893,332	7,334,415
Donations (Note 17 (e))	1,118	599	1,236	8,524	1,838
Unrealized gains (losses) on available-for-sale securities	45	15	86	(203)	(45)
Change in additional minimum pension liability	—	—	—	—	30,299
Net income (loss) for the period	(26,361)	417,988	642,560	(847,600)	16,673
Interest on shareholders’ equity	(39,302)	(158,347)	(504,089)	(108,222)	(489,848)

Balance at end of the period	6,021,124	6,206,086	6,085,624	5,945,831	6,893,332

25.    ADDITIONAL DISCLOSURES REQUIRED UNDER US GAAP

(a)    Pension and post-retirement benefits

(i)    Pension plan—Plan G1

The Company sponsors a defined benefit pension plan (“Plan G1”), which is operated and administered by SABESPREV. The status of this pension plan and the related actuarial assumptions presented in accordance with US GAAP are as follows:

	December 31, 2003	December 31, 2002
Accumulated benefit obligation
Vested	(298,967)	(229,709)
Non-vested	(230,226)	(200,958)

Total	(529,193)	(430,667)

Projected benefit obligation	(774,126)	(666,248)
Fair value of plan assets	482,881	380,472

Funded position	(291,245)	(285,776)

Unrecognized net transition obligation	87,246	116,328
Unrecognized net (gains) losses	(337,400)	(336,645)

Accrued pension liability	(541,399)	(506,093)

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

	Year Ended December 31,
	2003	2002	2001
Net periodic pension cost
Service cost	11,324	10,711	16,356
Interest cost	102,319	61,439	64,844
Expected return on assets	(66,364)	(34,640)	(22,870)
Amortization of transition obligation	29,082	29,082	29,082
Actuarial gain	(17,765)	(17,963)	(461)
Employee contribution	(11,678)	(11,336)	(7,615)

Total net periodic pension cost	46,918	37,293	79,336

Weighted-average assumptions
Discount rate (nominal)	12.3%	15.6%	10.5%
Projected long-term inflation rate	4.0%	7.0%	2.5%
Expected return on plan assets	12.1%	17.3%	10.5%
Rate of compensation increase	6.1%	9.1%	4.8%

The reconciliation of changes in the projected benefit obligation and the fair value of plan assets is as follows for the years ended December 31:

	Year Ended December 31,
	2003	2002	2001
Change in projected benefit obligation
At beginning of year	666,248	591,999	768,618
Service cost	11,324	10,711	16,356
Interest cost	102,319	61,439	64,844
Actuarial (gain) loss	16,389	19,002	(242,979)
Gross benefits paid	(22,154)	(16,903)	(14,841)

At end of year	774,126	666,248	591,998

Change in fair value of plan assets
At beginning of year	380,472	325,924	267,345
Actual return on plan assets	99,501	49,056	51,173
Employer contributions	11,612	11,053	10,911
Employee contributions	13,450	11,342	11,336
Gross benefits paid	(22,154)	(16,903)	(14,841)

At end of year	482,881	380,472	325,924

Funded status	(291,245)	(285,776)	(266,075)
Unrecognized actuarial gain	(337,400)	(336,645)	(359,189)
Unrecognized net transition obligation	87,246	116,328	145,411

Net amounts recognized in financial statements	(541,399)	(506,093)	(479,853)

The amortization of the unrecognized liability at transition is over 16 years commencing on January 1, 1990.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

The expected long-term rate of return on plan assets was determined based on the weighted average estimated return of the plan assets, which includes equity securities, real state, loans and fixed income, based on information obtained from SABESPREV. This projected long-term rate includes the projected long-term inflation rate and takes into consideration such factors as projected future interest yield curves and economic projections available in the market.

The plan’s investment policies and strategies are aimed to reduce investment risk through diversification, considering such factors as the liquidity needs and funded status of plan liabilities, types and availability of financial instruments in the local market, general economic conditions and forecasts as well as requirements under local pension plan law. The plan’s asset allocation and external asset management strategies are determined with the support of reports and analyses prepared by SABESPREV and independent financial consultants.

The weighted average asset allocations of Plan G1 at December 31 by asset category, are as follows:

	%
Asset Category	December 31, 2003	December 31, 2002
Equity securities	13	16
Real estate	8	8
Loans	4	3
Fixed income	75	73

Total	100	100

Expected future benefit payments, which reflect expected future service as appropriate, under Plan G1, are as follows:

G1 Plan
2004	23,100
2005	24,639
2006	26,898
2007	29,230
2008	32,316
Years 2009-2096	3,833,259

Total	3,969,442

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(iv)    Supplementary pension plan—Plan G0

The Company is also co-obligor to a supplementary defined benefit pension plan (“Plan G0”) (Note 6).

The status of the supplementary pension benefit plan and the related actuarial assumptions used in accordance with US GAAP are as follows:

	December 31, 2003	December 31, 2002
Accumulated benefit obligation
Vested	(924,016)	(883,788)
Non-vested	(60,650)	(55,734)

Total	(984,666)	(939,522)

	December 31, 2003	December 31, 2002
Projected benefit obligation	(997,534)	(959,168)

Funded position	(997,534)	(959,168)

Unrecognized net transition obligation	—	61,684
Unrecognized actuarial gain	(68,571)	(47,315)

Accrued pension liability	(1,066,105)	(944,799)

	Year Ended December 31,
	2003	2002	2001
Net periodic pension cost
Service cost	2,584	2,551	3,275
Interest cost	142,847	89,782	84,356
Actuarial gain	—	(2,149)	—
Amortization of transition obligation	61,684	61,683	61,683

Total net periodic pension cost	207,115	151,867	149,314

Weighted-average assumptions
Discount rate (nominal)	12.3%	15.6%	10.5%
Projected long-term inflation rate	4.0%	7.0%	2.5%
Rate of compensation increase	6.1%	9.1%	4.8%

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

The reconciliation of changes in the projected benefit obligation is as follows for the years ended December 31:

	Year Ended December 31,
	2003	2002	2001
Change in projected benefit obligation
At beginning of year	959,168	892,387	1,026,972
Service cost	2,584	2,551	3,275
Interest cost	142,847	89,782	84,356
Actuarial (gain) loss	(21,256)	50,307	(149,768)
Gross benefits paid	(85,809)	(75,859)	(72,448)

At end of year	997,534	959,168	892,387

Funded status	(997,534)	(959,168)	(892,387)
Unrecognized actuarial gain	(68,571)	(47,315)	(99,771)
Unrecognized net transition obligation	—	61,684	123,367

Net amount recognized	(1,066,105)	(944,799)	(868,791)

Amounts recognized on balance sheet:
Accrued benefit liability	(1,066,105)	(944,799)	(868,791)
Additional minimum liability	—	—	(9,595)
Intangible asset	—	—	9,595
Accumulated other comprehensive income	—	—	—

Net amount recognized in balance sheet	(1,066,105)	(944,799)	(868,791)

The amortization of the unrecognized liability at transition was over 15 years commencing on January 1, 1988.

Expected future benefit payments, which reflect expected future service as appropriate, under Plan G0 are as follows:

2004	89,448
2005	90,174
2006	91,019
2007	91,669
2008	93,256
Years 2009-2096	1,984,852

Total	2,440,418

(b)    Other concentrations of risk

(i)    Labor Unions—Substantially all of the Company’s non-managerial employees are members of unions. The three main unions that represent the Company’s employees are SINTAEMA, the Sindicato dos Trabalhadores da Região Urbana de Santos, São Vicente, Baixada Santista, Litoral Sul e Vale Ribeira, or SINTIUS, and the Sindicato dos Engenheiros do Estado de São Paulo, or SEESP. The Company’s most recent collective bargaining agreements, which became effective on May 1, 2004 and will expire on April 30, 2005, do not contemplate job protection for its employees. However, the Company has a formal

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

understanding with the unions that represent its employees that it will not dismiss more than 2% of its current employees before April 30, 2005.

(ii)    Concessions Expirations—The Company has 16 concessions granted by the municipalities that will expire in 2005 which represents 3.5% (unaudited) of the Company’s revenue.

(c)    New and recently issued US GAAP accounting pronouncements

(i)    SFAS No. 143 “Accounting for Asset Retirement Obligations”

Effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143 the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized and the capitalized asset retirement costs is allocated to expense using a systematic and rational method. The adoption of this statement did not have a material impact on the financial position and results of operations of the Company.

(ii) SFAS	No. 145—“Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of “SFAS 145”

Effective January 1, 2003, the Company adopted the provisions of SFAS No. 145, which rescinded SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS No. 64, “Extinguishments of Debt made to satisfy Sinking-Fund requirements.” As a result, gains and losses from extinguishment of debt are no longer classified as extraordinary items, unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, SFAS No. 145 amended SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of this statement did not have a material impact on the financial position and results of operations of the Company.

(iii)    SFAS No. 146 —“Accounting for Costs Associated with Exit or Disposal Activities”

Effective January 1, 2003, the Company adopted the provisions of SFAS No. 146, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullified Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS No. 146 eliminated the definition and requirements for recognition of exit costs in EITF No. 94-3 and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also concluded that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability and established that fair value is the objective for initial measurement of the liability. The adoption of this statement did not have a material impact on the financial position and results of operations of the Company.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

(iv)	FASB Interpretation (FIN) No. 45—“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

Effective January 1, 2003, the Company adopted the provisions of FIN 45, which requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of this statement did not have a material impact on the financial position and results of operations of the Company.

(v)    SFAS No. 149—“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

In April 2003, the FASB issued SFAS No. 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discusses in SFAS 133. In addition, SFAS No. 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. The adoption of SFAS No. 149 did not have any impact on the Company’s financial statements.

(vi)    SFAS No. 150—“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, which modifies the accounting for certain financial instruments that, under previous guidance, were accounted for as equity. SFAS No. 150 requires that those instruments be classified as liabilities in statements of financial positions. SFAS No. 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	Mandatorily-redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

•	Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

•	Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares.

SFAS No. 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS No. 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 The adoption of SFAS No. 150 is not expected to have any impact on the Company’s financial statements.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

26.    STATEMENT OF CASH FLOW

The statement of cash flows reflects the Company’s operating, investing and financing activities derived from BR CL accounting records and has been presented in accordance with International Accounting Standards (“IAS”) N° 7—“Cash Flow Statements”.

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	42,151	504,504	833,320	(650,516)	216,227
Adjustments to reconcile net income (loss) to net cash:
Deferred taxes	188	(16,325)	16,617	(267,984)	(111,176)
Loss on disposal / write—off of permanent assets	16,276	35,283	62,634	16,479	84,112
Provision for contingencies	41,555	94,047	156,793	233,323	147,713
Accrued pension obligation	44,814	38,562	77,204	60,098	(293)
Property, plant and equipment received as donations	(2,587)	(343)	(2,428)	(6,786)	(3,705)
Depreciation	274,067	256,260	544,731	500,954	459,987
Amortization	18.678	13,145	19,724	18,121	17,342
Interest on loans and financing	350,130	400,960	802,946	752,725	591,440
Foreign exchange and indexation on loans and financings	222,657	(543,860)	(396,117)	1,448,933	455,201
Bad debt expense—net of recoveries	106,317	65,548	37,625	162,915	153,780

Decrease (increase) in assets:
Customer accounts receivable	(79,984)	(81,456)	(479,368)	(263,806)	(185,410)
Inventories	1,961	2,507	334	(755)	10,889
Receivable from shareholder	(156,201)	(38,864)	(170,837)	(97,250)	(72,752)
Other assets	(38,596)	50,516	67,626	(9,365)	(20,973)

Increase (decrease) in liabilities:
Accounts payable to suppliers and contractors	(27,670)	(12,328)	15,323	(44,412)	24,580
Accrued payroll and related charges	22,007	63,164	49,543	10,438	(18,135)
Taxes payable	(19,743)	52,177	3,012	(44,636)	(59,659)
Provision for contingencies	(3,284)		(314)	(58,883)	(22,884)
Other liabilities	(1,616)	(2,987)	16,922	5,224	(9,239)

Net cash provided by operating activities	811,120	880,510	1,655,290	1,764,817	1,657,045

Cash flows from investing activities:
Purchase of property, plant and equipment	(317,690)	(222,308)	(641,302)	(585,979)	(694,599)
Proceeds from the sale of property, plant and equipment	175	8	7	—	1,401
Deferred charges	(124)	(4,048)	(9,469)	(11,223)	(16,336)

Net cash used in investing activities	(317,639)	(226,348)	(650,764)	(597,202)	(709,534)

Cash flows from financing activities:
Loans and financing
Proceeds from issuances	103,202	719,124	918,623	457,371	327,907
Repayments (including interest)	(647,938)	(651,640)	(1,937,286)	(1,221,794)	(964,772)
Payment of interest on shareholder’s equity	(126,853)	(114,987)	(119,521)	(401,309)	(126,716)

Net cash used in financing activities	(671,589)	(47,503)	(1,138,184)	(1,165,732)	(763,581)

Net increase (decrease) in cash and cash equivalents	(178,108)	606,659	(133,658)	1,883	183,930

Cash and cash equivalents at the beginning of period	281,013	414,671	414,671	412,788	228,858

Cash and cash equivalents at the end of period	102,905	1,021,330	281,013	414,671	412,788

Supplementary cash flow information:
Interest paid on loans and financing	(367,689)	425,694	856,331	701,752	638,061
Income tax and social contribution paid	67,710	128,646	130,731	16,595	33,239

Non—cash transactions
Property, plant and equipment received as donations and/or paid for with shares (capital subscription)	1,118	943	3,664	15,310	5,543

Acquisition related to São Bernardo de Campo (Note 5(b))
Purchase price	—	—	415,471	—	—
Settlement of customer accounts receivable	—	—	(265,432)	—	—
Amounts payable (other current liabilities)	—	—	(100,526)	—	—
Cash paid in 2003	—	—	49,513	—	—

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

27.    BUSINESS SEGMENTS

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, adopts the management approach designating the internal organization that is used by management for making operating decisions and assessing performance as the source of the company’s reportable segments. Management uses data derived under BR CL to make decisions in relation to the segments. SFAS No. 131 also requires disclosure about products and services, geographical areas, and major customers. SFAS No. 131 requires reported segment information to conform to the information reported to management even if that information is not prepared under US GAAP.

The Company has two identifiable reportable segments: (i) water systems; and (ii) sewage systems.

	Six Months Ended June 30, 2004 (unaudited)
	Water system	Sewage System	Consolidated
Gross revenue from sales	1,140,461	924,683	2,065,144
Gross revenue from sales—wholesale	106,025	—	106,025
Gross revenue from services (*)	32,313	13,981	46,294

	1,278,799	938,664	2,217,463
Taxes on sales and services	(52,015)	(39,122)	(91,137)

Net revenue from sales and services	1,226,784	899,542	2,126,326
Cost of sales and services and operating expenses	(977,286)	(475,738)	(1,453,024)

Operating profit before financial expense, net	249,498	423,804	673,302

Financial expenses, net			(568,584)
Non-operating expenses, net			(11,484)
Taxes on income			(33,522)

Extraordinary item			(17,561)

Net income			42,151

	Six Months Ended June 30, 2004 (unaudited)
	Water system	Sewage System	Common assets and concession assets acquired	Consolidated
Depreciation and amortization charges
BR CL	(141,763)	(110,353)	(40,629)	(292,745)
US GAAP	(167,103)	(129,826)	(40,629)	(337,558)

Additions to property, plant and equipment
BR CL	80,826	172,387	16,300	269,513
US GAAP	80,826	158,547	16,300	255,673

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

	Six Months Ended June 30, 2003 (unaudited)
	Water system	Sewage System	Consolidated
Gross revenue from sales	1,044,404	830,925	1,875,329
Gross revenue from sales—wholesale	122,948	—	122,948
Gross revenue from services (*)	37,182	18,283	55,465

	1,204,534	849,208	2,053,742
Taxes on sales and services	(50,361)	(37,440)	(87,801)

Net revenue from sales and services	1,154,173	811,768	1,965,941
Cost of sales and services and operating expenses	(862,694)	(411,779)	(1,274,473)

Operating profit before financial expense, net	291,479	399,989	691,468

Financial expenses, net			86,505
Non-operating expenses, net			(32,039)
Taxes on income			(223,867)

Extraordinary item			(17,563)

Net income			504,504

	Six Months Ended June 30, 2003 (unaudited)
	Water system	Sewage System	Common assets and concession assets acquired	Consolidated
Depreciation and amortization charges
BR CL	(137,621)	(109,626)	(22,158)	(269,405)
US GAAP	(162,723)	(129,747)	(22,158)	(314,628)

Additions to property, plant and equipment
BR CL	58,789	135,749	18,186	212,724
US GAAP	58,789	150,739	18,186	227,714

	Year Ended December 31, 2003
	Water System	Sewage System	Consolidated
Gross revenue from sales	2,190,971	1,756,399	3,947,370
Gross revenue from sales—wholesale	262,045	—	262,045
Gross revenue from services (*)	66,110	32,009	98,119

	2,519,126	1,788,408	4,307,534
Taxes on sales and services	(100,911)	(75,871)	(176,782)

Net revenue from sales and services	2,418,215	1,712,537	4,130,752
Cost of sales and services and operating expenses	(1,729,605)	(889,137)	(2,618,742)

Operating profit before financial expense, net	688,610	823,400	1,512,010

Financial expenses, net			(346,477)
Non-operating expenses, net			(54,455)
Taxes on income			(242,636)

Extraordinary item			(35,122)

Net income			833,320

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

	Year Ended December 31, 2003
	Water system	Sewage System	Common assets and concession assets acquired	Consolidated
Depreciation and amortization charges
BR CL	(316,218)	(248,237)	—	(564,455)
US GAAP	(346,573)	(272,067)	—	(618,640)

Additions to property, plant and equipment
BR CL	154,333	410,391	445,641	1,009,365
US GAAP	154,333	425,388	445,641	1,024,362

	Year Ended December 31, 2002
	Water systems	Sewage systems	Consolidated
Gross revenue from sales	2,015,206	1,586,181	3,601,387
Gross revenue from sales—wholesale	230,481	—	230,481
Gross revenue from services (*)	90,705	39,863	130,568

	2,336,392	1,626,044	3,962,436
Taxes on sales and services	(115,149)	(80,140)	(195,289)

Net revenue from sales and services	2,221,243	1,545,904	3,767,147
Cost of sales and services and operating expenses	(1,634,227)	(791,912)	(2,426,139)

Operating profit before financial expense, net	587,016	753,992	1,341,008

Financial expenses, net			(2,276,293)
Non-operating expenses, net			(3,424)
Taxes on income			323,315

Extraordinary item			(35,122)

Net loss			(650,516)

	Year Ended December 31, 2002
	Water systems	Sewage systems	Common assets and concession assets acquired	Consolidated
Depreciation and amortization charges
BR CL	(293,054)	(226,021)	—	(519,075)
US GAAP	(331,951)	(256,020)	—	(587,971)

Additions to property, plant and equipment
BR CL	210,879	353,736	54,576	619,191
US GAAP	207,531	348,120	53,710	609,361

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 is unaudited)

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

	Year Ended December 31, 2001
	Water system	Sewage system	Consolidated
Gross revenue from sales	1,814,483	1,397,421	3,211,904
Gross revenue from sales—wholesale	204,148	—	204,148
Gross revenue from services (*)	88,290	39,166	127,456

	2,106,921	1,436,587	3,543,508
Taxes on sales and services	(64,656)	(44,085)	(108,741)

Net revenue from sales and services	2,042,265	1,392,502	3,434,767
Cost of sales and services and operating expenses	(1,436,322)	(689,845)	(2,126,167)

Operating profit before financial expense, net	605,943	702,657	1,308,600

Financial expenses, net			(1,105,152)
Non-operating expense, net			(76,920)
Income taxes			89,699

Net income			216,227

	Year Ended December 31, 2001
	Water system	Sewage system	Common assets and concession assets acquired	Consolidated
Depreciation and amortization charges
BR CL	(268,482)	(208,847)		(477,329)
US GAAP	(311,403)	(242,235)		(553,638)

Additions to property, plant and equipment
BR CL	269,507	387,221	62,299	719,027
US GAAP	275,503	387,221	62,299	725,023

	June 30, 2004	December 31, 2003	December 31, 2002
	(unaudited)
Water systems	6,176,147	6,233,376	6,396,976
Sewage systems	6,829,170	6,771,217	6,633,356
Total segment assets	13,005,317	13,004,593	13,030,332

General corporate and other	3,436,207	3,526,077	3,318,319

Total assets	16,441,524	16,530,670	16,348,651

Water systems	(2,663,851)	(2,528,397)	(2,266,345)
Sewage systems	(1,862,302)	(1,751,949)	(1,536,454)
Others	(373,838)	(343,987)	(302,397)

Total accumulated depreciation and amortization	(4,899,991)	(4,624,333)	(4,105,196)

(*)	Other sales and services rendered comprise other services which are related to water and sewage services (mainly, charges for duct connections into the water and sewage systems, change in water measurement equipment, and sewage duct clearing services.)

Companhia de Saneamento Básico

do Estado de São Paulo – Sabesp

                     American Depositary Shares

Representing              Common Shares

P R O S P E C T U S

                 , 2004

Global Coordinator and Sole Book Runner

Citigroup

Unibanco

Part II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Expenses of the Offering

We estimate that our expenses in connection with the offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount (in thousands of US$)
SEC registration fee	US$	36.7
National Association of Securities Dealers, Inc. filing fee		29.5
Brazilian fees, including Brazilian Securities Commission and São Paulo Stock Exchange fees		29.3
Printing and engraving expenses		125.0
Legal fees and expenses		695.0
Accountant fees and expenses		190.0
Miscellaneous		4.5
Total	US$	1,110.0

The expenses listed above will be paid by the underwriters, other than accountant fees and expenses and legal fees and expenses incurred by us and by the selling shareholders, which will be paid by the selling shareholders. All amounts in the table are estimated except the SEC registration fee, the NYSE listing fee, the NASD filing fee and the Brazilian Securities Commission and São Paulo Stock Exchange fees.

The total underwriting discounts and commissions that the selling shareholders are required to pay will be US$            million or US$            per ADS offered.

Item 8. Indemnification of Directors and Officers

Neither the laws of Brazil nor the registrant’s by-laws or other constitutive documents provide for indemnification of directors or officers. The registrant does not maintain liability insurance and has not entered into indemnity agreements which would insure or indemnify its directors or officers in any manner against liability which he or she may incur in his or her capacity as such.

Item 9. Exhibits and Financial Statement Schedules

Exhibits:

Item		Description
1.1	*	Form of Underwriting Agreement

4.1	**	Deposit Agreement, dated as of May 9, 2002, among the Registrant, The Bank of New York as depositary, and the owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts.

5.1	*	Opinion of Clifford Chance US LLP as to the legality of the American Depositary Shares being registered.

5.2	*	Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, as to the legality of the common shares being registered.

Item		Description

23.1	*	Consent of Clifford Chance US LLP (included in Exhibit 5.1)

23.2	*	Consent of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados (included in Exhibit 5.2)

23.3		Consent of PricewaterhouseCoopers Auditores Independentes.

23.4		Consent of Deloitte Touche Tohmatsu Auditores Independentes.

24.1	***	Power of Attorney

*	To be filed by amendment.
**	Filed as an exhibit to the Company’s Registration Statement on Form F-6 (File No. 333-86118) with the SEC on April 10, 2002.
***	Filed with the Company’s Registration Statement on Form F-3 (File No. 333-119352) with the SEC on September 28, 2004.

Item 10. Undertakings

(a)	The undersigned registrants hereby undertake that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)	The undersigned registrants hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Companhia de Saneamento Básico do Estado de São Paulo- Sabesp, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São Paulo on October 13, 2004.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO-SABESP

By:	/s/ Dalmo do Valle Nogueira Filho
Name: Dalmo do Valle Nogueira Filho
Title: Chief Executive Officer

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso
Title: Economic and Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on October 13, 2004.

Name	Title
* Mauro Guilherme Jardim Arce	Chairman of the Board of Directors

* Fernando Carvalho Braga	Vice-Chairman of the Board of Directors

* Alexander Bialer	Director

* Gustavo de Sá e Silva	Director

* Maria Helena Guimarães de Castro	Director

* Fernando Maida Dall’Acqua	Director

* Andrea Sandro Calabi	Director

* Daniel Sonder	Director

* Dalmo do Valle Nogueira Filho	Chief Executive Officer (principal executive officer)

* Rui de Britto Álvares Affonso	Economic and Financial Officer and Investor Relations Officer (principal financial officer)

* Nara Maria Marcondes França	Head of Accounting (principal accounting officer)

* Puglisi & Associates	Authorized Representative in the United States

By:	/s/ Dalmo do Valle Nogueira Filho
Dalmo do Valle Nogueira Filho Attorney-in-fact

EXHIBIT INDEX

Item		Description

1.1*		Form of Underwriting Agreement

4.1**		Deposit Agreement, dated as of May 9, 2002, among the Registrant, The Bank of New York as depositary, and the owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts.

5.1*		Opinion of Clifford Chance US LLP as to the legality of the American Depositary Shares being registered.

5.2*		Opinion of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, as to the legality of the common shares being registered.

23.1*		Consent of Clifford Chance US LLP (included in Exhibit 5.1)

23.2*		Consent of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados (included in Exhibit 5.2)

23.3		Consent of PricewaterhouseCoopers Auditores Independentes.

23.4		Consent of Deloitte Touche Tohmatsu Auditores Independentes.

24.1	***	Power of Attorney (included on page II-4)

*	To be filed by amendment.
**	Filed as an exhibit to the Company’s Registration Statement on Form F-6 (File No. 333-86118) with the SEC on April 10, 2002.
***	Filed with the Company’s Registration Statement on Form F-3 (File No. 333-119352) with the SEC on September 28, 2004.